
11008249

CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 30 2011
WASH, D.C.
191
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2010)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

033-70734
SEC file number, if available

S-______________________________
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C-______________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
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____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, on the 30th day of September 2011.

REPUBLIC OF ARGENTINA

By: /s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republic of Argentina



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BUENOS AIRES, 22 DIC 2010

VISTO la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156, y

CONSIDERANDO:

Que el Artículo 27 de la ley citada en el Visto dispone que si al inicio de un ejercicio financiero no se encontrare aprobado el Presupuesto General de la Administración Nacional regirá el que estuvo en vigencia el año anterior con las adecuaciones que deberá hacer el PODER EJECUTIVO NACIONAL.

Que el único condicionante para la operatividad de la norma lo constituye entonces la ausencia de una ley de presupuesto para dicho ejercicio financiero.

Que por medio de las leyes de presupuesto se establecen los principales lineamientos anuales de actividad económica – financiera del ESTADO NACIONAL, programándose los medios necesarios para la prosecución de las políticas públicas definidas en el Plan de Gobierno.

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Que sus diferentes disposiciones deben considerarse como formando parte de una acción integral que se concatena en cada una de ellas.

Que la prórroga del presupuesto anterior vigente es una solución técnica y jurídica que salvaguarda la actividad del Estado hasta tanto se sancione una nueva ley.

Que en base a lo expuesto precedentemente y con el objeto de asegurar la continuidad y eficiencia de los servicios a cargo de las Jurisdicciones y Entidades de la Administración Nacional, corresponde instruir al señor Jefe de Gabinete de Ministros para que efectúe los ajustes establecidos en el mencionado Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº



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24.156.

Que el Servicio Jurídico Permanente ha tomado la intervención que le compete.

Que el presente decreto se dicta en uso de las facultades conferidas por los Artículos 99, inciso 1 de la CONSTITUCIÓN NACIONAL y 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156.

Por ello,

LA PRESIDENTA DE LA NACIÓN ARGENTINA

DECRETA:

ARTÍCULO 1º.- A partir del 1 de enero de 2011 rigen, en virtud del Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156, las disposiciones de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, sus normas modificatorias y complementarias, las que deberán ser adecuadas como se indica en el artículo siguiente.

ARTÍCULO 2º.- El señor Jefe de Gabinete de Ministros efectuará los ajustes a que se refiere el Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156.

ARTÍCULO 3º.- Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese.

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DECRETO Nº 2053

Amado Boudou
Ministro de Economía y Finanzas Públicas

Dr. ANIBAL DOMINGO FERNANDEZ
JEFE DE GABINETE DE MINISTROS

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BUENOS AIRES, 22 DIC 2010

VISTO el Presupuesto General de la Administración Nacional para el Ejercicio 2010, aprobado por la Ley N° 26.546 y prorrogado para el Ejercicio 2011 en virtud de lo dispuesto por el Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, y

CONSIDERANDO:

Que mediante el Mensaje N° 673 de fecha 15 de septiembre de 2010 el PODER EJECUTIVO NACIONAL remitió el Proyecto de Ley de Presupuesto General de la Administración Nacional para el Ejercicio 2011 al HONORABLE CONGRESO DE LA NACIÓN.

Que si bien el PODER LEGISLATIVO NACIONAL se abocó al tratamiento del referido Proyecto de Ley, el mismo no ha recibido la sanción legislativa correspondiente.

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Que en consecuencia y por la aplicación del Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, operó la prórroga del Presupuesto General de la Administración Nacional para el Ejercicio 2010 aprobado por la Ley N° 26.546.

Que, asimismo, resulta necesario y urgente incorporar diversas disposiciones incluidas en el citado Proyecto de Ley a fin de posibilitar la adecuada atención de distintos aspectos del funcionamiento del ESTADO NACIONAL, conforme al Programa General de Gobierno.

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Que en consonancia con lo expresado por la Dirección General de Asuntos Jurídicos de la SUBSECRETARÍA LEGAL de la SECRETARÍA LEGAL Y ADMINISTRATIVA del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS, en su Dictamen N° 222.631, obrante en las actuaciones N° S01:0103383/2010 de la citada Cartera de Estado, el cual expresa que "En lo que se refiere al alcance que corresponde dar a las disposiciones del artículo 27 de la Ley N° 24.156, se observa -como bien se ha señalado- la directa aplicación integral de la ley presupuestaria anterior (hoy la N° 26.546) para el caso de ausencia de norma en un ejercicio financiero vigente, replicándose todas las disposiciones de la ley con el tamiz que se regla y salvo las que hubieran cumplido su objeto", la presente medida contiene las disposiciones complementarias necesarias para garantizar la continuidad y eficiencia del funcionamiento del Estado y la prestación de los servicios, respetando la interpretación aludida.

Que, en consecuencia, resulta necesario establecer el total de cargos y horas de cátedra para cada Jurisdicción y entidad de la Administración Nacional para el Ejercicio 2011, conjuntamente con la facultad al señor Jefe de Gabinete de Ministros que le permita atender situaciones excepcionales durante el desarrollo del Ejercicio Fiscal 2011.



Que, por medio del Decreto N° 1.993 de fecha 14 de diciembre de 2010, se sustituye el Artículo 1° de la Ley de Ministerios, (texto ordenado por Decreto N° 438/92) y sus modificaciones, creándose el MINISTERIO DE SEGURIDAD.

Que por el Artículo 3° del citado decreto se modifica el Artículo 22 bis de la Ley de Ministerios (texto ordenado por Decreto N° 438/92) y sus modificaciones, estableciendo las competencias de la nueva Cartera Ministerial.

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Que, conforme lo expresado, se deberá aprobar la estructura jurisdiccional que permita dar cumplimiento a las misiones y funciones que le fueron asignadas y por ende, resulta necesario autorizar al señor Jefe de Gabinete de Ministros a incorporar, oportunamente los cargos que se aprueben a tal fin.

Que a los efectos de dar continuidad a los planes de infraestructura encarados por el Gobierno Nacional es indispensable autorizar la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2011.

Que es menester posibilitar el normal desenvolvimiento de la operatoria de la CENTRAL HIDROELÉCTRICA DE YACYRETÁ sin alterar el funcionamiento comercial actual del MERCADO ELÉCTRICO MAYORISTA (MEM).

Que se estima oportuno establecer que los remanentes de recursos originados en la prestación de servicios adicionales cumplimentados por la POLICÍA FEDERAL ARGENTINA, en virtud de la autorización dispuesta por el Decreto Ley N° 13.473 de fecha 25 de octubre de 1957 y su reglamentación y el Decreto Ley N° 13.474 de fecha 25 de octubre de 1957, ambos convalidados por la Ley N° 14.467 y sus modificatorias, puedan ser incorporados a los recursos del ejercicio siguiente del Servicio Administrativo Financiero 326 - POLICÍA FEDERAL ARGENTINA.

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Que se considera conveniente afectar los recursos que se obtengan por la subasta del espectro radioeléctrico al mejoramiento e instalación de nuevas redes de telecomunicaciones en el marco de los Planes Nacionales "Argentina Conectada" y "Conectar Igualdad.com.ar"; y al desarrollo de los Sistemas Argentinos de Televisión Digital Terrestre y de Televisión Digital Directa al Hogar.

Que con el fin de robustecer las políticas de financiamiento orientadas al


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desarrollo del sector exportador de las Pequeñas y Medianas Empresas de la REPÚBLICA ARGENTINA, corresponde facultar al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a disponer la capitalización del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE).

Que, resulta indispensable, a fin de evitar su caducidad, establecer la prórroga por DIEZ (10) años a partir de sus respectivos vencimientos de las pensiones graciables que fueran otorgadas por el Artículo 55 de la Ley Nº 25.401, fijando que las mismas deberán cumplir con las condiciones indicadas en el Artículo 42 de Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Que, debe dotarse al Sector Público Nacional en el Ejercicio Fiscal 2011 de las herramientas pertinentes para asegurar el normal y eficiente financiamiento del Ejercicio Presupuestario 2011.

Que por ello, debe establecerse la autorización a las Jurisdicciones y Entidades que se detallan en la presente medida a realizar Operaciones de Crédito Público durante el Ejercicio 2011, en el marco de lo establecido por el Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones.

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Que, asimismo, se determina la autorización a la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS para obtener financiamiento de corto plazo durante el Ejercicio 2011, previsto en el Artículo 82 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, a fin de hacer uso transitorio del mismo.

Que, además se incorpora la autorización a la SECRETARÍA DE



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HACIENDA para la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero a los efectos de utilizarlo como garantía para las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, como así también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Que por el Artículo 17 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 y el Decreto Nº 949 de fecha 30 de junio de 2010 se creó el Programa de Inversiones Prioritarias correspondiendo, en consecuencia, autorizar las Operaciones de Crédito Público necesarias para posibilitar su continuidad durante el Ejercicio 2011.

Que deviene necesario autorizar al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro Nacional a fin de posibilitar el financiamiento de distintos organismos pertenecientes al Sector Público Nacional.



Que el PODER EJECUTIVO NACIONAL requiere formalizar operaciones de crédito público con el BANCO NACIONAL DE DESARROLLO ECONÓMICO Y SOCIAL de la REPÚBLICA FEDERATIVA DEL BRASIL en el marco del Convenio ALADI.

Que corresponde establecer el importe máximo de colocación de Bonos de Consolidación y de Bonos de Consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el Artículo 2º, inciso f), de la Ley Nº 25.152 y el monto destinado a la atención de las deudas referidas en los incisos b) y c) del Artículo 7º de la Ley Nº 23.982.

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Que los logros en materia de reducción de los costos de financiamiento obtenidos por la utilización del Fondo de Desendeudamiento Argentino durante el Ejercicio 2010, conjuntamente con el incremento en el monto de reservas internacional observado, ameritan dar continuidad a dicho fondo durante el Ejercicio 2011, a efectos de dar certeza sobre el normal cumplimiento de las obligaciones del ESTADO NACIONAL, aún en caso de que persista la volatilidad en los mercados financieros internacionales.

Que, por tal motivo, corresponde integrar el Fondo de Desendeudamiento Argentino a fin asegurar la cancelación de los servicios de la deuda pública con tenedores privados correspondientes al Ejercicio Fiscal 2011.

Que considerando la efectividad práctica del Fondo Nacional de Incentivo Docente corresponde establecer la vigencia del mismo.

Que atendiendo a la necesidad de preservar la solvencia y sustentabilidad de las finanzas públicas y considerando la incidencia residual de la política anticíclica en la estructura del gasto, corresponde prorrogar las disposiciones de la Ley Nº 26.530.

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Que por la Ley Nº 26.566 se declaró de Interés Nacional y se encomendó a la COMISIÓN NACIONAL DE ENERGÍA ATÓMICA (CNEA) el diseño, ejecución y puesta en marcha del "Prototipo de Reactor CAREM" a construirse en la REPÚBLICA ARGENTINA.

Que, en consecuencia, corresponde considerar a dicha obra incluida dentro del Programa de Inversiones Prioritarias, en los términos del Artículo 17 de la Ley N° 26.546 y del Decreto Nº 949/10.

Que, en virtud de los niveles de actividad económica observados, es


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necesario incrementar el volumen de importaciones autorizado por el Artículo 33 de la Ley Nº 26.422.

Que, se requiere ampliar el cupo establecido por el inciso d) del Artículo 31 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Que resulta necesario establecer la distribución de los fondos acumulados durante el Ejercicio Fiscal 2010 correspondientes al inciso d) del Artículo 3° de la Ley Nº 23.548, con el fin de afianzar el proceso de desendeudamiento provincial.

Que la particularidad de la situación planteada y la urgencia requerida para su resolución dificultan seguir los trámites ordinarios previstos en la CONSTITUCIÓN NACIONAL para la sanción de las leyes, por lo que el PODER EJECUTIVO NACIONAL adopta la presente medida con carácter excepcional.

Que la Ley Nº 26.122 regula el trámite y los alcances de la intervención del HONORABLE CONGRESO DE LA NACIÓN, respecto de los Decretos de Necesidad y Urgencia dictados por el PODER EJECUTIVO NACIONAL, en virtud de lo dispuesto por el Artículo 99, inciso 3 de la CONSTITUCIÓN NACIONAL.

Que el Artículo 2º de la ley mencionada precedentemente determina que la COMISIÓN BICAMERAL PERMANENTE del HONORABLE CONGRESO DE LA NACIÓN tiene competencia para pronunciarse respecto de los decretos de necesidad y urgencia.

Que el Artículo 10 de la citada ley dispone que la COMISIÓN BICAMERAL PERMANENTE debe expedirse acerca de la validez o invalidez del decreto y elevar el dictamen al plenario de cada Cámara para su expreso tratamiento, en el plazo de DIEZ (10) días hábiles, conforme lo establecido en el

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Artículo 19 de dicha norma.

Que el Artículo 20 de la ley referida, prevé incluso que, en el supuesto que la COMISIÓN BICAMERAL PERMANENTE no eleve el correspondiente despacho, las Cámaras se aboquen al expreso e inmediato tratamiento del decreto, de conformidad con lo establecido en los Artículos 99, inciso 3 y 82 de la CONSTITUCIÓN NACIONAL.

Que, por su parte, el Artículo 22 dispone que las Cámaras se pronuncien mediante sendas resoluciones y que el rechazo o aprobación de los decretos deberá ser expreso conforme lo establecido en el Artículo 82 de nuestra Carta Magna.

Que la Dirección General de Asuntos Jurídicos del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS ha tomado la intervención que le compete.

Que el presente decreto se dicta en uso de las atribuciones emergentes del Artículo 99, incisos 1 y 3 de la CONSTITUCIÓN NACIONAL y de los Artículos 2°, 19 y 20 de la Ley N° 26.122.

Por ello,

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LA PRESIDENTA DE LA NACIÓN ARGENTINA

EN ACUERDO GENERAL DE MINISTROS

DECRETA:

ARTÍCULO 1°.- Establécense como disposiciones complementarias a la prórroga del Presupuesto General de la Administración Nacional para el Ejercicio 2010 aprobado por Ley N° 26.546, las que como Anexo forman parte integrante de la presente medida.

ARTÍCULO 2°.- Las disposiciones a las que se hace referencia en el artículo


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precedente tendrán vigencia desde el 1 de enero de 2011.

ARTÍCULO 3°.- Dése cuenta a la COMISIÓN BICAMERAL PERMANENTE del HONORABLE CONGRESO DE LA NACIÓN.

ARTÍCULO 4°.- Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese.

DECRETO N° 2054

Amado Boudou
Ministro de Economía y Finanzas Públicas

Dr. ANIBAL DOMINGO FERNANDEZ
JEFE DE GABINETE DE MINISTROS

C.P.N. FLORENCIO RANDAZZO
MINISTRO DEL INTERIOR

Sr. HECTOR MARCOS TIMERMAN
Ministro de Relaciones Exteriores Comercio Internacional y Culto

Dr. ARTURO ANTONIO PURICELLI
MINISTRO DE DEFENSA

Lic. DÉBORA ADRIANA GIORGI
MINISTRA DE INDUSTRIA

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Sr. JULIAN ANDRES DOMINGUEZ
Ministro de Agricultura, Ganadería y Pesca

Sr. CARLOS ENRIQUE MEYER
MINISTRO DE TURISMO

Dr. JULIO MIGUEL DE VIDO
MINISTRO DE PLANIFICACION FEDERAL INVERSION PUBLICA Y SERVICIOS

4371

DR. JULIO CESAR ALAK
MINISTRO DE JUSTICIA Y DERECHOS HUMANOS

DRA. NILDA CELIA GARRE
MINISTRA DE SEGURIDAD

Dr. CARLOS ALFONSO TOMADA
MINISTRO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL

Dra. ALICIA MARGARITA KIRCHNER
MINISTRA DE DESARROLLO SOCIAL

Dr. JUAN LUIS MANZUR
MINISTRO DE SALUD

Prof. ALBERTO E. SILEONI
MINISTRO DE EDUCACION

Dr. JOSE LINO SALVADOR BARAÑAO
MINISTRO DE CIENCIA, TECNOLOGIA E INNOVACION PRODUCTIVA

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DISPOSICIONES COMPLEMENTARIAS A LA PRÓRROGA DE LA LEY Nº 26.546

ARTÍCULO 1º.- Establécese el total de cargos y horas de cátedra para cada Jurisdicción, Organismo Descentralizado e Institución de la Seguridad Social para el Ejercicio Fiscal 2011, de acuerdo con el detalle obrante en las Planillas Anexas al presente artículo.

Exceptúase de la limitación para aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las Planillas Anexas al presente artículo al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", a la ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL, y a la AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL, con el objeto de implementar las disposiciones de la Ley N° 26.522 y su reglamentación.

Autorízase al señor Jefe de Gabinete de Ministros a efectuar la distribución de los cargos y horas de cátedra dispuestos en el presente artículo.

ARTÍCULO 2º.- Exceptúase de la limitación para cubrir los cargos vacantes financiados durante el Ejercicio 2011 al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", a la ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL y a la AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL, con el objeto de implementar las disposiciones de la Ley N° 26.522 y su reglamentación.

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ARTÍCULO 3º.- Autorízase al Jefe de Gabinete de Ministros a modificar los cargos y horas de cátedra asignados al MINISTERIO DE SEGURIDAD una vez aprobada la estructura del mismo.

ARTÍCULO 4º.- Establécese para el Ejercicio 2011 la autorización, de conformidad

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con lo dispuesto en el Artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, para la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el citado ejercicio financiero de acuerdo con el detalle obrante en las Planillas Anexas al presente artículo.

ARTÍCULO 5º.- El ESTADO NACIONAL atenderá las obligaciones emergentes de las diferencias que se produzcan entre la Tarifa reconocida a la ENTIDAD BINACIONAL YACYRETÁ (EBY) por el Numeral 1 de la Nota Reversal del 9 de enero de 1992 – "Tarifa y Financiamiento Proyecto Yacyretá", del Tratado Yacyretá signado con la REPÚBLICA DEL PARAGUAY, y el valor neto que cobra en el Mercado Spot liquidado, por la comercialización en el MERCADO ELÉCTRICO MAYORISTA (MEM), conforme la normativa vigente.

Las deudas mencionadas en el párrafo anterior, serán incluidas en el Artículo 2°, inciso f) de la Ley N° 25.152.

ARTÍCULO 6º.- Los remanentes de recursos originados en la prestación de servicios adicionales, cualquiera sea su modalidad, cumplimentados por la POLICÍA FEDERAL ARGENTINA, en virtud de la autorización dispuesta por el Decreto Ley N° 13.473 de fecha 25 de octubre de 1957 y su reglamentación Decreto Ley N° 13.474 de fecha 25 de octubre de 1957, ambos convalidados por la Ley N° 14.467 y sus modificatorias, podrán ser incorporados a los recursos del ejercicio siguiente originados en el Servicio de Policía Adicional del Servicio Administrativo Financiero 326 - POLICÍA FEDERAL ARGENTINA, para el financiamiento del pago de todos los gastos emergentes de la cobertura del servicio.

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ARTÍCULO 7º.- Los recursos obtenidos por la subasta del espectro radioeléctrico

ANEXO

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serán afectados específicamente al mejoramiento e instalación de nuevas redes de telecomunicaciones en el marco de los Planes Nacionales "Argentina Conectada" y "Conectar Igualdad.com.ar"; y al desarrollo de los Sistemas Argentinos de Televisión Digital Terrestre y de Televisión Digital Directa al Hogar.

ARTÍCULO 8°.- Facúltase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a disponer la capitalización del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE) mediante:

a) Un aporte en efectivo por la suma de PESOS CIEN MILLONES ($ 100.000.000) dentro del total de créditos aprobados por la presente ley.

b) La transferencia del saldo de los bienes fideicomitidos integrantes del Fondo Fiduciario Secretaría de Hacienda-BICE, neto de la suma remanente de la obligación de la SECRETARÍA DE HACIENDA dependiente del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS establecida por el Artículo 4° de la Ley N° 25.300.

Una vez dispuesta la transferencia prevista en el inciso b), el BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE) deberá transferir al Tesoro Nacional el importe que se deduce de la capitalización, con el objeto de que la SECRETARÍA DE HACIENDA, cumplimente oportunamente la obligación dispuesta en el citado Artículo 4° de la Ley N° 25.300 y se considerará disuelto el Fondo Fiduciario Secretaría de Hacienda-BICE.

ARTÍCULO 9°.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por el Artículo 55 de la Ley N° 25.401, las que deberán cumplir con las condiciones indicadas en el Artículo 42 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para

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el Ejercicio 2010.

ARTÍCULO 10.- Establécese para el Ejercicio Fiscal 2011 la autorización, de conformidad con lo dispuesto por el Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, a los entes que se mencionan en la Planilla Anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público.

El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo del presente artículo.

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ARTÍCULO 11.- Fíjase para el Ejercicio 2011 en la suma de PESOS CATORCE MIL MILLONES ($ 14.000.000.000) el monto máximo de autorización a la Tesorería General de la Nación dependiente de la SUBSECRETARÍA DE PRESUPUESTO de la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA Y FINANZAS

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PÚBLICAS para hacer uso transitoriamente del crédito a corto plazo a que se refiere el Artículo 82 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones.

ARTÍCULO 12.- Fíjase para el Ejercicio 2011 en la suma de PESOS SEIS MIL MILLONES ($ 6.000.000.000) el monto máximo de autorización a la SECRETARÍA DE HACIENDA para la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero a los efectos de ser utilizadas como garantía para las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, como así también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Dichos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mismas, por lo dispuesto en el Artículo 82 del Anexo al Decreto Nº 1.344 de fecha 4 de octubre de 2007. En forma previa a la emisión de las mismas, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.


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ARTÍCULO 13.- Fíjase para el Ejercicio Fiscal 2011 en la suma de DÓLARES ESTADOUNIDENSES SIETE MIL QUINIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS VEINTE MIL (U$S 7.599.720.000) o su equivalente en otras monedas, el monto máximo de autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para realizar operaciones de crédito público adicionales a las autorizadas por el Artículo 10 del presente Anexo, destinadas a financiar inversiones prioritarias en el marco del

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Artículo 17 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, cuyo detalle figura en la Planilla Anexa a este artículo.

El MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS determinará de acuerdo con las ofertas de financiamiento que se verifiquen y hasta el monto global señalado, la asignación del financiamiento entre las inversiones indicadas e instruirá al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a instrumentarlas.

El uso de esta facultad deberá ser informado de manera fehaciente y detallada, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público, a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN.

Facúltase al señor Jefe de Gabinete de Ministros, en la medida en que se perfeccionen las operaciones de crédito aludidas, a realizar las ampliaciones presupuestarias correspondientes a fin de posibilitar la ejecución del mencionado programa.

ARTÍCULO 14.- Establécese para el Ejercicio Fiscal 2011 la autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para realizar operaciones de crédito público, cuando las mismas excedan dicho ejercicio, por los montos, especificaciones, período y destino de financiamiento detallados en la Planilla Anexa al presente artículo.

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El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central, siempre que las mismas hayan sido incluidas en la Ley de Presupuesto General de la Administración Nacional del

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ejercicio respectivo.

ARTÍCULO 15.- Facultáse al Órgano Coordinador de los Sistemas de Administración Financiera a extender el plazo del Aval N° 1/2003 otorgado a favor de la empresa INVESTIGACIONES APLICADAS SOCIEDAD DEL ESTADO (INVAP S.E.) hasta el 31 de diciembre de 2012, por hasta la suma de DÓLARES ESTADOUNIDENSES NUEVE MILLONES (U$S 9.000.000).

ARTÍCULO 16.- Autorízase al Órgano Coordinador de los Sistemas de Administración Financiera, previa intervención del MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS a otorgar avales, fianzas o garantías de cualquier naturaleza a efectos de garantizar las obligaciones destinadas al financiamiento de las obras de infraestructura y/o equipamiento cuyo detalle figura en la Planilla Anexa al presente artículo y hasta el monto máximo global de DÓLARES ESTADOUNIDENSES DIECIOCHO MIL CIENTO OCHENTA MILLONES (U$S 18.180.000.000), o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios.


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El MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS instruirá al Órgano Coordinador de los Sistemas de Administración Financiera para el otorgamiento de los avales, fianzas o garantías correspondientes, con determinación de plazos y condiciones de devolución, los que serán endosables en forma total o parcial e incluirán un monto equivalente al capital de la deuda garantizada con más el monto necesario para asegurar el pago de los intereses correspondientes y demás accesorios.

ARTÍCULO 17.- Establécese para el Ejercicio Fiscal 2011 la autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para



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otorgar avales del Tesoro Nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la Planilla Anexa al presente artículo, y por los montos máximos determinados en la misma.

ARTÍCULO 18.- El PODER EJECUTIVO NACIONAL podrá formalizar operaciones de crédito público con el BANCO NACIONAL DE DESARROLLO ECONÓMICO Y SOCIAL de la REPÚBLICA FEDERATIVA DEL BRASIL, por hasta un monto máximo de DÓLARES ESTADOUNIDENSES DOS MIL QUINIENTOS MILLONES (U$S 2.500.000.000) o su equivalente en otras monedas, siempre que las operatorias que den origen a dicho endeudamiento sean efectuadas en el marco del Convenio ALADI. Las operaciones de que se trata se considerarán incluidas en el último párrafo del Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones.

ARTÍCULO 19.- Fíjase en la suma de PESOS TRES MIL SETECIENTOS MILLONES ($ 3.700.000.000) el importe máximo de colocación durante el Ejercicio Fiscal 2011 de bonos de consolidación y de bonos de consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el Artículo 2°, inciso f) de la Ley N° 25.152 por los montos que en cada caso se indican en la Planilla Anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

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Dentro de cada uno de los conceptos definidos en la citada planilla, las colocaciones serán efectuadas en el estricto orden cronológico de ingreso a la Oficina Nacional de Crédito Público de la SUBSECRETARÍA DE FINANCIAMIENTO dependiente de la SECRETARÍA DE FINANZAS del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS, de los requerimientos de pago que cumplan con los

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requisitos establecidos en la reglamentación hasta agotar el importe máximo de colocación fijado por el presente artículo.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS podrá realizar modificaciones dentro del monto total fijado en este artículo.

ARTÍCULO 20.- Fíjase en la suma de PESOS TREINTA MILLONES ($ 30.000.000) el importe máximo destinado a la atención de las deudas referidas en los incisos b) y c) del Artículo 7º de la Ley Nº 23.982.

ARTÍCULO 21.- Las obligaciones consolidadas en los términos de las Leyes Nros. 23.982 y 25.344, a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nros. 25.565 y 25.725 y las obligaciones cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique con los títulos públicos previstos en dichas leyes, reconocidas en sede administrativa o judicial hasta el 31 de diciembre de 2001, serán atendidas mediante la entrega de los bonos de consolidación cuya emisión se autoriza en el Artículo 60, inciso a) de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

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Las obligaciones consolidadas en los términos de la Ley Nº 23.982, a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nros. 25.344, 25.565 y 25.725 y las obligaciones cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique con los títulos públicos previstos en dichas leyes, reconocidas en sede administrativa o judicial después del 31 de diciembre de 2001, serán atendidas mediante la entrega de los bonos de consolidación cuya emisión se autoriza en el Artículo 60, incisos b) y c) de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el

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Ejercicio 2010, según lo que en cada caso corresponda.

Las obligaciones comprendidas en las Leyes Nros. 24.043, 24.411, 25.192 y 26.572, serán canceladas con los bonos de consolidación cuya emisión se autoriza en el Artículo 60, inciso a) de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Las obligaciones comprendidas en la Ley Nº 25.471, serán canceladas en la forma dispuesta en el Artículo 4º del Decreto Nº 821 de fecha 23 de junio de 2004.

Facúltase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a dictar las medidas necesarias para el cumplimiento de lo dispuesto en el presente artículo.

La prórroga dispuesta en el Artículo 46 de la Ley Nº 25.565 y los Artículos 38 y 58 de la Ley Nº 25.725, resulta aplicable exclusivamente a las obligaciones vencidas o de causa o título posterior al 31 de diciembre de 1999, y anterior al 1 de enero de 2002 o al 1 de septiembre de 2002, según lo que en cada caso corresponda. Hasta el 31 de diciembre de 1999, las obligaciones a que se refiere el Artículo 13 de la Ley Nº 25.344, continuarán rigiéndose por las leyes y normas reglamentarias correspondientes. En todos los casos, los intereses a liquidarse judicialmente se calcularán únicamente hasta la fecha de corte, establecida en el 1 de abril de 1991 para las obligaciones comprendidas en la Ley Nº 23.982, en el 1 de enero de 2000, para las obligaciones comprendidas en la Ley Nº 25.344, y en el 1 de enero de 2002 o el 1 de septiembre de 2002, para las obligaciones comprendidas en la prórroga dispuesta por las Leyes Nros. 25.565 y 25.725.

ARTÍCULO 22.- Instrúyese al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a integrar el Fondo de Desendeudamiento Argentino, creado por el

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Decreto N° 298 de fecha 1 de marzo de 2010, por hasta la suma de DÓLARES ESTADOUNIDENSES SIETE MIL QUINIENTOS CUATRO MILLONES (U$S 7.504.000.000), destinado a la cancelación de los servicios de la deuda pública con tenedores privados correspondientes al Ejercicio Fiscal 2011.

A tales fines, autorízase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a colocar, con imputación a la Planilla Anexa al Artículo 10 del presente Anexo, al BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, un instrumento de deuda pública que será suscripto con el monto de las reservas de libre disponibilidad necesario para integrar los fondos referidos en el párrafo anterior. Dicho instrumento de deuda consistirá en un letra intransferible, denominada en Dólares Estadounidenses, amortizable íntegramente al vencimiento, con un plazo de amortización a DIEZ (10) años, que devengará una tasa de interés igual a la que devenguen las reservas internacionales del BANCO CENTRAL DE LA REPÚBLICA ARGENTINA por el mismo período y hasta un máximo de la tasa LIBOR anual, menos UN (1) punto porcentual. Los intereses se cancelarán semestralmente.

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El instrumento referido en el párrafo anterior se considerará comprendido en las previsiones del Artículo 33 de la Carta Orgánica del BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, y no se encuentra comprendido por la prohibición de los Artículos 19 inciso a) y 20 de la misma.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS deberá informar periódicamente a la Comisión Bicameral creada por el Artículo 6° del Decreto N° 298/10 el uso de los recursos que componen el Fondo de Desendeudamiento Argentino.

ARTÍCULO 23.- Sustitúyese el Artículo 1° de la Ley N° 25.919 – Fondo Nacional de

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Incentivo Docente – que fuera sustituido por el Artículo 19 de la Ley N° 26.075 de Financiamiento Educativo y el Artículo 69 de la Ley N° 26.422 de Presupuesto General de la Administración Nacional para el Ejercicio 2009, el que quedará redactado en los siguientes términos:

"ARTÍCULO 1°.- Prorrógase la vigencia del Fondo Nacional de Incentivo Docente creado por la Ley N° 25.053 y sus modificaciones, por el término de OCHO (8) años a partir del 1 de enero de 2004".

ARTÍCULO 24.- Prorróganse para el Ejercicio 2011 las disposiciones de la Ley N° 26.530.

ARTÍCULO 25.- Considérase al Proyecto "Prototipo de Reactor CAREM" como obra comprendida dentro del Programa de Inversiones Prioritarias, en los términos del Artículo 17 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 y del Decreto N° 949/10.

ARTÍCULO 26.- Prorróganse hasta el 31 de diciembre de 2015 los plazos establecidos en el Artículo 17 de la Ley N° 25.239.

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ARTÍCULO 27.- Amplíase el volumen autorizado para importar bajo el régimen establecido por el Artículo 33 de la Ley N° 26.422 de Presupuesto General de la Administración Nacional para el Ejercicio 2009, prorrogado por el Artículo 29 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, a TRES MILLONES QUINIENTOS MIL METROS CÚBICOS (3.500.000 m^3), los que pueden ser ampliados en hasta un VEINTE POR CIENTO (20 %), conforme la evaluación de su necesidad realizada en forma conjunta por la SECRETARÍA DE HACIENDA dependiente del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS y la SECRETARÍA DE ENERGÍA dependiente del

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MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS.

ARTÍCULO 28.- Amplíase el monto establecido por el inciso d) del Artículo 31 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 hasta alcanzar la suma de PESOS CINCUENTA MILLONES ($ 50.000.000).

ARTÍCULO 29.- A los efectos de la reducción de la deuda pública provincial, el MINISTERIO DEL INTERIOR distribuirá recursos, correspondientes al fondo establecido por el inciso d) del Artículo 3° de la Ley Nº 23.548, existentes al 31 de diciembre de 2010, a través de una aplicación financiera, a fin de posibilitar la cancelación parcial de los préstamos otorgados durante el Ejercicio 2010, en el marco de lo establecido por el Artículo 26 de la Ley Nº 25.917, de Régimen Federal de Responsabilidad Fiscal y el Artículo 73 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

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Amado Boudou
Ministro de Economía y Finanzas Públicas

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ANEXO

Planilla Anexa al Art. 1°

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS - TOTALES POR CARÁCTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
ADMINISTRACIÓN CENTRAL	275.927	265.277	10.650	178.478	82.287	96.191
ORGANISMOS DESCENTRALIZADOS	44.238	40.944	3.294	47.758	2.679	45.079
INSTITUCIONES DE SEGURIDAD SOCIAL	14.436	14.397	39	0	0	0
TOTAL:	334.601	320.618	13.983	226.236	84.966	141.270

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ANEXO
Planilla Anexa al Art. 1º

ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN / SUBJURISDICCIÓN	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PODER LEGISLATIVO NACIONAL	10.836	6.835	4.001	0	0	0
PODER JUDICIAL DE LA NACIÓN	23.075	20.791	2.284	0	0	0
MINISTERIO PÚBLICO	6.078	5.899	179	0	0	0
PRESIDENCIA DE LA NACIÓN	2.792	2.669	123	448	448	0 (2)
SECRETARÍA GENERAL	845	845	0	0	0	0
SECRETARÍA LEGAL Y TÉCNICA	350	350	0	0	0	0
SECRETARÍA DE INTELIGENCIA	2	2	0	0	0	0 (1)
SECRETARÍA DE PROGRAMACIÓN PARA LA PREVENCIÓN DE LA DROGADICCIÓN Y LA LUCHA CONTRA EL NARCOTRÁFICO	150	150	0	0	0	0
SECRETARÍA DE CULTURA	1.445	1.322	123	448	448	0 (2)
JEFATURA DE GABINETE DE MINISTROS	1.464	1.447	17	30.000	0	30.000 (3)
MINISTERIO DEL INTERIOR	693	583	110	5.600	0	5.600 (2)
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	2.525	2.417	108	0	0	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	14.555	14.555	0	12.179	7.179	5.000
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	2.527	2.527	0	5.000	0	5.000 (2)
SERVICIO PENITENCIARIO FEDERAL	12.028	12.028	0	7.179	7.179	0 (2)
MINISTERIO DE SEGURIDAD	94.681	93.075	1.606	32.006	15.641	16.365
MINISTERIO DE SEGURIDAD	200	200	0	0	0	0
POLICÍA FEDERAL ARGENTINA	41.626	40.100	1.526	9.872	0	9.872 (2)
GENDARMERÍA NACIONAL	30.383	30.303	80	12.864	6.371	6.493 (2)
PREFECTURA NAVAL ARGENTINA	18.893	18.893	0	270	270	0
POLICÍA DE SEGURIDAD AEROPORTUARIA	3.579	3.579	0	9.000	9.000	0 (2)
MINISTERIO DE DEFENSA	101.833	100.134	1.699	82.357	58.119	24.238
MINISTERIO DE DEFENSA	1.264	855	409	429	0	429
ESTADO MAYOR GENERAL DEL EJÉRCITO	52.566	51.904	662	30.551	13.214	17.337
ESTADO MAYOR GENERAL DE LA ARMADA	27.301	27.055	246	30.000	30.000	0
ESTADO MAYOR GENERAL DE LA FUERZA AÉREA	20.483	20.242	241	19.938	14.543	5.395
ESTADO MAYOR CONJUNTO DE LAS FF.AA.	219	78	141	1.439	362	1.077
MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS	3.227	2.810	417	11.708	0	11.708 (3)
MINISTERIO DE INDUSTRIA	364	352	12	0	0	0
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	753	749	4	0	0	0
MINISTERIO DE TURISMO	429	429	0	0	0	0
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	2.208	2.208	0	1.000	0	1.000 (3)
MINISTERIO DE EDUCACIÓN	1.114	1.114	0	900	900	0 (2)
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN PRODUCTIVA	546	546	0	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	2.650	2.618	32	480	0	480
MINISTERIO DE SALUD	4.272	4.255	17	1.800	0	1.800 (3)
MINISTERIO DE DESARROLLO SOCIAL	1.832	1.791	41	0	0	0
TOTAL:	275.927	265.277	10.650	178.478	82.287	96.191

(1) NO INCLUYE PERSONAL SIN DISCRIMINAR
(2) HORAS DE CATEDRA MENSUALES
(3) HORAS DE CATEDRA ANUALES

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ANEXO

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

ENTIDAD	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIAS	TOTAL	PERMANENTES	TEMPORARIAS
PODER LEGISLATIVO NACIONAL	441	354	87	0	0	0
AUDITORIA GENERAL DE LA NACIÓN	441	354	87	0	0	0
PRESIDENCIA DE LA NACION	1.263	1.137	126	8.122	74	8.048
SINDICATURA GENERAL DE LA NACION	470	470	0	8.048	0	8.048 (2)
AUTORIDAD REGULATORIA NUCLEAR	242	242	0	0	0	0
TEATRO NACIONAL CERVANTES	102	102	0	0	0	0
BIBLIOTECA NACIONAL	201	75	126	74	74	0 (1)
INSTITUTO NACIONAL DEL TEATRO	186	186	0	0	0	0
FONDO NACIONAL DE LAS ARTES	92	92	0	0	0	0
JEFATURA DE GABINETE DE MINISTROS	331	290	41	1.250	1.250	0
AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL	331	290	41	1.250	1.250	0 (1)
MINISTERIO DEL INTERIOR	3.430	3.395	35	0	0	0
REGISTRO NACIONAL DE LAS PERSONAS	795	795	0	0	0	0
DIRECCION NACIONAL DE MIGRACIONES	1.895	1.860	35	0	0	0
AGENCIA NACIONAL DE SEGURIDAD VIAL	880	880	0	0	0	0
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	161	161	0	0	0	0
COMISIÓN NACIONAL DE ACTIVIDADES ESPACIALES	161	161	0	0	0	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	249	249	0	0	0	0
INSTITUTO NACIONAL CONTRA LA DISCRIMINACIÓN, LA XENOFOBIA Y EL RACISMO	249	249	0	0	0	0
MINISTERIO DE DEFENSA	794	794	0	239	159	80
INSTITUTO GEOGRÁFICO NACIONAL	335	335	0	0	0	0
SERVICIO METEREOLOGICO NACIONAL	459	459	0	239	159	80 (1)
MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS	596	596	0	0	0	0
COMISION NACIONAL DE VALORES	188	188	0	0	0	0
SUPERINTENDENCIA DE SEGUROS DE LA NACION	272	272	0	0	0	0
TRIBUNAL FISCAL DE LA NACION	136	136	0	0	0	0
MINISTERIO DE INDUSTRIA	1.185	1.185	0	0	0	0
INSTITUTO NACIONAL DE TECNOLOGIA INDUSTRIAL	895	895	0	0	0	0
INSTITUTO NACIONAL DE LA PROPIEDAD INDUSTRIAL	290	290	0	0	0	0
MINISTERIO DE AGRICULTURA, GANADERIA Y PESCA	10.830	8.290	2.540	980	0	980
INSTITUTO NACIONAL DE TECNOLOGIA AGROPECUARIA	6.873	4.219	2.614	980	0	980 (2)
INSTITUTO NACIONAL DE INVESTIGACIÓN Y DESARROLLO PESQUERO	393	393	0	0	0	0
INSTITUTO NACIONAL DE VITIVINICULTURA	456	456	0	0	0	0
OFICINA NACIONAL DE CONTROL COMERCIAL AGROPECUARIO	521	521	0	0	0	0
INSTITUTO NACIONAL DE SEMILLAS	85	85	0	0	0	0
SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA	2.860	2.834	26	0	0	0
MINISTERIO DE TURISMO	1.650	1.430	220	0	0	0
ADMINISTRACION DE PARQUES NACIONALES	1.618	1.398	220	0	0	0
INSTITUTO NACIONAL DE PROMOCION TURISTICA	32	32	0	0	0	0
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	6.994	6.914	80	1.857	1.196	661
COMISIÓN NACIONAL DE ENERGÍA ATÓMICA	2.196	2.196	0	0	0	0
INSTITUTO NACIONAL DEL AGUA	371	371	0	0	0	0
COMISION NACIONAL DE COMUNICACIONES	256	256	0	0	0	0
DIRECCION GENERAL DE FABRICACIONES MILITARES	399	375	24	0	0	0
DIRECCION NACIONAL DE VIALIDAD	2.613	2.613	0	0	0	0
TRIBUNAL DE TASACIONES DE LA NACION	85	85	0	0	0	0
ENTE NACIONAL DE OBRAS HIDRICAS DE SANEAMIENTO	54	54	0	0	0	0
SERVICIO GEOLOGICO MINERO ARGENTINO	286	280	6	0	0	0
ENTE NACIONAL REGULADOR DEL GAS	310	310	0	0	0	0
ENTE NACIONAL REGULADOR DE LA ELECTRICIDAD	213	213	0	0	0	0
ORGANISMO REGULADOR DE SEGURIDAD DE PRESAS	38	38	0	0	0	0
COMISION NACIONAL DE REGULACION DEL TRANSPORTE	183	183	0	0	0	0
ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS	88	88	0	0	0	0
ADMINISTRACION NACIONAL DE AVIACION CIVIL	1.207	1.187	20	1.857	1.196	661 (3)
MINISTERIO DE EDUCACIÓN	333	333	0	0	0	0
FUNDACION MIGUEL LILLO	231	231	0	0	0	0
COMISION NACIONAL DE EVALUACION Y ACREDITACION UNIVERSITARIA	102	102	0	0	0	0
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN PRODUCTIVA	8.446	8.446	0			
CONSEJO NACIONAL DE INVESTIGACIONES CIENTÍFICAS Y TÉCNICAS	8.446	8.446	0	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	328	328	0	0	0	0
SUPERINTENDENCIA DE RIESGOS DEL TRABAJO	328	328	0	0	0	0
MINISTERIO DE SALUD	3.505	3.380	125	7.300	0	7.300
CENTRO NACIONAL DE REEDUCACIÓN SOCIAL	137	137	0	0	0	0
HOSPITAL NACIONAL DR. BALDOMERO SOMMER	240	227	13	0	0	0
ADMINISTRACION NACIONAL DE MEDICAMENTOS, ALIMENTOS Y TECNOLOGIA MEDICA	562	562	0	0	0	0
INSTITUTO NACIONAL CENTRAL UNICO COORDINADOR DE ABLACIÓN E IMPLANTES	213	101	112	0	0	0
ADMINISTRACION NACIONAL DE LABORATORIOS E INSTITUTOS DE SALUD	486	486	0	0	0	0 (4)
COLONIA NACIONAL DR. MANUEL A. MONTES DE OCA	480	480	0	0	0	0
INSTITUTO NACIONAL DE REHABILITACION PSICOFISICA DEL SUR	225	225	0	0	0	0
SERVICIO NACIONAL DE REHABILITACIÓN	236	236	0	7.300	0	7.300 (3)
ADMINISTRACIÓN DE PROGRAMAS ESPECIALES	204	204	0	0	0	0
SUPERINTENDENCIA DE SERVICIOS DE SALUD	530	530	0	0	0	0
MINISTERIO DE DESARROLLO SOCIAL	177	177	0	30.000	0	30.000
INSTITUTO NACIONAL DE ASOCIATIVISMO Y ECONOMÍA SOCIAL	136	136	0	30.000	0	30.000 (2)
INSTITUTO NACIONAL DE ASUNTOS INDIGENAS	41	41	0	0	0	0
TOTAL ORGANISMOS DESCENTRALIZADOS	44.231	40.844	3.384	47.788	3.478	44.311

(1) HORAS DE CÁTEDRA MENSUALES
(2) HORAS DE CÁTEDRA ANUALES
(3) MESES-HOMBRE
(4) EL PERSONAL TEMPORARIO CORRESPONDE A GUARDIAS MÉDICAS


33

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

ANEXO
Planilla Anexa al Art. 1°

INSTITUCIONES DE SEGURIDAD SOCIAL
RECURSOS HUMANOS

ENTIDAD	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE SEGURIDAD	186	175	11	0	0	0
CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICÍA FEDERAL ARGENTINA	186	175	11	0	0	0
MINISTERIO DE DEFENSA	231	203	28	0	0	0
INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES	231	203	28	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	14.019	14.019	0	0	0	0
ADMINISTRACIÓN NACIONAL DE SEGURIDAD SOCIAL	14.019	14.019	0	0	0	0
TOTAL INSTITUCIONES DE SEGURIDAD SOCIAL	14.436	14.397	39	0	0	0

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
5	320	23	1	3	Adecuación y Remodelación Sede Judicial - Edificio Antártida Argentina, Avenida de los Inmigrantes - Ciudad Autónoma de Buenos Aires	19.857.873	200.000.000	260.142.127	-	480.000.000	4,00	42,00	54,00	0,00	100,00
5	320	24	10	3	Construcción Sede Judicial Edificio Pedro Molina esquina España - Centro Judicial Mendoza	6.329.000	35.000.000	35.000.000	-	76.329.000	8,00	46,00	46,00	0,00	100,00
5	320	24	11	2	Construcción Sede Judicial Edificio calle Junín, Caning, Humberto Primo y Esteban Echeverría, Rosario	7.848.000	30.000.000	30.000.000	-	67.848.000	12,00	44,00	44,00	0,00	100,00
5	320	24	12	1	Tribunales Federales de Neuquén - Construcción del Edificio	2.544.400	11.449.300	11.449.300	-	25.443.000	12,00	44,00	44,00	0,00	100,00
5	320	24	14	2	Construcción Sede Judicial Nuevo Edificio para la Centralización de la Justicia Federal del Tribunal de Posadas	10.000.000	20.000.000	20.866.000	-	50.866.000	20,00	39,00	41,00	0,00	100,00
5	320	24	15	3	Construcción Edificio Hipólito Irigoyen 83, Resistencia - Chaco	16.260.635	8.715.365	3.500.000	3.000.000	31.476.000	52,00	28,00	10,00	10,00	100,00
5	335	5	0	1	Construcción Instituto Técnico Judicial "Dra. Cecilia Grierson"	87.016.720	70.000.000	13.223.280	-	170.240.000	50,00	41,00	9,00	0,00	100,00
5	335	7	0	4	Construcción Edificio Combate de los Pozos - Archivo General del Poder Judicial	82.125.708	155.000.000	217.874.292	-	455.000.000	22,00	34,00	44,00	0,00	100,00
5	335	21	0	10	Refacción Etapa III Patios Interiores del Palacio de Justicia de la Nación - Ciudad Autónoma de Buenos Aires	1.472.675	18.527.325	-	-	20.000.000	7,00	93,00	0,00	0,00	100,00
25	305	42	0	14	Construcción Relleno Sanitario Municipio de la Costa, Buenos Aires	2.612.277	28.387.723	-	-	31.000.000	8,00	92,00	0,00	0,00	100,00
25	305	42	0	17	Construcción Relleno Sanitario San Antonio de Areco	2.096.843	20.903.157	-	-	23.000.000	11,00	89,00	0,00	0,00	100,00
25	342	44	0	2	Control de Inundaciones - Lote 1 - Lote 2 - Área 2	13.841.655	54.480.000	55.678.345	-	124.000.000	11,00	43,00	46,00	0,00	100,00
35	106	16	0	7	Construcción y Equipamiento del Laboratorio de Integración y Ensayos en el Centro Espacial Teófilo Tabanera - Córdoba - Etapa II	500.000	55.000.000	-	-	55.500.000	1,00	99,00	0,00	0,00	100,00
35	106	16	0	9	Misiones SABIAMAR	100.000	120.000.000	60.000.000	148.000.000	328.100.000	1,00	36,00	18,00	45,00	100,00
35	106	16	0	10	Proyecto 2MP - Desarrollo de Emprendimiento Satelital para Niños Jóvenes	100.000	12.814.000	18.604.800	13.062.080	44.580.880	0,00	39,00	31,00	30,00	100,00
35	106	16	0	11	Ampliación del Laboratorio de Ensayos - Centro Espacial Teófilo Tabanera	14.921.424	85.319.000	36.000.000	-	136.240.424	10,00	62,00	28,00	0,00	100,00
35	106	16	0	11	INTECO - Construcción y Desarrollo de Antenas para el Plan Espacial Nacional	3.078.576	3.600.000	6.000.000	11.325.000	24.003.576	12,00	14,00	24,00	50,00	100,00
35	307	1	0	16	Construcción Archivo y Oficinas del Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	5.000.000	17.055.000	46.895.000	-	68.950.000	7,00	24,00	69,00	0,00	100,00
35	307	16	0	15	Remodelación Residencia y Embajada en Países Bajos	14.878.525	11.781.189	-	-	26.659.714	55,00	45,00	0,00	0,00	100,00
35	307	16	0	32	Construcción Centro Cultural Embajada de Chile	1.000.000	8.500.000	8.500.000	-	18.000.000	5,00	47,00	48,00	0,00	100,00
40	332	18	0	49	Construcción Complejo Federal Penitenciario Córdoba	15.550.000	15.550.000	15.500.000	143.400.000	190.000.000	8,00	8,00	8,00	76,00	100,00
40	332	18	0	50	Ampliación Instituto Semiabierto de Mujeres Condenadas - Unidad 5 Rawson	10.282.000	10.282.000	10.282.000	8.154.000	39.000.000	26,00	26,00	26,00	22,00	100,00
41	326	21	0	59	Construcción de Edificio Inteligente Complejo Meneses - Ciudad Autónoma de Buenos Aires	1.000.000	12.000.000	32.000.000	-	45.000.000	2,00	26,00	72,00	0,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos) 2011	2012	2013	RESTO	TOTAL	AVANCE FÍSICO (porcentajes) 2011	2012	2013	RESTO	TOTAL
52	606	1	0	2	Construcción Edificio Central en la Ciudad Autónoma de Buenos Aires (BID AR-L Nº 1084)	2.800.000	8.200.000	12.000.000	17.000.000	40.000.000	7,00	20,00	30,00	43,00	100,00
53	322	1	0	4	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto - Etapa I GIRSU - Tierra del Fuego	4.546.000	10.454.000	-	-	15.000.000	30,00	70,00	0,00	0,00	100,00
53	322	1	0	10	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto - Etapa I, GIRSU - Parque Natural Huapi - Río Negro	3.000.000	12.000.000	-	-	15.000.000	20,00	80,00	0,00	0,00	100,00
56	105	24	0	16	Rehabilitación Producción Uranio en Complejo Minero San Rafael, Provincia de Mendoza	6.000.000	7.000.000	15.000.000	10.000.000	38.000.000	15,00	18,00	39,00	28,00	100,00
56	105	24	0	17	Evaluación de Recursos Uraníferos en la Provincia de la Rioja	3.000.000	3.900.000	4.280.000	44.257.000	55.437.000	5,00	7,00	7,00	81,00	100,00
56	354	25	0	41	Mejoras Conjunto Edificio, Trama Urbana del Área y Estructura Hospital Mataderos	50.000	81.605	74.315	355.107.480	355.293.400	1,00	1,00	1,00	97,00	100,00
56	354	25	0	45	Restauración y Conservación Museo Histórico Nacional	50.000	81.605	74.315	19.764.080	19.950.000	1,00	1,00	1,00	97,00	100,00
56	354	25	0	51	Construcción Torre Única de Telecomunicaciones del Área Metropolitana de Buenos Aires	75.395.286	100.847.032	150.000.000	384.757.682	711.000.000	10,00	14,00	21,00	55,00	100,00
56	354	25	0	52	Construcción Edificio Corporativo del Correo Argentino S.A.	200.000	50.000.000	63.000.000	186.800.000	300.000.000	1,00	17,00	21,00	61,00	100,00
56	354	25	0	53	Construcción Agencia Federal de Investigaciones Complejas Ciudad Autónoma de Buenos Aires	200.000	1.365.864	4.489.070	101.945.280	108.000.000	1,00	1,00	4,00	94,00	100,00
56	354	91	0	8	Prolongación Obra de Abrigo del Muelle de Caleta Córdova	20.000.000	20.000.000	30.000.000	-	70.000.000	29,00	29,00	42,00	0,00	100,00
56	354	91	0	11	Sistema Defensas Puerto Barranqueras	10.000	20.000.000	8.990.000	-	29.000.000	1,00	68,00	31,00	0,00	100,00
56	354	91	0	12	Embarcadero de Pasajeros y Vehículos Puerto Pilcomayo	10.000	1.000.000	1.000.000	17.990.000	20.000.000	1,00	5,00	5,00	89,00	100,00
56	354	91	0	13	Embarcadero de Pasajeros y Vehículos Puerto Colonia Cano	10.000	1.000.000	1.000.000	17.990.000	20.000.000	1,00	5,00	5,00	89,00	100,00
56	354	91	0	14	Reparación, Mejoras y Equipamiento Puerto Formosa	10.000	1.000.000	1.000.000	25.990.000	28.000.000	1,00	3,00	3,00	93,00	100,00
56	354	91	0	16	Dragado Río Uruguay	10.000	12.321	14.863	89.512.816	89.550.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	23	Reparación Puerto Rosario Costanera - Provincia de Santa Fe	10.000	10.000	10.000	59.970.000	60.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	26	Reparación Estructura Vértice Sur Puerto La Plata - Provincia de Buenos Aires	10.000	10.000	10.000	29.970.000	30.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	28	Dragado Ampliación del Canal de Acceso Puerto Bahía Blanca - Provincia de Buenos Aires	10.000	10.000	10.000	44.970.000	45.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	29	Reparación y Ampliación del Sitio 2 Muelle Almirante Storni - Provincia de Chubut	10.000	10.000	10.000	19.970.000	20.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	30	Remoción Cascos Hundidos Puerto Quequén - Provincia Buenos Aires	5.250.000	6.476.094	7.273.906	-	19.000.000	27,00	34,00	39,00	0,00	100,00
56	354	91	0	34	Ampliación Muelle Comandante Luis Piedrabuena Etapa II, Chubut	10.000	10.000	10.000	16.970.000	17.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	35	Reparación Pilotes Macizos Muelle Almirante Storni, Chubut	10.000	10.000	10.000	89.970.000	90.000.000	1,00	1,00	1,00	97,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


35

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	354	91	0	36	Ampliación de la Recuperación de Tierras en la Restinga Sur Puerto Nuevo, Chubut	10.000	10.000	10.000	44.970.000	45.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	38	Ampliación Muelle para Cruceros Turísticos en Bahía Camarones, Chubut	10.000	10.000	10.000	84.970.000	85.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	42	Ampliación de la Planta y Terminal Fluvial de Embarque de Cereales - Ita Ibate - Corrientes	10.000	10.000	10.000	24.970.000	25.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	44	Ampliación Puerto Comodoro Rivadavia IV Etapa - Comodoro Rivadavia - Chubut	10.000	10.000	10.000	283.970.000	284.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	47	Recuperación Costanera Zárate - Provincia de Buenos Aires	10.000	10.000	10.000	24.970.000	25.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	49	Construcción Accesos a Nuevas Instalaciones del Puerto de Santa Fe - Provincia de Santa Fe	14.473.500	15.000.000	15.000.000	13.276.500	57.750.000	25,00	25,00	25,00	25,00	100,00
56	354	91	0	50	Ampliación del Puerto Caleta Paula - Etapa II - Provincia de Santa Cruz	10.000	10.000	10.000	399.970.000	400.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	51	Mejoramiento de 600m del Muro de Gravedad del Parque España - Sector Costero Próximo a Monumento a la Bandera- Rosario - Provincia de Santa Fe	10.000	10.000	10.000	39.970.000	40.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	53	Mejoramiento de la Conectividad de la Hidrovía Paraguay - Paraná	10.000	10.000	10.000	89.970.000	90.000.000	1,00	1,00	1,00	97,00	100,00
56	604	16	4	6	Señalética Turística en Rutas Nacionales-Señalamiento Vertical	2.936.000	3.000.000	3.229.000	15.409.000	24.576.000	13,00	8,00	13,00	85,00	100,00
56	604	16	4	7	Señalamiento Horizontal Zona Litoral	3.801.000	5.395.000	12.039.000	77.346.000	98.581.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	8	Señalamiento Horizontal Zona Norte	3.690.000	5.237.000	11.687.000	75.086.000	95.700.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	9	Señalamiento Horizontal Zona Centro	3.751.000	5.323.000	11.880.000	76.326.000	97.280.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	10	Señalamiento Horizontal Zona Sur	3.746.000	5.319.000	11.870.000	76.263.000	97.200.000	4,00	6,00	12,00	78,00	100,00
56	604	16	6	19	Ruta Nº 3 - Empalme Ruta Provincial Nº 4 - Empalme Ruta Provincial Nº 6 - Km. 18 - Km. 61	3.470.000	3.470.000	3.470.000	13.972.000	24.382.000	14,00	14,00	14,00	58,00	100,00
56	604	16	6	31	Ruta Nº 8 - Villa María - Pilar	833.000	1.642.000	3.247.000	14.278.000	20.000.000	5,00	8,00	16,00	71,00	100,00
56	604	16	6	35	Puentes sobre Riachuelo: Nicolás Avellaneda y accesos y Nuevo Puente Pueyrredón y accesos	6.940.000	7.283.000	1.832.000	27.945.000	44.000.000	15,00	16,00	4,00	65,00	100,00
56	604	16	6	37	Empalme Ruta Nacional Nº 60 - Belén / Empalme Ruta Nacional Nº 40 - Tinogasta	3.470.000	3.642.000	2.916.000	11.972.000	22.000.000	17,00	16,00	13,00	54,00	100,00
56	604	16	6	38	Ruta Nacional Nº 60 Tinogasta - Límite con Chile	3.750.000	2.463.000	4.122.000	19.666.000	30.001.000	13,00	9,00	13,00	65,00	100,00
56	604	16	6	41	Ruta Nacional Nº Pareditas - Malargüe	2.750.000	2.806.000	3.022.000	14.422.000	23.000.000	13,00	9,00	13,00	65,00	100,00
56	604	16	6	43	Ruta Nacional Nº 40 - Nº 51 San Antonio de los Cobres - Límite con Jujuy / Campo Quijano Límite con Chile	833.000	1.642.000	3.358.000	14.167.000	20.000.000	5,00	9,00	16,00	70,00	100,00
56	604	16	6	46	Ruta A007 Avenida Blas Parera-A. Nivel Ruta Nacional Nº11 - A. Nivel Ruta Nacional Nº11- Calle Juan de Garay	2.603.000	2.731.000	1.687.000	10.479.000	17.500.000	14,00	15,00	9,00	62,00	100,00
56	604	16	6	49	Mantenimiento 30 Puentes - Ruta Nacional Nº 34 y Nº 50	5.205.000	2.463.000	1.374.000	20.959.000	30.001.000	18,00	9,00	4,00	69,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	6	50	Ruta Nacional Nº 149 Tramo Barreal - Empalme Ruta Nacional Nº 150 (Las Flores) - Empalme Ruta Provincial Nº 12 (Pacheco)	7.419.000	3.510.000	1.958.000	29.874.000	42.761.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	52	Ruta Nº 142, Ruta Nº 40 y Ruta Nº 7 - G. André - Empalme Ruta Nacional Nº 20 Mendoza - Límite San Juan/ San Martín - Km. 35 - Km. 112,5 / Km. 3,27 - Km. 80,83 / Km. 997,4 - Km. 1.041,8 - Sistema Modular	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	53	Ruta Nº 40 y Ruta Nº 260 Empalme Ruta Provincial Nº22 - Límite con Chubut/Santa Cruz / Empalme Ruta Nacional Nº40 - Límite con Chile. km 1936,27 - km 1978,35 / km 0 - km 105	3.980.000	1.642.000	512.000	13.866.000	20.000.000	20,00	9,00	2,00	69,00	100,00
56	604	16	6	55	Ruta Nacional Nº 40 - Ruta Nacional Nº A014 -20 Límite con Mendoza - Avenida Circunvalación de San Juan / Acceso a Santa Lucía - Avenida Circunvalación de San Juan Km. 3377,8 - Km. 3481,7 y Km. 3485,5 - Km. 3487,3 / Km. 0,0 - Km. 16,0 / Km. 577,3 - Km. 580,7	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	56	Ruta Nacional Nº 152 El Carancho - Casa de Piedra	3.750.000	2.463.000	4.122.000	19.666.000	30.001.000	13,00	9,00	13,00	65,00	100,00
56	604	16	7	1	Ruta Nacional Nº 11 - Corredor 1 (200 km)	348.000	5.789.000	5.569.000	3.294.000	15.000.000	3,00	39,00	37,00	21,00	100,00
56	604	16	7	2	Ruta Nacional Nº 35 - Corredor 2 (200 Km)	348.000	5.789.000	5.569.000	3.294.000	15.000.000	3,00	39,00	37,00	21,00	100,00
56	604	16	7	7	Ruta Nacional Nº 3 - Cruce con Ruta Nacional Nº 251 - Tratamiento de la Circulación Nocturna (Ex Iluminación)	7.106.000	840.000	840.000	11.691.000	20.477.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	34	Ruta Nacional Nº 40 - Paso por Londres	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	35	Ruta Nacional Nº 40 - Paso por Belén	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	36	Ruta Nacional Nº 40 - Paso por Copacabana	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	37	Ruta Nacional Nº 40 - Paso por Pomán	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	41	Rutas Nacionales Nº 9 - Nº 34 - Paso por Metán	7.706.000	8.385.000	5.115.000	1.000.000	22.206.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	57	Ruta Nacional Nº 35, Empalme Ruta Provincial Nº 10 - Empalme Ruta Provincial Nº 4	9.174.000	10.654.000	-	-	19.828.000	47,00	53,00	0,00	0,00	100,00
56	604	16	7	59	Ruta Nacional Nº 152 - Empalme Ruta Nacional Nº 35 - El Carancho	7.634.000	903.000	903.000	12.560.000	22.000.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	61	Ruta Nacional Nº 9 - Empalme Ruta Nacional Nº 52 - Tilcara - Río Purmamarca; Km 1752,41	5.205.000	3.498.000	6.297.000	-	15.000.000	35,00	24,00	41,00	0,00	100,00
56	604	16	7	62	Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 9 - Ruta Nacional Nº 34, San Salvador de Jujuy - Palpalá	6.246.000	4.240.000	3.754.000	3.760.000	18.000.000	35,00	24,00	20,00	21,00	100,00
56	604	16	7	63	Ruta Nacional Nº 9 - Tilcara - Humahuaca, Río Yacoraite; km. 1798	4.280.000	8.628.000	5.583.000	-	18.501.000	24,00	46,00	30,00	0,00	100,00
56	604	16	7	64	Ruta Nacional Nº 35 - Rotonda Norte de Acceso a Santa Rosa - Empalme Ruta Provincial Nº 10 - km. 328,93 - km. 370,75	10.445.000	11.366.000	7.289.000	1.000.000	30.100.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	65	Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 17- Empalme Ruta Nacional Nº 101 (Límite con Brasil) km. 1.116,63 - km.1.127,42	9.751.000	10.610.000	6.739.000	1.000.000	28.100.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	66	Ruta Nacional Nº 11 Resistencia - Límite Con Formosa Acceso a Colonia Benítez - Margarita Belén - La Leonesa y Empalme Ruta Provincial Nº 90	8.080.000	3.744.000	1.371.000	6.205.000	19.400.000	41,00	19,00	7,00	33,00	100,00



M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	8	3	Ruta Nacional Nº 7 - San Martín - Mendoza - Km. 1016 - Km. 1036	4.038.000	1.129.000	1.129.000	9.308.000	15.600.000	26,00	8,00	7,00	59,00	100,00
56	604	16	8	5	Ruta Nacional Nº 52 - Empalme Ex Ruta Nacional Nº 40 - Susques - Km. 82,68 - Km. 72,55	4.280.000	944.000	944.000	8.832.000	15.000.000	29,00	7,00	6,00	58,00	100,00
56	604	16	8	7	Ruta Nacional Nº 154 - Empalme Ruta Nacional Nº 35 - km 111	9.726.000	7.383.000	-	-	17.109.000	57,00	43,00	0,00	0,00	100,00
56	604	16	8	8	Ruta Nacional Nº 154 - km 111 - Empalme Ruta Nacional Nº 22	4.981.000	1.023.000	1.023.000	9.972.000	16.999.000	30,00	6,00	6,00	58,00	100,00
56	604	16	8	10	Ruta Nacional Nº 143 - Empalme Ruta Provincial Nº 19 - Acceso a Limay Mahuida	8.608.000	6.542.000	-	-	15.150.000	57,00	43,00	0,00	0,00	100,00
56	604	16	8	18	Ruta Nacional Nº 81, Sección Las Lomitas - Laguna Yema	12.723.000	13.708.000	13.708.000	4.861.000	45.000.000	28,00	7,00	6,00	58,00	100,00
56	604	16	8	19	Ruta Nacional Nº 81, Sección Laguna Yema - Ingeniero Juárez	9.359.000	10.052.000	10.052.000	5.537.000	35.000.000	27,00	7,00	6,00	60,00	100,00
56	604	16	8	20	Ruta Nacional Nº 81 - Sección Ingeniero Juárez - Límite con Salta	12.145.000	13.215.000	8.639.000	1.000.000	34.999.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	21	Ruta Nacional Nº 95 - Empalme Ruta Nacional Nº 81 - Empalme Ruta Nacional Nº 86	6.246.000	7.341.000	1.413.000	-	15.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	22	Ruta Nacional Nº 9, Tramo Yala - Empalme Ruta Nacional Nº 52, Sección Yala - Volcán	8.328.000	9.672.000	-	-	18.000.000	47,00	53,00	0,00	0,00	100,00
56	604	16	8	24	Ruta Nacional Nº 9, Tramo Yala - Empalme Ruta Nacional Nº 52, Sección Volcán - Ruta Nacional Nº 52	3.644.000	12.242.000	5.115.000	-	21.001.000	18,00	58,00	24,00	0,00	100,00
56	604	16	8	25	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79	3.000.000	5.418.000	5.418.000	22.165.000	36.001.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	26	Ruta Nacional Nº 52, Tramo Susques - Empalme Ruta Provincial Nº 70	1.850.000	3.341.000	3.341.000	13.668.000	22.200.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	27	Ruta Nacional Nº 52 - Empalme Ruta Provincial Nº 70 - Límite con Chile	3.701.000	1.313.000	1.313.000	9.672.000	15.999.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	29	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección VI	8.169.000	8.889.000	5.483.000	1.000.000	23.541.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	30	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacioal Nº 34 - Sección V	7.659.000	906.000	906.000	12.602.000	22.073.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	31	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección IV	8.169.000	8.889.000	5.483.000	1.000.000	23.541.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	32	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección III	5.795.000	3.934.000	3.934.000	3.038.000	16.701.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	33	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección II	6.940.000	4.711.000	4.711.000	3.638.000	20.000.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	34	Ruta Nacional Nº 226 - San Carlos de Bolívar - Pehuajó	8.675.000	9.439.000	5.886.000	1.000.000	25.000.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	36	Ruta Nacional Nº 143 - Empalme Ruta Provincial Nº 15 - Puesto Don Armando	6.211.000	4.216.000	4.216.000	3.256.000	17.899.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	37	Ruta Nacional Nº 143 - Tramo Puesto Don Armando - Estancia Las Casuarinas	6.385.000	4.334.000	4.334.000	3.347.000	18.400.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	38	Ruta Nacional Nº188 - Tramo Unión - Límite con San Luis	13.915.000	15.141.000	10.045.000	1.000.000	40.101.000	35,00	4,00	4,00	57,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
[illegible]
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"



M.E.y F.P.
5 6 9

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	8	40	Ruta Nacional N° 101 - Empalme Ruta Nacional N° 14 - San Antonio - Sección I	6.940.000	8.060.000	-	-	15.000.000	47,00	53,00	0,00	0,00	100,00
56	604	16	8	43	Ruta Nacional N° 150 - Tramo San Roque (Empalme Ruta Nacional N° 40) - Peñasquito	7.895.000	8.173.000	5.107.000	1.000.000	22.175.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	45	Ruta Nacional N° 60 - Cortaderas - Las Grutas - Sección II - Km. 1465,84 - Km. 1548,12	9.994.000	11.745.000	2.261.000	-	24.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	46	Ruta Nacional N° 60 -Fiambalá- Cortaderas - Sección I - Km.1.370,75-Km.1.465,84	11.243.000	13.213.000	2.544.000	-	27.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	47	Ruta Nacional N° 95 - Juan José Castelli - Empalme Ruta Provincial N° 3 - Sección II - Km. 1229,94-Km. 1275,9	5.587.000	3.792.000	3.792.000	2.928.000	16.099.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	48	Ruta N° 95 - Empalme Ruta Provincial N°9 - Juan José Castelli - Sección I -Km. 1167,2-Km. 1229,94	5.691.000	3.863.000	3.863.000	2.983.000	16.400.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	49	Ruta N° 16 - Avia Terai - Límite con Santiago del Estero - Sección II -Km. 220,65-Km. 318,64	5.726.000	3.887.000	3.887.000	3.001.000	16.501.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	50	Ruta Nacional N° 16 - Roque Sáenz Peña - Avia Terai - Sección I - Km. 180,88-Km. 220,65	5.760.000	3.910.000	3.910.000	3.019.000	16.599.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	51	Ruta Nacional N° 25 - Las Plumas - Los Altares	2.500.000	4.925.000	2.748.000	49.827.000	60.000.000	5,00	8,00	4,00	83,00	100,00
56	604	16	8	54	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 y Ruta Nacional N°127 - Alcantarilla Transversal Km.44,04 - Sección I - Km.0,00 - Km.44,04	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	55	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 y Ruta Nacional N°127 - Alcantarilla Transversal Km. 44,04 - Sección II - Km. 44,04 - Km. 70,61	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	56	Ruta Nacional N° 119 - Alcantarilla Transversal Km. 70,61 - Empalme Ruta Nacional N° 123 / Sección III - Km. 70,61 - Km. 109,38	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	60	Ruta Nacional IS 40 - Empalme Ruta Nacional N° 23 - Río Limay	3.886.000	1.379.000	1.379.000	10.156.000	16.800.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	61	Ruta Nacional IS 40 - Límite con Chubut - Empalme Ruta Nacional N°23	4.395.000	1.560.000	1.560.000	11.485.000	19.000.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	62	Ruta Nacional N° 150 - San Roque - Arrequintín - Km.248,69 (Zanja Doña Julia) - Km.270,37 (Acceso Dique Cuesta del Viento)	1.456.000	2.829.000	2.829.000	10.758.000	17.472.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	63	Ruta Nacional N° 149 - Empalme Ruta Provincial N° 436 - Empalme Ruta Nacional N° 150 Las Flores Km. 243,79 - Km. 332,70 Acceso a Iglesia	2.100.000	2.759.000	2.759.000	11.286.000	18.904.000	12,00	15,00	14,00	59,00	100,00
56	604	16	8	64	Ruta Nacional N° 157 - Monteagudo - Simoca Km.1.175,05 - Km. 1.234,70	5.899.000	4.004.000	4.004.000	3.092.000	16.899.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	65	Ruta Nacional N° 157 - Lavalle - Monteagudo - Km.1.095,21 - Km. 1.175,05	6.593.000	4.476.000	4.476.000	3.456.000	19.001.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	66	Ruta Nacional ex - N° 9 - Empalme Ruta Nacional N° 9 - Puente Lucas Córdoba	6.940.000	2.463.000	2.463.000	18.135.000	30.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	2	3	Ruta Nacional N° 40 - Río Mayo - Límite con Santa Cruz	10.656.000	32.312.000	48.667.000	38.365.000	130.000.000	9,00	25,00	37,00	29,00	100,00
56	604	22	2	18	Ruta Complementaria I - Empalme Ruta Nacional N° 3 - Límite con Chile	1.250.000	13.991.000	14.759.000	-	30.000.000	5,00	46,00	49,00	0,00	100,00
56	604	22	2	21	Ruta Nacional N° 40 - San Antonio de los Cobres - Límite con Jujuy	2.459.000	38.739.000	63.897.000	44.905.000	150.000.000	2,00	25,00	43,00	30,00	100,00
56	604	22	2	41	Ruta Nacional N° 34 - Mosconi - Tartagal (Avenida Urbana)	1.250.000	13.991.000	14.759.000	-	30.000.000	5,00	46,00	49,00	0,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
39

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	2	46	Ruta Nacional N° 7 Potrerillos - Límite con Chile	2.778.000	21.090.000	26.385.000	50.000.000	100.253.000	3,00	22,00	26,00	49,00	100,00
56	604	22	2	48	Ruta Nacional N° 150 - Km. 370 - Límite con Chile	2.844.000	31.826.000	33.574.000	-	68.244.000	4,00	46,00	50,00	0,00	100,00
56	604	22	2	50	Ruta Nacional N° 51 - Muñano - San Antonio de los Cobres	3.000.000	65.138.000	57.077.000	49.378.000	174.593.000	1,00	37,00	33,00	29,00	100,00
56	604	22	2	52	Ruta Nacional N° 40 - Malargüe - Límite con Neuquén Sección I - Km. 350 - Km. 370 - Km. 389 - Km. 395	10.195.000	37.096.000	52.209.000	-	99.500.000	11,00	37,00	52,00	0,00	100,00
56	604	22	2	54	Ruta Nacional N° 9 - Circunvalación Acceso Los Alisos - Provincia de Jujuy	9.375.000	11.659.000	3.966.000	-	25.000.000	38,00	47,00	15,00	0,00	100,00
56	604	22	3	27	Ruta Nacional N°A008 Av. Circunvalación de Rosario Km. 20,846 - Km. 29,00	4.167.000	8.208.000	5.801.000	81.824.000	100.000.000	5,00	9,00	5,00	81,00	100,00
56	604	22	3	86	Ruta Nacional N° 23 - Valcheta - Pilcaniyeu - Jacobacci - Pilcaniyeu Viejo - Km. 410 - Km. 537	12.436.000	10.591.000	5.316.000	165.190.000	193.533.000	7,00	6,00	2,00	85,00	100,00
56	604	22	3	86	Ruta Nacional N° 23, Tramo Comallo - Pilcaniyeu Viejo	11.778.000	10.030.000	3.699.000	137.418.000	162.925.000	8,00	6,00	2,00	84,00	100,00
56	604	22	3	86	Ruta Nacional N° 23, Tramo Clemente Onelli - Comallo	10.096.000	8.596.000	3.068.000	117.900.000	139.662.000	8,00	6,00	2,00	84,00	100,00
56	604	22	3	88	Ruta Nacional N° 23 Comallo - Pilcaniyeu Viejo	14.314.000	15.068.000	15.068.000	65.550.000	110.000.000	14,00	7,00	5,00	74,00	100,00
56	604	22	4	41	Ruta Nacional N° 158 - Variante Paso por Villa María	42.501.000	44.827.000	44.827.000	216.918.000	349.073.000	13,00	6,00	1,00	80,00	100,00
56	604	22	4	85	Ruta Nacional N° 89 - Suncho Corral - Empalme Ruta Nacional N° 34	23.589.000	26.167.000	15.300.000	36.913.000	101.969.000	24,00	25,00	15,00	36,00	100,00
56	604	22	4	87	Ruta Nacional N° 40 Sur - Malargüe - Límite con Neuquén - Barrancas Sección II	8.978.000	25.931.000	24.217.000	28.488.000	87.614.000	11,00	30,00	27,00	32,00	100,00
56	604	22	4	89	Ruta Nacional N° 288 - Piedrabuena - Tres Lagos	5.783.000	24.625.000	9.892.000	259.700.000	300.000.000	2,00	9,00	3,00	86,00	100,00
56	604	22	6	25	Ruta Nacional N° 234 - La Rinconada - Junín de Los Andes (Puente son Río Aluminé) - Progresiva 1,00	7.115.000	8.848.000	3.010.000	-	18.973.000	38,00	47,00	15,00	0,00	100,00
56	604	22	6	52	Ruta Nacional N° 34 - San Pedro - Calilegua - Puente sobre FF.CC. Belgrano, sobre Arroyo del Zanjón, sobre Río Negro I y sobre Río Negro III - Jujuy	5.783.000	2.736.000	6.106.000	35.375.000	50.000.000	12,00	6,00	12,00	70,00	100,00
56	604	22	6	53	Ruta Nacional N° 9 - Puente sobre Río Grande - Jujuy	6.940.000	13.991.000	9.068.000	-	30.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	6	67	Ruta Nacional N° 12 - Límite Corrientes / Misiones - Puente sobre Río Zaimán	6.246.000	4.240.000	4.240.000	3.274.000	18.000.000	35,00	24,00	23,00	18,00	100,00
56	604	22	6	73	Ruta Nacional N° 9 - Salta - La Caldera - Puente sobre Río Caldera - (Km. 1.612,21)	6.940.000	4.664.000	8.396.000	-	20.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	6	76	Ruta Nacional N° 9 - Empalme Ruta Nacional N° A012 - Empalme A008 - Puente Acceso a Comuna de Alvear Km. 281,67	6.246.000	4.197.000	7.557.000	-	18.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	6	77	Ruta Nacional N° 9 - Empalme Ruta Nacional N° A012 - Empalme A008 - Puente Acceso a Ciudad de Villa Gobernador Gálvez - Km. 284,4	6.246.000	4.197.000	7.557.000	-	18.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	9	1	Obra Puente sobre Río Xibi Xibi	2.783.000	15.546.000	18.671.000	13.000.000	50.000.000	6,00	31,00	37,00	26,00	100,00
56	604	22	9	2	Ruta Nacional N°40 Límite con Salta-Empalme Ruta Nacional N°52	9.446.000	13.977.000	7.327.000	459.250.000	490.000.000	2,00	3,00	1,00	94,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	9	2	Ruta Nacional Nº 40 Empalme Ruta Nacional Nº 52 - Coranzulí	14.109.000	15.527.000	8.426.000	506.938.000	545.000.000	3,00	3,00	1,00	93,00	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Coranzulí - Orosmayo	16.849.000	14.186.000	9.159.000	304.806.000	345.000.000	5,00	5,00	2,00	88,00	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Orosmayo - Paicone	17.826.000	16.770.000	8.141.000	322.263.000	365.000.000	5,00	5,00	2,00	88,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7, Límite con Córdoba - Acceso a Fraga	10.927.000	11.632.000	11.632.000	13.043.000	47.234.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7 - Acceso a Fraga - San Luis	8.953.000	3.177.000	3.177.000	23.394.000	38.701.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7 San Luis - Límite con Mendoza	10.289.000	3.651.000	3.651.000	26.885.000	44.476.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	8	Ruta Nacional Nº 86 Tramo Tartagal - Tonono	2.278.000	5.472.000	12.212.000	79.538.000	100.000.000	3,00	6,00	12,00	79,00	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano - Chorrillos Sección I	6.165.000	9.126.000	10.945.000	53.761.000	80.001.000	8,00	12,00	13,00	67,00	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano - Chorrillos Sección II	3.333.000	5.921.000	6.020.000	24.727.000	40.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - San Carlos - La Angostura - Salta	7.667.000	68.321.000	113.849.000	165.163.000	355.000.000	2,00	19,00	32,00	47,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - La Angostura - Payogasta - Salta	4.918.000	71.208.000	118.733.000	175.141.000	370.000.000	1,00	19,00	32,00	48,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Payogasta - Esquina Colorada	5.002.000	21.298.000	10.892.000	362.809.000	400.001.000	2,00	6,00	2,00	90,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Esquina Colorada - Límite con Jujuy	8.378.000	18.656.000	10.001.000	631.966.000	670.001.000	2,00	3,00	1,00	94,00	100,00
56	604	22	9	12	Ruta Nacional Nº149 Estación Tambillos - Límite con San Juan	2.892.000	12.313.000	10.533.000	124.263.000	150.001.000	2,00	9,00	7,00	82,00	100,00
56	604	22	9	12	Ruta Nacional Nº 149 Barreal - Calingasta	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	22	9	22	Ruta Nacional Nº 38 - Río Marapa (Alberdi) - Principio Autopista - Sección II: Acceso a Aguilares - Concepción	11.216.000	9.551.000	1.778.000	64.725.000	87.266.000	13,00	11,00	2,00	74,00	100,00
56	604	22	9	26	Autovía Empalme Ruta Nacional Nº 89 - Acceso a Margarita Belén - Provincia del Chaco Sección I	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	8,00	18,00	70,00	100,00
56	604	22	9	26	Autovía Empalme Ruta Nacional Nº 89 - Acceso a Margarita Belén - Autódromo - Provincia del Chaco Sección II	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	8,00	18,00	70,00	100,00
56	604	22	9	28	Puente Ferroautomotor Chaco - Corrientes	4.781.000	20.357.000	8.793.000	586.069.000	620.000.000	1,00	4,00	1,00	94,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S I) - Sección I - Chaco	23.718.000	48.687.000	17.957.000	74.146.000	164.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S II) - Sección II - Chaco	23.718.000	48.687.000	17.957.000	74.146.000	164.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S III) - Sección III - Chaco	22.701.000	46.616.000	17.193.000	70.990.000	157.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S IV) - Sección IV - Santiago del Estero	18.747.000	56.974.000	21.013.000	95.766.000	192.500.000	9,00	30,00	11,00	50,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
Dirección de Despacho

"2010 AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"


41

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos) 2011	2012	2013	RESTO	TOTAL	AVANCE FÍSICO (porcentajes) 2011	2012	2013	RESTO	TOTAL
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S V) - Sección V - Santiago del Estero	21.188.000	43.507.000	16.046.000	66.259.000	147.000.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VI) - Sección VI - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VII) - Sección VII - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VIII) - Sección VIII - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Corredor Bioceánico Norte Sección IX KM 621,12 - 667,81	20.179.000	41.435.000	15.282.000	63.104.000	140.000.000	15,00	30,00	10,00	45,00	100,00
56	604	22	9	29	Corredor Bioceánico Norte Sección X	20.179.000	41.435.000	15.282.000	63.104.000	140.000.000	15,00	30,00	10,00	45,00	100,00
56	604	22	9	31	Puente Ñeembucú - Integración Pilar - Bermejo	1.538.000	3.031.000	3.031.000	12.400.000	20.000.000	8,00	16,00	15,00	61,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 - Tramo - San Francisco - Córdoba	4.232.000	18.019.000	10.903.000	296.126.000	329.280.000	2,00	6,00	3,00	89,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Cañada Jeanmarie - Arroyito	5.758.000	24.516.000	10.747.000	405.980.000	446.001.000	2,00	6,00	2,00	90,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Arroyito - Río Primero	5.855.000	24.078.000	9.770.000	400.497.000	440.000.000	2,00	5,00	2,00	91,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Río Primero - Montecristo	3.917.000	7.716.000	15.570.000	113.797.000	141.000.000	3,00	6,00	11,00	80,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Montecristo - Córdoba	4.153.000	8.181.000	10.401.000	126.765.000	148.500.000	3,00	6,00	6,00	85,00	100,00
56	604	22	9	46	Puente Binacional Salto - Concordia	2.167.000	3.913.000	3.913.000	16.008.000	26.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	9	53	Ruta Nacional Nº 40 - Perito Moreno - Bajo Caracoles, Chimen Aike, Punta Loyola, Carrera Río Turbio (Puente sobre Río Chico)	10.549.000	20.129.000	26.196.000	51.284.000	106.158.000	10,00	19,00	24,00	47,00	100,00
56	604	22	9	64	Ruta Nacional Nº 38 - Paso Externo por la ciudad de Catamarca - Sección 3 - 3: Empalme Avenida Circunvalación (salida a La Rioja) - Inicio Sección 2	2.778.000	5.472.000	5.088.000	36.662.000	50.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	9	77	Ruta Nº 8 - Río Cuarto - Santa Catalina (Ex Holmberg)	5.205.000	2.463.000	1.374.000	20.959.000	30.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	9	85	Puente Reconquista - Goya - Puente Nuevo y Accesos	5.109.000	21.752.000	8.426.000	494.713.000	530.000.000	1,00	5,00	1,00	93,00	100,00
56	604	22	9	87	Ruta Nacional Nº 11 - Nueva Avenida de Circunvalación de Formosa	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	1	Obras Menores Ferrocarril Trasandino	2.708.000	4.891.000	4.891.000	20.010.000	32.500.000	9,00	15,00	15,00	61,00	100,00
56	604	22	10	6	Ruta Nacional Nº 231 - Avenida Circunvalación - Villa la Angostura	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Sección Acceso a Godoy - Acceso a Cervantes	17.003.000	17.898.000	17.898.000	45.201.000	98.000.000	18,00	9,00	4,00	68,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti Sección Acceso a Cervantes Acceso a J.J. Gómez	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Acceso a J.J. Gómez - Acceso a Fernández Oro	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00



"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	10	8	Ruta Nacional N° 22 - Chichinales - Cipolleti - Fernández Oro Acceso a Parque Industrial Cipolleti	15.709.000	16.536.000	16.536.000	41.759.000	90.540.000	16,00	8,00	4,00	69,00	100,00
56	604	22	10	9	Ruta Nacional N° 23 - Pilcaniyeu Viejo - Empalme Ruta Nacional N° 237 - Secciones I y II	3.652.000	11.363.000	10.363.000	120.090.000	145.468.000	3,00	8,00	7,00	82,00	100,00
56	604	22	10	9	Ruta Nacional N° 23 - Tramo Pilcaniyeu Viejo - Empalme Ruta Nacional N° 40, Sección II	15.641.000	16.465.000	16.465.000	86.651.000	135.222.000	12,00	6,00	12,00	70,00	100,00
56	604	22	10	9	Ruta Nacional N° 23 Pilcaniyeu Viejo - Empalme Ruta Nacional N° 40 Acceso Complejo Tecnológico Pilcaniyeu	5.436.000	2.572.000	5.739.000	33.248.000	46.995.000	12,00	6,00	12,00	70,00	100,00
56	604	22	10	13	Ruta Nacional N° 16 - Límite con Chaco - Empalme Ruta Nacional N° 34 - El Quebrachal - J. V. González	6.940.000	4.711.000	4.711.000	3.638.000	20.000.000	35,00	24,00	23,00	18,00	100,00
56	604	22	10	23	Ruta Nacional N° 168 - Santa Fe - Túnel Subfluvial Hernandarias - Intercambiador La Guardia - Puente sobre Río Colastiné	14.224.000	7.676.000	15.383.000	102.985.000	140.268.000	11,00	6,00	10,00	73,00	100,00
56	604	22	10	25	Ruta Nacional N° 178 - Las Rosas - Empalme Ruta Nacional N° 34	22.655.000	24.443.000	24.443.000	6.456.000	77.999.000	30,00	6,00	6,00	58,00	100,00
56	604	22	10	38	Ruta Nacional N° 22 - Urbano Zapala - Intersección Rotonda Avenida Fútbol - Rotonda Empalme Ruta Provincial N°13	9.831.000	4.651.000	2.595.000	39.584.000	56.661.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	41	Ruta Nacional N° 3 - Ushuaia - Lapataia - Intersección Avenida Hipólito Irigoyen - Leandro N. Alem - Portal Acceso Parque Nacional Tierra del Fuego	8.097.000	4.925.000	4.580.000	42.399.000	60.001.000	14,00	9,00	7,00	70,00	100,00
56	604	22	10	47	Ruta Nacional N° 260 - Empalme Ruta Nacional N° 40 (S) - Empalme Ruta Provincial N° 51 - Sección 1 y 2	5.736.000	27.624.000	45.188.000	61.450.000	140.000.000	5,00	20,00	32,00	43,00	100,00
56	604	22	10	48	Ruta Nacional N° 260 - Empalme Ruta Provincial N° 51 - Límite con Chile - Sección I y Sección II	7.378.000	35.516.000	58.733.000	78.373.000	180.000.000	4,00	19,00	32,00	45,00	100,00
56	604	22	10	49	Ruta Nacional N° 7 - Variante paso por Palmira	43.152.000	68.241.000	27.007.000	91.600.000	230.000.000	20,00	30,00	11,00	39,00	100,00
56	604	22	10	63	Ruta N° 14 - Empalme Ruta Provincial N° 20 (Gramado) - Empalme Ruta Provincial N° 17 (sección I) - Progresiva 1056,00 - 1090,00	1.127.000	8.103.000	14.083.000	124.761.000	148.074.000	1,00	6,00	9,00	84,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial N° 5 - Ruta Nacional N° 20	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Nacional N° 20 - Ruta Provincial N° E55	34.700.000	36.528.000	36.528.000	92.244.000	200.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial N° E55 - Avenida Spilimbergo	52.050.000	55.992.000	55.992.000	135.966.000	300.000.000	18,00	5,00	4,00	73,00	100,00
56	604	22	10	72	Ruta Nacional N° 3 - Fitz Roy - Gran Bajo San Julián - km. 2164,79 - km. 2184,79	28.405.000	29.801.000	29.801.000	116.440.000	204.647.000	14,00	7,00	3,00	76,00	100,00
56	604	22	10	72	Ruta Nacional N° 3 - Fitz Roy - Gran Bajo San Julián - km. 2086,00 - km. 2164,79	13.880.000	14.611.000	14.611.000	36.899.000	80.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	73	Ruta Nacional N° 65 (ex 365) - Empalme Ruta Nacional N° 38 - Límite con Catamarca	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	10	73	Ruta Nacional N° 65 Empalme Ruta Nacional N° 38 - Sección III Alpachiri - Cochuna	9.369.000	4.433.000	2.473.000	37.725.000	54.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	73	Ruta Nacional N° 65 Empalme Ruta Nacional N° 38 - Sección IV Cochuna - Límite Tucumán y Catamarca	34.700.000	36.528.000	36.528.000	192.244.000	300.000.000	12,00	6,00	2,00	80,00	100,00
56	604	22	10	76	Puente Internacional Salvador Mazza - Yacuiba	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	81	Autovía N° 16 - Empalme Ruta Provincial N° 83 - Acceso Puerto Tirol	23.133.000	24.625.000	24.625.000	27.616.000	99.999.000	24,00	8,00	8,00	60,00	100,00

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LUCILA GENTILE
Dirección de Despacho


43

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos) 2011	2012	2013	RESTO	TOTAL	AVANCE FÍSICO (porcentajes) 2011	2012	2013	RESTO	TOTAL
56	604	22	10	84	Ruta Nacional Nº 98 - Bandera - Pinto Sección II	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	84	Ruta Nacional Nº 98 - Bandera - Pinto Sección III	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	84	Ruta Nacional Nº 98 - Bandera - Pinto Sección IV	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	90	Ruta Nacional Nº 20 - Villa Dolores - Quines - Límite con Córdoba - Quines	3.578.000	1.693.000	945.000	14.409.000	20.625.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Autovía San Francisco - Río Cuarto - Córdoba	4.434.000	18.879.000	8.426.000	313.260.000	344.999.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - San Francisco - Las Varillas - Sección Saturnino Laspiur - Las Varillas	3.099.000	13.195.000	9.159.000	215.672.000	241.125.000	2,00	6,00	3,00	89,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Las Varillas - Villa María - Sección Las Varillas Las Playosa	3.612.000	15.379.000	6.224.000	255.807.000	281.026.000	2,00	5,00	2,00	91,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Las Varillas Villa María La Playosa Villa María	4.179.000	17.796.000	7.694.000	295.531.000	325.200.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Villa María - General Deheza - Sección Villa María Empalme Ruta Provincial Nº 6	3.528.000	15.021.000	7.327.000	248.623.000	274.499.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Villa María General Deheza - Sección Empalme Ruta Provincial Nº 6 - General Deheza	2.816.000	11.988.000	8.426.000	195.845.000	219.075.000	2,00	6,00	3,00	89,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - General Deheza - Río IV Sección General Deheza - Puente sobre Río Chucul	3.828.000	16.298.000	7.327.000	270.372.000	297.825.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - General Deheza Río IV Sección Puente sobre Río Chucul - Río IV	4.423.000	8.713.000	8.454.000	137.635.000	159.225.000	3,00	6,00	5,00	86,00	100,00
56	604	22	11	19	Ruta Nacional Nº 34 - Fin Multitrocha - Límite con Jujuy - Salta	19.675.000	40.400.000	14.900.000	61.525.000	136.500.000	15,00	30,00	10,00	45,00	100,00
56	604	22	11	32	Ruta Nacional Nº 153 - Conexión vial Las Berros - Barreal - Río Nikes - Pampa del Yalguaraz - San Juan	4.028.000	7.935.000	7.378.000	53.159.000	72.500.000	6,00	11,00	10,00	73,00	100,00
56	604	22	11	32	Ruta Nacional Nº 153 - Sección Ingreso a Tunel - El Portezuelo	2.519.000	10.726.000	9.873.000	74.782.000	98.000.000	1,00	11,00	10,00	78,00	100,00
56	604	22	11	32	Ruta Nacional Nº 153 - Sección El Portezuelo - Ruta Nacional Nº 149	4.806.000	9.467.000	8.803.000	63.425.000	86.501.000	6,00	11,00	10,00	73,00	100,00
56	604	22	11	35	Ruta Nacional Nº 66 - Perico - El Milagro - Empalme Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 34 - Jujuy	984.000	17.758.000	26.353.000	14.905.000	60.000.000	2,00	30,00	43,00	25,00	100,00
56	604	22	11	36	Ruta Nacional Nº 66 - Perico - El Cuarteadero - Empalme Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 34 - Jujuy	984.000	17.758.000	26.353.000	14.905.000	60.000.000	2,00	30,00	43,00	25,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Límite con Salta - Acceso San Pedro de Jujuy - Jujuy	1.879.000	27.131.000	44.461.000	64.029.000	137.500.000	1,00	20,00	32,00	47,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Acceso San Pedro de Jujuy - Libertador General San Martín	1.653.000	23.875.000	39.024.000	56.448.000	121.000.000	1,00	19,00	33,00	47,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Sección San Pedro - Puente sobre Río Ledesma	4.171.000	60.230.000	91.589.000	47.510.000	203.500.000	2,00	29,00	45,00	24,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Sección Puente sobre Río Ledesma - Caimancito	1.277.000	32.557.000	50.831.000	25.335.000	110.000.000	1,00	29,00	46,00	24,00	100,00
56	604	22	11	45	Ruta Nº 157 - Variante Bella Vista - Empalme Autopista Ruta Nacional Nº 38 - Provincia de Tucumán	4.858.000	1.724.000	1.724.000	12.694.000	21.000.000	24,00	8,00	8,00	60,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho


44

"2010 - AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E. y F.P.
5 6 9

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	11	47	Ruta N° 12 - Acceso a San Benito Av. Almafuerte - Acceso Sur a Paraná - Provincia de Entre Ríos	7.802.000	3.691.000	2.059.000	31.418.000	44.970.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	77	Ruta Nacional S/N° - Diamante - Parque Nacional Pre Delta	5.943.000	4.034.000	4.034.000	3.115.000	17.126.000	35,00	24,00	23,00	18,00	100,00
56	604	22	11	78	Ruta N° 154 - Empalme Ruta Nacional N° 35 - Empalme Ruta Nacional N° 22 - La Pampa	3.542.000	1.395.000	1.817.000	10.246.000	17.000.000	21,00	9,00	10,00	60,00	100,00
56	604	22	11	83	Ruta Nacional N°A007 - Red de acceso a la Ciudad de Santa Fe	8.299.000	2.980.000	1.863.000	25.363.000	38.305.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	88	Ruta Nacional N° 12 - Avenida Las Palmeras - Avenida Juan Domingo Perón	11.504.000	9.796.000	12.753.000	85.292.000	119.345.000	10,00	9,00	10,00	71,00	100,00
56	604	22	11	94	Ruta Nacional N° 153 - Media Agua - Los Berros	2.708.000	5.336.000	10.914.000	46.042.000	65.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	11	95	Rutas Nacional N° 228 - P73 - Rotonda en Intersección Ruta Nacional N° 228	4.511.000	2.134.000	1.191.000	18.164.000	26.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	3	Ruta Nacional N° 9 Pavimentación Colectora e Iluminación	11.278.000	7.578.000	13.644.000	-	32.500.000	35,00	24,00	41,00	0,00	100,00
56	604	22	12	18	Ruta Nacional N° 3 - Vinculación Ruta Nacional N° 3 Sur y Ruta Nacional N° 3 Norte	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	18	Ruta Nacional N° 3 y Ruta Nacional N° 252, Sección II: Distribuidor El Guanaco - El Cholo	5.000.000	9.850.000	12.823.000	92.327.000	120.000.000	5,00	9,00	10,00	76,00	100,00
56	604	22	12	18	Ruta Nacional N° 3 y Ruta Nacional N° 252, Sección III: Paraje El Cholo - Acceso a Médanos	6.477.000	12.580.000	9.159.000	307.783.000	335.999.000	2,00	4,00	2,00	92,00	100,00
56	604	22	12	18	Ruta Nacional N° 3 y Ruta Nacional N° 252, Sección IV: Distribuidor El Guanaco - Acceso Puerto Bahía Blanca	1.667.000	3.283.000	6.717.000	28.333.000	40.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	19	Ruta Nacional N° 40 - Tres Esquinas - Límite con Mendoza	5.000.000	9.850.000	10.991.000	124.159.000	150.000.000	4,00	7,00	7,00	82,00	100,00
56	604	22	12	21	Ruta Nacional N° 288 - Empalme Ruta Nacional N° 3 - Puerto Santa Cruz	12.145.000	5.746.000	3.206.000	48.903.000	70.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	23	Ruta Nacional N° 40 - Punta Loyola - Cabo Vírgenes - Etapa I	1.021.000	2.011.000	4.114.000	17.354.000	24.500.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	24	Ruta Nacional N° 40 - Punta Loyola - Cabo Vírgenes - Etapa II	1.354.000	2.668.000	5.457.000	23.021.000	32.500.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	25	Ruta Nacional N° 40 - Punta Loyola - Cabo Vírgenes - Etapa III	975.000	1.921.000	3.929.000	16.575.000	23.400.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	29	Ruta Nacional N° 95 - Empalme Ruta Provincial N° 9 Límite con Formosa	8.875.000	4.104.000	2.290.000	34.731.000	50.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	30	Ruta Nacional N° 9 - Autovía Tramo Puente Paraguay - Yala	5.783.000	77.259.000	80.310.000	136.647.000	299.999.000	1,00	25,00	27,00	47,00	100,00
56	604	22	12	40	Ruta Nacional N° 226 - Empalme Ruta Provincial N° 65 - Empalme Ruta Nacional N° 33 Sección II	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	40	Ruta Nacional N° 226 - Empalme Ruta Provincial N° 65 - Empalme Ruta Nacional N° 33 Sección IV	14.748.000	15.525.000	15.525.000	39.203.000	85.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	42	Ruta Nacional N° 11 - Variante Paso por Resistencia	3.856.000	16.417.000	7.327.000	272.400.000	300.000.000	2,00	6,00	2,00	90,00	100,00
56	604	22	12	44	Ruta Nacional N° 9 - Rosario - Carcarañá - Santa Fe	2.500.000	25.650.000	1.850.000	-	30.000.000	8,00	85,00	7,00	0,00	100,00

ES COPIA
LUDILA GENTILE
Dirección de Despacho


45

El Poder Ejecutivo Nacional

M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	12	46	Ruta Nacional Nº 89 - Quimilí - Suncho Corral	8.940.000	3.283.000	1.832.000	27.945.000	40.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	47	Ruta Nacional Nº 86 - Posta Cambio Zalazar - Límite con Salta	7.062.000	7.455.000	8.426.000	526.515.000	549.458.000	2,00	2,00	1,00	95,00	100,00
56	604	22	12	49	Ruta Nacional Nº 34 - Variante de Paso por Rafaela	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	52	Ruta Nacional Nº 130 - Variante Paso por Villaguay - Entre Ríos	833.000	1.642.000	3.358.000	14.167.000	20.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	60	Ruta Nacional Nº 232 (Ex - Ruta Provincial Nº 106) - Empalme Ruta Nacional Nº 152 - Chelforó - Sección I	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	61	Ruta Nacional Nº 232 (Ex - Ruta Provincial Nº 106) - Empalme Ruta Nacional Nº 152 - Chelforó - Sección II	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	69	Ruta Provincial Nº 40 - Tramo II - Puesto Siro - Empalme Ruta Provincial Nº 114	17.097.000	14.560.000	5.415.000	103.350.000	140.422.000	13,00	11,00	3,00	73,00	100,00
56	604	22	12	83	Ruta Nacional Nº 65 - (Ex- Ruta Nº 365) Empalme Ruta Nacional Nº 38 Límite con Catamarca Sección Ruta Nacional Nº 38 - Alpachiri	5.516.000	3.744.000	3.744.000	2.881.000	15.885.000	35,00	24,00	23,00	18,00	100,00
56	604	22	12	88	Ruta Nacional Nº 40 - Villcum - Talacasto	9.446.000	5.746.000	5.343.000	49.465.000	70.000.000	14,00	9,00	7,00	70,00	100,00
56	604	22	12	89	Ruta Nacional Nº 40 - Talacasto - San Roque	12.781.000	7.388.000	6.366.000	83.466.000	90.001.000	15,00	8,00	7,00	70,00	100,00
56	604	22	12	93	Ruta Nacional Nº 101 - Acceso Aeropuerto Puerto Iguazú - Andresito	18.391.000	20.012.000	13.596.000	1.000.000	52.999.000	35,00	4,00	4,00	57,00	100,00
56	604	22	12	96	Ruta Nacional Nº 11 - Autopista Resistencia Formosa	4.498.000	19.153.000	10.991.000	315.358.000	350.000.000	2,00	5,00	3,00	90,00	100,00
56	604	22	13	4	Ruta Nacional Nº 38 - Río Marapa (Juan Bautista Alberdi) - Famaillá	3.996.000	57.714.000	87.553.000	45.737.000	195.000.000	2,00	29,00	45,00	24,00	100,00
56	604	22	13	5	Ruta Nacional Nº 40 - Paso Externo por la Ciudad de Belén	1.250.000	2.463.000	5.037.000	21.250.000	30.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	7	Ruta Nacional Nº 26 - Empalme Ruta Nacional Nº 3 - Pampa del Castillo	3.277.000	13.954.000	7.694.000	145.075.000	170.000.000	2,00	9,00	4,00	85,00	100,00
56	604	22	13	9	Ruta Nacional Nº 237 - Avenida Bustillo entre San Carlos de Bariloche y Llao Llao Sección I	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	11	Ruta Nacional Nº 68 - El Carril - Río Ancho	11.361.000	17.332.000	8.793.000	222.514.000	260.000.000	5,00	7,00	3,00	85,00	100,00
56	604	22	13	16	Ruta Nacional Nº 51 - Campo Quijano - El Tunal - Chorrillos - Alto Torrillos - Alto Tocomar - Cachauri - Paso de Pisco	1.544.000	3.043.000	2.829.000	20.384.000	27.800.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	16	Ruta Nacional Nº 51 San Antonio de los Cobres - Paso Sico Mina La Poma - Alto Chorrillos	2.542.000	5.007.000	10.243.000	43.208.000	61.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	19	Ruta Nacional Nº12 - General Galarza - Nogoyá	2.344.000	12.477.000	9.525.000	165.654.000	190.000.000	2,00	6,00	5,00	87,00	100,00
56	604	22	13	20	Ruta Nogoyá - Villaguay	4.574.000	14.228.000	9.770.000	231.428.000	260.000.000	2,00	6,00	3,00	89,00	100,00
56	604	22	13	24	Ruta Nacional Nº40 - Palcone - La Quiaca	16.734.000	10.671.000	10.562.000	92.032.000	129.999.000	13,00	9,00	8,00	70,00	100,00
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Palcone - Ex Ruta Provincial Nº 64, Sección II	16.734.000	10.671.000	10.562.000	92.032.000	129.999.000	13,00	9,00	8,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


46

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E.y F.P.

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Palcone - Er Ruta Provincial Nº 64, La Quiaca - Avenida Santa Catalina, Secciones I, II y III	2.570.000	7.394.000	10.991.000	379.045.000	400.000.000	1,00	2,00	2,00	95,00	100,00
56	604	22	13	26	Ruta Nacional Nº 7 - Acceso Este a Mendoza	4.665.000	9.029.000	16.456.000	79.850.000	110.000.000	5,00	9,00	14,00	72,00	100,00
56	604	22	13	27	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 Límite con Chile	12.723.000	7.386.000	6.411.000	63.478.000	90.000.000	15,00	8,00	7,00	70,00	100,00
56	604	22	13	28	Ruta Nacional Nº 14 - Leandro N. Alem - Oberá	2.778.000	5.472.000	5.058.000	36.862.000	50.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	29	Ruta Nacional Nº 12 Variante Yabebiry	1.111.000	2.189.000	2.035.000	14.665.000	20.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	30	Ruta Nacional Nº 12 Variante por Gobernador Roca	2.083.000	4.104.000	8.396.000	35.417.000	50.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	31	Ruta Nacional Nº 86 - Misión La Paz - Tonono	5.783.000	21.625.000	9.159.000	263.432.000	299.999.000	2,00	8,00	3,00	87,00	100,00
56	604	22	13	32	Autovía Ruta Nacional Nº AO12	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	33	Ruta Nacional Nº 33 Variante por Pérez	2.570.000	10.945.000	10.177.000	76.308.000	100.000.000	3,00	11,00	10,00	76,00	100,00
56	604	22	13	34	Ruta Nacional Nº 11 - Empalme Ruta Nacional Nº 98 Límite con Chaco	3.896.000	16.417.000	9.159.000	370.568.000	400.001.000	1,00	5,00	2,00	92,00	100,00
56	604	22	13	35	Ruta Nacional Nº 11 - Recreo-San Justo	3.084.000	13.134.000	12.212.000	131.570.000	160.000.000	2,00	9,00	7,00	82,00	100,00
56	604	22	13	36	Ruta Nacional Nº 3 - Hito 1 - San Sebastián	3.547.000	15.104.000	9.159.000	202.190.000	230.000.000	2,00	7,00	3,00	88,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Río Marapa - Famaillá	4.365.000	63.042.000	96.025.000	49.568.000	213.000.000	2,00	29,00	45,00	24,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Tramo Río Marapa - Famaillá Duplicación Calzada, Sección I	4.385.000	8.639.000	14.316.000	77.901.000	105.241.000	5,00	8,00	13,00	74,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Tramo Río Marapa - Famaillá	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	38	Ruta Nacional Nº 38 - Acceso Sur a Catamarca	1.858.000	3.661.000	7.489.000	31.592.000	44.600.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	39	Ruta Nacional Nº 35 - Paso por Santa Rosa	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	41	Ruta Nacional Nº 18 - Viaducto y Adecuación Hidráulica en Intersección con Avenida Sarmiento	9.022.000	4.268.000	2.381.000	36.328.000	51.999.000	18,00	8,00	4,00	69,00	100,00
56	604	22	13	42	Ruta Nacional Nº 9 - Intersección con Ruta Provincial Nº 17	10.470.000	7.036.000	12.667.000	-	30.173.000	35,00	24,00	41,00	0,00	100,00
56	604	22	13	46	Ruta Nacional Nº 26 - Pampa del Castillo - Cerro Dragón	4.827.000	1.642.000	1.642.000	12.090.000	20.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	47	Ruta Nacional Nº 12 - Empedrado - Paso de la Patria	15.615.000	16.437.000	16.437.000	41.512.000	90.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	48	Ruta Nacional Nº 12 - Límite con Entre Ríos - Goya	8.097.000	2.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	55	Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 40 - Empalme Ruta Provincial Nº 120 - Variante Virasoro	8.097.000	2.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


47

ANEXO
Planilla Anexa al Artículo Nº 4

M.E. y F.P.
569

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	59	Ruta Nacional Nº 143 - Unión Ruta Nacional Nº 143 y Ruta Nacional Nº 148	3.178,000	13.532.000	13.028,000	135.121,000	164.859.000	2,00	9,00	7,00	82,00	100,00
56	604	22	13	60	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección III - Anchoris Ruta Provincial Nº 86	31.778,000	33.450.000	33.450,000	84.469,000	183.145.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	61	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección IV Variante por Tunuyán	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 100 - Km. 120 - San Juan	8.097.000	3.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 120 - Km. 134 (Puente sobre Río Calingasta) - San Juan	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	63	Ruta Nacional Nº 40 - Estabilización de Taludes - San Juan	2.389,000	1.130.000	2.522,000	28.958.000	34.999.000	7,00	4,00	7,00	82,00	100,00
56	604	22	13	65	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Rawson - Trelew - Chubut	10.418.000	4.825.000	2.748.000	41.917.000	60.000.000	18,00	8,00	4,00	68,00	100,00
56	604	22	13	66	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Trelew - Gaiman - Chubut	13.860.000	14.611.000	14.611.000	36.898.000	80.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	67	Ruta Nacional Nº 40 Acceso Sur a Mendoza	5.224.000	19.153.000	9.159.000	199.802.000	233.338.000	3,00	9,00	3,00	85,00	100,00
56	604	22	13	71	Construcción Campamento Zarate - Buenos Aires	3.065.000	2.780.000	2.780.000	11.375.000	20.000.000	16,00	14,00	13,00	57,00	100,00
56	604	22	13	73	Construcción de Avenida Urbana en Aguilares - Monteros - Tucumán	15.615.000	16.991.000	11.394.000	1.000.000	45.000.000	35,00	4,00	4,00	57,00	100,00
56	604	22	13	74	Ruta Nacional Nº 23 - Valcheta - Pilcaniyeu - Tramo Los Menucos - Maquinchao (Km. 269 - Km. 340) - Río Negro	7.711.000	6.567.000	14.654.000	71.068.000	100.000.000	6,00	7,00	14,30	71,00	100,00
56	604	22	13	74	Ruta Nacional Nº 23 Valcheta - Pilcaniyeu - Tramo Maquinchao - Jacobacci (Km. 340 - Km.410) - Río Negro	13.680.000	14.611.000	14.811.000	56.898.000	100.000.000	14,00	7,00	10,00	69,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo El Sosneado - La Jaula - Mendoza	3.279.000	47.355.000	78.733.000	70.633.000	200.000.000	1,00	23,00	39,00	37,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo La Jaula - Empalme Ruta Provincial Nº 98 - Mendoza	3.935.000	58.828.000	94.606.000	84.623.000	240.000.000	2,00	23,00	39,00	36,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo Empalme Ruta Provincial Nº 98 - Pareditas - Mendoza	2.285.000	32.158.000	54.606.000	50.918.000	140.000.000	1,00	22,00	38,00	38,00	100,00
56	604	22	13	77	Ruta Nacional Nº 40 - Límite con San Juan - Mendoza	5.141.000	21.889.000	9.159.000	363.811.000	400.000.000	2,00	6,00	2,00	90,00	100,00
56	604	22	13	78	Repavimentación Ruta Nacional Nº 11 - Tramo Rotonda Cruz del Norte - Rotonda Virgen del Carmen - Formosa	5.141.000	10.945.000	8.141.000	75.773.000	100.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	13	79	Construcción de Segunda Calzada Ruta Nacional Nº 11 - Tramo Autovía Formosa - Clorinda - Formosa	5.783.000	24.825.000	9.159.000	260.432.000	299.999.000	2,00	9,00	3,00	86,00	100,00
56	604	22	13	80	Construcción de Segunda Calzada Ruta Nacional Nº 22 - Tramo Plottier - Arroyito - Neuquén	20.820.000	21.917.000	21.817.000	55.345.000	119.899.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	81	Ruta Nacional Nº 3 - Variante Circunvalación Autovía Comodoro Rivadavia - Empalme Ruta Nacional Nº 26 - Chubut	21.688.000	18.469.000	13.052.000	171.792.000	225.001.000	10,00	8,00	5,00	76,00	100,00
56	604	22	13	82	Remodelación de Intercambiador con Autopista Córdoba - Rosario - Provincia de Córdoba	4.927.000	4.196.000	5.462.000	38.531.000	51.116.000	10,00	9,00	10,00	71,00	100,00
56	604	22	13	83	Ruta Nacional Nº 40 - Tramo Bardas Blancas - Malargüe - Mendoza	8.675.000	4.104.000	2.290.000	34.931.000	50.000.000	18,00	8,00	4,00	69,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCIA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Circunvalación de Córdoba Juárez Celman - Córdoba	2.542.000	28.448.000	30.011.000	-	61.001.000	4,00	46,00	50,00	0,00	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Juárez Celman - Sinsacate Córdoba	4.241.000	18.844.000	9.159.000	187.755.000	219.999.000	2,00	9,00	4,00	85,00	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Sinsacate - Villa del Totoral Córdoba	3.547.000	85.809.000	94.643.000	-	183.999.000	1,00	46,00	53,00	0,00	100,00
56	604	22	13	85	Ruta Nacional Nº 76 - Tramo Quebrada Santo Domingo - Pircas Negras - La Rioja	11.567.000	24.625.000	9.159.000	404.649.000	450.000.000	3,00	6,00	2,00	89,00	100,00
56	604	22	13	86	Ruta Nacional Nº 75 - Tramo Las Padercitas - Dique Los Sauces - La Rioja	6.940.000	2.463.000	2.463.000	18.135.000	30.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	88	Ruta Nacional Nº 40 - Tramo Los Tambillos - Río Miranda - La Rioja	16.193.000	17.237.000	17.237.000	19.333.000	70.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	89	Construcción Segunda Calzada Ruta Nacional Nº 20 - Tramo Caucete - Avenida de Circunvalación - San Juan	15.061.000	12.450.000	12.450.000	90.040.000	130.001.000	12,00	10,00	9,00	69,00	100,00
56	604	22	13	90	Construcción Segunda Calzada Ruta Nacional Nº 40 - Tramo Avenida de Circunvalación - Albardón - San Juan	27.760.000	30.207.000	21.032.000	1.000.000	79.999.000	35,00	4,00	4,00	57,00	100,00
56	604	22	13	95	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79 - Jujuy	3.701.000	1.313.000	1.313.000	9.672.000	15.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	96	Repavimentación y Ensanche Ruta Nacional Nº 3 - San Antonio Oeste - Ruta Provincial Nº 61 - Río Negro	5.000.000	9.850.000	9.159.000	65.991.000	90.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	97	Repavimentación y Ensanche Ruta Nacional Nº 3 - Ruta Provincial Nº 61 - Sierra Grande - Río Negro	4.944.000	9.741.000	9.057.000	65.258.000	89.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	98	Repavimentación y Ensanche Ruta Nacional Nº 3 - Sierra Grande - Límite con Chubut - Río Negro	2.367.000	10.080.000	9.373.000	70.280.000	92.100.000	3,00	11,00	10,00	76,00	100,00
56	604	22	13	99	Repavimentación y Ensanche Ruta Nacional Nº 251 General Conesa - Acceso a San Antonio Oeste - Río Negro	4.950.000	9.752.000	9.067.000	65.331.000	89.100.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	2	Repavimentación Camino del Buen Ayre	7.711.000	8.208.000	12.212.000	71.868.000	99.999.000	8,00	9,00	12,00	71,00	100,00
56	604	22	14	3	Plan de Remediación de Canteras - Rutas Varias	17.350.000	18.264.000	18.264.000	96.122.000	150.000.000	12,00	6,00	7,00	75,00	100,00
56	604	22	14	4	Ruta Nacional Nº 9 Avenida Circunvalación - Canal San Cayetano y Avenida Del Campo Km. 1288,15 - Km. 1300,05	16.193.000	32.645.000	21.162.000	-	70.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	14	5	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 72,06 - Km. 118,68	3.889.000	7.661.000	7.124.000	51.326.000	70.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	6	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 118,68 - Km. 147,67	2.478.000	4.881.000	4.539.000	32.702.000	44.600.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	7	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 147,67 - Km. 160,62	1.183.000	2.331.000	2.168.000	15.618.000	21.300.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	8	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 160,62 - Km. 180,67	1.717.000	3.382.000	3.145.000	22.657.000	30.901.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	9	Ruta Nacional Nº 9, Ruta Nacional Nº 11 y Ruta Nacional Nº 33 - Red de Accesos a Rosario	30.016.000	31.597.000	31.597.000	79.791.000	173.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	12	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 2 - Límite entre Santa Fe y Chaco - Km. 768,77 - Km. 813,09	24.760.000	26.064.000	26.064.000	65.821.000	142.709.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	13	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 2 - Límite entre Santa Fe y Chaco - Km. 813,09 - Km. 862,64	8.328.000	3.940.000	2.196.000	33.534.000	48.000.000	18,00	9,00	4,00	69,00	100,00

LUCILA GENTILE
Dirección de Despacho


FOLIO
49

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	14	Ruta Nacional Nº 3 - Km. 1810,00 - Km. 1970,00	31.230.000	32.875.000	32.875.000	83.020.000	180.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	14	17	Ruta Nacional Nº 52 - Empalme Ruta Provincial Nº 79 - Susques (Km. 02,68) - (Km. 79,85)	6.534.000	4.438.000	4.438.000	3.425.000	18.831.000	35,00	24,00	23,00	18,00	100,00
56	604	22	14	18	Ruta Nacional Nº 38 - Límite con La Rioja - Río Ongoli	19.278.000	20.521.000	12.212.000	197.989.000	250.000.000	8,00	9,00	4,00	79,00	100,00
56	604	22	14	19	Ruta Nacional Nº 7 - Empalme ex Ruta Nacional Nº 7 y Actual Ruta Nacional Nº 7	7.403.000	10.507.000	10.507.000	51.584.000	80.001.000	10,00	13,00	13,00	64,00	100,00
56	604	22	14	20	Autopista Riccheri - Cañuelas - Acceso Cañuelas	1.406.000	2.769.000	2.575.000	18.551.000	25.301.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	21	Ruta Nacional Nº 1 - Intercambiador Ensenada - Avenida del Petróleo	2.570.000	10.945.000	9.770.000	176.715.000	200.000.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	22	Ruta Nacional Nº 35 - Bahía Blanca - Nueva Roma	6.300.000	3.130.000	3.130.000	20.121.000	32.681.000	20,00	10,00	9,00	61,00	100,00
56	604	22	14	23	Ruta Nacional Nº 35 - Nueva Roma - San Germán	4.742.000	3.365.000	3.365.000	19.275.000	30.747.000	16,00	11,00	10,00	63,00	100,00
56	604	22	14	24	Ruta Nacional Nº 35 - San Germán - Límite entre Buenos Aires y La Pampa	3.906.000	4.220.000	4.220.000	21.803.000	34.149.000	12,00	13,00	12,00	63,00	100,00
56	604	22	14	25	Ruta Nacional Nº 119 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Nacional Nº 123 - Sección I	8.246.000	3.657.000	3.657.000	24.540.000	40.100.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	26	Ruta Nacional Nº 119 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Nacional Nº 123 - Sección II	8.431.000	3.739.000	3.739.000	25.090.000	40.999.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	27	Ruta Nacional Nº 119 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Nacional Nº 123 - Sección III	8.225.000	3.648.000	3.648.000	24.478.000	39.999.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	28	Ruta Nacional Nº 127 - Federal - Empalme Ruta Nacional Nº 14	20.820.000	22.163.000	22.163.000	24.855.000	90.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	14	29	Ruta Nacional Nº 18 - Tramo I: Intersección Ruta Nacional Nº 12 - Intersección Ruta Provincial Nº 32	6.188.000	17.433.000	9.159.000	283.789.000	316.569.000	3,00	6,00	2,00	89,00	100,00
56	604	22	14	30	Ruta Nacional Nº 18 - Tramo II: Intersección Ruta Provincial Nº 32 - Intersección Ruta Provincial Nº 6	13.664.000	12.875.000	9.159.000	495.883.000	531.581.000	3,00	3,00	1,00	93,00	100,00
56	604	22	14	31	Ruta Nacional Nº 18 - Tramo III: Intersección Ruta Provincial Nº 6 - Intersección Ruta Provincial Nº 20	4.124.000	8.125.000	12.620.000	74.111.000	98.980.000	5,00	9,00	12,00	74,00	100,00
56	604	22	14	32	Ruta Nacional Nº 18 - Tramo IV: Intersección Ruta Provincial Nº 20 - Progresiva 180+606	4.047.000	17.234.000	9.159.000	284.490.000	314.930.000	2,00	6,00	2,00	90,00	100,00
56	604	22	14	33	Ruta Nacional Nº 18 - Tramo V: Progresiva 180+606 - Intersección Ruta Nacional Nº 14	4.253.000	18.111.000	9.159.000	299.436.000	330.959.000	2,00	6,00	2,00	90,00	100,00
56	604	22	14	34	Ruta Nacional Nº 40 - Las Tucumanesas - Sañogasta - Sección I	4.627.000	9.850.000	7.327.000	68.196.000	90.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	14	35	Ruta Nacional Nº 73 - Anguinán - Empalme Ruta Nacional Nº 75 - Sección I	15.422.000	14.531.000	9.159.000	360.888.000	400.000.000	4,00	4,00	2,00	90,00	100,00
56	604	22	14	36	Ruta Nacional Nº 73 - Anguinán - Empalme Ruta Nacional Nº 75 - Sección II	15.422.000	14.531.000	9.159.000	360.888.000	400.000.000	4,00	4,00	2,00	90,00	100,00
56	604	22	14	37	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección I	635.000	1.251.000	2.559.000	10.794.000	15.239.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	38	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección II	1.665.000	3.674.000	7.516.000	31.706.000	44.761.000	5,00	9,00	16,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"


50

M.E. y F.P.

ANEXO
Planilla Anexa al Artículo Nº 4

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	39	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección III	2.500.000	4.515.000	4.515.000	18.471.000	30.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	14	40	Ruta Nacional Nº 188 - General Alvear - Malargüe - Sección II	3.333.000	6.567.000	14.654.000	95.445.000	119.999.000	3,00	6,00	12,00	79,00	100,00
56	604	22	14	41	Ruta Nacional Nº 7 - Potrerillos - Uspallata	1.230.000	16.278.000	903.000	11.589.000	30.000.000	5,00	54,00	3,00	38,00	100,00
56	604	22	14	42	Ruta Nacional Nº 7 - Potrerillos - Uspallata - Variante Uspallata	1.640.000	23.677.000	35.188.000	19.495.000	80.000.000	3,00	30,00	43,00	24,00	100,00
56	604	22	14	43	Ruta Nacional Nº 145 - Bardas Blancas - Hito Pehuenche - Km. 0 - Km. 13	1.640.000	23.677.000	28.615.000	6.068.000	60.000.000	3,00	40,00	47,00	10,00	100,00
56	604	22	14	44	Ruta Nacional Nº 22 - Variante por Plaza Huincul y Cutral Có	2.627.000	6.020.000	4.478.000	41.875.000	55.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	14	45	Variante Ruta Nacional Nº 22 - Intersección Ruta Provincial Nº 7 - Calle Conquistadores del Desierto	2.506.000	9.782.000	9.782.000	42.930.000	65.000.000	4,00	15,00	15,00	66,00	100,00
56	604	22	14	47	Ruta Nacional Nº 281 - Puerto Deseado - Empalme Ruta Nacional Nº 3 - Km.32,55	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	48	Ruta Nacional A012-34 - Empalme Ruta Nacional Nº 9 (Oeste) - Empalme Ruta Nacional Nº11 - Empalme Ruta Nº A008 - Empalme Ruta Nº A012	12.145.000	5.746.000	3.206.000	48.903.000	70.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	49	Ruta Nacional Nº 34 - San Vicente - Rafaela	1.667.000	3.010.000	3.010.000	12.314.000	20.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	14	50	Enlace Ruta Nacional Nº 9 con Ruta Nacional Nº34 en Santiago del Estero	3.856.000	8.208.000	7.327.000	130.609.000	150.000.000	3,00	6,00	4,00	87,00	100,00
56	604	22	14	51	Ruta sin Nº - Empalme Ruta Nacional Nº 3 (San Sebastián)	2.778.000	5.472.000	12.212.000	79.538.000	100.000.000	3,00	6,00	12,00	79,00	100,00
56	604	22	14	52	Ruta sin Nº - Empalme Complejo C - Empalme Complejo B	2.667.000	5.253.000	11.724.000	60.356.000	80.000.000	4,00	7,00	14,00	75,00	100,00
56	604	22	14	53	Ruta sin Nº - Empalme Complejo B - Empalme Complejo D	2.083.000	4.104.000	8.396.000	35.417.000	50.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	54	Ruta Nacional Nº 3 - Tolhuin - Ushuaia - Km. 3006 - Km. 3049	4.167.000	2.736.000	1.527.000	16.571.000	25.001.000	17,00	11,00	6,00	66,00	100,00
56	604	22	14	55	Ruta Nacional Nº 9 - Arroyo Mista - San Miguel de Tucumán	5.783.000	11.659.000	7.558.000	-	25.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	14	56	Ruta Nacional Nº 158 - San Francisco - Las Varillas - Km. 0 - Km. 35,00	2.429.000	3.448.000	5.770.000	30.353.000	42.000.000	6,00	9,00	13,00	72,00	100,00
56	604	22	14	57	Ruta Nacional Nº 158 - San Francisco - Las Varillas - Km. 35,00 - Km. 78,00	2.834.000	4.022.000	6.732.000	35.412.000	49.000.000	6,00	9,00	13,00	72,00	100,00
56	604	22	14	58	Ruta A016 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Nacional Nº 34 (Siete de Abril)	19.085.000	20.090.000	20.090.000	50.734.000	109.999.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	59	Ruta Nacional Nº 16 Autovía Makallé - Presidencia Roque Sáenz Peña	5.783.000	24.625.000	9.159.000	560.432.000	599.999.000	1,00	5,00	1,00	93,00	100,00
56	604	22	14	60	Ruta Nacional Nº 11 Autovía Empalme Ruta Provincial Nº 13 - Resistencia	5.000.000	9.950.000	9.159.000	95.891.000	120.000.000	5,00	9,00	7,00	79,00	100,00
56	604	22	14	61	Ruta Nacional Nº 22 Chimpay - Valle Regina Km. 1050 - Km. 1112	3.470.000	14.775.000	11.907.000	149.848.000	180.000.000	2,00	9,00	6,00	83,00	100,00
56	604	22	14	62	Ruta Nacional Nº 78 Puente Río Capayán - Famatina	1.042.000	2.052.000	4.198.000	17.708.000	25.000.000	5,00	9,00	16,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



M.E.y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	63	Ruta Nacional Nº 9 Autovía Santiago del Estero - Termas Río Hondo.	3.856.000	16.417.000	9.159.000	270.569.000	300.001.000	2,00	5,00	3,00	90,00	100,00
56	604	22	14	64	Ruta Nacional Nº 33 Autovía Rufino - Rosario	7.711.000	7.265.000	9.159.000	975.864.000	999.999.000	1,00	1,00	1,00	97,00	100,00
56	604	22	14	65	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección I: Camino a Ingeniero White (Km. 8,65) - Estancia Don Enrique (km. 41,00)	3.781.000	10.397.000	8.548.000	167.273.000	189.999.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	66	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección II: Ea. Don Enrique (Km. 41,00) - Río Sauce Chico (Km. 73,00)	3.781.000	10.397.000	8.548.000	167.273.000	189.999.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	67	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección III: Río Sauce Chico (Km. 73,00) - Arroyo Cochenleoló Chico (Km. 102,21)	3.383.000	9.303.000	9.770.000	147.545.000	170.001.000	2,00	6,00	5,00	87,00	100,00
56	604	22	14	68	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección IV: Arroyo Cochenleoló Chico (Km. 102,21) - Empalme Ruta Provincial Nº 67 (Km. 131,65)	3.582.000	9.850.000	7.327.000	159.241.000	180.000.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	69	Ruta Nacional Nº 40 Villa Aberastain - San Juan Km. 3444,89 - Km. 3456,72	1.944.000	3.831.000	3.562.000	25.663.000	35.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	70	Ruta Nacional Nº 18 Acceso a la Ciudad de Salta	1.106.000	12.405.000	13.067.000	-	26.600.000	5,00	46,00	49,00	0,00	100,00
56	604	22	14	72	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 1B) Distribuidor Ruta Provincial Nº 39 - Ruta Provincial Nº 192 (Parada Robles) (Km. 69,2 - Km. 78,1)	23.543.000	24.707.000	24.707.000	72.042.000	144.999.000	17,00	8,00	8,00	67,00	100,00
56	604	22	14	73	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 2) Ruta Provincial Nº 192 (Parada Robles) - San Antonio de Areco y Variante San Antonio de Areco (Km. 78,1 - Km. 114,857)	41.135.000	44.213.000	44.213.000	196.439.000	326.000.000	13,00	4,00	4,00	79,00	100,00
56	604	22	14	74	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 3) Fin Variante San Antonio de Areco - Inicio Variante Arrecifes (Km. 114,857 - Km. 171,20)	5.691.000	9.886.000	9.886.000	154.537.000	188.000.000	4,00	6,00	5,00	85,00	100,00
56	604	22	14	75	Ruta Autopista Nº 8 Autopista Pilar - Pergamino (Tramo: 4) Inicio Variante Arrecifes - Acceso a Fontezuela (Km. 171,20 - Km. 212,9)	11.181.000	10.535.000	9.159.000	549.125.000	580.000.000	2,00	2,00	1,00	95,00	100,00
56	604	22	14	76	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 5) Variante Pergamino desde Acceso a Fontezuela a Fin de Autopista (Km. 212,8 - Km. 237,5)	2.570.000	10.945.000	10.177.000	76.308.000	100.000.000	3,00	11,00	10,00	76,00	100,00
56	604	26	3	1	Malla 209 B - II - Provincia de Santa Fe	719.000	1.416.000	3.159.000	37.823.000	43.117.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	6	Malla 113 - II	9.058.000	4.286.000	9.564.000	107.616.000	130.524.000	7,00	4,00	7,00	82,00	100,00
56	604	26	3	17	Malla 101 B - II - Provincia de Santa Cruz	1.350.000	2.660.000	5.937.000	71.076.000	81.023.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	28	Malla 105 - II - Nacional	833.000	1.642.000	3.664.000	43.861.000	50.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	31	Malla 209 C - Provincia de Santa Fe	6.970.000	3.298.000	7.359.000	82.811.000	100.438.000	7,00	4,00	7,00	82,00	100,00
56	604	26	3	32	Malla 212 - Provincia de Córdoba	10.148.000	19.413.000	33.397.000	110.413.000	173.371.000	6,00	12,00	19,00	63,00	100,00
56	604	26	3	33	Malla 230 - Provincia de Córdoba	953.000	12.082.000	19.927.000	74.944.000	107.906.000	1,00	12,00	18,00	69,00	100,00
56	604	26	3	37	Malla 532 - Provincia de Corrientes	2.535.000	14.581.000	15.979.000	62.560.000	95.655.000	3,00	16,00	16,00	65,00	100,00
56	604	26	3	42	Malla 201 A - II - Provincia de Buenos Aires	1.437.000	2.830.000	6.316.000	75.619.000	86.202.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	43	Malla 201 B - II - Provincia de Buenos Aires	1.335.000	2.630.000	5.869.000	70.270.000	80.104.000	2,00	4,00	7,00	87,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho


52

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	1	Malla 130	4.293.000	2.611.000	5.828.000	66.803.000	79.535.000	6,00	4,00	7,00	83,00	100,00
56	604	26	4	8	Malla 334	936.000	1.844.000	4.114.000	49.257.000	56.151.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	12	Malla 508 - II - Provincia de Entre Ríos	1.417.000	2.791.000	6.228.000	74.564.000	85.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	13	Malla 337	2.058.000	4.054.000	9.046.000	108.305.000	123.463.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	15	Malla 435	1.076.000	13.633.000	22.874.000	84.173.000	121.756.000	1,00	12,00	18,00	69,00	100,00
56	604	26	4	17	Malla 440	1.771.000	3.488.000	7.785.000	93.201.000	106.245.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	18	Malla 531 - Provincia de Formosa	2.743.000	13.618.000	9.277.000	100.966.000	126.604.000	3,00	11,00	7,00	79,00	100,00
56	604	26	4	19	Malla 535	5.000.000	3.263.000	7.327.000	84.389.000	99.979.000	5,00	4,00	7,00	84,00	100,00
56	604	26	4	20	Malla 101 A - II - Nacional	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	22	Malla 111 - II	2.902.000	2.472.000	5.516.000	64.387.000	75.277.000	4,00	4,00	7,00	85,00	100,00
56	604	26	4	23	Malla 120 - II - Río Negro	7.460.000	14.151.000	15.509.000	55.716.000	92.836.000	9,00	15,00	16,00	60,00	100,00
56	604	26	4	26	Malla 209 A - II	3.778.000	2.298.000	5.129.000	58.794.000	69.999.000	6,00	4,00	7,00	83,00	100,00
56	604	26	4	27	Malla 135	2.085.000	4.106.000	9.166.000	109.741.000	125.100.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	28	Malla 136	2.471.000	4.868.000	10.864.000	130.066.000	148.269.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	30	Malla 401 A - II - Provincia de Salta	8.561.000	12.088.000	19.934.000	67.349.000	107.952.000	6,00	12,00	16,00	62,00	100,00
56	604	26	4	34	Malla 503 - II - Provincia de Corrientes	8.241.000	21.503.000	36.517.000	125.783.000	192.044.000	5,00	11,00	19,00	65,00	100,00
56	604	26	4	35	Malla 510 - II	5.381.000	10.318.000	11.308.000	40.683.000	67.690.000	8,00	16,00	16,00	60,00	100,00
56	604	26	4	36	Malla 211 - Provincia de Buenos Aires	6.079.000	13.679.000	22.943.000	79.467.000	122.168.000	5,00	12,00	18,00	65,00	100,00
56	604	26	4	38	Malla 537 - I	1.750.000	3.448.000	7.694.000	92.109.000	105.001.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	39	Malla 630 - I	3.215.000	13.679.000	22.903.000	82.215.000	122.012.000	3,00	12,00	18,00	67,00	100,00
56	604	26	4	41	Malla 233 - II	1.156.000	2.277.000	5.082.000	80.839.000	89.354.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	43	Malla 336 - I	936.000	1.844.000	4.116.000	49.277.000	56.173.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	44	Malla 331 - I	1.167.000	2.300.000	5.132.000	61.439.000	70.038.000	2,00	4,00	7,00	87,00	100,00



M.E.yF.P. 569

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	45	Malla 114 - Nacional	2.105.000	4.147.000	8.255.000	110.799.000	125.306.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	46	Malla 140 - I	5.642.000	4.804.000	10.722.000	125.158.000	146.326.000	4,00	4,00	7,00	85,00	100,00
56	604	26	4	48	Malla 634	2.991.000	5.893.000	13.152.000	157.453.000	179.489.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	49	Malla 512 A	667.000	1.313.000	2.931.000	35.089.000	40.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	50	Malla 512 B	867.000	1.707.000	3.810.000	45.616.000	52.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	51	Malla 115	1.020.000	2.021.000	4.509.000	53.986.000	61.542.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	53	Malla 403	10.194.000	19.500.000	25.338.000	119.120.000	174.152.000	8,00	12,00	14,00	66,00	100,00
56	604	26	4	54	Malla 308	10.072.000	14.188.000	23.700.000	78.745.000	126.705.000	8,00	12,00	18,00	62,00	100,00
56	604	26	4	63	Malla 231	1.039.000	2.046.000	4.566.000	54.662.000	62.313.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	66	Malla 314	1.555.000	8.942.000	9.881.000	38.368.000	58.696.000	3,00	16,00	16,00	65,00	100,00
56	604	26	4	69	Malla 305 - Nacional	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	70	Malla 339 - Provincia de San Juan	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	71	Malla 635 - Provincia de Chubut	2.556.000	5.035.000	11.237.000	134.532.000	153.360.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	72	Malla 137 - Provincia de La Pampa	1.747.000	3.441.000	7.679.000	91.933.000	104.800.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	74	Ruta Nº 95 - Malla 508	7.053.000	13.524.000	14.821.000	53.325.000	88.723.000	8,00	16,00	16,00	60,00	100,00
56	604	26	4	76	Ruta Nº 251 - 3 - Malla 138	2.000.000	3.940.000	8.793.000	105.267.000	120.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	77	Malla 409 A	2.500.000	4.925.000	10.991.000	131.584.000	150.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	78	Ruta Nº 8 - 11 - 33 - 34 - A012 - Malla 202 B - Santa Fe	11.144.000	5.273.000	11.766.000	132.399.000	160.582.000	7,00	4,00	7,00	82,00	100,00
56	604	26	4	79	Ruta A007 - 168 - Malla 232 - Santa Fe	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	80	Malla 235	4.985.000	9.820.000	14.587.000	269.688.000	299.080.000	2,00	4,00	4,00	90,00	100,00
56	604	26	4	81	Malla 540	2.402.000	4.732.000	10.560.000	126.431.000	144.125.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	82	Malla 439	1.369.000	2.697.000	6.019.000	72.066.000	82.151.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	83	Malla 541	1.303.000	2.567.000	5.728.000	68.576.000	78.174.000	2,00	4,00	7,00	87,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
54

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	84	Malla 405 D - Tucumán - Santiago del Estero	1.919.000	3.781.000	8.438.000	101.025.000	115.163.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	85	Malla 402 - A	1.450.000	16.226.000	6.374.000	62.842.000	86.894.000	2,00	19,00	7,00	72,00	100,00
56	604	26	4	86	Malla 402 - B	1.813.000	16.020.000	7.972.000	82.995.000	108.800.000	2,00	15,00	7,00	76,00	100,00
56	604	26	4	87	Malla 407	2.279.000	4.489.000	10.018.000	119.942.000	136.728.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	88	Malla 302	2.458.000	4.843.000	10.808.000	129.392.000	147.501.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	90	Malla 129	1.940.000	3.823.000	8.531.000	102.130.000	116.424.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	91	Malla 301	3.537.000	6.968.000	13.789.000	187.917.000	212.211.000	2,00	4,00	6,00	88,00	100,00
56	604	26	4	92	Malla103	2.457.000	4.840.000	10.800.000	129.305.000	147.402.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	93	Malla 106 A	2.204.000	4.342.000	9.690.000	116.010.000	132.246.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	94	Malla 123 B	2.178.000	4.292.000	9.577.000	114.660.000	130.707.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	95	Malla 109	2.996.000	5.902.000	13.170.000	157.672.000	179.740.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	96	Malla 131	2.826.000	5.571.000	12.431.000	148.830.000	169.660.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	97	Malla 207/304	1.846.000	3.636.000	8.114.000	97.141.000	110.737.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	98	Malla 104	1.927.000	3.797.000	8.473.000	101.443.000	115.640.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	1	Malla 340	1.834.000	3.613.000	8.062.000	96.517.000	110.026.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	2	Malla 116 B	1.710.000	3.366.000	7.518.000	89.980.000	102.574.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	3	Malla 117 A	1.670.000	3.289.000	7.340.000	87.872.000	100.171.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	4	Malla 404	2.233.000	4.399.000	9.817.000	117.534.000	133.983.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	5	Malla 338	3.615.000	7.121.000	15.892.000	190.263.000	216.891.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	6	Malla 542	2.402.000	4.732.000	10.560.000	126.431.000	144.125.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	7	Malla 509	2.277.000	4.485.000	10.010.000	119.839.000	136.611.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	8	Malla 513 B	1.499.000	2.953.000	6.590.000	78.895.000	89.937.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	9	Malla 102 A	2.050.000	4.039.000	9.012.000	107.899.000	123.000.000	2,00	4,00	7,00	87,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
55

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	5	10	Malla 102 B	3.450.000	6.797.000	13.413.000	183.341.000	207.001.000	2,00	4,00	6,00	88,00	100,00
56	604	26	5	11	Malla 408 A	1.719.000	3.366.000	7.556.000	90.481.000	103.122.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	12	Malla 408 B	2.501.000	4.926.000	10.994.000	131.618.000	150.039.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	13	Malla 408 C	2.570.000	5.060.000	11.337.000	135.732.000	154.728.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	14	Malla 215	1.036.000	2.045.000	4.565.000	54.650.000	62.296.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	15	Malla 210 - A	1.091.000	2.150.000	4.797.000	57.436.000	65.474.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	16	Malla 210 - B	1.079.000	2.125.000	4.741.000	56.765.000	64.710.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	17	Malla 838	1.577.000	3.106.000	6.932.000	82.987.000	94.602.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	18	Malla 312	3.289.000	16.460.000	57.257.000	120.326.000	197.352.000	2,00	9,00	29,00	60,00	100,00
56	604	26	5	19	Malla 1178	3.208.000	6.319.000	16.443.000	166.483.000	192.453.000	2,00	4,00	8,00	86,00	100,00
56	604	26	5	22	Malla 341	2.000.000	3.940.000	1.465.000	112.594.000	119.999.000	2,00	4,00	1,00	93,00	100,00
56	604	26	5	23	Malla 601 - Ruta N° 3	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	24	Malla 602 - Ruta N° 3	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	25	Malla 543 - Ruta N° 12- Límite con Entre Ríos - Empalme Ruta Provincial N° 25	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	26	Malla 303 - Ruta N° 38 - y Ruta N° 75 - Empalme Ruta Nacional N° 74 (Patquía) - Límite con Catamarca / La Rioja -Aminga	2.667.000	3.283.000	7.327.000	86.723.000	100.000.000	3,00	4,00	7,00	86,00	100,00
56	604	38	0	17	Autovía 201 entre Ruta Provincial N° 4 y Calle General Hornos, Partido de 3 de Febrero - Provincia de Buenos Aires	24.815.636	39.705.915	17.197.236	1.000.000	82.718.787	30,00	48,00	21,00	1,00	100,00
56	604	38	0	20	Autovía Ruta Provincial N° 215 Tramo Ruta Provincial N° 29 - Brandsen Ruta Provincial N° 6 La Plata - Brandsen, Provincia de Buenos Aires	16.726.200	26.436.543	11.591.257	1.000.000	55.754.000	30,00	47,00	21,00	2,00	100,00
56	604	38	0	31	Caminos Acceso Central Nuclear Atucha - Acceso a Las Palmas - Provincia de Buenos Aires	5.081.250	7.795.212	3.521.306	539.732	16.937.500	30,00	46,00	21,00	3,00	100,00
56	604	39	0	8	Obra 223a Corredores Viales 3 Ruta Nacional N° 11 Arazana - Santo Tomé - Santa Fe	13.640.700	10.821.622	20.006.678	1.000.000	45.469.000	30,00	24,00	44,00	2,00	100,00
56	613	20	1	41	Construcción de Sistema Cloacal - Luján - Buenos Aires	25.100.000	20.000.000	12.900.000	-	58.000.000	45,00	35,00	20,00	0,00	100,00
56	613	20	1	58	Construcción de Acueducto Sur 2° Etapa - Salta	15.000.000	15.000.000	15.000.000	25.000.000	70.000.000	25,00	25,00	25,00	25,00	100,00
56	613	20	1	61	Sistema Integral de Desagües Cloacales - Gran San Juan	27.000.000	300.000	-	-	27.300.000	100,00	0,00	0,00	0,00	100,00
56	613	20	1	89	Sistema de Desagües Cloacales - Gran Tucumán	18.378.000	15.000.000	15.000.000	1.622.000	50.000.000	36,00	30,00	30,00	4,00	100,00

El Poder Ejecutivo Nacional



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FISICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	1	92	Construcción de Sistema Integral Cloacal - Córdoba	20.500.000	20.500.000	20.500.000	188.500.000	250.000.000	8,00	8,00	8,00	76,00	100,00
56	613	20	2	1	Construcción Sistema de Agua Potable - Bahía Blanca - Buenos Aires	6.000.000	10.000.000	10.000.000	54.000.000	80.000.000	8,00	13,00	13,00	66,00	100,00
56	613	20	2	2	Construcción del Sistema de Agua Potable - Escobar - Buenos Aires	3.500.000	1.000.000	1.000.000	23.500.000	29.000.000	12,00	4,00	3,00	81,00	100,00
56	613	20	2	3	Sistema de Provisión de Agua Potable - Cañuelas - Buenos Aires	500.000	1.000.000	1.000.000	17.500.000	20.000.000	3,00	5,00	5,00	87,00	100,00
56	613	20	2	4	Construcción de Sistema de Agua Potable - Clorinda - Formosa	1.000.000	1.000.000	1.000.000	29.000.000	32.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	5	Construcción del Sistema de Agua Potable - General Rodríguez - Buenos Aires	1.000.000	3.000.000	3.000.000	23.000.000	30.000.000	3,00	10,00	10,00	77,00	100,00
56	613	20	2	6	Construcción de Sistema de Agua Potable - José C. Paz - Buenos Aires	2.000.000	2.000.000	2.000.000	44.000.000	50.000.000	4,00	4,00	4,00	88,00	100,00
56	613	20	2	7	Optimización y Ampliación Sistema Agua Potable - San Miguel de Tucumán	2.500.000	2.500.000	3.850.000	41.150.000	50.000.000	5,00	5,00	8,00	82,00	100,00
56	613	20	2	8	Construcción del Sistema de Agua Potable - Malvinas Argentinas - Buenos Aires	2.000.000	2.000.000	2.000.000	33.000.000	39.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	2	9	Construcción de Sistema de Agua Potable - Marcos Paz - Buenos Aires	1.500.000	2.500.000	2.500.000	50.500.000	57.000.000	3,00	4,00	4,00	89,00	100,00
56	613	20	2	10	Construcción de Sistema de Agua Potable - Presidente Perón - Buenos Aires	2.000.000	3.000.000	3.000.000	30.000.000	38.000.000	5,00	8,00	8,00	79,00	100,00
56	613	20	2	11	Repotenciación Acueducto - Roque Sáenz Peña - Chaco	6.500.000	10.000.000	10.000.000	48.500.000	75.000.000	9,00	13,00	13,00	65,00	100,00
56	613	20	2	12	Sistema de Provisión de Agua Potable - San Nicolás - Buenos Aires	565.000	1.000.000	1.000.000	17.435.000	20.000.000	3,00	5,00	5,00	87,00	100,00
56	613	20	2	13	Construcción de Sistema de Agua Potable - Neuquén	4.500.000	4.500.000	4.500.000	56.500.000	70.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	14	Construcción del Sistema de Agua Potable - Gran Resistencia - Chaco	3.500.000	6.000.000	6.000.000	79.500.000	95.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	2	15	Construcción de Toma Única - Puerto Madryn - Trelew - Chubut	2.000.000	2.500.000	2.500.000	73.000.000	80.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	16	Construcción de Sistema de Agua Potable - Mar del Plata - Buenos Aires	2.500.000	2.500.000	2.500.000	42.500.000	50.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	2	17	Construcción de Sistema de Agua Potable - Chamical - La Rioja	3.500.000	3.500.000	3.500.000	18.500.000	29.000.000	12,00	12,00	12,00	64,00	100,00
56	613	20	2	18	Construcción de Sistema de Agua Potable - Chilecito - La Rioja	2.000.000	2.000.000	2.000.000	23.000.000	29.000.000	7,00	7,00	7,00	79,00	100,00
56	613	20	2	19	Sistema de Abastecimiento y Distribución de Agua Potable - Gran Mendoza	2.500.000	2.500.000	2.500.000	31.500.000	39.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	20	Construcción de Acueducto - Sierra Grande - Río Negro	5.000.000	5.000.000	5.000.000	33.000.000	48.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	2	21	Sistema de Agua Potable - Reconquista - Santa Fe	500.000	500.000	500.000	25.500.000	27.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	2	22	Optimización y Ampliación Sistema Agua Potable Gran Rosario - Santa Fe	500.000	500.000	5.000.000	144.000.000	150.000.000	0,00	1,00	2,00	97,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	2	23	Construcción Planta Potabilizadora Gran Rosario - Santa Fe	1.000.000	500.000	5.000.000	143.500.000	150.000.000	1,00	1,00	3,00	95,00	100,00
56	613	20	2	24	Sistema de Agua Potable - Venado Tuerto - Santa Fe	1.500.000	1.500.000	4.500.000	32.500.000	40.000.000	4,00	4,00	11,00	81,00	100,00
56	613	20	2	25	Construcción del Sistema de Agua Potable - Gran Santiago del Estero	3.000.000	3.000.000	3.000.000	41.000.000	50.000.000	8,00	6,00	6,00	82,00	100,00
56	613	20	2	26	Construcción de Acueducto Lomas del Tafí - Tucumán	5.500.000	5.500.000	6.000.000	13.000.000	30.000.000	18,00	18,00	20,00	44,00	100,00
56	613	20	2	27	Sistema de Agua Potable Ushuaia - Tierra del Fuego	6.000.000	6.000.000	600.000	42.000.000	54.600.000	10,00	10,00	1,00	79,00	100,00
56	613	20	2	28	Construcción de Acueducto Sarmiento - Comodoro Rivadavia (Lago Muster) - Chubut	2.500.000	2.500.000	2.500.000	142.500.000	150.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	2	29	Ampliación y Rehabilitación Sistema de Agua Potable - Río Gallegos - Santa Cruz	4.000.000	4.000.000	35.000.000	107.000.000	150.000.000	3,00	3,00	13,00	81,00	100,00
56	613	20	2	30	Construcción de Acueducto Norte - Las Heras - Pico Truncado - Puerto Deseado - Caleta Olivia - Santa Cruz	10.500.000	10.500.000	15.000.000	99.000.000	135.000.000	8,00	8,00	11,00	73,00	100,00
56	613	20	2	31	Sistema de Provisión de Agua Potable - Gualeguaychú (2ª Etapa) - Entre Ríos	3.500.000	5.000.000	5.000.000	86.500.000	100.000.000	4,00	5,00	5,00	86,00	100,00
56	613	20	2	32	Construcción del Sistema de Agua Potable - La Plata - Buenos Aires	3.000.000	3.000.000	3.000.000	91.000.000	100.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	33	Optimización y Ampliación Sistema Agua Potable - San Salvador de Jujuy	4.500.000	5.000.000	5.000.000	85.500.000	100.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	1	Construcción de Sistema de Desagües Cloacales - Cuenca Media Lago San Roque - Córdoba	6.000.000	10.000.000	16.000.000	94.000.000	120.000.000	5,00	8,00	8,00	79,00	100,00
56	613	20	3	2	Construcción del Sistema Cloacal - Bahía Blanca - Buenos Aires	2.000.000	7.000.000	7.000.000	14.000.000	30.000.000	7,00	23,00	23,00	47,00	100,00
56	613	20	3	3	Ampliación del Sistema de Desagües Cloacales - Cañuelas - Buenos Aires	500.000	1.000.000	1.000.000	44.500.000	47.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	4	Construcción de Sistema de Desagües Cloacales - Pinamar - Buenos Aires	3.000.000	3.000.000	3.000.000	21.000.000	30.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	3	5	Construcción de Sistema de Desagües Cloacales - Formosa	4.500.000	5.000.000	5.000.000	105.500.000	120.000.000	4,00	4,00	4,00	88,00	100,00
56	613	20	3	6	Tratamiento de Desagües Cloacales - Ensenada - Buenos Aires	500.000	1.000.000	1.000.000	37.500.000	40.000.000	1,00	3,00	3,00	93,00	100,00
56	613	20	3	7	Construcción del Sistema Cloacal - Escobar - Buenos Aires	3.000.000	5.000.000	5.000.000	17.000.000	30.000.000	10,00	16,00	17,00	57,00	100,00
56	613	20	3	8	Construcción de Desagües Cloacales - General Rodriguez - Buenos Aires	1.000.000	3.000.000	3.000.000	23.000.000	30.000.000	3,00	10,00	10,00	77,00	100,00
56	613	20	3	9	Construcción del Sistema de Desagües Cloacales - José C. Paz - Buenos Aires	2.500.000	2.500.000	2.500.000	87.500.000	95.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	3	10	Construcción del Sistema Cloacales de Comodoro Rivadavia - Chubut	500.000	2.500.000	2.500.000	74.500.000	80.000.000	1,00	3,00	3,00	93,00	100,00
56	613	20	3	11	Construcción de Desagües Cloacales - Las Heras - Buenos Aires	1.000.000	5.000.000	5.000.000	24.000.000	35.000.000	3,00	14,00	14,00	69,00	100,00
56	613	20	3	12	Construcción de Desagües Cloacales - Malvinas Argentinas - Buenos Aires	2.500.000	5.000.000	15.000.000	67.500.000	90.000.000	3,00	6,00	17,00	74,00	100,00



El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	3	13	Construcción de Desagües Cloacales - Marcos Paz - Buenos Aires	2.000.000	2.500.000	2.500.000	18.000.000	25.000.000	8,00	10,00	10,00	72,00	100,00
56	613	20	3	14	Construcción del Sistema Cloacal - Pilar - Buenos Aires	500.000	500.000	500.000	46.500.000	48.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	15	Construcción de Desagües Cloacales - Presidente Perón - Buenos Aires	2.000.000	3.000.000	3.000.000	37.000.000	45.000.000	4,00	7,00	7,00	82,00	100,00
56	613	20	3	16	Construcción de Sistema de Desagües Cloacales - Roque Sáenz Peña - Chaco	3.000.000	6.000.000	6.000.000	55.500.000	70.500.000	4,00	9,00	9,00	78,00	100,00
56	613	20	3	17	Sistema de Desagües Cloacales - San Nicolás - Buenos Aires	1.500.000	3.000.000	3.000.000	22.500.000	30.000.000	5,00	10,00	10,00	75,00	100,00
56	613	20	3	18	Construcción de Sistema de Desagües Cloacales - El Dorado - Misiones	4.500.000	4.770.000	5.000.000	15.730.000	30.000.000	15,00	16,00	17,00	52,00	100,00
56	613	20	3	19	Construcción de Sistema de Desagües Cloacales - Gran Mendoza	3.000.000	3.500.000	3.500.000	64.000.000	74.000.000	4,00	5,00	5,00	86,00	100,00
56	613	20	3	20	Construcción de Sistema de Desagües Cloacales - La Rioja -	3.000.000	3.000.000	3.000.000	31.500.000	40.500.000	7,00	7,00	7,00	79,00	100,00
56	613	20	3	21	Construcción Sistema de Desagües Cloacales - Tartagal - Salta	500.000	500.000	500.000	59.500.000	61.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	22	Sistema de Tratamiento de Efluentes Cloacales - Zárate - Buenos Aires	500.000	500.000	500.000	28.500.000	30.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	23	Sistema Desagües Cloacales - San Fernando del Valle de Catamarca	500.000	500.000	500.000	33.500.000	35.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	24	Construcción de Colectores Cloacales - Córdoba	500.000	10.000.000	10.000.000	159.500.000	180.000.000	0,00	6,00	6,00	88,00	100,00
56	613	20	3	25	Construcción de Sistema Cloacal - Dean Funes - Córdoba	500.000	500.000	500.000	65.500.000	67.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	26	Construcción de Sistema Integral Cloacal - San Francisco Córdoba	500.000	500.000	500.000	48.500.000	50.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	27	Ampliación Sistema Cloacal - Villa Carlos Paz - Córdoba	500.000	500.000	500.000	47.500.000	49.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	28	Construcción de Sistema Cloacal - Villa Dolores - Córdoba	2.000.000	500.000	500.000	41.000.000	44.000.000	5,00	1,00	1,00	93,00	100,00
56	613	20	3	29	Sistema de Desagües Cloacales - Corrientes	500.000	500.000	500.000	138.500.000	140.000.000	0,00	1,00	1,00	98,00	100,00
56	613	20	3	30	Sistema de Desagües Cloacales - Goya - Corrientes	3.000.000	5.000.000	5.000.000	69.000.000	82.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	3	31	Construcción de Sistema Cloacal - Paso de la Patria - Corrientes	4.000.000	11.000.000	6.000.000	4.000.000	25.000.000	16,00	44,00	24,00	16,00	100,00
56	613	20	3	32	Construcción del Sistema de Desagües Cloacales - Gran Resistencia - Chaco	5.500.000	6.000.000	6.000.000	62.500.000	80.000.000	8,00	6,00	8,00	80,00	100,00
56	613	20	3	33	Optimización Sistema De Desagües Cloacales - Malargüe - Mendoza	4.203.639	11.000.000	83.319	-	15.286.958	27,00	73,00	0,00	0,00	100,00
56	613	20	3	34	Ampliación Sistema Cloacal - Puerto Madryn - Chubut	500.000	2.500.000	2.500.000	63.500.000	69.000.000	1,00	4,00	4,00	91,00	100,00
56	613	20	3	35	Sistema de Desagües Cloacales - Concordia - Entre Ríos	500.000	500.000	500.000	37.500.000	39.000.000	1,00	1,00	1,00	97,00	100,00

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Dirección de Despacho


59

M.E. y F.P.
569

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

El Poder Ejecutivo Nacional

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LUCIA GENTILE
Dirección de Despacho

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FISICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	3	36	Construcción sistema de Desagües Cloacales - Chamical - La Rioja	2.000.000	2.000.000	2.000.000	29.000.000	35.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	37	Construcción de Sistema de Desagües Cloacales - Chilecito - La Rioja	2.500.000	2.500.000	2.500.000	28.500.000	36.000.000	7,00	7,00	7,00	79,00	100,00
56	613	20	3	38	Construcción de Sistema de Desagües Cloacales - San Rafael - Mendoza	500.000	1.000.000	1.000.000	38.500.000	41.000.000	1,00	2,00	2,00	95,00	100,00
56	613	20	3	39	Construcción de Sistema de Desagües Cloacales - Oberá - Misiones	500.000	500.000	500.000	51.500.000	53.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	40	Construcción de Red Cloacal - Puerto Iguazú - Misiones	2.000.000	2.000.000	2.000.000	36.000.000	42.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	41	Construcción de Desagües Cloacales - Villa La Angostura - Neuquén	5.000.000	5.000.000	5.000.000	65.000.000	80.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	42	Optimización Sistema de Desagües Cloacales - Cipolletti - Río Negro	4.000.000	5.000.000	5.000.000	41.000.000	55.000.000	7,00	9,00	9,00	75,00	100,00
56	613	20	3	43	Sistema de Desagües Cloacales - General Roca - Río Negro	500.000	5.000.000	5.000.000	28.500.000	39.000.000	1,00	13,00	13,00	73,00	100,00
56	613	20	3	44	Sistema Integral de Desagües Cloacales - San Carlos de Bariloche - Río Negro	3.000.000	3.000.000	3.000.000	101.000.000	110.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	3	45	Sistema de Desagües Cloacales - Rafaela - Santa Fe	500.000	500.000	500.000	60.500.000	62.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	46	Optimización Sistema de desagües Cloacales - Santa Fe	4.500.000	4.500.000	4.500.000	71.500.000	85.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	47	Sistema de desagües Cloacales - Venado Tuerto - Santa Fe	500.000	500.000	4.500.000	39.500.000	45.000.000	1,00	1,00	10,00	88,00	100,00
56	613	20	3	48	Construcción de Planta Depuradora en Trelew (Laguna Negra) - Chubut	6.000.000	6.000.000	6.000.000	34.326.675	52.326.675	11,00	11,00	11,00	67,00	100,00
56	613	20	3	49	Construcción de Desagües Cloacales - Concepción - Tucumán	3.000.000	3.000.000	5.000.000	40.000.000	51.000.000	6,00	6,00	10,00	76,00	100,00
56	613	20	3	50	Construcción de Desagües Cloacales - Famaillá - Tucumán	4.000.000	4.000.000	5.000.000	32.000.000	45.000.000	9,00	9,00	11,00	71,00	100,00
56	613	20	3	51	Construcción de Desagües Cloacales - Chacra XIII - Río Grande - Tierra del Fuego	2.000.000	2.000.000	2.000.000	14.000.000	20.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	3	52	Construcción de Desagües Cloacales - Ushuaia - Tierra del Fuego	1.500.000	1.500.000	1.500.000	15.500.000	20.000.000	8,00	8,00	8,00	76,00	100,00
56	613	20	3	53	Construcción de Tratamiento Integral Desagües Cloacales - Santiago del Estero	4.500.000	4.500.000	4.500.000	66.500.000	80.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	54	Construcción Planta Depuradora - Puerto Santa Cruz	2.000.000	2.000.000	15.000.000	26.000.000	45.000.000	4,00	4,00	33,00	59,00	100,00
56	613	20	3	55	Construcción de Sistema Cloacal - La Plata - Buenos Aires	4.000.000	5.000.000	5.000.000	36.000.000	50.000.000	8,00	10,00	10,00	72,00	100,00
56	613	20	3	56	Construcción Sistema de Desagües Cloacales - San Salvador de Jujuy	3.500.000	5.000.000	5.000.000	66.500.000	80.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	3	57	Construcción Sistema de Desagües Cloacales - San Pedro - Jujuy	1.000.000	1.000.000	1.000.000	49.000.000	52.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	58	Construcción de Sistema de Saneamiento Integral - La Paz - Entre Ríos	5.000.000	5.000.000	5.000.000	59.000.000	74.000.000	7,00	7,00	7,00	79,00	100,00



ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
71	336	1	0	4	Remodelación y Ampliación Nueva Sede del Ministerio de Ciencia, Tecnología e Innovación Productiva -Etapa II	100.500.000	20.000.000	-	-	120.500.000	83,00	17,00	0,00	0,00	100,00
80	906	56	0	5	Construcción de Laboratorio de Investigación y Diagnóstico y Consultorios Externos	200.000	276.882	822.734	17.778.384	18.880.000	1,00	2,00	3,00	94,00	100,00
80	906	56	0	7	Remodelación Integral del Predio INEVH- Pergamino	250.000	348.602	778.417	35.857.981	37.235.000	1,00	1,00	2,00	96,00	100,00
80	906	56	0	7	Construcción Edificio Sala de Máquina	700.000	978.087	1.000.000	14.823.913	17.500.800	4,00	6,00	8,00	82,00	100,00
80	906	56	0	8	Construcción Nuevo Edificio del Centro Nacional de Genética Médica	280.000	390.435	871.827	26.297.738	27.840.000	1,00	2,00	3,00	94,00	100,00
80	908	58	0	4	Refuncionalización y Equipamiento de la Unidad de Terapia Intensiva de Adultos	4.860.000	13.842.629	-	-	18.702.629	25,00	75,00	0,00	0,00	100,00
80	908	58	0	7	Reemplazo del Sistema Eléctrico del Hospital Posadas	100.000	18.799.500	-	-	18.899.500	1,00	99,00	0,00	0,00	100,00
TOTALES						4.096.855.522	7.223.098.807	7.392.361.393	47.021.538.321	65.733.854.043					



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M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
					2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
45	370	16	0	Programa IA-63 PAMPA	800.000	248.606.082	318.881.205	148.953.771	717.081.148	0,00	35,00	45,00	20,00	100,00
45	370	18	0	Programa IA-58 PUCARÁ	100.000	87.950.322	136.807.582	258.352.787	483.270.041	0,00	18,00	28,00	54,00	100,00
45	370	16	0	Servicios Aeronáuticos - Modernización	180.000	19.256.224	15.718.874	9.410.474	44.568.672	0,00	43,00	35,00	22,00	100,00
45	370	18	0	Servicios Aeronáuticos - Mantenimiento	1.000.000	314.201.659	272.460.443	200.476.091	788.138.193	0,00	40,00	35,00	25,00	100,00
45	378	16	0	Microsoft Convenio Gubernamental	2.058.000	2.058.000	-	-	4.118.000	50,00	50,00	0,00	0,00	100,00
45	379	18	0	Contrato de Actualización VMWARE	197.647	197.647	-	-	395.294	50,00	50,00	0,00	0,00	100,00
45	379	18	0	Licencias Software Marco Escuela Microsoft	72.141	72.141	72.141	-	216.423	33,33	33,33	33,33	0,00	100,00
45	379	18	0	Contrato GOODRICH -Accesorios y Repuestos Turbinas TYNE y OLIMPUS	4.160.000	3.120.000	3.120.000	-	10.400.000	40,00	30,00	30,00	0,00	100,00
45	379	16	0	Contratos PIELSTICK - Repuestos para Motores	2.400.000	2.400.000	2.400.000	-	7.200.000	34,00	33,00	33,00	0,00	100,00
45	379	16	0	Contratos MTU - Repuestos para Motores	1.600.000	1.600.000	1.600.000	-	4.800.000	34,00	33,00	33,00	0,00	100,00
45	379	16	0	Contrato ROLLS - ROYCE - Repuestos de Turbinas	14.820.000	11.115.000	11.115.000	-	37.050.000	40,00	30,00	30,00	0,00	100,00
45	379	18	0	Contrato Baterías SUSC	16.466.640	11.786.640	2.946.720	-	31.200.000	53,00	37,00	10,00	0,00	100,00
75	850	28	0	Programa Conectar Igualdad Com.Ar	3.313.293.091	154.122.022	-	-	3.467.415.113	90,00	10,00	0,00	0,00	100,00
				TOTALES	3.357.207.519	856.545.737	764.903.135	617.193.093	5.595.849.484					

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ANEXO
Planilla Anexa al Art. 10

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (en pesos)	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	50.000.000.000	90 días	Servicio de la deuda y/ gastos no operativos
"	"	20.000.000.000	180 días	"
"	"	10.000.000.000	360 días	"
"	"	10.000.000.000	18 meses	"
"	"	10.000.000.000	2 años	"
"	"	10.000.000.000	3 años	"
"	"	10.000.000.000	4 años	"
Comisión Nacional de Actividades Espaciales	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	130.000.000	2 años	Financiación de contratos de colocación en órbita de satélites del Plan Espacial Nacional y desarrollos conexos al Curso de Acción de Acceso al Espacio
Universidad Nacional de San Martín	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	20.000.000	1 año	Infraestructura y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica
Universidad Nacional de Villa María	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	10.000.000	1 año	Infraestructura y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica
Instituto Universitario Nacional del Arte	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	33.000.000	10 años	Adquisición de inmuebles y construcciones y mejoras (obras civiles) y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica

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ANEXO

FOLIO 64

Planilla Anexa al Art. 13

Jurisdicción Entidad	Tipo de Deuda	Montos en Dólares (o su equivalente en otras monedas)	Plazo Mínimo de Amortización	Destino del Financiamiento
Administración Central	Títulos o Préstamo	2.175.530.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China
Administración Central	Títulos o Préstamo	1.222.000.000	3 años	Condor Cliff – Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	700.000.000	3 años	Central Atómica Atucha III
Administración Central	Títulos o Préstamo	349.690.000	3 años	Gasoducto del Noreste Argentino (GNEA)
Administración Central	Títulos o Préstamo	300.000.000	6 meses	Inversiones en Aeronaves
Administración Central	Títulos o Préstamo	130.000.000	6 meses	Planta de Regasificación de Gas Natural
Administración Central	Títulos o Préstamo	50.000.000	6 meses	Adquisición de Frentes Largos Completos YCRT
Administración Central	Títulos o Préstamo	42.500.000	6 meses	Gasoducto Juana Azurduy
Administración Central	Títulos o Préstamo	780.000.000	5-10 años	Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Administración Central	Títulos o Préstamo	650.000.000	5-10 años	Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca y Puelén-Chacharramendi
Administración Central	Títulos o Préstamo	615.000.000	1-3 años	Proyectos de Infraestructura Ferroviaria
Administración Central	Títulos o Préstamo	195.000.000	1-3 años	Torre del Bicentenario - Torre única de comunicaciones
Administración Central	Títulos o Préstamo	390.000.000	1-3 años	Tendido de Fibra Óptica y Construcción del Sistema Satelital Argentino – ARSAT I-II

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569

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65
ANEXO

Planilla Anexa al Art. 14

OPERACIONES DE CRÉDITO PÚBLICO PLURIANUAL

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO 2012	MONTO AUTORIZADO 2013	MONTO AUTORIZADO Resto	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o Préstamo	U$S 1.731.799.484	U$S 1.398.216.404	U$S 1.009.743.391	3 Años	Condor Cliff – Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	U$S 133.280.000	U$S 118.236.728	U$S 178.126.061	5 años	Inversiones en aviones
Administración Central	Títulos o Préstamo	U$S 700.000.000	U$S 200.000.000	U$S 2.000.000.000	4 Años	Central Atómica Atucha III
Administración Central	Títulos o Préstamo	$ 2.012.000.000	$ 2.013.000.000	$ 2.014.000.000	1 - 5 años	Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Administración Central	Títulos o Préstamo	$ 100.000.000	$ 125.000.000	$ 125.000.000	5-10 años	Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca y Puelén-Chacharramendi
Administración Central	Títulos o Préstamo	$ 3.544.633.352	$ 2.626.232.561	-	5 años	Proyectos de Infraestructura Ferroviaria
Administración Central	Títulos o Préstamo	U$S 609.114.000	U$S 548.614.000	U$S 147.257.000	3 años	Gasoducto del Noreste Argentino (GNEA)
Administración Central	Títulos o Préstamo	U$S 350.000.000	U$S 50.000.000	U$S 50.000.000	3 años	Tendido de Fibra Optica y Construcción del Sistema Satelital Argentino - ARSAT I-II
Administración Central	Títulos o Préstamo	U$S 2.737.000.000	U$S 2.520.000.000	U$S 800.000.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China

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Planilla Anexa al Art. 16



ENTE AVALADO / GARANTIZADO	Monto Máximo en Dólares o su equivalente en otras monedas (deberán sumarse los montos necesarios por intereses y demás accesorios)	TIPO DE DEUDA
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	5.000.000.000	Bancaria/Financiera - Obras de Infraestructura Energética – Hidroeléctrica Cóndor Cliff y la Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Nucleoeléctrica Argentina S.A.	4.000.000.000	Bancaria/Financiera - Obras de Infraestructura Energética – Prolongación vida Central Atómica Embalse – Atucha III
Energía Argentina S.A.	2.700.000.000	Bancaria/Financiera/Comercial – Terminación y cierre de Ciclo Combinado Barragán y Brigadier López – Adquisición de Barcazas – Adquisición de un Ciclo Combinado en Campana
Energía Argentina S.A.	2.000.000.000	Bancaria/Financiera/Comercial – Inversión en Generación de Energías Renovables
Energía Argentina S.A.	1.155.000.000	Bancaria/Financiera – Obras de Infraestructura Energética: Gasoducto del Noreste - Construcción del Gasoducto Juana Azurduy – Importación de gas Natural de la República de Bolivia -Instalaciones para el Almacenamiento y Regasificación de Gas Natural Liquado - Buque Regasificador
Administración de Infraestructura ferroviarias Sociedad del Estado	800.000.000	Bancaria/Financiera - Obras de Infraestructura de Ferroviarias
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	350.000.000	Bancaria/Financiera – Obras de Infraestructura Energética – Ampliación Gasoductos Troncales.
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	330.000.000	Bancaria/Financiera/Comercial – Adquisición de Aeronaves
Vehículo Financiero elegido para la concreción del financiamiento	200.000.000	Bancaria/Financiera/Comercial – modernización del parque de generación en centrales de la Costa Atlántica S.A
Empresa Argentina de Soluciones Satelitales S.A – AR-SAT	80.000.000	Bancaria/Financiera/Comercial – Tendido de fibra óptica.
Entidad Binacional Túnel de Baja Altura – Ferrocarril Trasandino Central Ley N° 26.561	10.000.000	Bancaria/Financiera/Comercial - Ferrocarril Trasandino Central Ley Nº 26.561
Entidad o Vehículo Financiero elegido para la concreción del financiamiento	195.000.000	Bancaria/Financiera/Comercial - Torre del Bicentenario – Torre única de comunicaciones
Empresa Argentina de Soluciones Satelitales S.A – AR-SAT	30.000.000	Bancaria/Financiera/Comercial – Construcción del Sistema Satelital Argentino ARSAT – 1
Agua y Saneamientos Sociedad Anónima – AySA	330.000.000	Bancaria/Financiera/Comercial - Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	1.000.000.000	Bancaria/Financiera/Comercial - Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca, y Puelén-Cacharramendi.

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ANEXO
Planilla Anexa al Art. 17

OTORGAMIENTO DE AVALES

ENTE AVALADO	MONTO MAXIMO AUTORIZADO	TIPO DE DEUDA
Fábrica Militar de Aviones Brigadier San Martín S.A.	U$S 20.000.000	Recuperación y revitalización de la industria aeronáutica nacional.
TANDANOR S.A.	U$S 30.000.000	Proyecto estratégico de recuperación de la capacidad productora naviera nacional.
Investigaciones Aplicadas Sociedad del Estado (INV.AP. S.E.)	U$S 75.000.000	Garantía de ejecución, anticipo y operaciones de pre-financiación de exportaciones para la ejecución de proyectos de exportación en las áreas nuclear y/o espacial.

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ANEXO 68
Planilla Anexa al Art. 19

COLOCACIÓN DE BONOS DE CONSOLIDACIÓN DE DEUDAS

En millones de pesos

CONCEPTO	TOTAL
Instituto de Ayuda Financiera para el Pago de Retiros y Pensiones Militares	35
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	100
Servicio Penitenciario Federal, Gendarmería Nacional y Prefectura Naval Argentina	200
Artículo 7° de la Ley Nº 23.982, Incisos b) y c)	1.765
Artículo 7° de la Ley Nº 23.982, Incisos d), e) y g)	300
Artículo 7° de la Ley Nº 23.982, Incisos h)	200
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	100
Beneficiarios de Leyes Nº 24.411; Nº 24.043 y N° 25.192	300
Leyes Nº 25.471 y Nº 26.572	400
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	300
TOTAL	**3.700**

CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 30 2011
WASH, D.C.
191
SECTION

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina
Exact name of registrant as specified in charter

0000914021
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2010)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

033-70734
SEC file number, if available

S-__________
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2010
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, on the 30th day of September 2011.

REPUBLIC OF ARGENTINA

By: /s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republic of Argentina

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2053

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BUENOS AIRES, 22 DIC 2010

VISTO la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156, y

CONSIDERANDO:

Que el Artículo 27 de la ley citada en el Visto dispone que si al inicio de un ejercicio financiero no se encontrare aprobado el Presupuesto General de la Administración Nacional regirá el que estuvo en vigencia el año anterior con las adecuaciones que deberá hacer el PODER EJECUTIVO NACIONAL.

Que el único condicionante para la operatividad de la norma lo constituye entonces la ausencia de una ley de presupuesto para dicho ejercicio financiero.

Que por medio de las leyes de presupuesto se establecen los principales lineamientos anuales de actividad económica – financiera del ESTADO NACIONAL, programándose los medios necesarios para la prosecución de las políticas públicas definidas en el Plan de Gobierno.

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Que sus diferentes disposiciones deben considerarse como formando parte de una acción integral que se concatena en cada una de ellas.

Que la prórroga del presupuesto anterior vigente es una solución técnica y jurídica que salvaguarda la actividad del Estado hasta tanto se sancione una nueva ley.

Que en base a lo expuesto precedentemente y con el objeto de asegurar la continuidad y eficiencia de los servicios a cargo de las Jurisdicciones y Entidades de la Administración Nacional, corresponde instruir al señor Jefe de Gabinete de Ministros para que efectúe los ajustes establecidos en el mencionado Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº



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24.156.

Que el Servicio Jurídico Permanente ha tomado la intervención que le compete.

Que el presente decreto se dicta en uso de las facultades conferidas por los Artículos 99, inciso 1 de la CONSTITUCIÓN NACIONAL y 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156.

Por ello,

LA PRESIDENTA DE LA NACIÓN ARGENTINA

DECRETA:

ARTÍCULO 1º.- A partir del 1 de enero de 2011 rigen, en virtud del Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156, las disposiciones de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, sus normas modificatorias y complementarias, las que deberán ser adecuadas como se indica en el artículo siguiente.

ARTÍCULO 2º.- El señor Jefe de Gabinete de Ministros efectuará los ajustes a que se refiere el Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156.

ARTÍCULO 3º.- Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese.

M.E. y F.P.
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4302

DECRETO Nº 2053

Amado Boudou
Ministro de Economía y Finanzas Públicas

Dr. ANIBAL DOMINGO FERNANDEZ
JEFE DE GABINETE DE MINISTROS

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BUENOS AIRES, 22 DIC 2010

VISTO el Presupuesto General de la Administración Nacional para el Ejercicio 2010, aprobado por la Ley N° 26.546 y prorrogado para el Ejercicio 2011 en virtud de lo dispuesto por el Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, y

CONSIDERANDO:

Que mediante el Mensaje N° 673 de fecha 15 de septiembre de 2010 el PODER EJECUTIVO NACIONAL remitió el Proyecto de Ley de Presupuesto General de la Administración Nacional para el Ejercicio 2011 al HONORABLE CONGRESO DE LA NACIÓN.

Que si bien el PODER LEGISLATIVO NACIONAL se abocó al tratamiento del referido Proyecto de Ley, el mismo no ha recibido la sanción legislativa correspondiente.

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Que en consecuencia y por la aplicación del Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, operó la prórroga del Presupuesto General de la Administración Nacional para el Ejercicio 2010 aprobado por la Ley N° 26.546.

Que, asimismo, resulta necesario y urgente incorporar diversas disposiciones incluidas en el citado Proyecto de Ley a fin de posibilitar la adecuada atención de distintos aspectos del funcionamiento del ESTADO NACIONAL, conforme al Programa General de Gobierno.

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Que en consonancia con lo expresado por la Dirección General de Asuntos Jurídicos de la SUBSECRETARÍA LEGAL de la SECRETARÍA LEGAL Y ADMINISTRATIVA del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS, en su Dictamen N° 222.631, obrante en las actuaciones N° S01:0103383/2010 de la citada Cartera de Estado, el cual expresa que "En lo que se refiere al alcance que corresponde dar a las disposiciones del artículo 27 de la Ley N° 24.156, se observa -como bien se ha señalado- la directa aplicación integral de la ley presupuestaria anterior (hoy la N° 26.546) para el caso de ausencia de norma en un ejercicio financiero vigente, replicándose todas las disposiciones de la ley con el tamiz que se regla y salvo las que hubieran cumplido su objeto", la presente medida contiene las disposiciones complementarias necesarias para garantizar la continuidad y eficiencia del funcionamiento del Estado y la prestación de los servicios, respetando la interpretación aludida.

Que, en consecuencia, resulta necesario establecer el total de cargos y horas de cátedra para cada Jurisdicción y entidad de la Administración Nacional para el Ejercicio 2011, conjuntamente con la facultad al señor Jefe de Gabinete de Ministros que le permita atender situaciones excepcionales durante el desarrollo del Ejercicio Fiscal 2011.



Que, por medio del Decreto N° 1.993 de fecha 14 de diciembre de 2010, se sustituye el Artículo 1° de la Ley de Ministerios, (texto ordenado por Decreto N° 438/92) y sus modificaciones, creándose el MINISTERIO DE SEGURIDAD.

Que por el Artículo 3° del citado decreto se modifica el Artículo 22 bis de la Ley de Ministerios (texto ordenado por Decreto N° 438/92) y sus modificaciones, estableciendo las competencias de la nueva Cartera Ministerial.



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Que, conforme lo expresado, se deberá aprobar la estructura jurisdiccional que permita dar cumplimiento a las misiones y funciones que le fueron asignadas y por ende, resulta necesario autorizar al señor Jefe de Gabinete de Ministros a incorporar, oportunamente los cargos que se aprueben a tal fin.

Que a los efectos de dar continuidad a los planes de infraestructura encarados por el Gobierno Nacional es indispensable autorizar la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2011.

Que es menester posibilitar el normal desenvolvimiento de la operatoria de la CENTRAL HIDROELÉCTRICA DE YACYRETÁ sin alterar el funcionamiento comercial actual del MERCADO ELÉCTRICO MAYORISTA (MEM).

Que se estima oportuno establecer que los remanentes de recursos originados en la prestación de servicios adicionales cumplimentados por la POLICÍA FEDERAL ARGENTINA, en virtud de la autorización dispuesta por el Decreto Ley N° 13.473 de fecha 25 de octubre de 1957 y su reglamentación y el Decreto Ley N° 13.474 de fecha 25 de octubre de 1957, ambos convalidados por la Ley N° 14.467 y sus modificatorias, puedan ser incorporados a los recursos del ejercicio siguiente del Servicio Administrativo Financiero 326 - POLICÍA FEDERAL ARGENTINA.

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Que se considera conveniente afectar los recursos que se obtengan por la subasta del espectro radioeléctrico al mejoramiento e instalación de nuevas redes de telecomunicaciones en el marco de los Planes Nacionales "Argentina Conectada" y "Conectar Igualdad.com.ar"; y al desarrollo de los Sistemas Argentinos de Televisión Digital Terrestre y de Televisión Digital Directa al Hogar.

Que con el fin de robustecer las políticas de financiamiento orientadas al



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desarrollo del sector exportador de las Pequeñas y Medianas Empresas de la REPÚBLICA ARGENTINA, corresponde facultar al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a disponer la capitalización del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE).

Que, resulta indispensable, a fin de evitar su caducidad, establecer la prórroga por DIEZ (10) años a partir de sus respectivos vencimientos de las pensiones graciables que fueran otorgadas por el Artículo 55 de la Ley Nº 25.401, fijando que las mismas deberán cumplir con las condiciones indicadas en el Artículo 42 de Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Que, debe dotarse al Sector Público Nacional en el Ejercicio Fiscal 2011 de las herramientas pertinentes para asegurar el normal y eficiente financiamiento del Ejercicio Presupuestario 2011.

Que por ello, debe establecerse la autorización a las Jurisdicciones y Entidades que se detallan en la presente medida a realizar Operaciones de Crédito Público durante el Ejercicio 2011, en el marco de lo establecido por el Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones.



Que, asimismo, se determina la autorización a la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS para obtener financiamiento de corto plazo durante el Ejercicio 2011, previsto en el Artículo 82 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, a fin de hacer uso transitorio del mismo.

Que, además se incorpora la autorización a la SECRETARÍA DE


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HACIENDA para la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero a los efectos de utilizarlo como garantía para las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, como así también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Que por el Artículo 17 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 y el Decreto Nº 949 de fecha 30 de junio de 2010 se creó el Programa de Inversiones Prioritarias correspondiendo, en consecuencia, autorizar las Operaciones de Crédito Público necesarias para posibilitar su continuidad durante el Ejercicio 2011.

Que deviene necesario autorizar al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro Nacional a fin de posibilitar el financiamiento de distintos organismos pertenecientes al Sector Público Nacional.


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Que el PODER EJECUTIVO NACIONAL requiere formalizar operaciones de crédito público con el BANCO NACIONAL DE DESARROLLO ECONÓMICO Y SOCIAL de la REPÚBLICA FEDERATIVA DEL BRASIL en el marco del Convenio ALADI.

Que corresponde establecer el importe máximo de colocación de Bonos de Consolidación y de Bonos de Consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el Artículo 2º, inciso f), de la Ley Nº 25.152 y el monto destinado a la atención de las deudas referidas en los incisos b) y c) del Artículo 7º de la Ley Nº 23.982.

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Que los logros en materia de reducción de los costos de financiamiento obtenidos por la utilización del Fondo de Desendeudamiento Argentino durante el Ejercicio 2010, conjuntamente con el incremento en el monto de reservas internacional observado, ameritan dar continuidad a dicho fondo durante el Ejercicio 2011, a efectos de dar certeza sobre el normal cumplimiento de las obligaciones del ESTADO NACIONAL, aún en caso de que persista la volatilidad en los mercados financieros internacionales.

Que, por tal motivo, corresponde integrar el Fondo de Desendeudamiento Argentino a fin asegurar la cancelación de los servicios de la deuda pública con tenedores privados correspondientes al Ejercicio Fiscal 2011.

Que considerando la efectividad práctica del Fondo Nacional de Incentivo Docente corresponde establecer la vigencia del mismo.

Que atendiendo a la necesidad de preservar la solvencia y sustentabilidad de las finanzas públicas y considerando la incidencia residual de la política anticíclica en la estructura del gasto, corresponde prorrogar las disposiciones de la Ley Nº 26.530.

Que por la Ley Nº 26.566 se declaró de Interés Nacional y se encomendó a la COMISIÓN NACIONAL DE ENERGÍA ATÓMICA (CNEA) el diseño, ejecución y puesta en marcha del "Prototipo de Reactor CAREM" a construirse en la REPÚBLICA ARGENTINA.

Que, en consecuencia, corresponde considerar a dicha obra incluida dentro del Programa de Inversiones Prioritarias, en los términos del Artículo 17 de la Ley N° 26.546 y del Decreto Nº 949/10.

Que, en virtud de los niveles de actividad económica observados, es


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necesario incrementar el volumen de importaciones autorizado por el Artículo 33 de la Ley Nº 26.422.

Que, se requiere ampliar el cupo establecido por el inciso d) del Artículo 31 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Que resulta necesario establecer la distribución de los fondos acumulados durante el Ejercicio Fiscal 2010 correspondientes al inciso d) del Artículo 3° de la Ley Nº 23.548, con el fin de afianzar el proceso de desendeudamiento provincial.

Que la particularidad de la situación planteada y la urgencia requerida para su resolución dificultan seguir los trámites ordinarios previstos en la CONSTITUCIÓN NACIONAL para la sanción de las leyes, por lo que el PODER EJECUTIVO NACIONAL adopta la presente medida con carácter excepcional.

Que la Ley Nº 26.122 regula el trámite y los alcances de la intervención del HONORABLE CONGRESO DE LA NACIÓN, respecto de los Decretos de Necesidad y Urgencia dictados por el PODER EJECUTIVO NACIONAL, en virtud de lo dispuesto por el Artículo 99, inciso 3 de la CONSTITUCIÓN NACIONAL.

Que el Artículo 2º de la ley mencionada precedentemente determina que la COMISIÓN BICAMERAL PERMANENTE del HONORABLE CONGRESO DE LA NACIÓN tiene competencia para pronunciarse respecto de los decretos de necesidad y urgencia.

Que el Artículo 10 de la citada ley dispone que la COMISIÓN BICAMERAL PERMANENTE debe expedirse acerca de la validez o invalidez del decreto y elevar el dictamen al plenario de cada Cámara para su expreso tratamiento, en el plazo de DIEZ (10) días hábiles, conforme lo establecido en el

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Artículo 19 de dicha norma.

Que el Artículo 20 de la ley referida, prevé incluso que, en el supuesto que la COMISIÓN BICAMERAL PERMANENTE no eleve el correspondiente despacho, las Cámaras se aboquen al expreso e inmediato tratamiento del decreto, de conformidad con lo establecido en los Artículos 99, inciso 3 y 82 de la CONSTITUCIÓN NACIONAL.

Que, por su parte, el Artículo 22 dispone que las Cámaras se pronuncien mediante sendas resoluciones y que el rechazo o aprobación de los decretos deberá ser expreso conforme lo establecido en el Artículo 82 de nuestra Carta Magna.

Que la Dirección General de Asuntos Jurídicos del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS ha tomado la intervención que le compete.

Que el presente decreto se dicta en uso de las atribuciones emergentes del Artículo 99, incisos 1 y 3 de la CONSTITUCIÓN NACIONAL y de los Artículos 2°, 19 y 20 de la Ley N° 26.122.

Por ello,

LA PRESIDENTA DE LA NACIÓN ARGENTINA

EN ACUERDO GENERAL DE MINISTROS

DECRETA:

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ARTÍCULO 1°.- Establécense como disposiciones complementarias a la prórroga del Presupuesto General de la Administración Nacional para el Ejercicio 2010 aprobado por Ley N° 26.546, las que como Anexo forman parte integrante de la presente medida.

ARTÍCULO 2°.- Las disposiciones a las que se hace referencia en el artículo


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precedente tendrán vigencia desde el 1 de enero de 2011.

ARTÍCULO 3°.- Dése cuenta a la COMISIÓN BICAMERAL PERMANENTE del HONORABLE CONGRESO DE LA NACIÓN.

ARTÍCULO 4°.- Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese.

DECRETO Nº 2054

Amado Boudou
Ministro de Economía y Finanzas Públicas

Dr. ANIBAL DOMINGO FERNANDEZ
JEFE DE GABINETE DE MINISTROS

C.P.N. FLORENCIO RANDAZZO
MINISTRO DEL INTERIOR

Sr. HECTOR MARCOS TIMERMAN
Ministro de Relaciones Exteriores
Comercio Internacional y Culto

Dr. ARTURO ANTONIO PURICELLI
MINISTRO DE DEFENSA

Lic. DÉBORA ADRIANA GIORGI
MINISTRA DE INDUSTRIA

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Sr. JULIAN ANDRES DOMINGUEZ
Ministro de Agricultura, Ganadería y Pesca

Sr. CARLOS ENRIQUE MEYER
MINISTRO DE TURISMO

Arq. JULIO MIGUEL DE VIDO
MINISTRO DE PLANIFICACIÓN FEDERAL
INVERSIÓN PÚBLICA Y SERVICIOS

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DR. JULIO CESAR ALAK
MINISTRO DE JUSTICIA
Y DERECHOS HUMANOS

DRA. NILDA CELIA GARRE
MINISTRA DE SEGURIDAD

Dr. CARLOS ALFONSO TOMADA
MINISTRO DE TRABAJO,
EMPLEO Y SEGURIDAD SOCIAL

Dra. ALICIA MARGARITA KIRCHNER
MINISTRA DE DESARROLLO SOCIAL

Dr. JUAN LUIS MANZUR
MINISTRO DE SALUD

Prof. ALBERTO E. SILEONI
MINISTRO DE EDUCACION

Dr. JOSE LINO SALVADOR BARAÑAO
MINISTRO DE CIENCIA, TECNOLOGIA
E INNOVACION PRODUCTIVA

El Poder Ejecutivo Nacional

2054

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DISPOSICIONES COMPLEMENTARIAS A LA PRÓRROGA DE LA LEY Nº 26.546

ARTÍCULO 1º.- Establécese el total de cargos y horas de cátedra para cada Jurisdicción, Organismo Descentralizado e Institución de la Seguridad Social para el Ejercicio Fiscal 2011, de acuerdo con el detalle obrante en las Planillas Anexas al presente artículo.

Exceptúase de la limitación para aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las Planillas Anexas al presente artículo al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", a la ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL, y a la AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL, con el objeto de implementar las disposiciones de la Ley N° 26.522 y su reglamentación.

Autorízase al señor Jefe de Gabinete de Ministros a efectuar la distribución de los cargos y horas de cátedra dispuestos en el presente artículo.

ARTÍCULO 2º.- Exceptúase de la limitación para cubrir los cargos vacantes financiados durante el Ejercicio 2011 al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", a la ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL y a la AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL, con el objeto de implementar las disposiciones de la Ley N° 26.522 y su reglamentación.


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ARTÍCULO 3º.- Autorízase al Jefe de Gabinete de Ministros a modificar los cargos y horas de cátedra asignados al MINISTERIO DE SEGURIDAD una vez aprobada la estructura del mismo.

ARTÍCULO 4º.- Establécese para el Ejercicio 2011 la autorización, de conformidad

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con lo dispuesto en el Artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, para la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el citado ejercicio financiero de acuerdo con el detalle obrante en las Planillas Anexas al presente artículo.

ARTÍCULO 5º.- El ESTADO NACIONAL atenderá las obligaciones emergentes de las diferencias que se produzcan entre la Tarifa reconocida a la ENTIDAD BINACIONAL YACYRETÁ (EBY) por el Numeral 1 de la Nota Reversal del 9 de enero de 1992 – "Tarifa y Financiamiento Proyecto Yacyretá", del Tratado Yacyretá signado con la REPÚBLICA DEL PARAGUAY, y el valor neto que cobra en el Mercado Spot liquidado, por la comercialización en el MERCADO ELÉCTRICO MAYORISTA (MEM), conforme la normativa vigente.

Las deudas mencionadas en el párrafo anterior, serán incluidas en el Artículo 2°, inciso f) de la Ley N° 25.152.

ARTÍCULO 6º.- Los remanentes de recursos originados en la prestación de servicios adicionales, cualquiera sea su modalidad, cumplimentados por la POLICÍA FEDERAL ARGENTINA, en virtud de la autorización dispuesta por el Decreto Ley N° 13.473 de fecha 25 de octubre de 1957 y su reglamentación Decreto Ley N° 13.474 de fecha 25 de octubre de 1957, ambos convalidados por la Ley N° 14.467 y sus modificatorias, podrán ser incorporados a los recursos del ejercicio siguiente originados en el Servicio de Policía Adicional del Servicio Administrativo Financiero 326 - POLICÍA FEDERAL ARGENTINA, para el financiamiento del pago de todos los gastos emergentes de la cobertura del servicio.

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ARTÍCULO 7º.- Los recursos obtenidos por la subasta del espectro radioeléctrico

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serán afectados específicamente al mejoramiento e instalación de nuevas redes de telecomunicaciones en el marco de los Planes Nacionales "Argentina Conectada" y "Conectar Igualdad.com.ar"; y al desarrollo de los Sistemas Argentinos de Televisión Digital Terrestre y de Televisión Digital Directa al Hogar.

ARTÍCULO 8º.- Facúltase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a disponer la capitalización del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE) mediante:

a) Un aporte en efectivo por la suma de PESOS CIEN MILLONES ($ 100.000.000) dentro del total de créditos aprobados por la presente ley.

b) La transferencia del saldo de los bienes fideicomitidos integrantes del Fondo Fiduciario Secretaría de Hacienda-BICE, neto de la suma remanente de la obligación de la SECRETARÍA DE HACIENDA dependiente del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS establecida por el Artículo 4º de la Ley Nº 25.300.

Una vez dispuesta la transferencia prevista en el inciso b), el BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE) deberá transferir al Tesoro Nacional el importe que se deduce de la capitalización, con el objeto de que la SECRETARÍA DE HACIENDA, cumplimente oportunamente la obligación dispuesta en el citado Artículo 4º de la Ley Nº 25.300 y se considerará disuelto el Fondo Fiduciario Secretaría de Hacienda-BICE.

ARTÍCULO 9º.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por el Artículo 55 de la Ley Nº 25.401, las que deberán cumplir con las condiciones indicadas en el Artículo 42 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para


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el Ejercicio 2010.

ARTÍCULO 10.- Establécese para el Ejercicio Fiscal 2011 la autorización, de conformidad con lo dispuesto por el Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, a los entes que se mencionan en la Planilla Anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público.

El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo del presente artículo.

ARTÍCULO 11.- Fíjase para el Ejercicio 2011 en la suma de PESOS CATORCE MIL MILLONES ($ 14.000.000.000) el monto máximo de autorización a la Tesorería General de la Nación dependiente de la SUBSECRETARÍA DE PRESUPUESTO de la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA Y FINANZAS

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PÚBLICAS para hacer uso transitoriamente del crédito a corto plazo a que se refiere el Artículo 82 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones.

ARTÍCULO 12.- Fíjase para el Ejercicio 2011 en la suma de PESOS SEIS MIL MILLONES ($ 6.000.000.000) el monto máximo de autorización a la SECRETARÍA DE HACIENDA para la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero a los efectos de ser utilizadas como garantía para las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, como así también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Dichos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mismas, por lo dispuesto en el Artículo 82 del Anexo al Decreto Nº 1.344 de fecha 4 de octubre de 2007. En forma previa a la emisión de las mismas, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.

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ARTÍCULO 13.- Fíjase para el Ejercicio Fiscal 2011 en la suma de DÓLARES ESTADOUNIDENSES SIETE MIL QUINIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS VEINTE MIL (U$S 7.599.720.000) o su equivalente en otras monedas, el monto máximo de autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para realizar operaciones de crédito público adicionales a las autorizadas por el Artículo 10 del presente Anexo, destinadas a financiar inversiones prioritarias en el marco del

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Artículo 17 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, cuyo detalle figura en la Planilla Anexa a este artículo.

El MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS determinará de acuerdo con las ofertas de financiamiento que se verifiquen y hasta el monto global señalado, la asignación del financiamiento entre las inversiones indicadas e instruirá al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a instrumentarlas.

El uso de esta facultad deberá ser informado de manera fehaciente y detallada, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público, a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN.

Facúltase al señor Jefe de Gabinete de Ministros, en la medida en que se perfeccionen las operaciones de crédito aludidas, a realizar las ampliaciones presupuestarias correspondientes a fin de posibilitar la ejecución del mencionado programa.

ARTÍCULO 14.- Establécese para el Ejercicio Fiscal 2011 la autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para realizar operaciones de crédito público, cuando las mismas excedan dicho ejercicio, por los montos, especificaciones, período y destino de financiamiento detallados en la Planilla Anexa al presente artículo.

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El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central, siempre que las mismas hayan sido incluidas en la Ley de Presupuesto General de la Administración Nacional del

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ejercicio respectivo.

ARTÍCULO 15.- Facultáse al Órgano Coordinador de los Sistemas de Administración Financiera a extender el plazo del Aval N° 1/2003 otorgado a favor de la empresa INVESTIGACIONES APLICADAS SOCIEDAD DEL ESTADO (INVAP S.E.) hasta el 31 de diciembre de 2012, por hasta la suma de DÓLARES ESTADOUNIDENSES NUEVE MILLONES (U$S 9.000.000).

ARTÍCULO 16.- Autorízase al Órgano Coordinador de los Sistemas de Administración Financiera, previa intervención del MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS a otorgar avales, fianzas o garantías de cualquier naturaleza a efectos de garantizar las obligaciones destinadas al financiamiento de las obras de infraestructura y/o equipamiento cuyo detalle figura en la Planilla Anexa al presente artículo y hasta el monto máximo global de DÓLARES ESTADOUNIDENSES DIECIOCHO MIL CIENTO OCHENTA MILLONES (U$S 18.180.000.000), o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios.

El MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS instruirá al Órgano Coordinador de los Sistemas de Administración Financiera para el otorgamiento de los avales, fianzas o garantías correspondientes, con determinación de plazos y condiciones de devolución, los que serán endosables en forma total o parcial e incluirán un monto equivalente al capital de la deuda garantizada con más el monto necesario para asegurar el pago de los intereses correspondientes y demás accesorios.

ARTÍCULO 17.- Establécese para el Ejercicio Fiscal 2011 la autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para

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otorgar avales del Tesoro Nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la Planilla Anexa al presente artículo, y por los montos máximos determinados en la misma.

ARTÍCULO 18.- El PODER EJECUTIVO NACIONAL podrá formalizar operaciones de crédito público con el BANCO NACIONAL DE DESARROLLO ECONÓMICO Y SOCIAL de la REPÚBLICA FEDERATIVA DEL BRASIL, por hasta un monto máximo de DÓLARES ESTADOUNIDENSES DOS MIL QUINIENTOS MILLONES (U$S 2.500.000.000) o su equivalente en otras monedas, siempre que las operatorias que den origen a dicho endeudamiento sean efectuadas en el marco del Convenio ALADI. Las operaciones de que se trata se considerarán incluidas en el último párrafo del Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones.

ARTÍCULO 19.- Fíjase en la suma de PESOS TRES MIL SETECIENTOS MILLONES ($ 3.700.000.000) el importe máximo de colocación durante el Ejercicio Fiscal 2011 de bonos de consolidación y de bonos de consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el Artículo 2°, inciso f) de la Ley N° 25.152 por los montos que en cada caso se indican en la Planilla Anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

Dentro de cada uno de los conceptos definidos en la citada planilla, las colocaciones serán efectuadas en el estricto orden cronológico de ingreso a la Oficina Nacional de Crédito Público de la SUBSECRETARÍA DE FINANCIAMIENTO dependiente de la SECRETARÍA DE FINANZAS del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS, de los requerimientos de pago que cumplan con los

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requisitos establecidos en la reglamentación hasta agotar el importe máximo de colocación fijado por el presente artículo.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS podrá realizar modificaciones dentro del monto total fijado en este artículo.

ARTÍCULO 20.- Fíjase en la suma de PESOS TREINTA MILLONES ($ 30.000.000) el importe máximo destinado a la atención de las deudas referidas en los incisos b) y c) del Artículo 7° de la Ley N° 23.982.

ARTÍCULO 21.- Las obligaciones consolidadas en los términos de las Leyes Nros. 23.982 y 25.344, a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nros. 25.565 y 25.725 y las obligaciones cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique con los títulos públicos previstos en dichas leyes, reconocidas en sede administrativa o judicial hasta el 31 de diciembre de 2001, serán atendidas mediante la entrega de los bonos de consolidación cuya emisión se autoriza en el Artículo 60, inciso a) de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.



Las obligaciones consolidadas en los términos de la Ley N° 23.982, a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nros. 25.344, 25.565 y 25.725 y las obligaciones cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique con los títulos públicos previstos en dichas leyes, reconocidas en sede administrativa o judicial después del 31 de diciembre de 2001, serán atendidas mediante la entrega de los bonos de consolidación cuya emisión se autoriza en el Artículo 60, incisos b) y c) de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el

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Ejercicio 2010, según lo que en cada caso corresponda.

Las obligaciones comprendidas en las Leyes Nros. 24.043, 24.411, 25.192 y 26.572, serán canceladas con los bonos de consolidación cuya emisión se autoriza en el Artículo 60, inciso a) de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Las obligaciones comprendidas en la Ley Nº 25.471, serán canceladas en la forma dispuesta en el Artículo 4º del Decreto Nº 821 de fecha 23 de junio de 2004.

Facúltase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a dictar las medidas necesarias para el cumplimiento de lo dispuesto en el presente artículo.

La prórroga dispuesta en el Artículo 46 de la Ley Nº 25.565 y los Artículos 38 y 58 de la Ley Nº 25.725, resulta aplicable exclusivamente a las obligaciones vencidas o de causa o título posterior al 31 de diciembre de 1999, y anterior al 1 de enero de 2002 o al 1 de septiembre de 2002, según lo que en cada caso corresponda. Hasta el 31 de diciembre de 1999, las obligaciones a que se refiere el Artículo 13 de la Ley Nº 25.344, continuarán rigiéndose por las leyes y normas reglamentarias correspondientes. En todos los casos, los intereses a liquidarse judicialmente se calcularán únicamente hasta la fecha de corte, establecida en el 1 de abril de 1991 para las obligaciones comprendidas en la Ley Nº 23.982, en el 1 de enero de 2000, para las obligaciones comprendidas en la Ley Nº 25.344, y en el 1 de enero de 2002 o el 1 de septiembre de 2002, para las obligaciones comprendidas en la prórroga dispuesta por las Leyes Nros. 25.565 y 25.725.

ARTÍCULO 22.- Instrúyese al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a integrar el Fondo de Desendeudamiento Argentino, creado por el

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Decreto N° 298 de fecha 1 de marzo de 2010, por hasta la suma de DÓLARES ESTADOUNIDENSES SIETE MIL QUINIENTOS CUATRO MILLONES (U$S 7.504.000.000), destinado a la cancelación de los servicios de la deuda pública con tenedores privados correspondientes al Ejercicio Fiscal 2011.

A tales fines, autorízase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a colocar, con imputación a la Planilla Anexa al Artículo 10 del presente Anexo, al BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, un instrumento de deuda pública que será suscripto con el monto de las reservas de libre disponibilidad necesario para integrar los fondos referidos en el párrafo anterior. Dicho instrumento de deuda consistirá en un letra intransferible, denominada en Dólares Estadounidenses, amortizable íntegramente al vencimiento, con un plazo de amortización a DIEZ (10) años, que devengará una tasa de interés igual a la que devenguen las reservas internacionales del BANCO CENTRAL DE LA REPÚBLICA ARGENTINA por el mismo período y hasta un máximo de la tasa LIBOR anual, menos UN (1) punto porcentual. Los intereses se cancelarán semestralmente.

El instrumento referido en el párrafo anterior se considerará comprendido en las previsiones del Artículo 33 de la Carta Orgánica del BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, y no se encuentra comprendido por la prohibición de los Artículos 19 inciso a) y 20 de la misma.

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El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS deberá informar periódicamente a la Comisión Bicameral creada por el Artículo 6° del Decreto N° 298/10 el uso de los recursos que componen el Fondo de Desendeudamiento Argentino.

ARTÍCULO 23.- Sustitúyese el Artículo 1° de la Ley N° 25.919 – Fondo Nacional de

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Incentivo Docente – que fuera sustituido por el Artículo 19 de la Ley N° 26.075 de Financiamiento Educativo y el Artículo 69 de la Ley N° 26.422 de Presupuesto General de la Administración Nacional para el Ejercicio 2009, el que quedará redactado en los siguientes términos:

"ARTÍCULO 1°.- Prorrógase la vigencia del Fondo Nacional de Incentivo Docente creado por la Ley N° 25.053 y sus modificaciones, por el término de OCHO (8) años a partir del 1 de enero de 2004".

ARTÍCULO 24.- Prorróganse para el Ejercicio 2011 las disposiciones de la Ley N° 26.530.

ARTÍCULO 25.- Considérase al Proyecto "Prototipo de Reactor CAREM" como obra comprendida dentro del Programa de Inversiones Prioritarias, en los términos del Artículo 17 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 y del Decreto N° 949/10.

ARTÍCULO 26.- Prorróganse hasta el 31 de diciembre de 2015 los plazos establecidos en el Artículo 17 de la Ley N° 25.239.

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ARTÍCULO 27.- Amplíase el volumen autorizado para importar bajo el régimen establecido por el Artículo 33 de la Ley N° 26.422 de Presupuesto General de la Administración Nacional para el Ejercicio 2009, prorrogado por el Artículo 29 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, a TRES MILLONES QUINIENTOS MIL METROS CÚBICOS (3.500.000 m^3), los que pueden ser ampliados en hasta un VEINTE POR CIENTO (20 %), conforme la evaluación de su necesidad realizada en forma conjunta por la SECRETARÍA DE HACIENDA dependiente del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS y la SECRETARÍA DE ENERGÍA dependiente del

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MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS.

ARTÍCULO 28.- Amplíase el monto establecido por el inciso d) del Artículo 31 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 hasta alcanzar la suma de PESOS CINCUENTA MILLONES ($ 50.000.000).

ARTÍCULO 29.- A los efectos de la reducción de la deuda pública provincial, el MINISTERIO DEL INTERIOR distribuirá recursos, correspondientes al fondo establecido por el inciso d) del Artículo 3º de la Ley Nº 23.548, existentes al 31 de diciembre de 2010, a través de una aplicación financiera, a fin de posibilitar la cancelación parcial de los préstamos otorgados durante el Ejercicio 2010, en el marco de lo establecido por el Artículo 26 de la Ley Nº 25.917, de Régimen Federal de Responsabilidad Fiscal y el Artículo 73 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

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Amado Boudou
Ministro de Economía y Finanzas Públicas

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ANEXO

Planilla Anexa al Art. 1°

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS - TOTALES POR CARÁCTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
ADMINISTRACIÓN CENTRAL	275.927	265.277	10.650	178.478	82.287	96.191
ORGANISMOS DESCENTRALIZADOS	44.238	40.944	3.294	47.758	2.679	45.079
INSTITUCIONES DE SEGURIDAD SOCIAL	14.436	14.397	39	0	0	0
TOTAL:	334.601	320.618	13.983	226.236	84.966	141.270

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FOLIO
31
ANEXO
Planilla Anexa al Art. 1°

ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN	CARGOS			HORAS CÁTEDRA		
SUBJURISDICCIÓN	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PODER LEGISLATIVO NACIONAL	10.836	6.835	4.001	0	0	0
PODER JUDICIAL DE LA NACIÓN	23.075	20.791	2.284	0	0	0
MINISTERIO PÚBLICO	6.078	5.899	179	0	0	0
PRESIDENCIA DE LA NACIÓN	2.792	2.669	123	448	448	0 (2)
SECRETARÍA GENERAL	845	845	0	0	0	0
SECRETARÍA LEGAL Y TÉCNICA	350	350	0	0	0	0
SECRETARÍA DE INTELIGENCIA	2	2	0	0	0	0 (1)
SECRETARÍA DE PROGRAMACIÓN PARA LA PREVENCIÓN DE LA DROGADICCIÓN Y LA LUCHA CONTRA EL NARCOTRÁFICO	150	150	0	0	0	0
SECRETARÍA DE CULTURA	1.445	1.322	123	448	448	0 (2)
JEFATURA DE GABINETE DE MINISTROS	1.464	1.447	17	30.000	0	30.000 (3)
MINISTERIO DEL INTERIOR	693	583	110	5.600	0	5.600 (2)
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	2.525	2.417	108	0	0	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	14.555	14.555	0	12.179	7.179	5.000
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	2.527	2.527	0	5.000	0	5.000 (2)
SERVICIO PENITENCIARIO FEDERAL	12.028	12.028	0	7.179	7.179	0 (2)
MINISTERIO DE SEGURIDAD	94.681	93.075	1.606	32.006	15.641	16.365
MINISTERIO DE SEGURIDAD	200	200	0	0	0	0
POLICÍA FEDERAL ARGENTINA	41.626	40.100	1.526	9.872	0	9.872 (2)
GENDARMERÍA NACIONAL	30.383	30.303	80	12.864	6.371	6.493 (2)
PREFECTURA NAVAL ARGENTINA	18.893	18.893	0	270	270	0
POLICÍA DE SEGURIDAD AEROPORTUARIA	3.579	3.579	0	9.000	9.000	0 (2)
MINISTERIO DE DEFENSA	101.833	100.134	1.699	82.357	58.119	24.238
MINISTERIO DE DEFENSA	1.264	855	409	429	0	429
ESTADO MAYOR GENERAL DEL EJÉRCITO	52.566	51.904	662	30.551	13.214	17.337
ESTADO MAYOR GENERAL DE LA ARMADA	27.301	27.055	246	30.000	30.000	0
ESTADO MAYOR GENERAL DE LA FUERZA AÉREA	20.483	20.242	241	19.938	14.543	5.395
ESTADO MAYOR CONJUNTO DE LAS FF.AA.	219	78	141	1.439	362	1.077
MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS	3.227	2.810	417	11.708	0	11.708 (3)
MINISTERIO DE INDUSTRIA	364	352	12	0	0	0
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	753	749	4	0	0	0
MINISTERIO DE TURISMO	429	429	0	0	0	0
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	2.208	2.208	0	1.000	0	1.000 (3)
MINISTERIO DE EDUCACIÓN	1.114	1.114	0	900	900	0 (2)
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN PRODUCTIVA	546	546	0	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	2.650	2.618	32	480	0	480
MINISTERIO DE SALUD	4.272	4.255	17	1.800	0	1.800 (3)
MINISTERIO DE DESARROLLO SOCIAL	1.832	1.791	41	0	0	0
TOTAL:	275.927	265.277	10.650	178.478	82.287	96.191

(1) NO INCLUYE PERSONAL SIN DISCRIMINAR
(2) HORAS DE CATEDRA MENSUALES
(3) HORAS DE CATEDRA ANUALES

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FOLIO
32

ANEXO

ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

ENTIDAD	CARGOS			HORAS CÁTEDRA			
	TOTAL	PERMANENTES	TEMPORARIAS	TOTAL	PERMANENTES	TEMPORARIAS	
PODER LEGISLATIVO NACIONAL	893	836	57	0	0	0	
AUDITORÍA GENERAL DE LA NACIÓN	893	836	57	0	0	0	
PRESIDENCIA DE LA NACIÓN	1.263	1.137	126	8.122	74	8.048	
SINDICATURA GENERAL DE LA NACIÓN	470	470	0	8.048	0	8.048	(3)
AUTORIDAD REGULATORIA NUCLEAR	242	242	0	0	0	0	
TEATRO NACIONAL CERVANTES	102	102	0	0	0	0	
BIBLIOTECA NACIONAL	201	75	126	74	74	0	(1)
INSTITUTO NACIONAL DEL TEATRO	156	156	0	0	0	0	
FONDO NACIONAL DE LAS ARTES	92	92	0	0	0	0	
JEFATURA DE GABINETE DE MINISTROS	331	290	41	1.250	1.250	0	
AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL	331	290	41	1.250	1.250	0	(1)
MINISTERIO DEL INTERIOR	3.430	3.395	35	0	0	0	
REGISTRO NACIONAL DE LAS PERSONAS	785	785	0	0	0	0	
DIRECCIÓN NACIONAL DE MIGRACIONES	1.995	1.960	35	0	0	0	
AGENCIA NACIONAL DE SEGURIDAD VIAL	650	650	0	0	0	0	
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	161	161	0	0	0	0	
COMISIÓN NACIONAL DE ACTIVIDADES ESPACIALES	161	161	0	0	0	0	
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	249	249	0	0	0	0	
INSTITUTO NACIONAL CONTRA LA DISCRIMINACIÓN, LA XENOFOBIA Y EL RACISMO	249	249	0	0	0	0	
MINISTERIO DE DEFENSA	794	794	0	220	[illegible]	80	
INSTITUTO GEOGRÁFICO NACIONAL	255	255	0	0	0	0	
SERVICIO METEREOLÓGICO NACIONAL	539	539	0	220	[illegible]	80	(1)
MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS	596	596	0	0	0	0	
COMISIÓN NACIONAL DE VALORES	188	188	0	0	0	0	
SUPERINTENDENCIA DE SEGUROS DE LA NACIÓN	272	272	0	0	0	0	
TRIBUNAL FISCAL DE LA NACIÓN	136	136	0	0	0	0	
MINISTERIO DE INDUSTRIA	1.185	1.185	0	0	0	0	
INSTITUTO NACIONAL DE TECNOLOGÍA INDUSTRIAL	[illegible]	[illegible]	0	0	0	0	
INSTITUTO NACIONAL DE LA PROPIEDAD INDUSTRIAL	290	290	0	0	0	0	
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	10.830	8.290	2.540	960	0	960	
INSTITUTO NACIONAL DE TECNOLOGÍA AGROPECUARIA	[illegible]	[illegible]	2.514	960	0	960	(3)
INSTITUTO NACIONAL DE INVESTIGACIÓN Y DESARROLLO PESQUERO	255	[illegible]	0	0	0	0	
INSTITUTO NACIONAL DE VITIVINICULTURA	456	456	0	0	0	0	
OFICINA NACIONAL DE CONTROL COMERCIAL AGROPECUARIO	521	521	0	0	0	0	
INSTITUTO NACIONAL DE SEMILLAS	85	85	0	0	0	0	
SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA	2.880	2.854	26	0	0	0	
MINISTERIO DE TURISMO	1.650	1.430	220	0	0	0	
ADMINISTRACIÓN DE PARQUES NACIONALES	1.618	1.398	220	0	0	0	
INSTITUTO NACIONAL DE PROMOCIÓN TURÍSTICA	32	32	0	0	0	0	
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	8.964	8.914	50	1.657	1.196	461	
COMISIÓN NACIONAL DE ENERGÍA ATÓMICA	2.189	2.189	0	0	0	0	
INSTITUTO NACIONAL DEL AGUA	371	371	0	0	0	0	
COMISIÓN NACIONAL DE COMUNICACIONES	256	256	0	0	0	0	
DIRECCIÓN GENERAL DE FABRICACIONES MILITARES	399	375	24	0	0	0	
DIRECCIÓN NACIONAL DE VIALIDAD	2.813	2.813	0	0	0	0	
TRIBUNAL DE TASACIONES DE LA NACIÓN	65	65	0	0	0	0	
ENTE NACIONAL DE OBRAS HÍDRICAS DE SANEAMIENTO	34	34	0	0	0	0	
SERVICIO GEOLÓGICO MINERO ARGENTINO	280	280	0	0	0	0	
ENTE NACIONAL REGULADOR DEL GAS	310	310	0	0	0	0	
ENTE NACIONAL REGULADOR DE LA ELECTRICIDAD	213	213	0	0	0	0	
ORGANISMO REGULADOR DE SEGURIDAD DE PRESAS	39	39	0	0	0	0	
COMISIÓN NACIONAL DE REGULACIÓN DEL TRANSPORTE	183	183	0	0	0	0	
ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS	99	99	0	0	0	0	
ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL	1.207	1.187	20	1.657	1.196	461	(2)
MINISTERIO DE EDUCACIÓN	333	333	0	0	0	0	
FUNDACIÓN MIGUEL LILLO	231	231	0	0	0	0	
COMISIÓN NACIONAL DE EVALUACIÓN Y ACREDITACIÓN UNIVERSITARIA	102	102	0	0	0	0	
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN PRODUCTIVA	8.446	8.446	0				
CONSEJO NACIONAL DE INVESTIGACIONES CIENTÍFICAS Y TÉCNICAS	8.446	8.446	0	0	0	0	
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	328	328	0	0	0	0	
SUPERINTENDENCIA DE RIESGOS DEL TRABAJO	328	328	0	0	0	0	
MINISTERIO DE SALUD	3.505	3.380	125	7.300	0	7.300	
CENTRO NACIONAL DE REEDUCACIÓN SOCIAL	137	137	0	0	0	0	
HOSPITAL NACIONAL DR. BALDOMERO SOMMER	240	227	13	0	0	0	
ADMINISTRACIÓN NACIONAL DE MEDICAMENTOS, ALIMENTOS Y TECNOLOGÍA MÉDICA	892	892	0	0	0	0	
INSTITUTO NACIONAL CENTRAL ÚNICO COORDINADOR DE ABLACIÓN E IMPLANTES	213	101	112	0	0	0	(4)
ADMINISTRACIÓN NACIONAL DE LABORATORIOS E INSTITUTOS DE SALUD	[illegible]	[illegible]	0	0	0	0	
COLONIA NACIONAL DR. MANUEL A. MONTES DE OCA	489	489	0	0	0	0	
INSTITUTO NACIONAL DE REHABILITACIÓN PSICOFÍSICA DEL SUR	226	226	0	0	0	0	
SERVICIO NACIONAL DE REHABILITACIÓN	236	236	0	7.300	0	7.300	(3)
ADMINISTRACIÓN DE PROGRAMAS ESPECIALES	204	204	0	0	0	0	
SUPERINTENDENCIA DE SERVICIOS DE SALUD	530	530	0	0	0	0	
MINISTERIO DE DESARROLLO SOCIAL	177	177	0	30.000	0	30.000	
INSTITUTO NACIONAL DE ASOCIATIVISMO Y ECONOMÍA SOCIAL	136	136	0	30.000	0	30.000	(2)
INSTITUTO NACIONAL DE ASUNTOS INDÍGENAS	41	41	0	0	0	0	
TOTAL ORGANISMOS DESCENTRALIZADOS	44.231	40.944	3.394	47.780	2.673	45.073	

(1) HORAS DE CÁTEDRA MENSUALES
(2) HORAS DE CÁTEDRA ANUALES
(3) MESES-HOMBRE
(4) EL PERSONAL TEMPORARIO CORRESPONDE A GUARDIAS MÉDICAS

El Poder Ejecutivo Nacional

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ANEXO
Planilla Anexa al Art. 1°

INSTITUCIONES DE SEGURIDAD SOCIAL
RECURSOS HUMANOS

ENTIDAD	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE SEGURIDAD	186	175	11	0	0	0
CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICÍA FEDERAL ARGENTINA	186	175	11	0	0	0
MINISTERIO DE DEFENSA	231	203	28	0	0	0
INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES	231	203	28	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	14.019	14.019	0	0	0	0
ADMINISTRACIÓN NACIONAL DE SEGURIDAD SOCIAL	14.019	14.019	0	0	0	0
TOTAL INSTITUCIONES DE SEGURIDAD SOCIAL	14.436	14.397	39	0	0	0

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
5	320	23	1	3	Adecuación y Remodelación Sede Judicial - Edificio Antártida Argentina, Avenida de los Inmigrantes - Ciudad Autónoma de Buenos Aires	19.857.873	200.000.000	260.142.127	-	480.000.000	4,00	42,00	54,00	0,00	100,00
5	320	24	10	3	Construcción Sede Judicial Edificio Pedro Molina esquina España - Centro Judicial Mendoza	6.329.000	35.000.000	35.000.000	-	76.329.000	8,00	46,00	46,00	0,00	100,00
5	320	24	11	2	Construcción Sede Judicial Edificio calle Amin, Caring, Humberto Primo y Esteban Echeverría, Rosario	7.848.000	30.000.000	30.000.000	-	67.848.000	12,00	44,00	44,00	0,00	100,00
5	320	24	12	1	Tribunales Federales de Neuquén - Construcción del Edificio	2.544.400	11.449.300	11.449.300	-	25.443.000	12,00	44,00	44,00	0,00	100,00
5	320	24	14	2	Construcción Sede Judicial Nuevo Edificio para la Centralización de la Justicia Federal del Tribunal de Posadas	10.000.000	20.000.000	20.866.000	-	50.866.000	20,00	39,00	41,00	0,00	100,00
5	320	24	15	3	Construcción Edificio Hipólito Irigoyen 83, Resistencia - Chaco	16.260.635	8.715.365	3.500.000	3.000.000	31.476.000	52,00	28,00	10,00	10,00	100,00
5	335	5	0	1	Construcción Instituto Técnico Judicial "Dra. Cecilia Grierson"	87.016.720	70.000.000	13.223.280	-	170.240.000	50,00	41,00	9,00	0,00	100,00
5	335	7	0	4	Construcción Edificio Combate de los Pozos - Archivo General del Poder Judicial	82.125.708	155.000.000	217.874.292	-	455.000.000	22,00	34,00	44,00	0,00	100,00
5	335	21	0	10	Refacción Etapa III Patios Interiores del Palacio de Justicia de la Nación - Ciudad Autónoma de Buenos Aires	1.472.675	18.527.325	-	-	20.000.000	7,00	93,00	0,00	0,00	100,00
25	305	42	0	14	Construcción Relleno Sanitario Municipio de la Costa, Buenos Aires	2.612.277	28.387.723	-	-	31.000.000	8,00	92,00	0,00	0,00	100,00
25	305	42	0	17	Construcción Relleno Sanitario San Antonio de Areco	2.096.843	20.903.157	-	-	23.000.000	11,00	89,00	0,00	0,00	100,00
25	342	44	0	2	Control de Inundaciones - Lote 1 - Lote 2 - Área 2	13.841.655	54.480.000	55.678.345	-	124.000.000	11,00	43,00	46,00	0,00	100,00
35	106	16	0	7	Construcción y Equipamiento del Laboratorio de Integración y Ensayos en el Centro Espacial Teófilo Tabanera - Córdoba - Etapa II	500.000	55.000.000	-	-	55.500.000	1,00	99,00	0,00	0,00	100,00
35	106	16	0	9	Misiones SABIAMAR	100.000	120.000.000	60.000.000	148.000.000	328.100.000	1,00	36,00	18,00	45,00	100,00
35	106	16	0	10	Proyecto 2MP - Desarrollo de Emprendimiento Satelital para Niños Jóvenes	100.000	12.814.000	18.604.800	13.062.060	44.580.860	0,00	39,00	31,00	30,00	100,00
35	106	16	0	11	Ampliación del Laboratorio de Ensayos - Centro Espacial Teófilo Tabanera	14.921.424	85.319.000	36.000.000	-	136.240.424	10,00	62,00	28,00	0,00	100,00
35	106	16	0	11	INTECO - Construcción y Desarrollo de Antenas para el Plan Espacial Nacional	3.078.576	3.600.000	6.000.000	11.325.000	24.003.576	12,00	14,00	24,00	50,00	100,00
35	307	1	0	16	Construcción Archivo y Oficinas del Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	5.000.000	17.055.000	46.895.000	-	68.950.000	7,00	24,00	69,00	0,00	100,00
35	307	16	0	15	Remodelación Residencia y Embajada en Países Bajos	14.878.525	11.781.189	-	-	26.659.714	55,00	45,00	0,00	0,00	100,00
35	307	16	0	32	Construcción Centro Cultural Embajada de Chile	1.000.000	8.500.000	8.500.000	-	18.000.000	5,00	47,00	48,00	0,00	100,00
40	332	18	0	49	Construcción Complejo Federal Penitenciario Córdoba	15.550.000	15.550.000	15.500.000	143.400.000	190.000.000	8,00	8,00	8,00	76,00	100,00
40	332	18	0	50	Ampliación Instituto Semiabierto de Mujeres Condenadas - Unidad 6 Rawson	10.282.000	10.282.000	10.282.000	8.154.000	39.000.000	20,00	26,00	26,00	22,00	100,00
41	326	21	0	59	Construcción de Edificio Inteligente Complejo Meneses - Ciudad Autónoma de Buenos Aires	1.000.000	12.000.000	32.000.000	-	45.000.000	2,00	26,00	72,00	0,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
52	606	1	0	2	Construcción Edificio Central en la Ciudad Autónoma de Buenos Aires (BID AR-L Nº 1064)	2.800.000	8.200.000	12.000.000	17.000.000	40.000.000	7,00	20,00	30,00	43,00	100,00
53	322	1	0	4	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto - Etapa I GIRSU - Tierra del Fuego	4.546.000	10.454.000	-	-	15.000.000	30,00	70,00	0,00	0,00	100,00
53	322	1	0	10	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto - Etapa I, GIRSU - Parque Nahuel Huapi - Río Negro	3.000.000	12.000.000	-	-	15.000.000	20,00	80,00	0,00	0,00	100,00
56	105	24	0	16	Rehabilitación Producción Uranio en Complejo Minero San Rafael, Provincia de Mendoza	6.000.000	7.000.000	15.000.000	10.000.000	38.000.000	15,00	18,00	39,00	28,00	100,00
56	105	24	0	17	Evaluación de Recursos Uraníferos en la Provincia de la Rioja	3.000.000	3.900.000	4.280.000	44.257.000	55.437.000	5,00	7,00	7,00	81,00	100,00
56	354	25	0	41	Mejoras Conjunto Edificio, Trama Urbana del Área y Estructura Hospital Mataderos	50.000	61.605	74.315	355.107.480	355.293.400	1,00	1,00	1,00	97,00	100,00
56	354	25	0	45	Restauración y Conservación Museo Histórico Nacional	50.000	61.605	74.315	19.764.080	19.950.000	1,00	1,00	1,00	97,00	100,00
56	354	25	0	51	Construcción Torre Única de Telecomunicaciones del Área Metropolitana de Buenos Aires	75.395.286	100.847.032	150.000.000	384.757.682	711.000.000	10,00	14,00	21,00	55,00	100,00
56	354	25	0	52	Construcción Edificio Corporativo del Correo Argentino S.A.	200.000	50.000.000	63.000.000	186.800.000	300.000.000	1,00	17,00	21,00	61,00	100,00
56	354	25	0	53	Construcción Agencia Federal de Investigaciones Complejas Ciudad Autónoma de Buenos Aires	200.000	1.385.664	4.469.076	101.945.260	108.000.000	1,00	1,00	4,00	94,00	100,00
56	354	91	0	8	Prolongación Obra de Abrigo del Muelle de Caleta Córdova	20.000.000	20.000.000	30.000.000	-	70.000.000	29,00	29,00	42,00	0,00	100,00
56	354	91	0	11	Sistema Defensas Puerto Barranqueras	10.000	20.000.000	8.990.000	-	29.000.000	1,00	68,00	31,00	0,00	100,00
56	354	91	0	12	Embarcadero de Pasajeros y Vehículos Puerto Pilcomayo	10.000	1.000.000	1.000.000	17.990.000	20.000.000	1,00	5,00	5,00	89,00	100,00
56	354	91	0	13	Embarcadero de Pasajeros y Vehículos Puerto Colonia Cano	10.000	1.000.000	1.000.000	17.990.000	20.000.000	1,00	5,00	5,00	89,00	100,00
56	354	91	0	14	Reparación, Mejoras y Equipamiento Puerto Formosa	10.000	1.000.000	1.000.000	26.990.000	29.000.000	1,00	3,00	3,00	93,00	100,00
56	354	91	0	16	Dragado Río Uruguay	10.000	12.321	14.863	89.512.816	89.550.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	23	Reparación Puerto Rosario Costanera - Provincia de Santa Fe	10.000	10.000	10.000	59.970.000	60.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	26	Reparación Estructura Vértice Sur Puerto La Plata - Provincia de Buenos Aires	10.000	10.000	10.000	29.970.000	30.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	28	Dragado Ampliación del Canal de Acceso Puerto Bahía Blanca - Provincia de Buenos Aires	10.000	10.000	10.000	44.970.000	45.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	29	Reparación y Ampliación del Sitio 2 Muelle Almirante Storni - Provincia de Chubut	10.000	10.000	10.000	19.970.000	20.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	30	Remoción Cascos Hundidos Puerto Quequén - Provincia Buenos Aires	5.250.000	6.476.094	7.273.906	-	19.000.000	27,00	34,00	39,00	0,00	100,00
56	354	91	0	34	Ampliación Muelle Comandante Luis Piedrabuena Etapa II, Chubut	10.000	10.000	10.000	16.970.000	17.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	35	Reparación Pilotes Macizos Muelle Almirante Storni, Chubut	10.000	10.000	10.000	89.970.000	90.000.000	1,00	1,00	1,00	97,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"


35

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	354	91	0	36	Ampliación de la Recuperación de Tierras en la Restinga Sur Puerto Nuevo, Chubut	10.000	10.000	10.000	44.970.000	45.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	38	Ampliación Muelle para Cruceros Turísticos en Bahía Camarones, Chubut	10.000	10.000	10.000	84.970.000	85.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	42	Ampliación de la Planta y Terminal Fluvial de Embarque de Cereales - Ita Ibate - Corrientes	10.000	10.000	10.000	24.970.000	25.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	44	Ampliación Puerto Comodoro Rivadavia IV Etapa - Comodoro Rivadavia - Chubut	10.000	10.000	10.000	283.970.000	284.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	47	Recuperación Costanera Zárate - Provincia de Buenos Aires	10.000	10.000	10.000	24.970.000	25.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	49	Construcción Accesos a Nuevas Instalaciones del Puerto de Santa Fe - Provincia de Santa Fe	14.473.500	15.000.000	15.000.000	13.276.500	57.750.000	25,00	25,00	25,00	25,00	100,00
56	354	91	0	50	Ampliación del Puerto Caleta Paula - Etapa II - Provincia de Santa Cruz	10.000	10.000	10.000	399.970.000	400.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	51	Mejoramiento de 600m del Muro de Gravedad del Parque España - Sector Costero Próximo a Monumento a la Bandera- Rosario - Provincia de Santa Fe	10.000	10.000	10.000	39.970.000	40.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	53	Mejoramiento de la Conectividad de la Hidrovía Paraguay - Paraná	10.000	10.000	10.000	89.970.000	90.000.000	1,00	1,00	1,00	97,00	100,00
56	604	16	4	6	Señalética Turística en Rutas Nacionales-Señalamiento Vertical	2.836.000	3.000.000	3.229.000	15.409.000	24.576.000	13,00	8,00	13,00	65,00	100,00
56	604	16	4	7	Señalamiento Horizontal Zona Litoral	3.801.000	5.395.000	12.039.000	77.346.000	98.581.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	8	Señalamiento Horizontal Zona Norte	3.690.000	5.237.000	11.687.000	75.086.000	95.700.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	9	Señalamiento Horizontal Zona Centro	3.751.000	5.323.000	11.880.000	76.326.000	97.280.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	10	Señalamiento Horizontal Zona Sur	3.746.000	5.318.000	11.870.000	76.263.000	97.200.000	4,00	6,00	12,00	78,00	100,00
56	604	16	6	19	Ruta N° 3 - Empalme Ruta Provincial N° 4 - Empalme Ruta Provincial N° 6 - Km. 18 - Km. 61	3.470.000	3.470.000	3.470.000	13.972.000	24.382.000	14,00	14,00	14,00	58,00	100,00
56	604	16	6	31	Ruta N° 9 - Villa María - Pilar	833.000	1.642.000	3.247.000	14.278.000	20.000.000	5,00	8,00	16,00	71,00	100,00
56	604	16	6	35	Puentes sobre Riachuelo: Nicolás Avellaneda y accesos y Nuevo Puente Pueyrredón y accesos	6.940.000	7.283.000	1.832.000	27.945.000	44.000.000	15,00	16,00	4,00	65,00	100,00
56	604	16	6	37	Empalme Ruta Nacional N° 60 - Belén / Empalme Ruta Nacional N° 40 - Tinogasta	3.470.000	3.642.000	2.916.000	11.972.000	22.000.000	17,00	16,00	13,00	54,00	100,00
56	604	16	6	38	Ruta Nacional N° 60 Tinogasta - Límite con Chile.	3.750.000	2.403.000	4.122.000	19.686.000	30.001.000	13,00	9,00	13,00	65,00	100,00
56	604	16	6	41	Ruta Nacional N° Paredites - Malargüe	2.750.000	2.806.000	3.022.000	14.422.000	23.000.000	13,00	9,00	13,00	65,00	100,00
56	604	16	6	43	Ruta Nacional N° 40 - N° 51 San Antonio de los Cobres - Límite con Jujuy / Campo Quijano Límite con Chile	833.000	1.842.000	3.358.000	14.167.000	20.000.000	5,00	9,00	16,00	70,00	100,00
56	604	16	6	46	Ruta A007 Avenida Blas Parera-A. Nivel Ruta Nacional N°11 - A. Nivel Ruta Nacional N°11- Calle Juan de Garay	2.603.000	2.731.000	1.687.000	10.479.000	17.500.000	14,00	15,00	9,00	62,00	100,00
56	604	16	6	49	Mantenimiento 30 Puentes - Ruta Nacional N° 34 y N° 50	5.205.000	2.463.000	1.374.000	20.959.000	30.001.000	18,00	9,00	4,00	69,00	100,00


36

El Poder Ejecutivo Nacional

M.E.y F.P.
5 6 9

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	6	50	Ruta Nacional N° 149 Tramo Barreal - Empalme Ruta Nacional N° 150 (Las Flores) - Empalme Ruta Provincial N° 12 (Pacheco)	7.419.000	3.510.000	1.958.000	29.874.000	42.761.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	52	Ruta N° 142, Ruta N° 40 y Ruta N° 7 - G. André - Empalme Ruta Nacional N° 20 Mendoza - Límite San Juan/ San Martín - Km. 35 - Km. 112,5 / Km. 3,27 - Km. 80,83 / Km. 997,4 - Km. 1.041,8 - Sistema Modular	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	53	Ruta N° 40 y Ruta N° 260 Empalme Ruta Provincial N°22 - Límite con Chubut/Santa Cruz / Empalme Ruta Nacional N°40 - Límite con Chile. km 1936,27 - km 1978,35 / km 0 - km 105	3.960.000	1.642.000	512.000	13.866.000	20.000.000	20,00	9,00	2,00	69,00	100,00
56	604	16	6	55	Ruta Nacional N° 40 - Ruta Nacional N° A014 -20 Límite con Mendoza - Avenida Circunvalación de San Juan / Acceso a Santa Lucía - Avenida Circunvalación de San Juan Km. 3377,8 - Km. 3481,7 y Km. 3485,5 - Km. 3487,3 / Km. 0,0 - Km. 16,0 / Km. 577,3 - Km. 580,7	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	56	Ruta Nacional N° 152 El Carancho - Casa de Piedra	3.750.000	2.463.000	4.122.000	19.666.000	30.001.000	13,00	9,00	13,00	65,00	100,00
56	604	16	7	1	Ruta Nacional N° 11 - Corredor 1 (200 km)	348.000	5.789.000	5.569.000	3.294.000	15.000.000	3,00	39,00	37,00	21,00	100,00
56	604	16	7	2	Ruta Nacional N° 35 - Corredor 2 (200 Km)	348.000	5.789.000	5.569.000	3.294.000	15.000.000	3,00	39,00	37,00	21,00	100,00
56	604	16	7	7	Ruta Nacional N° 3 - Cruce con Ruta Nacional N° 251 - Tratamiento de la Circulación Nocturna (Ex Iluminación)	7.106.000	840.000	840.000	11.691.000	20.477.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	34	Ruta Nacional N° 40 - Paso por Londres	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	35	Ruta Nacional N° 40 - Paso por Belén	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	36	Ruta Nacional N° 40 - Paso por Copacabana	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	37	Ruta Nacional N° 40 - Paso por Punilla	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	41	Rutas Nacionales N° 9 - N° 34 - Paso por Metán	7.706.000	8.385.000	5.115.000	1.000.000	22.206.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	57	Ruta Nacional N° 35, Empalme Ruta Provincial N° 10 - Empalme Ruta Provincial N° 4	9.174.000	10.654.000	-	-	19.828.000	47,00	53,00	0,00	0,00	100,00
56	604	16	7	59	Ruta Nacional N° 152 - Empalme Ruta Nacional N° 35 - El Carancho	7.634.000	903.000	903.000	12.560.000	22.000.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	61	Ruta Nacional N° 9 - Empalme Ruta Nacional N° 52 - Tilcara - Río Purmamarca; Km 1752,41	5.205.000	3.498.000	6.297.000	-	15.000.000	35,00	24,00	41,00	0,00	100,00
56	604	16	7	62	Ruta Nacional N° 66 - Empalme Ruta Nacional N° 9 - Ruta Nacional N° 34, San Salvador de Jujuy - Palpalá	6.246.000	4.240.000	3.754.000	3.760.000	18.000.000	35,00	24,00	20,00	21,00	100,00
56	604	16	7	63	Ruta Nacional N° 9 - Tilcara - Humahuaca, Río Yacoraite; km. 1798	4.280.000	8.628.000	5.593.000	-	18.501.000	24,00	46,00	30,00	0,00	100,00
56	604	16	7	64	Ruta Nacional N° 35 - Rotonda Norte de Acceso a Santa Rosa - Empalme Ruta Provincial N° 10 - km. 326,93 - km. 370,75	10.445.000	11.366.000	7.289.000	1.000.000	30.100.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	65	Ruta Nacional N° 14 - Empalme Ruta Provincial N° 17- Empalme Ruta Nacional N° 101 (Límite con Brasil) km. 1.116,63 - km.1.127,42	8.751.000	10.610.000	8.739.000	1.000.000	28.100.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	66	Ruta Nacional N° 11 Resistencia - Límite Con Formosa Acceso a Colonia Benítez - Margarita Belén - La Leonesa y Empalme Ruta Provincial N° 90	8.080.000	3.744.000	1.371.000	6.205.000	19.400.000	41,00	19,00	7,00	33,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	8	3	Ruta Nacional Nº 7 - San Martín - Mendoza - Km. 1016 - Km. 1036	4.038.000	1.129.000	1.129.000	9.305.000	15.600.000	26,00	8,00	7,00	59,00	100,00
56	604	16	8	5	Ruta Nacional Nº 52 - Empalme Ex Ruta Nacional Nº 40 - Susques - Km. 82,68 - Km. 72,55	4.280.000	944.000	944.000	8.832.000	15.000.000	29,00	7,00	6,00	58,00	100,00
56	604	16	8	7	Ruta Nacional Nº 154 - Empalme Ruta Nacional Nº 35 - km 111	9.726.000	7.383.000	-	-	17.109.000	57,00	43,00	0,00	0,00	100,00
56	604	16	8	8	Ruta Nacional Nº 154 - km 111 - Empalme Ruta Nacional Nº 22	4.981.000	1.023.000	1.023.000	9.972.000	16.999.000	30,00	6,00	6,00	58,00	100,00
56	604	16	8	10	Ruta Nacional Nº 143 - Empalme Ruta Provincial Nº 19 - Acceso a Limay Mahuida	8.608.000	6.542.000	-	-	15.150.000	57,00	43,00	0,00	0,00	100,00
56	604	16	8	18	Ruta Nacional Nº 81, Sección Las Lomitas - Laguna Yema	12.723.000	13.708.000	13.708.000	4.861.000	45.000.000	29,00	7,00	6,00	58,00	100,00
56	604	16	8	19	Ruta Nacional Nº 81, Sección Laguna Yema - Ingeniero Juárez	9.359.000	10.052.000	10.052.000	5.537.000	35.000.000	27,00	7,00	6,00	60,00	100,00
56	604	16	8	20	Ruta Nacional Nº 81 - Sección Ingeniero Juárez - Límite con Salta	12.145.000	13.215.000	8.639.000	1.000.000	34.999.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	21	Ruta Nacional Nº 95 - Empalme Ruta Nacional Nº 81 - Empalme Ruta Nacional Nº 86	6.246.000	7.341.000	1.413.000	-	15.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	22	Ruta Nacional Nº 9, Tramo Yala - Empalme Ruta Nacional Nº 52, Sección Yala - Volcán	8.328.000	9.672.000	-	-	18.000.000	47,00	53,00	0,00	0,00	100,00
56	604	16	8	24	Ruta Nacional Nº 9, Tramo Yala - Empalme Ruta Nacional Nº 52, Sección Volcán - Ruta Nacional Nº 52	3.644.000	12.242.000	5.115.000	-	21.001.000	18,00	58,00	24,00	0,00	100,00
56	604	16	8	25	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79	3.000.000	5.418.000	5.418.000	22.165.000	36.001.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	26	Ruta Nacional Nº 52, Tramo Susques - Empalme Ruta Provincial Nº 70	1.850.000	3.341.000	3.341.000	13.668.000	22.200.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	27	Ruta Nacional Nº 52 - Empalme Ruta Provincial Nº 70 - Límite con Chile	3.701.000	1.313.000	1.313.000	9.672.000	15.999.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	29	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección VI	8.169.000	8.889.000	5.483.000	1.000.000	23.541.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	30	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección V	7.659.000	906.000	906.000	12.602.000	22.073.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	31	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección IV	8.169.000	8.889.000	5.483.000	1.000.000	23.541.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	32	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección III	5.795.000	3.934.000	3.934.000	3.038.000	16.701.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	33	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección II	6.940.000	4.711.000	4.711.000	3.638.000	20.000.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	34	Ruta Nacional Nº 226 - San Carlos de Bolívar - Pehuajó	8.675.000	9.439.000	5.886.000	1.000.000	25.000.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	36	Ruta Nacional Nº 143 - Empalme Ruta Provincial Nº 15 - Puesto Don Armando	6.211.000	4.216.000	4.216.000	3.256.000	17.899.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	37	Ruta Nacional Nº 143 - Tramo Puesto Don Armando - Estancia Las Casuarinas	6.385.000	4.334.000	4.334.000	3.347.000	18.400.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	38	Ruta Nacional Nº188 - Tramo Unión - Límite con San Luis	13.915.000	15.141.000	10.045.000	1.000.000	40.101.000	35,00	4,00	4,00	57,00	100,00

ES COPIA
LUCIA GENTILE
Dirección de Despacho


38

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	8	40	Ruta Nacional N° 101 - Empalme Ruta Nacional N° 14 - San Antonio - Sección I	6.940.000	8.060.000	-	-	15.000.000	47,00	53,00	0,00	0,00	100,00
56	604	16	8	43	Ruta Nacional N° 150 - Tramo San Roque (Empalme Ruta Nacional N° 40) - Peñasquito	7.695.000	8.373.000	5.107.000	1.000.000	22.175.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	45	Ruta Nacional N° 60 - Cortaderas - Las Grutas - Sección II - Km. 1465,84 - Km. 1548,12	9.994.000	11.745.000	2.261.000	-	24.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	46	Ruta Nacional N° 60 -Fiambalá- Cortaderas - Sección I - Km.1.370,75-Km.1.465,84	11.243.000	13.213.000	2.544.000	-	27.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	47	Ruta Nacional N° 95 - Juan José Castelli - Empalme Ruta Provincial N° 3 - Sección II - Km. 1229,94-Km. 1275,9	5.587.000	3.792.000	3.792.000	2.928.000	16.099.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	48	Ruta N° 95 - Empalme Ruta Provincial N°9 - Juan José Castelli - Sección I -Km. 1167,2-Km. 1229,94	5.691.000	3.863.000	3.863.000	2.983.000	16.400.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	49	Ruta N° 16 - Avia Terai - Límite con Santiago del Estero - Sección II -Km. 220,85-Km. 318,84	5.726.000	3.887.000	3.887.000	3.001.000	16.501.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	50	Ruta Nacional N° 16 - Roque Sáenz Peña - Avia Terai - Sección I - Km. 180,88-Km. 220,85	5.760.000	3.910.000	3.910.000	3.019.000	16.599.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	51	Ruta Nacional N° 25 - Las Plumas - Los Altares	2.500.000	4.925.000	2.748.000	49.827.000	60.000.000	5,00	8,00	4,00	83,00	100,00
56	604	16	8	54	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 y Ruta Nacional N°127 - Alcantarilla Transversal Km.44,04 - Sección I - Km.0,00 - Km.44,04	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	55	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 y Ruta Nacional N°127 - Alcantarilla Transversal Km. 44,04 - Sección II - Km. 44,04 - Km. 70,61	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	56	Ruta Nacional N° 119 - Alcantarilla Transversal Km. 70,61 - Empalme Ruta Nacional N° 123 / Sección III - Km. 70,61 - Km. 109,36	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	60	Ruta Nacional (S 40 - Empalme Ruta Nacional N° 23 - Río Limay	3.886.000	1.379.000	1.379.000	10.156.000	16.800.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	61	Ruta Nacional (S 40 - Límite con Chubut - Empalme Ruta Nacional N°23	4.395.000	1.560.000	1.560.000	11.485.000	19.000.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	62	Ruta Nacional N° 150 - San Roque - Arrequintín - Km.248,89 (Zanja Doña Julia) - Km.270,37 (Acceso Dique Cuesta del Viento)	1.456.000	2.629.000	2.629.000	10.758.000	17.472.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	63	Ruta Nacional N° 149 - Empalme Ruta Provincial N° 436 - Empalme Ruta Nacional N° 150 Las Flores Km. 243,79 - Km. 332,70 Acceso a Iglesia	2.100.000	2.759.000	2.759.000	11.286.000	18.904.000	12,00	15,00	14,00	59,00	100,00
56	604	16	8	64	Ruta Nacional N° 157 - Monteagudo - Simoca Km.1.175,05 - Km. 1.234,70	5.899.000	4.004.000	4.004.000	3.092.000	16.889.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	65	Ruta Nacional N° 157 - Lavalle - Monteagudo - Km.1.085,21 - Km. 1.175,05	6.593.000	4.476.000	4.476.000	3.456.000	19.001.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	66	Ruta Nacional ex - N° 9 - Empalme Ruta Nacional N° 9 - Puente Lucas Córdoba	6.940.000	2.463.000	2.463.000	18.135.000	30.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	2	3	Ruta Nacional N° 40 - Río Mayo - Límite con Santa Cruz	10.856.000	32.312.000	48.867.000	38.365.000	130.000.000	9,00	25,00	37,00	29,00	100,00
56	604	22	2	18	Ruta Complementaria I - Empalme Ruta Nacional N° 3 - Límite con Chile	1.250.000	13.991.000	14.759.000	-	30.000.000	5,00	46,00	49,00	0,00	100,00
56	604	22	2	21	Ruta Nacional N° 40 - San Antonio de los Cobres - Límite con Jujuy	2.459.000	38.739.000	63.897.000	44.905.000	150.000.000	2,00	25,00	43,00	30,00	100,00
56	604	22	2	41	Ruta Nacional N° 34 - Mosconi - Tartagal (Avenida Urbana)	1.250.000	13.891.000	14.759.000	-	30.000.000	5,00	46,00	49,00	0,00	100,00


FOLIO
39

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	2	46	Ruta Nacional N° 7 Potrerillos - Límite con Chile	2.778,000	21.090.000	26.385.000	50.000.000	100.253.000	3,00	22,00	26,00	49,00	100,00
56	604	22	2	48	Ruta Nacional N° 150 - Km. 370 - Límite con Chile	2.644.000	31.826.000	33.574.000	-	68.244.000	4,00	46,00	50,00	0,00	100,00
56	604	22	2	50	Ruta Nacional N° 51 - Muñano - San Antonio de los Cobres	3.000.000	65.138.000	57.077.000	49.378.000	174.593.000	1,00	37,00	33,00	29,00	100,00
56	604	22	2	52	Ruta Nacional N° 40 - Malargüe - Límite con Neuquén Sección I - Km. 350 - Km. 379 - Km. 389 - Km. 395	10.195.000	37.096.000	52.209.000	-	99.500.000	11,00	37,00	52,00	0,00	100,00
56	604	22	2	54	Ruta Nacional N° 9 - Circunvalación Acceso Los Alisos - Provincia de Jujuy	9.375.000	11.659.000	3.966.000	-	25.000.000	38,00	47,00	15,00	0,00	100,00
56	604	22	3	27	Ruta Nacional N°A008 Av. Circunvalación de Rosario Km. 20,845 - Km. 29,00	4.167.000	8.208.000	5.801.000	81.824.000	100.000.000	5,00	9,00	5,00	81,00	100,00
56	604	22	3	86	Ruta Nacional N° 23 - Valcheta - Pilcaniyeu - Jacobacci - Pilcaniyeu Viejo - Km. 410 - Km. 537	12.436.000	10.591.000	5.316.000	165.190.000	193.533.000	7,00	6,00	2,00	85,00	100,00
56	604	22	3	66	Ruta Nacional N° 23, Tramo Comallo - Pilcaniyeu Viejo	11.778.000	10.030.000	3.699.000	137.418.000	162.925.000	8,00	6,00	2,00	84,00	100,00
56	604	22	3	86	Ruta Nacional N° 23, Tramo Clemente Onelli - Comallo	10.096.000	8.596.000	3.068.000	117.900.000	139.662.000	8,00	6,00	2,00	84,00	100,00
56	604	22	3	88	Ruta Nacional N° 23 Comallo - Pilcaniyeu Viejo	14.314.000	15.068.000	15.068.000	65.550.000	110.000.000	14,00	7,00	5,00	74,00	100,00
56	604	22	4	41	Ruta Nacional N° 158 - Variante Paso por Villa María	42.501.000	44.827.000	44.827.000	216.918.000	349.073.000	13,00	6,00	1,00	80,00	100,00
56	604	22	4	85	Ruta Nacional N° 89 - Buncho Corral - Empalme Ruta Nacional N° 34	23.589.000	26.167.000	15.300.000	36.913.000	101.969.000	24,00	25,00	15,00	36,00	100,00
56	604	22	4	87	Ruta Nacional N° 40 Sur - Malargüe - Límite con Neuquén - Barrancas Sección II	8.978.000	25.931.000	24.217.000	28.488.000	87.614.000	11,00	30,00	27,00	32,00	100,00
56	604	22	4	89	Ruta Nacional N° 288 - Piedrabuena - Tres Lagos	5.783.000	24.625.000	9.892.000	259.700.000	300.000.000	2,00	9,00	3,00	86,00	100,00
56	604	22	6	25	Ruta Nacional N° 234 - La Rinconada - Junín de Los Andes (Puente son Río Aluminé) - Progresiva 1,00	7.115.000	8.848.000	3.010.000	-	18.973.000	38,00	47,00	15,00	0,00	100,00
56	604	22	6	52	Ruta Nacional N° 34 - San Pedro - Calilegua - Puente sobre FF.CC. Belgrano, sobre Arroyo del Zanjón, sobre Río Negro I y sobre Río Negro III - Jujuy	5.783.000	2.736.000	6.106.000	35.375.000	50.000.000	12,00	6,00	12,00	70,00	100,00
56	604	22	6	53	Ruta Nacional N° 9 - Puente sobre Río Grande - Jujuy	6.940.000	13.991.000	9.068.000	-	30.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	6	67	Ruta Nacional N° 12 - Límite Corrientes / Misiones - Puente sobre Río Zaimán	6.246.000	4.240.000	4.240.000	3.274.000	18.000.000	35,00	24,00	23,00	18,00	100,00
56	604	22	6	73	Ruta Nacional N° 9 - Salta - La Caldera - Puente sobre Río Caldera - (Km. 1.612,21)	6.940.000	4.664.000	8.396.000	-	20.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	6	76	Ruta Nacional N° 9 - Empalme Ruta Nacional N° A012 - Empalme A008 - Puente Acceso a Comuna de Alvear Km. 281,67	6.246.000	4.197.000	7.557.000	-	18.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	6	77	Ruta Nacional N° 9 - Empalme Ruta Nacional N° A012 - Empalme A008 - Puente Acceso a Ciudad de Villa Gobernador Gálvez - Km. 284,4	6.246.000	4.197.000	7.557.000	-	18.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	8	1	Obra Puente sobre Río Xibi Xibi	2.783.000	15.546.000	18.671.000	13.000.000	50.000.000	6,00	31,00	37,00	26,00	100,00
56	604	22	9	2	Ruta Nacional N°40 Límite con Salta-Empalme Ruta Nacional N°52	9.446.000	13.977.000	7.327.000	459.250.000	490.000.000	2,00	3,00	1,00	94,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



40
FOLIO

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	9	2	Ruta Nacional Nº 40 Empalme Ruta Nacional Nº 52 - Coranzulí	14.109.000	15.527.000	8.426.000	506.938.000	545.000.000	3,00	3,00	1,00	93,00	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Coranzulí- Orosmayo	16.849.000	14.186.000	9.159.000	304.806.000	345.000.000	5,00	5,00	2,00	88,00	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Orosmayo - Paicone	17.826.000	16.770.000	8.141.000	322.263.000	365.000.000	5,00	5,00	2,00	88,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7, Límite con Córdoba - Acceso a Fraga	10.927.000	11.632.000	11.632.000	13.043.000	47.234.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7 - Acceso a Fraga - San Luis	8.953.000	3.177.000	3.177.000	23.394.000	38.701.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7 San Luis - Límite con Mendoza	10.289.000	3.651.000	3.651.000	26.885.000	44.476.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	8	Ruta Nacional Nº 86 Tramo Tartagal - Tonono	2.778.000	5.472.000	12.212.000	79.538.000	100.000.000	3,00	6,00	12,00	79,00	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano -Chorrillos Sección I	6.169.000	9.126.000	10.945.000	53.761.000	80.001.000	8,00	12,00	13,00	67,00	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano -Chorrillos Sección II	3.333.000	5.921.000	6.020.000	24.727.000	40.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - San Carlos - La Angostura - Salta	7.567.000	68.321.000	113.949.000	165.163.000	355.000.000	2,00	19,00	32,00	47,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - La Angostura - Payogasta - Salta	4.918.000	71.208.000	118.733.000	175.141.000	370.000.000	1,00	19,00	32,00	48,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Payogasta - Esquina Colorada	5.002.000	21.298.000	10.892.000	362.809.000	400.001.000	2,00	6,00	2,00	90,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Esquina Colorada - Límite con Jujuy	8.378.000	19.656.000	10.001.000	631.966.000	870.001.000	2,00	3,00	1,00	94,00	100,00
56	604	22	9	12	Ruta Nacional Nº149 Estación Tambillos - Límite con San Juan	2.892.000	12.313.000	10.533.000	124.263.000	150.001.000	2,00	9,00	7,00	82,00	100,00
56	604	22	9	12	Ruta Nacional Nº 149 Barreal - Calingasta	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	22	9	22	Ruta Nacional Nº 38 - Río Marapa (Alberdi) - Principio Autopista - Sección II: Acceso a Aguilares - Concepción	11.216.000	9.551.000	1.778.000	64.725.000	87.270.000	13,00	11,00	2,00	74,00	100,00
56	604	22	9	26	Autovía Empalme Ruta Nacional Nº 89 - Acceso a Margarita Belén - Provincia del Chaco Sección I	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	9	26	Autovía Empalme Ruta Nacional Nº 89 - Acceso a Margarita Belén - Autódromo - Provincia del Chaco Sección II	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	8,00	18,00	70,00	100,00
56	604	22	9	28	Puente Ferroautomotor Chaco - Corrientes	4.781.000	20.357.000	8.793.000	586.069.000	620.000.000	1,00	4,00	1,00	94,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S I) - Sección I - Chaco	23.710.000	48.687.000	17.957.000	74.146.000	164.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S II) - Sección II - Chaco	23.710.000	48.687.000	17.957.000	74.146.000	164.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S III) - Sección III - Chaco	22.701.000	46.616.000	17.193.000	70.990.000	157.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S IV) - Sección IV - Santiago del Estero	18.747.000	56.974.000	21.013.000	95.766.000	192.500.000	9,00	30,00	11,00	50,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"


41

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S V) - Sección V - Santiago del Estero	21.188.000	43.507.000	16.046.000	66.259.000	147.000.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VI) - Sección VI - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VII) - Sección VII - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VIII) - Sección VIII - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Corredor Bioceánico Norte Sección IX KM 621,12 - 667,81	20.179.000	41.435.000	15.282.000	63.104.000	140.000.000	15,00	30,00	10,00	45,00	100,00
56	604	22	9	29	Corredor Bioceánico Norte Sección X	20.179.000	41.435.000	15.282.000	63.104.000	140.000.000	15,00	30,00	10,00	45,00	100,00
56	604	22	9	31	Puente Neembucú - Integración Pilar - Bermejo	1.538.000	3.031.000	3.031.000	12.400.000	20.000.000	8,00	16,00	15,00	61,00	100,00
56	604	22	9	36	Ruta Nacional Nº 19 - Tramo - San Francisco - Córdoba	4.232.000	18.019.000	10.903.000	296.126.000	329.280.000	2,00	6,00	3,00	89,00	100,00
56	604	22	9	36	Ruta Nacional Nº 19 , Sección Cañada Jeanmarie - Arroyito	5.758.000	24.516.000	10.747.000	406.980.000	448.001.000	2,00	6,00	2,00	90,00	100,00
56	604	22	9	36	Ruta Nacional Nº 19 , Sección Arroyito - Río Primero	5.655.000	24.078.000	9.770.000	400.497.000	440.000.000	2,00	5,00	2,00	91,00	100,00
56	604	22	9	36	Ruta Nacional Nº 19 , Sección Río Primero - Montecristo	3.917.000	7.716.000	15.570.000	113.797.000	141.000.000	3,00	6,00	11,00	80,00	100,00
56	604	22	9	36	Ruta Nacional Nº 19 , Sección Montecristo - Córdoba	4.153.000	8.181.000	10.401.000	126.765.000	149.500.000	3,00	6,00	6,00	85,00	100,00
56	604	22	9	46	Puente Binacional Salto - Concordia	2.167.000	3.913.000	3.913.000	16.006.000	26.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	9	53	Ruta Nacional Nº 40 - Perito Moreno - Bajo Caracoles, Chimen Aike, Punta Loyola, Carrera Río Turbio (Puente sobre Río Chico)	10.549.000	20.129.000	26.196.000	51.284.000	108.158.000	10,00	19,00	24,00	47,00	100,00
56	604	22	9	64	Ruta Nacional Nº 38 - Paso Externo por la ciudad de Catamarca - Sección 3 - 3: Empalme Avenida Circunvalación (salida a La Rioja) - Inicio Sección 2	2.778.000	5.472.000	5.088.000	36.662.000	50.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	9	77	Ruta Nº 8 - Río Cuarto - Santa Catalina (Ex Holmberg)	5.205.000	2.463.000	1.374.000	20.959.000	30.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	9	85	Puente Reconquista - Goya - Puente Nuevo y Accesos	5.109.000	21.752.000	8.426.000	494.713.000	530.000.000	1,00	5,00	1,00	93,00	100,00
56	604	22	9	87	Ruta Nacional Nº 11 - Nueva Avenida de Circunvalación de Formosa	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	1	Obras Menores Ferrocarril Trasandino	2.708.000	4.891.000	4.891.000	20.010.000	32.500.000	9,00	15,00	15,00	61,00	100,00
56	604	22	10	6	Ruta Nacional Nº 231 - Avenida Circunvalación - Villa la Angostura	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Sección Acceso a Godoy - Acceso a Cervantes	17.003.000	17.898.000	17.898.000	45.201.000	98.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti Sección Acceso a Cervantes Acceso a J.J. Gómez	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Acceso a J.J. Gómez - Acceso a Fernández Oro	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"


MINISTERIO DE ECONOMÍA
FOLIO
42

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Fernández Oro Acceso a Parque Industrial Cipolletti	15.709.000	16.536.000	16.536.000	41.759.000	90.540.000	16,00	9,00	4,00	69,00	100,00
56	604	22	10	9	Ruta Nacional Nº 23 - Pilcaniyeu Viejo - Empalme Ruta Nacional Nº 237 - Secciones I y II	3.652.000	11.303.000	10.363.000	120.090.000	145.468.000	3,00	8,00	7,00	82,00	100,00
56	604	22	10	9	Ruta Nacional Nº 23 - Tramo Pilcaniyeu Viejo - Empalme Ruta Nacional Nº 40, Sección II	15.841.000	18.465.000	16.465.000	86.851.000	135.222.000	12,00	6,00	12,00	70,00	100,00
56	604	22	10	9	Ruta Nacional Nº 23 Pilcaniyeu Viejo - Empalme Ruta Nacional Nº 40 Acceso Complejo Tecnológico Pilcaniyeu	5.436.000	2.572.000	5.739.000	33.248.000	46.995.000	12,00	6,00	12,00	70,00	100,00
56	604	22	10	13	Ruta Nacional Nº 16 - Límite con Chaco - Empalme Ruta Nacional Nº 34 - El Quebrachal - J. V. González	6.940.000	4.711.000	4.711.000	3.638.000	20.000.000	35,00	24,00	23,00	18,00	100,00
56	604	22	10	23	Ruta Nacional Nº 168 - Santa Fe - Túnel Subfluvial Hernandarias - Intercambiador La Guardia - Puente sobre Río Colastiné	14.224.000	7.676.000	15.383.000	102.985.000	140.268.000	11,00	6,00	10,00	73,00	100,00
56	604	22	10	25	Ruta Nacional Nº 178 - Las Rosas - Empalme Ruta Nacional Nº 34	22.655.000	24.443.000	24.443.000	6.458.000	77.999.000	30,00	6,00	6,00	58,00	100,00
56	604	22	10	38	Ruta Nacional Nº 22 - Urbano Zapala - Intersección Rotonda Avenida Futaleuf - Rotonda Empalme Ruta Provincial Nº13	9.831.000	4.651.000	2.595.000	39.584.000	56.661.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	41	Ruta Nacional Nº 3 - Ushuaia - Lapataia - Intersección Avenida Hipólito Irigoyen - Leandro N. Alem - Portal Acceso Parque Nacional Tierra del Fuego	8.097.000	4.925.000	4.580.000	42.399.000	60.001.000	14,00	9,00	7,00	70,00	100,00
56	604	22	10	47	Ruta Nacional Nº 260 - Empalme Ruta Nacional Nº 40 (S) - Empalme Ruta Provincial Nº 51 - Sección 1 y 2	5.738.000	27.624.000	45.188.000	61.450.000	140.000.000	5,00	20,00	32,00	43,00	100,00
56	604	22	10	48	Ruta Nacional Nº 260 - Empalme Ruta Provincial Nº 51 - Límite con Chile - Sección I y Sección II	7.378.000	35.516.000	58.733.000	78.373.000	180.000.000	4,00	19,00	32,00	45,00	100,00
56	604	22	10	49	Ruta Nacional Nº 7 - Variante paso por Palmira	43.152.000	68.241.000	27.007.000	91.600.000	230.000.000	20,00	30,00	11,00	39,00	100,00
56	604	22	10	63	Ruta Nº 14 - Empalme Ruta Provincial Nº 20 (Gramado) - Empalme Ruta Provincial Nº 17 (sección I) - Progresiva 1056,00 - 1090,00	1.127.000	8.103.000	14.083.000	124.761.000	148.074.000	1,00	6,00	9,00	84,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial Nº 5 - Ruta Nacional Nº 20	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Nacional Nº 20 - Ruta Provincial Nº E55	34.700.000	36.528.000	36.528.000	92.244.000	200.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial Nº E55 - Avenida Spilimbergo	52.050.000	55.992.000	55.992.000	135.966.000	300.000.000	18,00	5,00	4,00	73,00	100,00
56	604	22	10	72	Ruta Nacional Nº 3 - Fitz Roy - Gran Bajo San Julián - km. 2164,79 - km. 2184,79	28.405.000	29.901.000	29.901.000	116.440.000	204.647.000	14,00	7,00	3,00	76,00	100,00
56	604	22	10	72	Ruta Nacional Nº 3 - Fitz Roy - Gran Bajo San Julián - km. 2086,00 - km. 2164,79	13.880.000	14.611.000	14.611.000	36.899.000	80.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	73	Ruta Nacional Nº 65 (ex 365) - Empalme Ruta Nacional Nº 38 - Límite con Catamarca	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	10	73	Ruta Nacional Nº 65 Empalme Ruta Nacional Nº 38 - Sección III Alpachiri - Cochuna	9.369.000	4.433.000	2.473.000	37.725.000	54.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	73	Ruta Nacional Nº 65 Empalme Ruta Nacional Nº 38 - Sección IV Cochuna - Límite Tucumán y Catamarca	34.700.000	36.528.000	36.528.000	192.244.000	300.000.000	12,00	6,00	2,00	80,00	100,00
56	604	22	10	76	Puente Internacional Salvador Mazza - Yacuiba	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	81	Autovía Nº 16 - Empalme Ruta Provincial Nº 83 - Acceso Puerto Tirol	23.133.000	24.825.000	24.825.000	27.016.000	99.899.000	24,00	8,00	8,00	60,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	10	84	Ruta Nacional Nº 98 - Bandera - Pinto Sección II	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	84	Ruta Nacional Nº 98 - Bandera - Pinto Sección III	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	10	84	Ruta Nacional Nº 98 - Bandera - Pinto Sección IV	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	10	50	Ruta Nacional Nº 20 - Villa Dolores - Quines - Límite con Córdoba - Quines	3.578.000	1.693.000	945.000	14.409.000	20.625.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Autovía San Francisco - Río Cuarto - Córdoba	4.434.000	18.879.000	8.426.000	313.260.000	344.999.000	2,00	8,00	2,00	88,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - San Francisco - Las Varillas - Sección Saturnino Laspiur - Las Varillas	3.098.000	13.195.000	8.359.000	215.672.000	241.125.000	2,00	6,00	3,00	89,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Las Varillas - Villa María - Sección Las Varillas Las Playosa	3.612.000	15.379.000	6.228.000	255.807.000	281.026.000	2,00	5,00	2,00	91,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Las Varillas Villa María La Playosa Villa María	4.179.000	17.796.000	7.694.000	295.531.000	325.200.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Villa María - General Deheza - Sección Villa María Empalme Ruta Provincial Nº 6	3.528.000	15.021.000	7.327.000	248.623.000	274.499.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - Villa María General Deheza - Sección Empalme Ruta Provincial Nº 6 - General Deheza	2.816.000	11.088.000	8.426.000	195.845.000	219.075.000	2,00	6,00	3,00	89,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - General Deheza - Río IV Sección General Deheza - Puente sobre Río Chucul	3.828.000	16.268.000	7.327.000	270.372.000	297.825.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional Nº 158 - General Deheza Río IV Sección Puente sobre Río Chucul - Río IV	4.423.000	8.713.000	8.454.000	137.635.000	159.225.000	3,00	6,00	5,00	86,00	100,00
56	604	22	11	19	Ruta Nacional Nº 34 - Fin Multitrocha - Límite con Jujuy - Salta	19.675.000	40.400.000	14.900.000	61.525.000	136.500.000	15,00	30,00	10,00	45,00	100,00
56	604	22	11	32	Ruta Nacional Nº 153 - Conexión vial Las Berros - Barreal - Río Nikes - Pampa del Yalguaraz - San Juan	4.028.000	7.935.000	7.378.000	53.159.000	72.500.000	6,00	11,00	10,00	73,00	100,00
56	604	22	11	32	Ruta Nacional Nº 153 - Sección Ingreso a Túnel - El Portezuelo	2.519.000	10.726.000	9.973.000	74.782.000	98.000.000	3,00	11,00	10,00	76,00	100,00
56	604	22	11	32	Ruta Nacional Nº 153 - Sección El Portezuelo - Ruta Nacional Nº 149	4.806.000	9.467.000	8.803.000	63.425.000	86.501.000	6,00	11,00	10,00	73,00	100,00
56	604	22	11	35	Ruta Nacional Nº 66 - Perico - El Milagro - Empalme Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 34 - Jujuy	984.000	17.758.000	26.353.000	14.905.000	60.000.000	2,00	30,00	43,00	25,00	100,00
56	604	22	11	36	Ruta Nacional Nº 66 - Perico - El Cuarteadero - Empalme Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 34 - Jujuy	984.000	17.758.000	26.353.000	14.905.000	60.000.000	2,00	30,00	43,00	25,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Límite con Salta - Acceso San Pedro de Jujuy - Jujuy	1.879.000	27.131.000	44.461.000	64.029.000	137.500.000	1,00	20,00	32,00	47,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Acceso San Pedro de Jujuy - Libertador General San Martín	1.653.000	73.875.000	39.024.000	56.448.000	171.000.000	1,00	19,00	33,00	47,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Sección San Pedro - Puente sobre Río Ledesma	4.171.000	60.230.000	91.589.000	47.510.000	203.500.000	2,00	29,00	45,00	24,00	100,00
56	604	22	11	37	Ruta Nacional Nº 34 - Sección Puente sobre Río Ledesma - Calilegua	1.277.000	32.557.000	50.831.000	25.335.000	110.000.000	1,00	29,00	46,00	24,00	100,00
56	604	22	11	45	Ruta Nº 157 - Variante Bella Vista - Empalme Autopista Ruta Nacional Nº 38 - Provincia de Tucumán	4.858.000	1.724.000	1.724.000	12.694.000	21.000.000	24,00	8,00	8,00	60,00	100,00

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	11	47	Ruta Nº 12 - Acceso a San Benito Av. Almafuerte - Acceso Sur a Paraná - Provincia de Entre Ríos	7.802.000	3.691.000	2.059.000	31.418.000	44.970.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	77	Ruta Nacional S/Nº - Diamante - Parque Nacional Pre Delta	5.943.000	4.034.000	4.034.000	3.115.000	17.126.000	35,00	24,00	23,00	18,00	100,00
56	604	22	11	78	Ruta Nº 154 - Empalme Ruta Nacional Nº 35 - Empalme Ruta Nacional Nº 22 - La Pampa	3.542.000	1.395.000	1.817.000	10.246.000	17.000.000	21,00	9,00	10,00	60,00	100,00
56	604	22	11	83	Ruta Nacional NºA007 - Red de acceso a la Ciudad de Santa Fe	6.299.000	2.960.000	1.663.000	25.383.000	36.305.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	88	Ruta Nacional Nº 12 - Avenida Las Palmeras - Avenida Juan Domingo Perón	11.504.000	9.796.000	12.753.000	85.292.000	119.345.000	10,00	9,00	10,00	71,00	100,00
56	604	22	11	94	Ruta Nacional Nº 153 - Media Agua - Los Berros	2.708.000	5.336.000	10.914.000	46.042.000	65.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	11	95	Rutas Nacional Nº 228 - P73 - Rotonda en Intersección Ruta Nacional Nº 228	4.511.000	2.134.000	1.191.000	18.164.000	26.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	3	Ruta Nacional Nº 9 Pavimentación Colectora e Iluminación	11.278.000	7.578.000	13.644.000	-	32.500.000	35,00	24,00	41,00	0,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 - Vinculación Ruta Nacional Nº 3 Sur y Ruta Nacional Nº 3 Norte	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección II: Distribuidor El Guanaco - El Cholo	5.000.000	9.850.000	12.823.000	92.327.000	120.000.000	5,00	9,00	10,00	76,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección III: Paraje El Cholo - Acceso a Médanos	6.477.000	12.580.000	9.159.000	307.783.000	335.999.000	2,00	4,00	2,00	92,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección IV: Distribuidor El Guanaco - Acceso Puerto Bahía Blanca	1.667.000	3.283.000	6.717.000	28.333.000	40.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	19	Ruta Nacional Nº 40 - Tres Esquinas - Límite con Mendoza	5.000.000	9.850.000	10.991.000	124.159.000	150.000.000	4,00	7,00	7,00	82,00	100,00
56	604	22	12	21	Ruta Nacional Nº 288 - Empalme Ruta Nacional Nº 3 - Puerto Santa Cruz	12.145.000	5.746.000	3.206.000	48.903.000	70.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	12	23	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa I	1.021.000	2.011.000	4.114.000	17.354.000	24.500.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	24	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa II	1.354.000	2.668.000	5.457.000	23.021.000	32.500.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	25	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa III	975.000	1.921.000	3.929.000	16.575.000	23.400.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	29	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 9 Límite con Formosa	8.875.000	4.104.000	2.290.000	34.831.000	50.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	12	30	Ruta Nacional Nº 9 - Autovía Tramo Puente Paraguay - Yala	5.783.000	77.259.000	80.310.000	136.647.000	299.999.000	1,00	25,00	27,00	47,00	100,00
56	604	22	12	40	Ruta Nacional Nº 226 - Empalme Ruta Provincial Nº 65 - Empalme Ruta Nacional Nº 33 Sección II	17.350.000	16.264.000	16.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	40	Ruta Nacional Nº 226 - Empalme Ruta Provincial Nº 65 - Empalme Ruta Nacional Nº 33 Sección IV	14.748.000	15.525.000	15.525.000	39.203.000	85.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	42	Ruta Nacional Nº 11 - Variante Paso por Resistencia	3.856.000	16.417.000	7.327.000	272.400.000	300.000.000	2,00	6,00	2,00	90,00	100,00
56	604	22	12	44	Ruta Nacional Nº 9 - Rosario - Carcarañá - Santa Fe	2.500.000	25.650.000	1.850.000	-	30.000.000	8,00	85,00	7,00	0,00	100,00


45

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	12	46	Ruta Nacional Nº 89 - Quimilí - Suncho Corral	8.940.000	3.283.000	1.832.000	27.945.000	40.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	47	Ruta Nacional Nº 86 - Posta Cambio Zalazar - Límite con Salta	7.062.000	7.455.000	8.426.000	526.515.000	549.458.000	2,00	2,00	1,00	95,00	100,00
56	604	22	12	49	Ruta Nacional Nº 34 - Variante de Paso por Rafaela	2.917.000	6.746.000	11.754.000	49.583.000	70.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	52	Ruta Nacional Nº 130 - Variante Paso por Villaguay - Entre Ríos	833.000	1.042.000	3.358.000	14.187.000	20.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	60	Ruta Nacional Nº 232 (Ex - Ruta Provincial Nº 106) - Empalme Ruta Nacional Nº 152 - Chelforó - Sección I	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	61	Ruta Nacional Nº 232 (Ex - Ruta Provincial Nº 106) - Empalme Ruta Nacional Nº 152 - Chelforó - Sección II	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	69	Ruta Provincial Nº 40 - Tramo II - Puesto Siro - Empalme Ruta Provincial Nº 114	17.097.000	14.560.000	5.415.000	103.350.000	140.422.000	13,00	11,00	3,00	73,00	100,00
56	604	22	12	83	Ruta Nacional Nº 65 - (Ex- Ruta Nº 365) Empalme Ruta Nacional Nº 38 Límite con Catamarca Sección Ruta Nacional Nº 38 - Alpachiri	5.516.000	3.744.000	3.744.000	2.881.000	15.885.000	35,00	24,00	23,00	18,00	100,00
56	604	22	12	88	Ruta Nacional Nº 40 - Villicum - Talacasto	9.446.000	5.746.000	5.343.000	49.465.000	70.000.000	14,00	9,00	7,00	70,00	100,00
56	604	22	12	89	Ruta Nacional Nº 40 - Talacasto - San Roque	12.781.000	7.388.000	6.366.000	63.466.000	90.001.000	15,00	8,00	7,00	70,00	100,00
56	604	22	12	93	Ruta Nacional Nº 101 - Acceso Aeropuerto Puerto Iguazú - Andresito	18.391.000	20.012.000	13.596.000	1.000.000	52.999.000	35,00	4,00	4,00	57,00	100,00
56	604	22	12	96	Ruta Nacional Nº 11 - Autopista Resistencia Formosa	4.498.000	19.153.000	10.991.000	315.358.000	350.000.000	2,00	5,00	3,00	90,00	100,00
56	604	22	13	4	Ruta Nacional Nº 38 - Río Marapa (Juan Bautista Alberdi) - Famaillá	3.996.000	57.714.000	87.553.000	45.737.000	195.000.000	2,00	29,00	45,00	24,00	100,00
56	604	22	13	5	Ruta Nacional Nº 40 - Paso Externo por la Ciudad de Belén	1.250.000	2.463.000	5.037.000	21.250.000	30.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	7	Ruta Nacional Nº 26 - Empalme Ruta Nacional Nº 3 - Pampa del Castillo	3.277.000	13.954.000	7.694.000	145.075.000	170.000.000	2,00	9,00	4,00	85,00	100,00
56	604	22	13	9	Ruta Nacional Nº 237 - Avenida Bustillo entre San Carlos de Bariloche y Llao Llao Sección I	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	11	Ruta Nacional Nº 68 - El Carril - Río Ancho	11.361.000	17.332.000	8.793.000	222.514.000	260.000.000	5,00	7,00	3,00	85,00	100,00
56	604	22	13	16	Ruta Nacional Nº 51 - Campo Quijano - El Tunal - Chorrillos - Alto Tordillos - Alto Tocomar - Cachauri - Paso de Pisco	1.544.000	3.043.000	2.829.000	20.384.000	27.800.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	16	Ruta Nacional Nº 51 San Antonio de los Cobres - Paso Sico Mina La Poma - Alto Chorrillos	2.542.000	5.007.000	10.243.000	43.208.000	61.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	19	Ruta Nacional Nº12 - General Galarza - Nogoyá	2.344.000	12.477.000	9.525.000	165.654.000	190.000.000	2,00	6,00	5,00	87,00	100,00
56	604	22	13	20	Ruta Nogoyá - Villaguay	4.574.000	14.228.000	9.770.000	231.428.000	260.000.000	2,00	6,00	3,00	89,00	100,00
56	604	22	13	24	Ruta Nacional Nº40 - Paicone - La Quiaca	16.734.000	10.671.000	10.562.000	92.032.000	129.999.000	13,00	9,00	8,00	70,00	100,00
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Paicone - Ex Ruta Provincial Nº 64, Sección II	16.734.000	10.671.000	10.562.000	92.032.000	129.999.000	13,00	9,00	8,00	70,00	100,00

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LUCILA GENTILE
Dirección de Despacho


46

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Paicone - Ex Ruta Provincial Nº 64, La Quiaca - Avenida Santa Catalina, Secciones I, II y III	2.570.000	7.394.000	10.991.000	379.045.000	400.000.000	1,00	2,00	2,00	95,00	100,00
56	604	22	13	26	Ruta Nacional Nº 7 - Acceso Este a Mendoza	4.665.000	9.029.000	16.456.000	79.850.000	110.000.000	5,00	9,00	14,00	72,00	100,00
56	604	22	13	27	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 Limite con Chile	12.723.000	7.388.000	6.411.000	63.478.000	90.000.000	15,00	8,00	7,00	70,00	100,00
56	604	22	13	28	Ruta Nacional Nº 14 - Leandro N. Alem - Oberá	2.778.000	5.472.000	5.088.000	36.662.000	50.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	29	Ruta Nacional Nº 12 Variante Yabebiry	1.111.000	2.189.000	2.035.000	14.665.000	20.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	30	Ruta Nacional Nº 12 Variante por Gobernador Roca	2.083.000	4.104.000	8.396.000	35.417.000	50.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	31	Ruta Nacional Nº 86 - Misión La Paz - Tonono	5.783.000	21.625.000	9.159.000	263.432.000	299.999.000	2,00	8,00	3,00	87,00	100,00
56	604	22	13	32	Autovía Ruta Nacional Nº AO12	4.167.000	6.208.000	18.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	33	Ruta Nacional Nº 33 Variante por Pérez	2.570.000	10.945.000	10.177.000	76.308.000	100.000.000	3,00	11,00	10,00	76,00	100,00
56	604	22	13	34	Ruta Nacional Nº 11 - Empalme Ruta Nacional Nº 98 Limite con Chaco	3.856.000	16.417.000	9.158.000	370.569.000	400.001.000	1,00	5,00	2,00	92,00	100,00
56	604	22	13	35	Ruta Nacional Nº 11 - Recreo-San Justo	3.084.000	13.134.000	12.212.000	131.570.000	160.000.000	2,00	9,00	7,00	82,00	100,00
56	604	22	13	36	Ruta Nacional Nº 3 - Hito 1 - San Sebastián	3.547.000	15.104.000	9.159.000	202.190.000	230.000.000	2,00	7,00	3,00	88,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Río Marapa - Famaillá	4.365.000	63.042.000	96.025.000	49.568.000	213.000.000	2,00	29,00	45,00	24,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Tramo Río Marapa - Famaillá Duplicación Calzada, Sección I	4.385.000	8.639.000	14.316.000	77.901.000	105.241.000	5,00	8,00	13,00	74,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Tramo Río Marapa - Famaillá	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	38	Ruta Nacional Nº 38 - Acceso Sur a Catamarca	1.858.000	3.661.000	7.489.000	31.592.000	44.600.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	39	Ruta Nacional Nº 35 - Paso por Santa Rosa	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	41	Ruta Nacional Nº 16 - Viaducto y Adecuación Hidráulica en Intersección con Avenida Sarmiento	8.022.000	4.268.000	2.381.000	36.328.000	51.999.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	42	Ruta Nacional Nº 8 - Intersección con Ruta Provincial Nº 17	10.470.000	7.036.000	12.667.000	-	30.173.000	35,00	24,00	41,00	0,00	100,00
56	604	22	13	46	Ruta Nacional Nº 26 - Pampa del Castillo - Cerro Dragón	4.827.000	1.642.000	1.642.000	12.090.000	20.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	47	Ruta Nacional Nº 12 - Empedrado - Paso de la Patria	15.615.000	16.437.000	16.437.000	41.512.000	90.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	48	Ruta Nacional Nº 12 - Limite con Entre Ríos - Goya	8.097.000	2.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	55	Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 40 - Empalme Ruta Provincial Nº 120 - Variante Virasoro	8.097.000	2.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"



M.E.y F.P.
569

El Poder Ejecutivo Nacional

"2010 - AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2011	RESTO	TOTAL
56	604	22	13	59	Ruta Nacional Nº 143 - Unión Ruta Nacional Nº 143 y Ruta Nacional Nº 146	3.178.000	13.532.000	13.028.000	135.121.000	164.859.000	2,00	9,00	7,00	82,00	100,00
56	604	22	13	60	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección III - Anchoris Ruta Provincial Nº 86	31.776.000	33.450.000	33.450.000	84.469.000	183.145.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	61	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección IV Variante por Tunuyán	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 108 - Km. 120 - San Juan	8.097.000	2.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 120 - Km. 134 (Puente sobre Río Calingasta) - San Juan	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	63	Ruta Nacional Nº 40 - Estabilización de Taludes - San Juan	2.389.000	1.130.000	2.522.000	28.958.000	34.999.000	7,00	4,00	7,00	82,00	100,00
56	604	22	13	65	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Rawson - Trelew - Chubut	10.410.000	4.925.000	2.748.000	41.917.000	60.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	13	66	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Trelew - Gaiman - Chubut	13.880.000	14.811.000	14.811.000	36.899.000	80.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	67	Ruta Nacional Nº 40 Acceso Sur a Mendoza	5.224.000	10.153.000	8.159.000	199.802.000	233.338.000	3,00	9,00	3,00	85,00	100,00
56	604	22	13	71	Construcción Campamento Zarate - Buenos Aires	3.085.000	2.780.000	2.780.000	11.375.000	20.000.000	16,00	14,00	13,00	57,00	100,00
56	604	22	13	73	Construcción de Avenida Urbana en Aguilares - Monteros - Tucumán	15.615.000	16.991.000	11.384.000	1.000.000	45.000.000	35,00	4,00	4,00	57,00	100,00
56	604	22	13	74	Ruta Nacional Nº 23 - Valcheta - Pilcaniyeu - Tramo Los Menucos - Maquinchao (Km. 269 - Km. 340) - Río Negro	7.711.000	6.567.000	14.654.000	71.068.000	100.000.000	8,00	7,00	14,00	71,00	100,00
56	604	22	13	74	Ruta Nacional Nº 23 Valcheta - Pilcaniyeu - Tramo Maquinchao - Jacobacci (Km. 340 - Km.410) - Río Negro	13.880.000	14.811.000	14.811.000	56.898.000	100.000.000	14,00	7,00	10,00	60,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo El Sosneado - La Jaula - Mendoza	3.279.000	47.355.000	78.733.000	70.633.000	200.000.000	1,00	23,00	39,00	37,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo La Jaula - Empalme Ruta Provincial Nº 98 - Mendoza	3.935.000	58.828.000	94.608.000	84.623.000	240.000.000	2,00	23,00	39,00	36,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo Empalme Ruta Provincial Nº 98 - Pareditas - Mendoza	2.295.000	32.168.000	54.605.000	50.918.000	140.000.000	1,00	22,00	39,00	38,00	100,00
56	604	22	13	77	Ruta Nacional Nº 40 - Límite con San Juan - Mendoza	5.141.000	21.889.000	9.159.000	363.811.000	400.000.000	2,00	6,00	2,00	90,00	100,00
56	604	22	13	78	Repavimentación Ruta Nacional Nº 11 - Tramo Rotonda Cruz del Norte - Rotonda Virgen del Carmen - Formosa	5.141.000	16.945.000	8.141.000	75.773.000	100.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	13	79	Construcción de Segunda Calzada Ruta Nacional Nº 11 - Tramo Autovía Formosa - Clorinda - Formosa	5.783.000	24.825.000	9.159.000	260.432.000	299.999.000	2,00	9,00	3,00	86,00	100,00
56	604	22	13	80	Construcción de Segunda Calzada Ruta Nacional Nº 22 - Tramo Plottier - Arroyito - Neuquén	20.820.000	21.917.000	21.917.000	55.345.000	119.999.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	81	Ruta Nacional Nº 3 - Variante Circunvalación Autovía Comodoro Rivadavia - Empalme Ruta Nacional Nº 26 - Chubut	21.688.000	18.469.000	13.052.000	171.792.000	225.001.000	10,00	9,00	5,00	76,00	100,00
56	604	22	13	82	Remodelación de Intercambiador con Autopista Córdoba - Rosario - Provincia de Córdoba	4.827.000	4.196.000	5.462.000	36.531.000	51.116.000	10,00	9,00	10,00	71,00	100,00
56	604	22	13	83	Ruta Nacional Nº 40 - Tramo Bardas Blancas - Malargüe - Mendoza	8.675.000	4.104.000	2.290.000	34.931.000	50.000.000	18,00	8,00	4,00	69,00	100,00

ES COPIA
LUCIA GENTILE
Dirección de Despacho


48

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Circunvalación de Córdoba Juárez Celman - Córdoba	2.542.000	28.448.000	30.011.000	-	61.001.000	4,00	46,00	50,00	0,00	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Juárez Celman - Sinsacate Córdoba	4.241.000	18.844.000	9.159.000	187.755.000	219.999.000	2,00	9,00	4,00	85,00	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Sinsacate - Villa del Totoral Córdoba	3.547.000	85.809.000	94.643.000	-	183.999.000	1,00	46,00	53,00	0,00	100,00
56	604	22	13	85	Ruta Nacional Nº 76 - Tramo Quebrada Santo Domingo - Pircas Negras - La Rioja	11.567.000	24.625.000	9.159.000	404.649.000	450.000.000	3,00	6,00	2,00	89,00	100,00
56	604	22	13	88	Ruta Nacional Nº 75 - Tramo Las Padercitas - Dique Los Sauces - La Rioja	6.940.000	2.463.000	2.463.000	18.135.000	30.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	86	Ruta Nacional Nº 40 - Tramo Los Tambillos - Río Miranda - La Rioja	16.193.000	17.237.000	17.237.000	19.333.000	70.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	89	Construcción Segunda Calzada Ruta Nacional Nº 20 - Tramo Caucete - Avenida de Circunvalación - San Juan	15.061.000	12.450.000	12.450.000	90.040.000	130.001.000	12,00	10,00	9,00	69,00	100,00
56	604	22	13	90	Construcción Segunda Calzada Ruta Nacional Nº 40 - Tramo Avenida de Circunvalación - Albardón - San Juan	27.760.000	30.207.000	21.032.000	1.000.000	79.999.000	35,00	4,00	4,00	57,00	100,00
56	604	22	13	95	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79 - Jujuy	3.701.000	1.313.000	1.313.000	9.672.000	15.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	96	Repavimentación y Ensanche Ruta Nacional Nº 3 - San Antonio Oeste - Ruta Provincial Nº 61 - Río Negro	5.000.000	9.850.000	9.159.000	65.991.000	90.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	97	Repavimentación y Ensanche Ruta Nacional Nº 3 - Ruta Provincial Nº 61 - Sierra Grande - Río Negro	4.944.000	9.741.000	9.057.000	65.258.000	89.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	98	Repavimentación y Ensanche Ruta Nacional Nº 3 - Sierra Grande - Límite con Chubut - Río Negro	2.367.000	10.080.000	9.373.000	70.280.000	92.100.000	3,00	11,00	10,00	76,00	100,00
56	604	22	13	99	Repavimentación y Ensanche Ruta Nacional Nº 251 General Conesa - Acceso a San Antonio Oeste - Río Negro	4.950.000	9.752.000	9.067.000	65.331.000	89.100.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	2	Repavimentación Camino del Buen Ayre	7.711.000	8.208.000	12.212.000	71.868.000	99.999.000	8,00	9,00	12,00	71,00	100,00
56	604	22	14	3	Plan de Remediación de Canteras - Rutas Varias	17.350.000	18.264.000	18.264.000	96.122.000	150.000.000	12,00	6,00	7,00	75,00	100,00
56	604	22	14	4	Ruta Nacional Nº 9 Avenida Circunvalación - Canal San Cayetano y Avenida Del Campo Km. 1288,15 - Km. 1300,05	16.193.000	32.645.000	21.162.000	-	70.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	14	5	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 72,06 - Km. 118,88	3.889.000	7.661.000	7.124.000	51.326.000	70.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	6	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 118,88 - Km. 147,67	2.478.000	4.881.000	4.539.000	32.702.000	44.600.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	7	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 147,67 - Km. 160,62	1.183.000	2.331.000	2.168.000	15.618.000	21.300.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	8	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 160,62 - Km. 180,87	1.717.000	3.382.000	3.145.000	22.657.000	30.901.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	9	Ruta Nacional Nº 9, Ruta Nacional Nº 11 y Ruta Nacional Nº 33 - Red de Accesos a Rosario	30.016.000	31.597.000	31.597.000	79.791.000	173.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	12	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 2 - Límite entre Santa Fe y Chaco - Km. 768,77 - Km. 813,09	24.760.000	26.064.000	26.064.000	65.821.000	142.709.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	13	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 2 - Límite entre Santa Fe y Chaco - Km. 813,09 - Km. 862,64	8.328.000	3.940.000	2.198.000	33.534.000	48.000.000	18,00	9,00	4,00	69,00	100,00

ESCORIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
49

M.E.y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	14	Ruta Nacional Nº 3 - Km. 1910,00 - Km. 1970,00	31.230.000	32.875.000	32.875.000	83.020.000	180.000.000	19,00	8,00	4,00	69,00	100,00
56	604	22	14	17	Ruta Nacional Nº 52 - Empalme Ruta Provincial Nº 79 - Susques (Km. 62,68) - (Km. 79,85)	6.534.000	4.436.000	4.436.000	3.425.000	18.831.000	35,00	24,00	23,00	18,00	100,00
56	604	22	14	18	Ruta Nacional Nº 38 - Límite con La Rioja - Río Ongoli	19.278.000	20.521.000	12.212.000	197.989.000	250.000.000	8,00	9,00	4,00	79,00	100,00
56	604	22	14	19	Ruta Nacional Nº 7 - Empalme ex Ruta Nacional Nº 7 y Actual Ruta Nacional Nº 7	7.403.000	10.507.000	10.507.000	51.584.000	80.001.000	10,00	13,00	13,00	64,00	100,00
56	604	22	14	20	Autopista Ricchieri - Cañuelas - Acceso Cañuelas	1.406.000	2.769.000	2.575.000	18.551.000	25.301.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	21	Ruta Nacional Nº 1 - Intercambiador Ensenada - Avenida del Petróleo	2.570.000	10.945.000	9.770.000	176.715.000	200.000.000	2,00	8,00	4,00	86,00	100,00
56	604	22	14	22	Ruta Nacional Nº 35 - Bahía Blanca - Nueva Roma	6.300.000	3.130.000	3.130.000	20.121.000	32.681.000	20,00	10,00	9,00	61,00	100,00
56	604	22	14	23	Ruta Nacional Nº 35 - Nueva Roma - San Germán	4.742.000	3.365.000	3.365.000	19.275.000	30.747.000	16,00	11,00	10,00	63,00	100,00
56	604	22	14	24	Ruta Nacional Nº 35 - San Germán - Límite entre Buenos Aires y La Pampa	3.906.000	4.220.000	4.220.000	21.803.000	34.149.000	12,00	13,00	12,00	63,00	100,00
56	604	22	14	25	Ruta Nacional Nº 119 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Nacional Nº 123 - Sección I	8.246.000	3.657.000	3.657.000	24.540.000	40.100.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	26	Ruta Nacional Nº 119 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Nacional Nº 123 - Sección II	8.431.000	3.739.000	3.739.000	25.090.000	40.999.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	27	Ruta Nacional Nº 119 - Empalme Ruta Nacional Nº 14 - Empalme Ruta Nacional Nº 123 - Sección III	8.225.000	3.648.000	3.648.000	24.478.000	39.999.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	28	Ruta Nacional Nº 127 - Federal - Empalme Ruta Nacional Nº 14	20.820.000	22.163.000	22.163.000	24.855.000	90.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	14	29	Ruta Nacional Nº 18 - Tramo I: Intersección Ruta Nacional Nº 12 - Intersección Ruta Provincial Nº 32	8.188.000	17.433.000	9.159.000	283.789.000	318.569.000	3,00	6,00	2,00	89,00	100,00
56	604	22	14	30	Ruta Nacional Nº 18 - Tramo II: Intersección Ruta Provincial Nº 32 - Intersección Ruta Provincial Nº 6	13.664.000	12.875.000	9.159.000	495.883.000	531.581.000	3,00	3,00	1,00	93,00	100,00
56	604	22	14	31	Ruta Nacional Nº 18 - Tramo III: Intersección Ruta Provincial Nº 6 - Intersección Ruta Provincial Nº 20	4.124.000	8.125.000	12.620.000	74.111.000	98.980.000	5,00	9,00	12,00	74,00	100,00
56	604	22	14	32	Ruta Nacional Nº 18 - Tramo IV: Intersección Ruta Provincial Nº 20 - Progresiva 180+606	4.047.000	17.234.000	9.159.000	284.490.000	314.930.000	2,00	6,00	2,00	90,00	100,00
56	604	22	14	33	Ruta Nacional Nº 18 - Tramo V: Progresiva 180+606 - Intersección Ruta Nacional Nº 14	4.253.000	18.111.000	9.159.000	299.436.000	330.959.000	2,00	6,00	2,00	90,00	100,00
56	604	22	14	34	Ruta Nacional Nº 40 - Las Tucumanesas - Sañogasta - Sección I	4.627.000	9.850.000	7.327.000	68.196.000	90.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	14	35	Ruta Nacional Nº 73 - Anguinán - Empalme Ruta Nacional Nº 75 - Sección I	15.422.000	14.531.000	9.159.000	360.888.000	400.000.000	4,00	4,00	2,00	90,00	100,00
56	604	22	14	36	Ruta Nacional Nº 73 - Anguinán - Empalme Ruta Nacional Nº 75 - Sección II	15.422.000	14.531.000	9.159.000	360.888.000	400.000.000	4,00	4,00	2,00	90,00	100,00
56	604	22	14	37	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección I	635.000	1.251.000	2.559.000	10.794.000	15.239.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	38	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección II	1.865.000	3.674.000	7.516.000	31.706.000	44.761.000	5,00	9,00	16,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"



50

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E. y F.P.

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	39	Ruta Nacional N° 7 - Empalme Ruta Nacional N° 40 - Límite con Chile - Sección III	2.500.000	4.515.000	4.515.000	18.471.000	30.001.000	8,00	15,00	15,00	61,00	100,00
56	604	22	14	40	Ruta Nacional N° 188 - General Alvear - Malargüe - Sección II	3.333.000	6.507.000	14.654.000	95.445.000	119.999.000	3,00	8,00	12,00	79,00	100,00
56	604	22	14	41	Ruta Nacional N° 7 - Potrerillos - Uspallata	1.230.000	16.278.000	903.000	11.589.000	30.000.000	5,00	54,00	3,00	38,00	100,00
56	604	22	14	42	Ruta Nacional N° 7 - Potrerillos - Uspallata - Variante Uspallata	1.640.000	23.677.000	35.188.000	19.495.000	80.000.000	3,00	30,00	43,00	24,00	100,00
56	604	22	14	43	Ruta Nacional N° 145 - Bardas Blancas - Hito Pehuenche - Km. 0 - Km. 13	1.840.000	23.877.000	28.015.000	6.068.000	60.000.000	3,00	40,00	47,00	10,00	100,00
56	604	22	14	44	Ruta Nacional N° 22 - Variante por Plaza Huincul y Cutral Có	2.827.000	6.020.000	4.478.000	41.675.000	55.000.000	8,00	11,00	6,00	75,00	100,00
56	604	22	14	45	Variante Ruta Nacional N° 22 - Intersección Ruta Provincial N° 7 - Calle Conquistadores del Desierto	2.506.000	9.782.000	9.782.000	42.930.000	65.000.000	4,00	15,00	15,00	66,00	100,00
56	604	22	14	47	Ruta Nacional N° 281 - Puerto Deseado - Empalme Ruta Nacional N° 3 - Km.32,55	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	14	48	Ruta Nacional A012-34 - Empalme Ruta Nacional N° 9 (Oeste) - Empalme Ruta Nacional N°11 - Empalme Ruta N° A006 - Empalme Ruta N° A012	12.145.000	5.746.000	3.206.000	48.903.000	70.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	49	Ruta Nacional N° 34 - San Vicente - Rafaela	1.667.000	3.010.000	3.010.000	12.314.000	20.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	14	50	Enlace Ruta Nacional N° 9 con Ruta Nacional N°34 en Santiago del Estero	3.856.000	8.208.000	7.327.000	130.609.000	150.000.000	3,00	6,00	4,00	87,00	100,00
56	604	22	14	51	Ruta sin N° - Empalme Ruta Nacional N° 3 (San Sebastián)	2.778.000	5.472.000	12.212.000	79.538.000	100.000.000	3,00	6,00	12,00	78,00	100,00
56	604	22	14	52	Ruta sin N° - Empalme Complejo C - Empalme Complejo B	2.667.000	5.253.000	11.724.000	60.356.000	80.000.000	4,00	7,00	14,00	75,00	100,00
56	604	22	14	53	Ruta sin N° - Empalme Complejo B - Empalme Complejo D	2.083.000	4.104.000	8.396.000	35.417.000	50.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	54	Ruta Nacional N° 3 - Tolhuin - Ushuaia - Km. 3006 - Km. 3049	4.167.000	2.736.000	1.527.000	16.571.000	25.001.000	17,00	11,00	6,00	66,00	100,00
56	604	22	14	55	Ruta Nacional N° 9 - Arroyo Mista - San Miguel de Tucumán	5.783.000	11.659.000	7.558.000	-	25.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	14	56	Ruta Nacional N° 158 - San Francisco - Las Varillas - Km. 0 - Km. 35,00	2.429.000	3.448.000	5.770.000	30.353.000	42.000.000	6,00	9,00	13,00	72,00	100,00
56	604	22	14	57	Ruta Nacional N° 158 - San Francisco - Las Varillas - Km. 35,00 - Km. 78,00	2.834.000	4.022.000	6.732.000	35.412.000	49.000.000	6,00	9,00	13,00	72,00	100,00
56	604	22	14	58	Ruta A016 - Empalme Ruta Nacional N° 9 - Empalme Ruta Nacional N° 34 (Siete de Abril)	18.085.000	20.090.000	20.090.000	50.734.000	109.999.000	18,00	9,00	4,00	68,00	100,00
56	604	22	14	59	Ruta Nacional N° 16 Autovía Makallé - Presidente Roque Sáenz Peña	5.783.000	24.625.000	9.159.000	560.432.000	599.999.000	1,00	5,00	1,00	93,00	100,00
56	604	22	14	60	Ruta Nacional N° 11 Autovía Empalme Ruta Provincial N° 13 - Resistencia	5.000.000	9.850.000	9.159.000	95.991.000	120.000.000	5,00	9,00	7,00	79,00	100,00
56	604	22	14	61	Ruta Nacional N° 22 Chimpay - Valle Regina Km. 1050 - Km. 1112	3.470.000	14.775.000	11.907.000	149.848.000	180.000.000	2,00	9,00	6,00	83,00	100,00
56	604	22	14	62	Ruta Nacional N° 78 Puente Río Capayán - Famatina	1.042.000	2.052.000	4.198.000	17.708.000	25.000.000	5,00	9,00	16,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	63	Ruta Nacional Nº 9 Autovía Santiago del Estero - Termas Río Hondo	3.856.000	16.417.000	9.159.000	270.569.000	300.001.000	2,00	5,00	3,00	90,00	100,00
56	604	22	14	64	Ruta Nacional Nº 33 Autovía Rufino - Rosario	7.711.000	7.285.000	9.159.000	975.864.000	999.999.000	1,00	1,00	1,00	97,00	100,00
56	604	22	14	65	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección I: Camino a Ingeniero White (Km. 8,65) - Estancia Don Enrique (km. 41,00)	3.781.000	10.397.000	8.548.000	167.273.000	189.999.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	66	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección II: Ea. Don Enrique (Km. 41,00) - Río Sauce Chico (Km. 73,00)	3.781.000	10.397.000	8.548.000	167.273.000	189.999.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	67	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección III: Río Sauce Chico (Km. 73,00) - Arroyo Cochenleofú Chico (Km. 102,21)	3.383.000	9.303.000	9.770.000	147.545.000	170.001.000	2,00	6,00	5,00	87,00	100,00
56	604	22	14	68	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección IV: Arroyo Cochenleofú Chico (Km. 102,21) - Empalme Ruta Provincial Nº 67 (Km. 133,65)	3.582.000	9.850.000	7.327.000	159.241.000	180.000.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	69	Ruta Nacional Nº 40 Villa Aberastain - San Juan Km. 3444,89 - Km. 3458,72	1.944.000	3.831.000	3.562.000	25.663.000	35.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	70	Ruta Nacional Nº 18 Acceso a la Ciudad de Salta	1.108.000	12.405.000	13.067.000	-	26.600.000	5,00	46,00	49,00	0,00	100,00
56	604	22	14	72	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 1B) Distribuidor Ruta Provincial Nº 39 - Ruta Provincial Nº 192 (Parada Robles) (Km. 69,2 - Km. 78,1)	23.543.000	24.707.000	24.707.000	72.042.000	144.999.000	17,00	8,00	8,00	67,00	100,00
56	604	22	14	73	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 2) Ruta Provincial Nº 192 (Parada Robles) - San Antonio de Areco y Variante San Antonio de Areco (Km. 78,1 - Km. 114,857)	41.135.000	44.213.000	44.213.000	196.439.000	326.000.000	13,00	4,00	4,00	79,00	100,00
56	604	22	14	74	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 3) Fin Variante San Antonio de Areco - Inicio Variante Arrecifes (Km. 114,857 - Km. 171,20)	5.691.000	9.886.000	9.886.000	154.537.000	180.000.000	4,00	6,00	5,00	85,00	100,00
56	604	22	14	75	Ruta Autopista Nº 8 Autopista Pilar - Pergamino (Tramo: 4) Inicio Variante Arrecifes - Acceso a Fontezuela (Km. 171,20 - Km. 212,9)	11.181.000	10.535.000	9.159.000	549.125.000	580.000.000	2,00	2,00	1,00	95,00	100,00
56	604	22	14	76	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 5) Variante Pergamino desde Acceso a Fontezuela a Fin de Autopista (Km. 212,9 - Km. 237,5)	2.570.000	10.845.000	10.177.000	76.308.000	100.000.000	3,00	11,00	10,00	76,00	100,00
56	604	26	3	1	Malla 209 B - II - Provincia de Santa Fe	719.000	1.416.000	3.159.000	37.823.000	43.117.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	6	Malla 113- II	9.056.000	4.286.000	9.564.000	107.618.000	130.524.000	7,00	4,00	7,00	82,00	100,00
56	604	26	3	17	Malla 101 B - II - Provincia de Santa Cruz	1.350.000	2.660.000	5.937.000	71.076.000	81.023.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	28	Malla 105 - II - Nacional	833.000	1.642.000	3.664.000	43.861.000	50.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	31	Malla 209 C - Provincia de Santa Fe	6.970.000	3.298.000	7.359.000	82.811.000	100.438.000	7,00	4,00	7,00	82,00	100,00
56	604	26	3	32	Malla 212 - Provincia de Córdoba	10.148.000	19.413.000	33.397.000	110.413.000	173.371.000	6,00	12,00	19,00	63,00	100,00
56	604	26	3	33	Malla 230 - Provincia de Córdoba	953.000	12.082.000	19.927.000	74.944.000	107.906.000	1,00	12,00	18,00	69,00	100,00
56	604	26	3	37	Malla 532 - Provincia de Corrientes	2.535.000	14.581.000	15.979.000	62.560.000	95.655.000	3,00	16,00	16,00	65,00	100,00
56	604	26	3	42	Malla 201 A - II - Provincia de Buenos Aires	1.437.000	2.830.000	6.316.000	75.619.000	86.202.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	43	Malla 201 B - II - Provincia de Buenos Aires	1.335.000	2.630.000	5.869.000	70.270.000	80.104.000	2,00	4,00	7,00	87,00	100,00



M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	5	Malla 130	4.293.000	2.611.000	5.828.000	66.803.000	79.535.000	6,00	4,00	7,00	83,00	100,00
56	604	26	4	6	Malla 334	936.000	1.844.000	4.114.000	49.257.000	56.151.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	12	Malla 506 - II - Provincia de Entre Ríos	1.417.000	2.791.000	6.228.000	74.564.000	85.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	13	Malla 337	2.058.000	4.054.000	9.046.000	108.305.000	123.463.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	15	Malla 435	1.076.000	13.633.000	22.874.000	84.173.000	121.756.000	1,00	12,00	18,00	69,00	100,00
56	604	26	4	17	Malla 440	1.771.000	3.488.000	7.785.000	93.201.000	106.245.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	18	Malla 531 - Provincia de Formosa	2.743.000	13.618.000	9.277.000	100.966.000	126.604.000	3,00	11,00	7,00	79,00	100,00
56	604	26	4	19	Malla 535	5.000.000	3.283.000	7.327.000	84.389.000	99.999.000	5,00	4,00	7,00	84,00	100,00
56	604	26	4	20	Malla 101 A - II - Nacional	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	22	Malla 111 - II	2.902.000	2.472.000	5.516.000	64.387.000	75.277.000	4,00	4,00	7,00	85,00	100,00
56	604	26	4	23	Malla 120 - II - Río Negro	7.460.000	14.151.000	15.509.000	55.716.000	92.836.000	9,00	15,00	16,00	60,00	100,00
56	604	26	4	26	Malla 209 A - II	3.778.000	2.298.000	5.129.000	58.794.000	69.999.000	6,00	4,00	7,00	83,00	100,00
56	604	26	4	27	Malla 135	2.065.000	4.108.000	9.166.000	109.741.000	125.100.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	28	Malla 136	2.471.000	4.868.000	10.864.000	130.066.000	148.269.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	30	Malla 401 A - II - Provincia de Salta	8.561.000	12.088.000	19.934.000	67.349.000	107.952.000	8,00	12,00	18,00	62,00	100,00
56	604	26	4	34	Malla 503 - II - Provincia de Corrientes	8.241.000	21.503.000	36.517.000	125.783.000	192.044.000	5,00	11,00	19,00	65,00	100,00
56	604	26	4	35	Malla 510 - II	5.381.000	10.318.000	11.308.000	40.883.000	67.690.000	8,00	16,00	16,00	60,00	100,00
56	604	26	4	36	Malla 211 - Provincia de Buenos Aires	6.079.000	13.679.000	22.943.000	79.467.000	122.168.000	5,00	12,00	18,00	65,00	100,00
56	604	26	4	38	Malla 537 - I	1.750.000	3.448.000	7.694.000	92.109.000	105.001.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	39	Malla 630 - I	3.215.000	13.679.000	22.903.000	82.215.000	122.012.000	3,00	12,00	18,00	67,00	100,00
56	604	26	4	41	Malla 233 - II	1.156.000	2.277.000	5.082.000	60.839.000	69.354.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	43	Malla 338 - I	936.000	1.844.000	4.116.000	49.277.000	56.173.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	44	Malla 331 - I	1.167.000	2.300.000	5.132.000	61.439.000	70.038.000	2,00	4,00	7,00	87,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho



FOLIO
53

M.E.y F.P.
569

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	45	Malla 114 - Nacional	2.105.000	4.147.000	9.255.000	110.799.000	126.306.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	46	Malla 140 - I	5.642.000	4.804.000	10.722.000	125.158.000	146.326.000	4,00	4,00	7,00	85,00	100,00
56	604	26	4	48	Malla 634	2.991.000	5.893.000	13.152.000	157.453.000	179.489.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	49	Malla 512 A	667.000	1.313.000	2.931.000	35.089.000	40.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	50	Malla 512 B	867.000	1.707.000	3.810.000	45.616.000	52.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	51	Malla 115	1.026.000	2.021.000	4.509.000	53.986.000	61.542.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	53	Malla 403	10.194.000	19.500.000	25.338.000	119.120.000	174.152.000	6,00	12,00	14,00	68,00	100,00
56	604	26	4	54	Malla 306	10.072.000	14.188.000	23.700.000	78.745.000	126.705.000	8,00	12,00	18,00	62,00	100,00
56	604	26	4	63	Malla 231	1.039.000	2.046.000	4.566.000	54.662.000	62.313.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	66	Malla 314	1.555.000	8.842.000	9.881.000	38.368.000	58.666.000	3,00	16,00	16,00	65,00	100,00
56	604	26	4	69	Malla 305 - Nacional	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	70	Malla 339 - Provincia de San Juan	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	71	Malla 635 - Provincia de Chubut	2.556.000	5.035.000	11.237.000	134.532.000	153.360.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	72	Malla 137 - Provincia de La Pampa	1.747.000	3.441.000	7.679.000	91.933.000	104.800.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	74	Ruta Nº 95 - Malla 505	7.053.000	13.524.000	14.821.000	53.325.000	88.723.000	8,00	16,00	16,00	60,00	100,00
56	604	26	4	76	Ruta Nº 251 - 3 - Malla 138	2.000.000	3.940.000	8.793.000	105.267.000	120.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	77	Malla 409 A	2.500.000	4.925.000	10.991.000	131.584.000	150.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	78	Ruta Nº 9 - 11 - 33 - 34 - A012 - Malla 202 B - Santa Fe	11.144.000	5.273.000	11.766.000	132.399.000	160.582.000	7,00	4,00	7,00	82,00	100,00
56	604	26	4	79	Ruta A007 - 169 - Malla 232 - Santa Fe	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	80	Malla 235	4.985.000	9.820.000	14.587.000	269.688.000	299.080.000	2,00	4,00	4,00	90,00	100,00
56	604	26	4	81	Malla 540	2.402.000	4.732.000	10.560.000	126.431.000	144.125.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	82	Malla 439	1.369.000	2.697.000	6.019.000	72.066.000	82.151.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	83	Malla 541	1.303.000	2.567.000	5.728.000	68.576.000	78.174.000	2,00	4,00	7,00	87,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



54

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	84	Malla 408 D - Tucumán - Santiago del Estero	1.919.000	3.761.000	8.438.000	101.025.000	115.163.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	85	Malla 402 - A	1.450.000	16.228.000	6.374.000	62.842.000	86.894.000	2,00	19,00	7,00	72,00	100,00
56	604	26	4	86	Malla 402 - B	1.813.000	16.020.000	7.972.000	82.995.000	108.800.000	2,00	15,00	7,00	76,00	100,00
56	604	26	4	87	Malla 407	2.279.000	4.489.000	10.018.000	119.942.000	136.728.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	88	Malla 302	2.458.000	4.843.000	10.808.000	129.392.000	147.501.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	90	Malla 129	1.940.000	3.823.000	8.531.000	102.130.000	116.424.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	91	Malla 301	3.537.000	6.968.000	13.789.000	187.917.000	212.211.000	2,00	4,00	6,00	88,00	100,00
56	604	26	4	92	Malla103	2.457.000	4.840.000	10.800.000	129.305.000	147.402.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	93	Malla 108 A	2.204.000	4.342.000	9.690.000	116.010.000	132.246.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	94	Malla 123 B	2.178.000	4.292.000	9.577.000	114.660.000	130.707.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	95	Malla 109	2.996.000	5.902.000	13.170.000	157.672.000	179.740.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	96	Malla 131	2.826.000	5.571.000	12.431.000	148.830.000	169.660.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	97	Malla 207/304	1.846.000	3.636.000	8.114.000	97.141.000	110.737.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	98	Malla 104	1.927.000	3.797.000	8.473.000	101.443.000	115.640.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	1	Malla 340	1.834.000	3.613.000	8.062.000	96.517.000	110.026.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	2	Malla 116 B	1.710.000	3.368.000	7.516.000	89.980.000	102.574.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	3	Malla 117 A	1.670.000	3.289.000	7.340.000	87.872.000	100.171.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	4	Malla 404	2.233.000	4.399.000	9.817.000	117.534.000	133.983.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	5	Malla 338	3.615.000	7.121.000	15.892.000	190.263.000	216.891.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	6	Malla 542	2.402.000	4.732.000	10.560.000	126.431.000	144.125.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	7	Malla 509	2.277.000	4.485.000	10.010.000	119.839.000	136.611.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	8	Malla 513 B	1.499.000	2.953.000	6.590.000	78.895.000	89.937.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	9	Malla 102 A	2.050.000	4.039.000	9.012.000	107.899.000	123.000.000	2,00	4,00	7,00	87,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCIA GENTILE
Dirección de Despacho


FOLIO
55

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC
PARIS
BRUSSELS
LONDON
MOSCOW

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

Writer's Direct Dial (212) 225-2184
E-Mail: fgaray@cgsh com


RECEIVED
SEP 30 2011
191

September 30, 2011

BY HAND

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Filing Desk

Re: Republic of Argentina 2010 Annual Report Form SE and Exhibit C

To Whom It May Concern

On behalf of the Republic of Argentina ("Argentina") and in connection with the electronic submission of Argentina's Annual Report on Form 18-K with respect to the year ended December 31, 2010, I have enclosed for filing four (4) conformed copies of Form SE and four (4) copies of Exhibit C to Argentina's Form 18-K. The exhibit is being filed in paper format in accordance with Rule 306(c) of Regulation S-T.

Should you have any questions or need any further information with respect to this filing, please contact me at (212) 225-2184.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Francisco J. Garay

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	5	10	Malla 102 B	3.450.000	6.797.000	13.413.000	183.341.000	207.001.000	2,00	4,00	6,00	88,00	100,00
56	604	26	5	11	Malla 408 A	1.719.000	3.386.000	7.556.000	90.461.000	103.122.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	12	Malla 408 B	2.501.000	4.926.000	10.994.000	131.618.000	150.039.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	13	Malla 408 C	2.579.000	5.080.000	11.337.000	135.732.000	154.728.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	14	Malla 215	1.038.000	2.045.000	4.565.000	54.650.000	62.298.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	15	Malla 216 - A	1.091.000	2.150.000	4.797.000	57.436.000	65.474.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	16	Malla 216 - B	1.079.000	2.125.000	4.741.000	56.765.000	64.710.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	17	Malla 636	1.577.000	3.106.000	6.932.000	82.987.000	94.602.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	18	Malla 312	3.289.000	16.480.000	57.257.000	120.326.000	197.352.000	2,00	9,00	29,00	60,00	100,00
56	604	26	5	19	Malla 1176	3.208.000	6.319.000	16.443.000	166.483.000	192.453.000	2,00	4,00	8,00	86,00	100,00
56	604	26	5	22	Malla 341	2.000.000	3.940.000	1.465.000	112.594.000	119.999.000	2,00	4,00	1,00	93,00	100,00
56	604	26	5	23	Malla 601 - Ruta Nº 3	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	24	Malla 602 - Ruta Nº 3	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	25	Malla 543 - Ruta Nº 12- Limite con Entre Rios - Empalme Ruta Provincial Nº 25	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	26	Malla 303 - Ruta Nº 38 - y Ruta Nº 75 - Empalme Ruta Nacional Nº 74 (Patquía) - Limite con Catamarca / La Rioja -Aminga	2.667.000	3.283.000	7.327.000	86.723.000	100.000.000	3,00	4,00	7,00	86,00	100,00
56	604	38	0	17	Autovía 201 entre Ruta Provincial Nº 4 y Calle General Hornos, Partido de 3 de Febrero - Provincia de Buenos Aires	24.815.636	39.705.915	17.197.236	1.000.000	82.718.787	30,00	48,00	21,00	1,00	100,00
56	604	38	0	20	Autovía Ruta Provincial Nº 215 Tramo Ruta Provincial Nº 29 - Brandsen Ruta Provincial Nº 6 La Plata - Brandsen, Provincia de Buenos Aires	16.726.200	26.436.543	11.591.257	1.000.000	55.754.000	30,00	47,00	21,00	2,00	100,00
56	604	38	0	31	Caminos Acceso Central Nuclear Atucha - Acceso a Las Palmas - Provincia de Buenos Aires	5.081.250	7.795.212	3.521.306	539.732	16.937.500	30,00	46,00	21,00	3,00	100,00
56	604	39	0	5	Obra 223a Corredores Viales 3 Ruta Nacional Nº 11 Arocena - Santo Tomé - Santa Fe	13.640.700	10.821.622	20.006.678	1.000.000	45.469.000	30,00	24,00	44,00	2,00	100,00
56	613	20	1	41	Construcción de Sistema Cloacal - Luján - Buenos Aires	25.100.000	20.000.000	12.900.000	-	58.000.000	45,00	35,00	20,00	0,00	100,00
56	613	20	1	58	Construcción de Acueducto Sur 2º Etapa - Salta	15.000.000	15.000.000	15.000.000	25.000.000	70.000.000	25,00	25,00	25,00	25,00	100,00
56	613	20	1	61	Sistema Integral de Desagües Cloacales - Gran San Juan	27.000.000	300.000	-	-	27.300.000	100,00	0,00	0,00	0,00	100,00
56	613	20	1	89	Sistema de Desagües Cloacales - Gran Tucumán	18.378.000	15.000.000	15.000.000	1.622.000	50.000.000	36,00	30,00	30,00	4,00	100,00

LUCILA GENTILE ESCOBAR
Dirección de Despacho



"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	1	92	Construcción de Sistema Integral Cloacal - Córdoba	20.500.000	20.500.000	20.500.000	188.500.000	250.000.000	8,00	8,00	8,00	76,00	100,00
56	613	20	2	1	Construcción Sistema de Agua Potable - Bahía Blanca - Buenos Aires	6.000.000	10.000.000	10.000.000	54.000.000	80.000.000	8,00	13,00	13,00	66,00	100,00
56	613	20	2	2	Construcción del Sistema de Agua Potable - Escobar - Buenos Aires	3.500.000	1.000.000	1.000.000	23.500.000	29.000.000	12,00	4,00	3,00	81,00	100,00
56	613	20	2	3	Sistema de Provisión de Agua Potable - Cañuelas - Buenos Aires	500.000	1.000.000	1.000.000	17.500.000	20.000.000	3,00	5,00	5,00	87,00	100,00
56	613	20	2	4	Construcción de Sistema de Agua Potable - Clorinda - Formosa	1.000.000	1.000.000	1.000.000	29.000.000	32.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	5	Construcción del Sistema de Agua Potable - General Rodríguez - Buenos Aires	1.000.000	3.000.000	3.000.000	23.000.000	30.000.000	3,00	10,00	10,00	77,00	100,00
56	613	20	2	6	Construcción de Sistema de Agua Potable - José C. Paz - Buenos Aires	2.000.000	2.000.000	2.000.000	44.000.000	50.000.000	4,00	4,00	4,00	88,00	100,00
56	613	20	2	7	Optimización y Ampliación Sistema Agua Potable - San Miguel de Tucumán	2.500.000	2.500.000	3.850.000	41.150.000	50.000.000	5,00	5,00	8,00	82,00	100,00
56	613	20	2	8	Construcción del Sistema de Agua Potable - Malvinas Argentinas - Buenos Aires	2.000.000	2.000.000	2.000.000	33.000.000	39.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	2	9	Construcción de Sistema de Agua Potable - Marcos Paz - Buenos Aires	1.500.000	2.500.000	2.500.000	50.500.000	57.000.000	3,00	4,00	4,00	89,00	100,00
56	613	20	2	10	Construcción de Sistema de Agua Potable - Presidente Perón - Buenos Aires	2.000.000	3.000.000	3.000.000	30.000.000	38.000.000	5,00	8,00	8,00	79,00	100,00
56	613	20	2	11	Repotenciación Acueducto - Roque Sáenz Peña - Chaco	6.500.000	10.000.000	10.000.000	48.500.000	75.000.000	9,00	13,00	13,00	65,00	100,00
56	613	20	2	12	Sistema de Provisión de Agua Potable - San Nicolás - Buenos Aires	565.000	1.000.000	1.000.000	17.435.000	20.000.000	3,00	5,00	5,00	87,00	100,00
56	613	20	2	13	Construcción de Sistema de Agua Potable - Neuquén	4.500.000	4.500.000	4.500.000	56.500.000	70.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	14	Construcción del Sistema de Agua Potable - Gran Resistencia - Chaco	3.500.000	8.000.000	8.000.000	75.500.000	95.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	2	15	Construcción de Toma Única - Puerto Madryn - Trelew - Chubut	2.000.000	2.500.000	2.500.000	73.000.000	80.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	16	Construcción de Sistema de Agua Potable - Mar del Plata - Buenos Aires	2.500.000	2.500.000	2.500.000	42.500.000	50.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	2	17	Construcción de Sistema de Agua Potable - Chamical - La Rioja	3.500.000	3.500.000	3.500.000	18.500.000	29.000.000	12,00	12,00	12,00	64,00	100,00
56	613	20	2	18	Construcción de Sistema de Agua Potable - Chilecito - La Rioja	2.000.000	2.000.000	2.000.000	23.000.000	29.000.000	7,00	7,00	7,00	79,00	100,00
56	613	20	2	19	Sistema de Abastecimiento y Distribución de Agua Potable - Gran Mendoza	2.500.000	2.500.000	2.500.000	31.500.000	39.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	20	Construcción de Acueducto - Sierra Grande - Río Negro	5.000.000	5.000.000	5.000.000	33.000.000	48.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	2	21	Sistema de Agua Potable - Reconquista - Santa Fe	500.000	500.000	500.000	25.500.000	27.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	2	22	Optimización y Ampliación Sistema Agua Potable Gran Rosario - Santa Fe	500.000	500.000	5.000.000	144.000.000	150.000.000	0,00	1,00	2,00	97,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos) 2011	2012	2013	RESTO	TOTAL	AVANCE FÍSICO (porcentajes) 2011	2012	2013	RESTO	TOTAL
56	613	20	2	23	Construcción Planta Potabilizadora Gran Rosario - Santa Fe	1.000.000	500.000	5.000.000	143.500.000	150.000.000	1,00	1,00	3,00	95,00	100,00
56	613	20	2	24	Sistema de Agua Potable - Venado Tuerto - Santa Fe	1.500.000	1.500.000	4.500.000	32.500.000	40.000.000	4,00	4,00	11,00	81,00	100,00
56	613	20	2	25	Construcción del Sistema de Agua Potable - Gran Santiago del Estero	3.000.000	3.000.000	3.000.000	41.000.000	50.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	26	Construcción de Acueducto Lomas del Tafí - Tucumán	5.500.000	5.500.000	6.000.000	13.000.000	30.000.000	18,00	18,00	20,00	44,00	100,00
56	613	20	2	27	Sistema de Agua Potable Ushuaia - Tierra del Fuego	6.000.000	6.000.000	600.000	42.000.000	54.600.000	10,00	10,00	1,00	79,00	100,00
56	613	20	2	28	Construcción de Acueducto Sarmiento - Comodoro Rivadavia (Lago Muster) - Chubut	2.500.000	2.500.000	2.500.000	142.500.000	150.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	2	29	Ampliación y Rehabilitación Sistema de Agua Potable - Río Gallegos - Santa Cruz	4.000.000	4.000.000	35.000.000	107.000.000	150.000.000	3,00	3,00	13,00	81,00	100,00
56	613	20	2	30	Construcción de Acueducto Norte - Las Heras - Pico Truncado - Puerto Deseado - Caleta Olivia - Santa Cruz	10.500.000	10.500.000	15.000.000	99.000.000	135.000.000	8,00	8,00	11,00	73,00	100,00
56	613	20	2	31	Sistema de Provisión de Agua Potable - Gualeguaychú (2ª Etapa) - Entre Ríos	3.500.000	5.000.000	5.000.000	86.500.000	100.000.000	4,00	5,00	5,00	86,00	100,00
56	613	20	2	32	Construcción del Sistema de Agua Potable - La Plata - Buenos Aires	3.000.000	3.000.000	3.000.000	91.000.000	100.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	33	Optimización y Ampliación Sistema Agua Potable - San Salvador de Jujuy	4.500.000	5.000.000	5.000.000	85.500.000	100.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	1	Construcción de Sistema de Desagües Cloacales - Cuenca Media Lago San Roque - Córdoba	6.000.000	10.000.000	10.000.000	94.000.000	120.000.000	5,00	8,00	8,00	79,00	100,00
56	613	20	3	2	Construcción del Sistema Cloacal - Bahía Blanca - Buenos Aires	2.000.000	7.000.000	7.000.000	14.000.000	30.000.000	7,00	23,00	23,00	47,00	100,00
56	613	20	3	3	Ampliación del Sistema de Desagües Cloacales - Cañuelas - Buenos Aires	500.000	1.000.000	1.000.000	44.500.000	47.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	4	Construcción de Sistema de Desagües Cloacales - Pinamar - Buenos Aires	3.000.000	3.000.000	3.000.000	21.000.000	30.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	3	5	Construcción de Sistema de Desagües Cloacales - Formosa	4.500.000	5.000.000	5.000.000	105.500.000	120.000.000	4,00	4,00	4,00	88,00	100,00
56	613	20	3	6	Tratamiento de Desagües Cloacales - Ensenada - Buenos Aires	500.000	1.000.000	1.000.000	37.500.000	40.000.000	1,00	3,00	3,00	93,00	100,00
56	613	20	3	7	Construcción del Sistema Cloacal - Escobar - Buenos Aires	3.000.000	5.000.000	5.000.000	17.000.000	30.000.000	10,00	16,00	17,00	57,00	100,00
56	613	20	3	8	Construcción de Desagües Cloacales - General Rodríguez - Buenos Aires	1.000.000	3.000.000	3.000.000	23.000.000	30.000.000	3,00	10,00	10,00	77,00	100,00
56	613	20	3	9	Construcción del Sistema de Desagües Cloacales - José C. Paz - Buenos Aires	2.500.000	2.500.000	2.500.000	87.500.000	95.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	3	10	Construcción del Sistema Cloacales de Comodoro Rivadavia - Chubut	500.000	2.500.000	2.500.000	74.500.000	80.000.000	1,00	3,00	3,00	93,00	100,00
56	613	20	3	11	Construcción de Desagües Cloacales - Las Heras - Buenos Aires	1.000.000	5.000.000	5.000.000	24.000.000	35.000.000	3,00	14,00	14,00	69,00	100,00
56	613	20	3	12	Construcción de Desagües Cloacales - Malvinas Argentinas - Buenos Aires	2.500.000	5.000.000	15.000.000	67.500.000	90.000.000	3,00	6,00	17,00	74,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E.y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	3	13	Construcción de Desagües Cloacales - Marcos Paz - Buenos Aires	2.000.000	2.500.000	2.500.000	18.000.000	25.000.000	8,00	10,00	10,00	72,00	100,00
56	613	20	3	14	Consbucción del Sistema Cloacal - Pilar - Buenos Aires	500.000	500.000	500.000	46.500.000	48.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	15	Construcción de Desagües Cloacales - Presidente Perón - Buenos Aires	2.000.000	3.000.000	3.000.000	37.000.000	45.000.000	4,00	7,00	7,00	82,00	100,00
56	613	20	3	16	Construcción de Sistema de Desagües Cloacales - Roque Sáenz Peña - Chaco	3.000.000	6.000.000	6.000.000	55.500.000	70.500.000	4,00	9,00	9,00	78,00	100,00
56	613	20	3	17	Sistema de Desagües Cloacales - San Nicolás - Buenos Aires	1.500.000	3.000.000	3.000.000	22.500.000	30.000.000	5,00	10,00	10,00	75,00	100,00
56	613	20	3	18	Construcción de Sistema de Desagües Cloacales - El Dorado - Misiones	4.500.000	4.770.000	5.000.000	15.730.000	30.000.000	15,00	16,00	17,00	52,00	100,00
56	613	20	3	19	Construcción de Sistema de Desagües Cloacales - Gran Mendoza	3.000.000	3.500.000	3.500.000	64.000.000	74.000.000	4,00	5,00	5,00	86,00	100,00
56	613	20	3	20	Construcción de Sistema de Desagües Cloacales - La Rioja -	3.000.000	3.000.000	3.000.000	31.500.000	40.500.000	7,00	7,00	7,00	79,00	100,00
56	613	20	3	21	Construcción Sistema de Desagües Cloacales - Tartagal - Salta	500.000	500.000	500.000	59.500.000	61.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	22	Sistema de Tratamiento de Efluentes Cloacales - Zárate - Buenos Aires	500.000	500.000	500.000	28.500.000	30.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	23	Sistema Desagües Cloacales - San Fernando del Valle de Catamarca	500.000	500.000	500.000	33.500.000	35.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	24	Construcción de Colectores Cloacales - Córdoba	500.000	10.000.000	10.000.000	159.500.000	180.000.000	0,00	6,00	6,00	88,00	100,00
56	613	20	3	25	Construcción de Sistema Cloacal - Dean Funes - Córdoba	500.000	500.000	500.000	65.500.000	67.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	26	Construcción de Sistema Integral Cloacal - San Francisco Córdoba	500.000	500.000	500.000	48.500.000	50.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	27	Ampliación Sistema Cloacal - Villa Carlos Paz - Córdoba	500.000	500.000	500.000	47.500.000	49.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	28	Construcción de Sistema Cloacal - Villa Dolores - Córdoba	2.000.000	500.000	500.000	41.000.000	44.000.000	5,00	1,00	1,00	93,00	100,00
56	613	20	3	29	Sistema de Desagües Cloacales - Corrientes	500.000	500.000	500.000	138.500.000	140.000.000	0,00	1,00	1,00	98,00	100,00
56	613	20	3	30	Sistema de Desagües Cloacales - Goya - Corrientes	3.000.000	5.000.000	5.000.000	69.000.000	82.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	3	31	Construcción de Sistema Cloacal - Paso de la Patria - Corrientes	4.000.000	11.000.000	6.000.000	4.000.000	25.000.000	16,00	44,00	24,00	16,00	100,00
56	613	20	3	32	Construcción del Sistema de Desagües Cloacales - Gran Resistencia - Chaco	5.500.000	6.000.000	6.000.000	62.500.000	80.000.000	8,00	8,00	8,00	80,00	100,00
56	613	20	3	33	Optimización Sistema De Desagües Cloacales - Malargüe - Mendoza	4.203.639	11.000.000	83.319	-	15.286.958	27,00	73,00	0,00	0,00	100,00
56	613	20	3	34	Ampliación Sistema Cloacal - Puerto Madryn - Chubut	500.000	2.500.000	2.500.000	63.500.000	69.000.000	1,00	4,00	4,00	91,00	100,00
56	613	20	3	35	Sistema de Desagües Cloacales - Concordia - Entre Ríos	500.000	500.000	500.000	37.500.000	39.000.000	1,00	1,00	1,00	97,00	100,00

ES COPIA
LUCIA GENTILE
Dirección de Despacho



"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	3	36	Construcción sistema de Desagües Cloacales - Chamical - La Rioja	2.000.000	2.000.000	2.000.000	29.000.000	35.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	37	Construcción de Sistema de Desagües Cloacales - Chilecito - La Rioja	2.500.000	2.500.000	2.500.000	28.500.000	36.000.000	7,00	7,00	7,00	79,00	100,00
56	613	20	3	38	Construcción de Sistema de Desagües Cloacales - San Rafael - Mendoza	500.000	1.000.000	1.000.000	38.500.000	41.000.000	1,00	2,00	2,00	95,00	100,00
56	613	20	3	39	Construcción de Sistema de Desagües Cloacales - Oberá - Misiones	500.000	500.000	500.000	51.500.000	53.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	40	Construcción de Red Cloacal - Puerto Iguazú - Misiones	2.000.000	2.000.000	2.000.000	36.000.000	42.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	41	Construcción de Desagües Cloacales - Villa La Angostura - Neuquén	5.000.000	5.000.000	5.000.000	65.000.000	80.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	42	Optimización Sistema de Desagües Cloacales - Cipolleti - Río Negro	4.000.000	5.000.000	5.000.000	41.000.000	55.000.000	7,00	9,00	9,00	75,00	100,00
56	613	20	3	43	Sistema de Desagües Cloacales - General Roca - Río Negro	500.000	5.000.000	5.000.000	28.500.000	39.000.000	1,00	13,00	13,00	73,00	100,00
56	613	20	3	44	Sistema Integral de Desagües Cloacales - San Carlos de Bariloche - Río Negro	3.000.000	3.000.000	3.000.000	101.000.000	110.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	3	45	Sistema de Desagües Cloacales - Rafaela - Santa Fe	500.000	500.000	500.000	60.500.000	62.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	46	Optimización Sistema de desagües Cloacales - Santa Fe	4.500.000	4.500.000	4.500.000	71.500.000	85.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	47	Sistema de desagües Cloacales - Venado Tuerto - Santa Fe	500.000	500.000	4.500.000	39.500.000	45.000.000	1,00	1,00	10,00	88,00	100,00
56	613	20	3	48	Construcción de Planta Depuradora en Trelew (Laguna Negra) - Chubut	6.000.000	6.000.000	6.000.000	34.326.875	52.326.875	11,00	11,00	11,00	67,00	100,00
56	613	20	3	49	Construcción de Desagües Cloacales - Concepción - Tucumán	3.000.000	3.000.000	5.000.000	40.000.000	51.000.000	6,00	6,00	10,00	74,00	100,00
56	613	20	3	50	Construcción de Desagües Cloacales - Famaillá - Tucumán	4.000.000	4.000.000	5.000.000	32.000.000	45.000.000	9,00	9,00	11,00	71,00	100,00
56	613	20	3	51	Construcción de Desagües Cloacales - Chacra XIII - Río Grande - Tierra del Fuego	2.000.000	2.000.000	2.000.000	14.000.000	20.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	3	52	Construcción de Desagües Cloacales - Ushuaia - Tierra del Fuego	1.500.000	1.500.000	1.500.000	15.500.000	20.000.000	8,00	8,00	8,00	76,00	100,00
56	613	20	3	53	Construcción de Tratamiento Integral Desagües Cloacales - Santiago del Estero	4.500.000	4.500.000	4.500.000	66.500.000	80.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	54	Construcción Planta Depuradora - Puerto Santa Cruz	2.000.000	2.000.000	15.000.000	26.000.000	45.000.000	4,00	4,00	33,00	59,00	100,00
56	613	20	3	55	Construcción de Sistema Cloacal - La Plata - Buenos Aires	4.000.000	5.000.000	5.000.000	36.000.000	50.000.000	8,00	10,00	10,00	72,00	100,00
56	613	20	3	56	Construcción Sistema de Desagües Cloacales - San Salvador de Jujuy	3.500.000	5.000.000	5.000.000	66.500.000	80.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	3	57	Construcción Sistema de Desagües Cloacales - San Pedro - Jujuy	1.000.000	1.000.000	1.000.000	49.000.000	52.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	58	Construcción de Sistema de Saneamiento Integral - La Paz - Entre Ríos	5.000.000	5.000.000	5.000.000	59.000.000	74.000.000	7,00	7,00	7,00	79,00	100,00

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
71	336	1	0	4	Remodelación y Ampliación Nueva Sede del Ministerio de Ciencia, Tecnología e Innovación Productiva -Etapa II	100.500.000	20.000.000	-	-	120.500.000	83,00	17,00	0,00	0,00	100,00
80	908	56	0	5	Construcción de Laboratorio de Investigación y Diagnóstico y Consultorios Externos	200.000	278.882	822.734	17.778.384	18.880.000	1,00	2,00	3,00	94,00	100,00
80	906	56	0	7	Remodelación Integral del Predio INEVH- Pergamino	250.000	348.802	778.417	35.857.981	37.235.000	1,00	1,00	2,00	96,00	100,00
80	906	58	0	7	Construcción Edificio Sala de Máquinas	700.000	976.087	1.000.000	14.823.913	17.500.000	4,00	6,00	8,00	82,00	100,00
80	906	56	0	8	Construcción Nuevo Edificio del Centro Nacional de Genética Médica	280.000	388.435	871.827	26.297.738	27.840.000	1,00	2,00	3,00	94,00	100,00
80	908	58	0	4	Refuncionalización y Equipamiento de la Unidad de Terapia Intensiva de Adultos	4.860.000	13.842.629	-	-	18.702.822	25,00	75,00	0,00	0,00	100,00
80	908	58	0	7	Reemplazo del Sistema Eléctrico del Hospital Posadas	100.000	18.799.500	-	-	18.899.500	1,00	99,00	0,00	0,00	100,00
TOTALES						4.096.855.522	7.223.098.807	7.392.361.393	47.021.538.321	65.733.854.043					

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"


61

M.E. y F.P.
569

"2010 - AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
					2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
45	370	16	0	Programa IA-63 PAMPA	800.000	248.606.082	318.861.295	148.953.771	717.081.148	0,00	35,00	45,00	20,00	100,00
45	370	16	0	Programa IA-58 PUCARÁ	160.000	87.950.322	136.807.582	258.352.757	483.270.641	0,00	18,00	28,00	54,00	100,00
45	370	16	0	Servicios Aeronáuticos - Modernización	180.000	19.256.224	15.719.974	9.410.474	44.566.672	0,00	43,00	35,00	22,00	100,00
45	370	16	0	Servicios Aeronáuticos - Mantenimiento	1.000.000	314.201.659	272.460.443	200.476.091	788.138.193	0,00	40,00	35,00	25,00	100,00
45	379	16	0	Microsoft Convenio Gubernamental	2.058.000	2.058.000	-	-	4.116.000	50,00	50,00	0,00	0,00	100,00
45	379	16	0	Contrato de Actualización VMWARE	197.647	197.647	-	-	395.294	50,00	50,00	0,00	0,00	100,00
45	379	16	0	Licencias Software Marco Escuela Microsoft	72.141	72.141	72.141	-	216.423	33,33	33,33	33,33	0,00	100,00
45	379	16	0	Contrato GOODRICH - Accesorios y Repuestos Turbinas TYNE y OLIMPUS	4.160.000	3.120.000	3.120.000	-	10.400.000	40,00	30,00	30,00	0,00	100,00
45	379	16	0	Contratos PIELSTICK - Repuestos para Motores	2.400.000	2.400.000	2.400.000	-	7.200.000	34,00	33,00	33,00	0,00	100,00
45	379	16	0	Contratos MTU - Repuestos para Motores	1.600.000	1.600.000	1.600.000	-	4.800.000	34,00	33,00	33,00	0,00	100,00
45	379	16	0	Contrato ROLLS - ROYCE - Repuestos de Turbinas	14.820.000	11.115.000	11.115.000	-	37.050.000	40,00	30,00	30,00	0,00	100,00
45	379	16	0	Contrato Baterías SUSC	16.466.640	11.786.640	2.946.720	-	31.200.000	53,00	37,00	10,00	0,00	100,00
75	850	20	0	Programa Conectar Igualdad Com.Ar	3.313.293.091	154.122.022	-	-	3.467.415.113	90,00	10,00	0,00	0,00	100,00
				TOTALES	3.357.207.519	856.545.737	764.903.135	617.193.093	5.595.849.484					

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MINISTERIO DE ECONOMIA
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ANEXO 63
Planilla Anexa al Art. 10

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (en pesos)	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	50.000.000.000	90 días	Servicio de la deuda y/ gastos no operativos
"	"	20.000.000.000	180 días	"
"	"	10.000.000.000	360 días	"
"	"	10.000.000.000	18 meses	"
"	"	10.000.000.000	2 años	"
"	"	10.000.000.000	3 años	"
"	"	10.000.000.000	4 años	"
Comisión Nacional de Actividades Espaciales	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	130.000.000	2 años	Financiación de contratos de colocación en órbita de satélites del Plan Espacial Nacional y desarrollos conexos al Curso de Acción de Acceso al Espacio
Universidad Nacional de San Martín	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	20.000.000	1 año	Infraestructura y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica
Universidad Nacional de Villa María	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	10.000.000	1 año	Infraestructura y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica
Instituto Universitario Nacional del Arte	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	33.000.000	10 años	Adquisición de inmuebles y construcciones y mejoras (obras civiles) y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica

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Planilla Anexa al Art. 13

Jurisdicción Entidad	Tipo de Deuda	Montos en Dólares (o su equivalente en otras monedas)	Plazo Mínimo de Amortización	Destino del Financiamiento
Administración Central	Títulos o Préstamo	2.175.530.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China
Administración Central	Títulos o Préstamo	1.222.000.000	3 años	Condor Cliff – Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	700.000.000	3 años	Central Atómica Atucha III
Administración Central	Títulos o Préstamo	349.690.000	3 años	Gasoducto del Noreste Argentino (GNEA)
Administración Central	Títulos o Préstamo	300.000.000	6 meses	Inversiones en Aeronaves
Administración Central	Títulos o Préstamo	130.000.000	6 meses	Planta de Regasificación de Gas Natural
Administración Central	Títulos o Préstamo	50.000.000	6 meses	Adquisición de Frentes Largos Completos YCRT
Administración Central	Títulos o Préstamo	42.500.000	6 meses	Gasoducto Juana Azurduy
Administración Central	Títulos o Préstamo	780.000.000	5-10 años	Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Administración Central	Títulos o Préstamo	650.000.000	5-10 años	Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca y Puelén-Chacharramendi
Administración Central	Títulos o Préstamo	615.000.000	1-3 años	Proyectos de Infraestructura Ferroviaria
Administración Central	Títulos o Préstamo	195.000.000	1-3 años	Torre del Bicentenario - Torre única de comunicaciones
Administración Central	Títulos o Préstamo	390.000.000	1-3 años	Tendido de Fibra Óptica y Construcción del Sistema Satelital Argentino – ARSAT I-II

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65
ANEXO

Planilla Anexa al Art. 14

OPERACIONES DE CRÉDITO PÚBLICO PLURIANUAL

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO	MONTO AUTORIZADO	MONTO AUTORIZADO	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
		2012	2013	Resto		
Administración Central	Títulos o Préstamo	U$S 1.731.799.484	U$S 1.398.216.404	U$S 1.009.743.391	3 Años	Condor Cliff – Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	U$S 133.280.000	U$S 118.236.728	U$S 178.126.061	5 años	Inversiones en aviones
Administración Central	Títulos o Préstamo	U$S 700.000.000	U$S 200.000.000	U$S 2.000.000.000	4 Años	Central Atómica Atucha III
Administración Central	Títulos o Préstamo	$ 2.012.000.000	$ 2.013.000.000	$ 2.014.000.000	1 - 5 años	Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Administración Central	Títulos o Préstamo	$ 100.000.000	$ 125.000.000	$ 125.000.000	5-10 años	Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca y Puelén-Chacharramendi
Administración Central	Títulos o Préstamo	$ 3.544.633.352	$ 2.626.232.561	-	5 años	Proyectos de Infraestructura Ferroviaria
Administración Central	Títulos o Préstamo	U$S 609.114.000	U$S 548.614.000	U$S 147.257.000	3 años	Gasoducto del Noreste Argentino (GNEA)
Administración Central	Títulos o Préstamo	U$S 350.000.000	U$S 50.000.000	U$S 50.000.000	3 años	Tendido de Fibra Optica y Construcción del Sistema Satelital Argentino - ARSAT I-II
Administración Central	Títulos o Préstamo	U$S 2.737.000.000	U$S 2.520.000.000	U$S 800.000.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China

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ANEXO 66

Planilla Anexa al Art. 16

ENTE AVALADO / GARANTIZADO	Monto Máximo en Dólares o su equivalente en otras monedas (deberán sumarse los montos necesarios por intereses y demás accesorios)	TIPO DE DEUDA
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	5.000.000.000	Bancaria/Financiera - Obras de Infraestructura Energética – Hidroeléctrica Cóndor Cliff y la Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Nucleoeléctrica Argentina S.A.	4.000.000.000	Bancaria/Financiera - Obras de Infraestructura Energética – Prolongación vida Central Atómica Embalse – Atucha III
Energía Argentina S.A.	2.700.000.000	Bancaria/Financiera/Comercial – Terminación y cierre de Ciclo Combinado Barragán y Brigadier López – Adquisición de Barcazas – Adquisición de un Ciclo Combinado en Campana
Energía Argentina S.A.	2.000.000.000	Bancaria/Financiera/Comercial – Inversión en Generación de Energías Renovables
Energía Argentina S.A.	1.155.000.000	Bancaria/Financiera – Obras de Infraestructura Energética: Gasoducto del Noreste - Construcción del Gasoducto Juana Azurduy – Importación de gas Natural de la República de Bolivia -Instalaciones para el Almacenamiento y Regasificación de Gas Natural Liquado - Buque Regasificador
Administración de Infraestructura ferroviarias Sociedad del Estado	800.000.000	Bancaria/Financiera - Obras de Infraestructura de Ferroviarias
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	350.000.000	Bancaria/Financiera – Obras de Infraestructura Energética – Ampliación Gasoductos Troncales.
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	330.000.000	Bancaria/Financiera/Comercial – Adquisición de Aeronaves
Vehículo Financiero elegido para la concreción del financiamiento	200.000.000	Bancaria/Financiera/Comercial – modernización del parque de generación en centrales de la Costa Atlántica S.A
Empresa Argentina de Soluciones Satelitales S.A – AR-SAT	80.000.000	Bancaria/Financiera/Comercial – Tendido de fibra óptica.
Entidad Binacional Túnel de Baja Altura – Ferrocarril Trasandino Central Ley N° 26.561	10.000.000	Bancaria/Financiera/Comercial - Ferrocarril Trasandino Central Ley Nº 26.561
Entidad o Vehículo Financiero elegido para la concreción del financiamiento	195.000.000	Bancaria/Financiera/Comercial - Torre del Bicentenario – Torre única de comunicaciones
Empresa Argentina de Soluciones Satelitales S.A – AR-SAT	30.000.000	Bancaria/Financiera/Comercial – Construcción del Sistema Satelital Argentino ARSAT – 1
Agua y Saneamientos Sociedad Anónima – AySA	330.000.000	Bancaria/Financiera/Comercial - Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	1.000.000.000	Bancaria/Financiera/Comercial - Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca, y Puelén-Cacharramendi.

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ANEXO
Planilla Anexa al Art. 17

OTORGAMIENTO DE AVALES

ENTE AVALADO	MONTO MAXIMO AUTORIZADO	TIPO DE DEUDA
Fábrica Militar de Aviones Brigadier San Martín S.A.	U$S 20.000.000	Recuperación y revitalización de la industria aeronáutica nacional.
TANDANOR S.A.	U$S 30.000.000	Proyecto estratégico de recuperación de la capacidad productora naviera nacional.
Investigaciones Aplicadas Sociedad del Estado (INV.AP. S.E.)	U$S 75.000.000	Garantía de ejecución, anticipo y operaciones de pre-financiación de exportaciones para la ejecución de proyectos de exportación en las áreas nuclear y/o espacial.

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ANEXO 68
Planilla Anexa al Art. 19

COLOCACIÓN DE BONOS DE CONSOLIDACIÓN DE DEUDAS

En millones de pesos

CONCEPTO	TOTAL
Instituto de Ayuda Financiera para el Pago de Retiros y Pensiones Militares	35
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	100
Servicio Penitenciario Federal, Gendarmeria Nacional y Prefectura Naval Argentina	200
Artículo 7° de la Ley Nº 23.982, Incisos b) y c)	1.765
Artículo 7° de la Ley Nº 23.982, Incisos d), e) y g)	300
Artículo 7° de la Ley Nº 23.982, Incisos h)	200
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	100
Beneficiarios de Leyes Nº 24.411; Nº 24.043 y N° 25.192	300
Leyes Nº 25.471 y Nº 26.572	400
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	300
TOTAL	**3.700**

CONFORMED

UNITED STATES
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WASHINGTON, D.C. 20549



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Form 18-K (annual report for fiscal year ended December 31, 2010)
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033-70734
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The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, on the 30th day of September 2011.

REPUBLIC OF ARGENTINA

By: /s/ Adrián E. Cosentino
Name: Adrián E. Cosentino
Title: Undersecretary of Finance of the Ministry of Economy and Public Finance of the Republic of Argentina

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2053



BUENOS AIRES, 22 DIC 2010

VISTO la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156, y

CONSIDERANDO:

Que el Artículo 27 de la ley citada en el Visto dispone que si al inicio de un ejercicio financiero no se encontrare aprobado el Presupuesto General de la Administración Nacional regirá el que estuvo en vigencia el año anterior con las adecuaciones que deberá hacer el PODER EJECUTIVO NACIONAL.

Que el único condicionante para la operatividad de la norma lo constituye entonces la ausencia de una ley de presupuesto para dicho ejercicio financiero.

Que por medio de las leyes de presupuesto se establecen los principales lineamientos anuales de actividad económica – financiera del ESTADO NACIONAL, programándose los medios necesarios para la prosecución de las políticas públicas definidas en el Plan de Gobierno.

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Que sus diferentes disposiciones deben considerarse como formando parte de una acción integral que se concatena en cada una de ellas.

Que la prórroga del presupuesto anterior vigente es una solución técnica y jurídica que salvaguarda la actividad del Estado hasta tanto se sancione una nueva ley.

Que en base a lo expuesto precedentemente y con el objeto de asegurar la continuidad y eficiencia de los servicios a cargo de las Jurisdicciones y Entidades de la Administración Nacional, corresponde instruir al señor Jefe de Gabinete de Ministros para que efectúe los ajustes establecidos en el mencionado Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº


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24.156.

Que el Servicio Jurídico Permanente ha tomado la intervención que le compete.

Que el presente decreto se dicta en uso de las facultades conferidas por los Artículos 99, inciso 1 de la CONSTITUCIÓN NACIONAL y 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156.

Por ello,

LA PRESIDENTA DE LA NACIÓN ARGENTINA

DECRETA:

ARTÍCULO 1º.- A partir del 1 de enero de 2011 rigen, en virtud del Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156, las disposiciones de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, sus normas modificatorias y complementarias, las que deberán ser adecuadas como se indica en el artículo siguiente.

ARTÍCULO 2º.- El señor Jefe de Gabinete de Ministros efectuará los ajustes a que se refiere el Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156.

ARTÍCULO 3º.- Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese.

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4302

DECRETO Nº 2053

Amado Boudou
Ministro de Economía y Finanzas Públicas

Dr. ANIBAL DOMINGO FERNANDEZ
JEFE DE GABINETE DE MINISTROS

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BUENOS AIRES, 22 DIC 2010

VISTO el Presupuesto General de la Administración Nacional para el Ejercicio 2010, aprobado por la Ley N° 26.546 y prorrogado para el Ejercicio 2011 en virtud de lo dispuesto por el Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, y

CONSIDERANDO:

Que mediante el Mensaje N° 673 de fecha 15 de septiembre de 2010 el PODER EJECUTIVO NACIONAL remitió el Proyecto de Ley de Presupuesto General de la Administración Nacional para el Ejercicio 2011 al HONORABLE CONGRESO DE LA NACIÓN.

Que si bien el PODER LEGISLATIVO NACIONAL se abocó al tratamiento del referido Proyecto de Ley, el mismo no ha recibido la sanción legislativa correspondiente.

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Que en consecuencia y por la aplicación del Artículo 27 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, operó la prórroga del Presupuesto General de la Administración Nacional para el Ejercicio 2010 aprobado por la Ley N° 26.546.

Que, asimismo, resulta necesario y urgente incorporar diversas disposiciones incluidas en el citado Proyecto de Ley a fin de posibilitar la adecuada atención de distintos aspectos del funcionamiento del ESTADO NACIONAL, conforme al Programa General de Gobierno.

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Que en consonancia con lo expresado por la Dirección General de Asuntos Jurídicos de la SUBSECRETARÍA LEGAL de la SECRETARÍA LEGAL Y ADMINISTRATIVA del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS, en su Dictamen N° 222.631, obrante en las actuaciones N° S01:0103383/2010 de la citada Cartera de Estado, el cual expresa que "En lo que se refiere al alcance que corresponde dar a las disposiciones del artículo 27 de la Ley N° 24.156, se observa -como bien se ha señalado- la directa aplicación integral de la ley presupuestaria anterior (hoy la N° 26.546) para el caso de ausencia de norma en un ejercicio financiero vigente, replicándose todas las disposiciones de la ley con el tamiz que se regla y salvo las que hubieran cumplido su objeto", la presente medida contiene las disposiciones complementarias necesarias para garantizar la continuidad y eficiencia del funcionamiento del Estado y la prestación de los servicios, respetando la interpretación aludida.

Que, en consecuencia, resulta necesario establecer el total de cargos y horas de cátedra para cada Jurisdicción y entidad de la Administración Nacional para el Ejercicio 2011, conjuntamente con la facultad al señor Jefe de Gabinete de Ministros que le permita atender situaciones excepcionales durante el desarrollo del Ejercicio Fiscal 2011.



Que, por medio del Decreto N° 1.993 de fecha 14 de diciembre de 2010, se sustituye el Artículo 1° de la Ley de Ministerios, (texto ordenado por Decreto N° 438/92) y sus modificaciones, creándose el MINISTERIO DE SEGURIDAD.

Que por el Artículo 3° del citado decreto se modifica el Artículo 22 bis de la Ley de Ministerios (texto ordenado por Decreto N° 438/92) y sus modificaciones, estableciendo las competencias de la nueva Cartera Ministerial.


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Que, conforme lo expresado, se deberá aprobar la estructura jurisdiccional que permita dar cumplimiento a las misiones y funciones que le fueron asignadas y por ende, resulta necesario autorizar al señor Jefe de Gabinete de Ministros a incorporar, oportunamente los cargos que se aprueben a tal fin.

Que a los efectos de dar continuidad a los planes de infraestructura encarados por el Gobierno Nacional es indispensable autorizar la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el Ejercicio Financiero 2011.

Que es menester posibilitar el normal desenvolvimiento de la operatoria de la CENTRAL HIDROELÉCTRICA DE YACYRETÁ sin alterar el funcionamiento comercial actual del MERCADO ELÉCTRICO MAYORISTA (MEM).

Que se estima oportuno establecer que los remanentes de recursos originados en la prestación de servicios adicionales cumplimentados por la POLICÍA FEDERAL ARGENTINA, en virtud de la autorización dispuesta por el Decreto Ley N° 13.473 de fecha 25 de octubre de 1957 y su reglamentación y el Decreto Ley N° 13.474 de fecha 25 de octubre de 1957, ambos convalidados por la Ley N° 14.467 y sus modificatorias, puedan ser incorporados a los recursos del ejercicio siguiente del Servicio Administrativo Financiero 326 - POLICÍA FEDERAL ARGENTINA.

Que se considera conveniente afectar los recursos que se obtengan por la subasta del espectro radioeléctrico al mejoramiento e instalación de nuevas redes de telecomunicaciones en el marco de los Planes Nacionales "Argentina Conectada" y "Conectar Igualdad.com.ar"; y al desarrollo de los Sistemas Argentinos de Televisión Digital Terrestre y de Televisión Digital Directa al Hogar.

Que con el fin de robustecer las políticas de financiamiento orientadas al



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desarrollo del sector exportador de las Pequeñas y Medianas Empresas de la REPÚBLICA ARGENTINA, corresponde facultar al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a disponer la capitalización del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE).

Que, resulta indispensable, a fin de evitar su caducidad, establecer la prórroga por DIEZ (10) años a partir de sus respectivos vencimientos de las pensiones graciables que fueran otorgadas por el Artículo 55 de la Ley Nº 25.401, fijando que las mismas deberán cumplir con las condiciones indicadas en el Artículo 42 de Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Que, debe dotarse al Sector Público Nacional en el Ejercicio Fiscal 2011 de las herramientas pertinentes para asegurar el normal y eficiente financiamiento del Ejercicio Presupuestario 2011.

Que por ello, debe establecerse la autorización a las Jurisdicciones y Entidades que se detallan en la presente medida a realizar Operaciones de Crédito Público durante el Ejercicio 2011, en el marco de lo establecido por el Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones.


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Que, asimismo, se determina la autorización a la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS para obtener financiamiento de corto plazo durante el Ejercicio 2011, previsto en el Artículo 82 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, a fin de hacer uso transitorio del mismo.

Que, además se incorpora la autorización a la SECRETARÍA DE

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HACIENDA para la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero a los efectos de utilizarlo como garantía para las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, como así también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Que por el Artículo 17 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 y el Decreto Nº 949 de fecha 30 de junio de 2010 se creó el Programa de Inversiones Prioritarias correspondiendo, en consecuencia, autorizar las Operaciones de Crédito Público necesarias para posibilitar su continuidad durante el Ejercicio 2011.

Que deviene necesario autorizar al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a otorgar avales del Tesoro Nacional a fin de posibilitar el financiamiento de distintos organismos pertenecientes al Sector Público Nacional.


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Que el PODER EJECUTIVO NACIONAL requiere formalizar operaciones de crédito público con el BANCO NACIONAL DE DESARROLLO ECONÓMICO Y SOCIAL de la REPÚBLICA FEDERATIVA DEL BRASIL en el marco del Convenio ALADI.

Que corresponde establecer el importe máximo de colocación de Bonos de Consolidación y de Bonos de Consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el Artículo 2º, inciso f), de la Ley Nº 25.152 y el monto destinado a la atención de las deudas referidas en los incisos b) y c) del Artículo 7º de la Ley Nº 23.982.

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Que los logros en materia de reducción de los costos de financiamiento obtenidos por la utilización del Fondo de Desendeudamiento Argentino durante el Ejercicio 2010, conjuntamente con el incremento en el monto de reservas internacional observado, ameritan dar continuidad a dicho fondo durante el Ejercicio 2011, a efectos de dar certeza sobre el normal cumplimiento de las obligaciones del ESTADO NACIONAL, aún en caso de que persista la volatilidad en los mercados financieros internacionales.

Que, por tal motivo, corresponde integrar el Fondo de Desendeudamiento Argentino a fin asegurar la cancelación de los servicios de la deuda pública con tenedores privados correspondientes al Ejercicio Fiscal 2011.

Que considerando la efectividad práctica del Fondo Nacional de Incentivo Docente corresponde establecer la vigencia del mismo.

Que atendiendo a la necesidad de preservar la solvencia y sustentabilidad de las finanzas públicas y considerando la incidencia residual de la política anticíclica en la estructura del gasto, corresponde prorrogar las disposiciones de la Ley Nº 26.530.

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Que por la Ley Nº 26.566 se declaró de Interés Nacional y se encomendó a la COMISIÓN NACIONAL DE ENERGÍA ATÓMICA (CNEA) el diseño, ejecución y puesta en marcha del "Prototipo de Reactor CAREM" a construirse en la REPÚBLICA ARGENTINA.

Que, en consecuencia, corresponde considerar a dicha obra incluida dentro del Programa de Inversiones Prioritarias, en los términos del Artículo 17 de la Ley Nº 26.546 y del Decreto Nº 949/10.

Que, en virtud de los niveles de actividad económica observados, es


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necesario incrementar el volumen de importaciones autorizado por el Artículo 33 de la Ley Nº 26.422.

Que, se requiere ampliar el cupo establecido por el inciso d) del Artículo 31 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Que resulta necesario establecer la distribución de los fondos acumulados durante el Ejercicio Fiscal 2010 correspondientes al inciso d) del Artículo 3° de la Ley Nº 23.548, con el fin de afianzar el proceso de desendeudamiento provincial.

Que la particularidad de la situación planteada y la urgencia requerida para su resolución dificultan seguir los trámites ordinarios previstos en la CONSTITUCIÓN NACIONAL para la sanción de las leyes, por lo que el PODER EJECUTIVO NACIONAL adopta la presente medida con carácter excepcional.

Que la Ley Nº 26.122 regula el trámite y los alcances de la intervención del HONORABLE CONGRESO DE LA NACIÓN, respecto de los Decretos de Necesidad y Urgencia dictados por el PODER EJECUTIVO NACIONAL, en virtud de lo dispuesto por el Artículo 99, inciso 3 de la CONSTITUCIÓN NACIONAL.

Que el Artículo 2° de la ley mencionada precedentemente determina que la COMISIÓN BICAMERAL PERMANENTE del HONORABLE CONGRESO DE LA NACIÓN tiene competencia para pronunciarse respecto de los decretos de necesidad y urgencia.

Que el Artículo 10 de la citada ley dispone que la COMISIÓN BICAMERAL PERMANENTE debe expedirse acerca de la validez o invalidez del decreto y elevar el dictamen al plenario de cada Cámara para su expreso tratamiento, en el plazo de DIEZ (10) días hábiles, conforme lo establecido en el


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Artículo 19 de dicha norma.

Que el Artículo 20 de la ley referida, prevé incluso que, en el supuesto que la COMISIÓN BICAMERAL PERMANENTE no eleve el correspondiente despacho, las Cámaras se aboquen al expreso e inmediato tratamiento del decreto, de conformidad con lo establecido en los Artículos 99, inciso 3 y 82 de la CONSTITUCIÓN NACIONAL.

Que, por su parte, el Artículo 22 dispone que las Cámaras se pronuncien mediante sendas resoluciones y que el rechazo o aprobación de los decretos deberá ser expreso conforme lo establecido en el Artículo 82 de nuestra Carta Magna.

Que la Dirección General de Asuntos Jurídicos del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS ha tomado la intervención que le compete.

Que el presente decreto se dicta en uso de las atribuciones emergentes del Artículo 99, incisos 1 y 3 de la CONSTITUCIÓN NACIONAL y de los Artículos 2°, 19 y 20 de la Ley N° 26.122.

Por ello,

LA PRESIDENTA DE LA NACIÓN ARGENTINA

EN ACUERDO GENERAL DE MINISTROS

DECRETA:

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ARTÍCULO 1°.- Establécense como disposiciones complementarias a la prórroga del Presupuesto General de la Administración Nacional para el Ejercicio 2010 aprobado por Ley N° 26.546, las que como Anexo forman parte integrante de la presente medida.

ARTÍCULO 2°.- Las disposiciones a las que se hace referencia en el artículo


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precedente tendrán vigencia desde el 1 de enero de 2011.

ARTÍCULO 3°.- Dése cuenta a la COMISIÓN BICAMERAL PERMANENTE del HONORABLE CONGRESO DE LA NACIÓN.

ARTÍCULO 4°.- Comuníquese, publíquese, dése a la Dirección Nacional del Registro Oficial y archívese.

DECRETO Nº 2054

Amado Boudou
Ministro de Economía y Finanzas Públicas

Dr. ANIBAL DOMINGO FERNANDEZ
JEFE DE GABINETE DE MINISTROS

C.P.N. FLORENCIO RANDAZZO
MINISTRO DEL INTERIOR

Sr. HECTOR MARCOS TIMERMAN
Ministro de Relaciones Exteriores Comercio Internacional y Culto

Dr. ARTURO ANTONIO PURICELLI
MINISTRO DE DEFENSA

Lic. DEBORA ADRIANA GIORGI
MINISTRA DE INDUSTRIA

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Sr. JULIAN ANDRES DOMINGUEZ
Ministro de Agricultura, Ganadería y Pesca

Sr. CARLOS ENRIQUE MEYER
MINISTRO DE TURISMO

Arq. JULIO MIGUEL DE VIDO
MINISTRO DE PLANIFICACION FEDERAL INVERSION PUBLICA Y SERVICIOS

4371

DR. JULIO CESAR ALAK
MINISTRO DE JUSTICIA Y DERECHOS HUMANOS

DRA. NILDA CELIA GARRE
MINISTRA DE SEGURIDAD

Dr. CARLOS ALFONSO TOMADA
MINISTRO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL

Dra. ALICIA MARGARITA KIRCHNER
MINISTRA DE DESARROLLO SOCIAL

Dr. JUAN LUIS MANZUR
MINISTRO DE SALUD

Prof. ALBERTO E. SILEONI
MINISTRO DE EDUCACION

Dr. JOSE LINO SALVADOR BARAÑAO
MINISTRO DE CIENCIA, TECNOLOGIA E INNOVACION PRODUCTIVA

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DISPOSICIONES COMPLEMENTARIAS A LA PRÓRROGA DE LA LEY Nº 26.546

ARTÍCULO 1°.- Establécese el total de cargos y horas de cátedra para cada Jurisdicción, Organismo Descentralizado e Institución de la Seguridad Social para el Ejercicio Fiscal 2011, de acuerdo con el detalle obrante en las Planillas Anexas al presente artículo.

Exceptúase de la limitación para aprobar incrementos en los cargos y horas de cátedra que excedan los totales fijados en las Planillas Anexas al presente artículo al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", a la ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL, y a la AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL, con el objeto de implementar las disposiciones de la Ley N° 26.522 y su reglamentación.

Autorízase al señor Jefe de Gabinete de Ministros a efectuar la distribución de los cargos y horas de cátedra dispuestos en el presente artículo.

ARTÍCULO 2°.- Exceptúase de la limitación para cubrir los cargos vacantes financiados durante el Ejercicio 2011 al HOSPITAL NACIONAL "PROFESOR ALEJANDRO POSADAS", a la ADMINISTRACIÓN NACIONAL DE AVIACIÓN CIVIL y a la AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACIÓN AUDIOVISUAL, con el objeto de implementar las disposiciones de la Ley N° 26.522 y su reglamentación.

ARTÍCULO 3°.- Autorízase al Jefe de Gabinete de Ministros a modificar los cargos y horas de cátedra asignados al MINISTERIO DE SEGURIDAD una vez aprobada la estructura del mismo.

ARTÍCULO 4°.- Establécese para el Ejercicio 2011 la autorización, de conformidad

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con lo dispuesto en el Artículo 15 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones, para la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el citado ejercicio financiero de acuerdo con el detalle obrante en las Planillas Anexas al presente artículo.

ARTÍCULO 5º.- El ESTADO NACIONAL atenderá las obligaciones emergentes de las diferencias que se produzcan entre la Tarifa reconocida a la ENTIDAD BINACIONAL YACYRETÁ (EBY) por el Numeral 1 de la Nota Reversal del 9 de enero de 1992 – "Tarifa y Financiamiento Proyecto Yacyretá", del Tratado Yacyretá signado con la REPÚBLICA DEL PARAGUAY, y el valor neto que cobra en el Mercado Spot liquidado, por la comercialización en el MERCADO ELÉCTRICO MAYORISTA (MEM), conforme la normativa vigente.

Las deudas mencionadas en el párrafo anterior, serán incluidas en el Artículo 2°, inciso f) de la Ley N° 25.152.

ARTÍCULO 6º.- Los remanentes de recursos originados en la prestación de servicios adicionales, cualquiera sea su modalidad, cumplimentados por la POLICÍA FEDERAL ARGENTINA, en virtud de la autorización dispuesta por el Decreto Ley N° 13.473 de fecha 25 de octubre de 1957 y su reglamentación Decreto Ley N° 13.474 de fecha 25 de octubre de 1957, ambos convalidados por la Ley N° 14.467 y sus modificatorias, podrán ser incorporados a los recursos del ejercicio siguiente originados en el Servicio de Policía Adicional del Servicio Administrativo Financiero 326 - POLICÍA FEDERAL ARGENTINA, para el financiamiento del pago de todos los gastos emergentes de la cobertura del servicio.

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ARTÍCULO 7º.- Los recursos obtenidos por la subasta del espectro radioeléctrico

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serán afectados específicamente al mejoramiento e instalación de nuevas redes de telecomunicaciones en el marco de los Planes Nacionales "Argentina Conectada" y "Conectar Igualdad.com.ar"; y al desarrollo de los Sistemas Argentinos de Televisión Digital Terrestre y de Televisión Digital Directa al Hogar.

ARTÍCULO 8°.- Facúltase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a disponer la capitalización del BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE) mediante:

a) Un aporte en efectivo por la suma de PESOS CIEN MILLONES ($ 100.000.000) dentro del total de créditos aprobados por la presente ley.

b) La transferencia del saldo de los bienes fideicomitidos integrantes del Fondo Fiduciario Secretaría de Hacienda-BICE, neto de la suma remanente de la obligación de la SECRETARÍA DE HACIENDA dependiente del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS establecida por el Artículo 4° de la Ley N° 25.300.

Una vez dispuesta la transferencia prevista en el inciso b), el BANCO DE INVERSIÓN Y COMERCIO EXTERIOR SOCIEDAD ANÓNIMA (BICE) deberá transferir al Tesoro Nacional el importe que se deduce de la capitalización, con el objeto de que la SECRETARÍA DE HACIENDA, cumplimente oportunamente la obligación dispuesta en el citado Artículo 4° de la Ley N° 25.300 y se considerará disuelto el Fondo Fiduciario Secretaría de Hacienda-BICE.

ARTÍCULO 9°.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por el Artículo 55 de la Ley N° 25.401, las que deberán cumplir con las condiciones indicadas en el Artículo 42 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para

ANEXO

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el Ejercicio 2010.

ARTÍCULO 10.- Establécese para el Ejercicio Fiscal 2011 la autorización, de conformidad con lo dispuesto por el Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones, a los entes que se mencionan en la Planilla Anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público.

El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo del presente artículo.

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ARTÍCULO 11.- Fíjase para el Ejercicio 2011 en la suma de PESOS CATORCE MIL MILLONES ($ 14.000.000.000) el monto máximo de autorización a la Tesorería General de la Nación dependiente de la SUBSECRETARÍA DE PRESUPUESTO de la SECRETARÍA DE HACIENDA del MINISTERIO DE ECONOMÍA Y FINANZAS

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PÚBLICAS para hacer uso transitoriamente del crédito a corto plazo a que se refiere el Artículo 82 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional Nº 24.156 y sus modificaciones.

ARTÍCULO 12.- Fíjase para el Ejercicio 2011 en la suma de PESOS SEIS MIL MILLONES ($ 6.000.000.000) el monto máximo de autorización a la SECRETARÍA DE HACIENDA para la emisión y colocación de Letras del Tesoro a plazos que no excedan el ejercicio financiero a los efectos de ser utilizadas como garantía para las adquisiciones de combustibles líquidos y gaseosos, la importación de energía eléctrica, la adquisición de aeronaves, como así también de componentes extranjeros y bienes de capital de proyectos y obras públicas nacionales, realizadas o a realizarse.

Dichos instrumentos podrán ser emitidos en la moneda que requiera la constitución de las citadas garantías, rigiéndose la emisión, colocación, liquidación y registro de las mismas, por lo dispuesto en el Artículo 82 del Anexo al Decreto Nº 1.344 de fecha 4 de octubre de 2007. En forma previa a la emisión de las mismas, deberá estar comprometida la partida presupuestaria asignada a los gastos garantizados.



ARTÍCULO 13.- Fíjase para el Ejercicio Fiscal 2011 en la suma de DÓLARES ESTADOUNIDENSES SIETE MIL QUINIENTOS NOVENTA Y NUEVE MILLONES SETECIENTOS VEINTE MIL (U$S 7.599.720.000) o su equivalente en otras monedas, el monto máximo de autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para realizar operaciones de crédito público adicionales a las autorizadas por el Artículo 10 del presente Anexo, destinadas a financiar inversiones prioritarias en el marco del

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Artículo 17 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, cuyo detalle figura en la Planilla Anexa a este artículo.

El MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS determinará de acuerdo con las ofertas de financiamiento que se verifiquen y hasta el monto global señalado, la asignación del financiamiento entre las inversiones indicadas e instruirá al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera a instrumentarlas.

El uso de esta facultad deberá ser informado de manera fehaciente y detallada, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito público, a ambas Cámaras del HONORABLE CONGRESO DE LA NACIÓN.

Facúltase al señor Jefe de Gabinete de Ministros, en la medida en que se perfeccionen las operaciones de crédito aludidas, a realizar las ampliaciones presupuestarias correspondientes a fin de posibilitar la ejecución del mencionado programa.

ARTÍCULO 14.- Establécese para el Ejercicio Fiscal 2011 la autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para realizar operaciones de crédito público, cuando las mismas excedan dicho ejercicio, por los montos, especificaciones, período y destino de financiamiento detallados en la Planilla Anexa al presente artículo.

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El Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central, siempre que las mismas hayan sido incluidas en la Ley de Presupuesto General de la Administración Nacional del

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ejercicio respectivo.

ARTÍCULO 15.- Facultáse al Órgano Coordinador de los Sistemas de Administración Financiera a extender el plazo del Aval N° 1/2003 otorgado a favor de la empresa INVESTIGACIONES APLICADAS SOCIEDAD DEL ESTADO (INVAP S.E.) hasta el 31 de diciembre de 2012, por hasta la suma de DÓLARES ESTADOUNIDENSES NUEVE MILLONES (U$S 9.000.000).

ARTÍCULO 16.- Autorízase al Órgano Coordinador de los Sistemas de Administración Financiera, previa intervención del MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS a otorgar avales, fianzas o garantías de cualquier naturaleza a efectos de garantizar las obligaciones destinadas al financiamiento de las obras de infraestructura y/o equipamiento cuyo detalle figura en la Planilla Anexa al presente artículo y hasta el monto máximo global de DÓLARES ESTADOUNIDENSES DIECIOCHO MIL CIENTO OCHENTA MILLONES (U$S 18.180.000.000), o su equivalente en otras monedas, más los montos necesarios para afrontar el pago de intereses y demás accesorios.


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El MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS instruirá al Órgano Coordinador de los Sistemas de Administración Financiera para el otorgamiento de los avales, fianzas o garantías correspondientes, con determinación de plazos y condiciones de devolución, los que serán endosables en forma total o parcial e incluirán un monto equivalente al capital de la deuda garantizada con más el monto necesario para asegurar el pago de los intereses correspondientes y demás accesorios.

ARTÍCULO 17.- Establécese para el Ejercicio Fiscal 2011 la autorización al Órgano Responsable de la Coordinación de los Sistemas de Administración Financiera para



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otorgar avales del Tesoro Nacional por las operaciones de crédito público de acuerdo con el detalle obrante en la Planilla Anexa al presente artículo, y por los montos máximos determinados en la misma.

ARTÍCULO 18.- El PODER EJECUTIVO NACIONAL podrá formalizar operaciones de crédito público con el BANCO NACIONAL DE DESARROLLO ECONÓMICO Y SOCIAL de la REPÚBLICA FEDERATIVA DEL BRASIL, por hasta un monto máximo de DÓLARES ESTADOUNIDENSES DOS MIL QUINIENTOS MILLONES (U$S 2.500.000.000) o su equivalente en otras monedas, siempre que las operatorias que den origen a dicho endeudamiento sean efectuadas en el marco del Convenio ALADI. Las operaciones de que se trata se considerarán incluidas en el último párrafo del Artículo 60 de la Ley de Administración Financiera y de los Sistemas de Control del Sector Público Nacional N° 24.156 y sus modificaciones.

ARTÍCULO 19.- Fíjase en la suma de PESOS TRES MIL SETECIENTOS MILLONES ($ 3.700.000.000) el importe máximo de colocación durante el Ejercicio Fiscal 2011 de bonos de consolidación y de bonos de consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el Artículo 2°, inciso f) de la Ley N° 25.152 por los montos que en cada caso se indican en la Planilla Anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

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Dentro de cada uno de los conceptos definidos en la citada planilla, las colocaciones serán efectuadas en el estricto orden cronológico de ingreso a la Oficina Nacional de Crédito Público de la SUBSECRETARÍA DE FINANCIAMIENTO dependiente de la SECRETARÍA DE FINANZAS del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS, de los requerimientos de pago que cumplan con los

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requisitos establecidos en la reglamentación hasta agotar el importe máximo de colocación fijado por el presente artículo.

El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS podrá realizar modificaciones dentro del monto total fijado en este artículo.

ARTÍCULO 20.- Fíjase en la suma de PESOS TREINTA MILLONES ($ 30.000.000) el importe máximo destinado a la atención de las deudas referidas en los incisos b) y c) del Artículo 7° de la Ley N° 23.982.

ARTÍCULO 21.- Las obligaciones consolidadas en los términos de las Leyes Nros. 23.982 y 25.344, a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nros. 25.565 y 25.725 y las obligaciones cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique con los títulos públicos previstos en dichas leyes, reconocidas en sede administrativa o judicial hasta el 31 de diciembre de 2001, serán atendidas mediante la entrega de los bonos de consolidación cuya emisión se autoriza en el Artículo 60, inciso a) de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.



Las obligaciones consolidadas en los términos de la Ley N° 23.982, a excepción de las obligaciones de carácter previsional, las obligaciones consolidadas en los términos de las Leyes Nros. 25.344, 25.565 y 25.725 y las obligaciones cuya cancelación deba hacerse efectiva en virtud de toda otra norma que así lo indique con los títulos públicos previstos en dichas leyes, reconocidas en sede administrativa o judicial después del 31 de diciembre de 2001, serán atendidas mediante la entrega de los bonos de consolidación cuya emisión se autoriza en el Artículo 60, incisos b) y c) de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el

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Ejercicio 2010, según lo que en cada caso corresponda.

Las obligaciones comprendidas en las Leyes Nros. 24.043, 24.411, 25.192 y 26.572, serán canceladas con los bonos de consolidación cuya emisión se autoriza en el Artículo 60, inciso a) de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

Las obligaciones comprendidas en la Ley Nº 25.471, serán canceladas en la forma dispuesta en el Artículo 4º del Decreto Nº 821 de fecha 23 de junio de 2004.

Facúltase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a dictar las medidas necesarias para el cumplimiento de lo dispuesto en el presente artículo.

La prórroga dispuesta en el Artículo 46 de la Ley Nº 25.565 y los Artículos 38 y 58 de la Ley Nº 25.725, resulta aplicable exclusivamente a las obligaciones vencidas o de causa o título posterior al 31 de diciembre de 1999, y anterior al 1 de enero de 2002 o al 1 de septiembre de 2002, según lo que en cada caso corresponda. Hasta el 31 de diciembre de 1999, las obligaciones a que se refiere el Artículo 13 de la Ley Nº 25.344, continuarán rigiéndose por las leyes y normas reglamentarias correspondientes. En todos los casos, los intereses a liquidarse judicialmente se calcularán únicamente hasta la fecha de corte, establecida en el 1 de abril de 1991 para las obligaciones comprendidas en la Ley Nº 23.982, en el 1 de enero de 2000, para las obligaciones comprendidas en la Ley Nº 25.344, y en el 1 de enero de 2002 o el 1 de septiembre de 2002, para las obligaciones comprendidas en la prórroga dispuesta por las Leyes Nros. 25.565 y 25.725.

ARTÍCULO 22.- Instrúyese al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a integrar el Fondo de Desendeudamiento Argentino, creado por el

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Decreto N° 298 de fecha 1 de marzo de 2010, por hasta la suma de DÓLARES ESTADOUNIDENSES SIETE MIL QUINIENTOS CUATRO MILLONES (U$S 7.504.000.000), destinado a la cancelación de los servicios de la deuda pública con tenedores privados correspondientes al Ejercicio Fiscal 2011.

A tales fines, autorízase al MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS a colocar, con imputación a la Planilla Anexa al Artículo 10 del presente Anexo, al BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, un instrumento de deuda pública que será suscripto con el monto de las reservas de libre disponibilidad necesario para integrar los fondos referidos en el párrafo anterior. Dicho instrumento de deuda consistirá en un letra intransferible, denominada en Dólares Estadounidenses, amortizable íntegramente al vencimiento, con un plazo de amortización a DIEZ (10) años, que devengará una tasa de interés igual a la que devenguen las reservas internacionales del BANCO CENTRAL DE LA REPÚBLICA ARGENTINA por el mismo período y hasta un máximo de la tasa LIBOR anual, menos UN (1) punto porcentual. Los intereses se cancelarán semestralmente.

El instrumento referido en el párrafo anterior se considerará comprendido en las previsiones del Artículo 33 de la Carta Orgánica del BANCO CENTRAL DE LA REPÚBLICA ARGENTINA, y no se encuentra comprendido por la prohibición de los Artículos 19 inciso a) y 20 de la misma.

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El MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS deberá informar periódicamente a la Comisión Bicameral creada por el Artículo 6° del Decreto N° 298/10 el uso de los recursos que componen el Fondo de Desendeudamiento Argentino.

ARTÍCULO 23.- Sustitúyese el Artículo 1° de la Ley N° 25.919 – Fondo Nacional de

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Incentivo Docente – que fuera sustituido por el Artículo 19 de la Ley N° 26.075 de Financiamiento Educativo y el Artículo 69 de la Ley N° 26.422 de Presupuesto General de la Administración Nacional para el Ejercicio 2009, el que quedará redactado en los siguientes términos:

"ARTÍCULO 1°.- Prorrógase la vigencia del Fondo Nacional de Incentivo Docente creado por la Ley N° 25.053 y sus modificaciones, por el término de OCHO (8) años a partir del 1 de enero de 2004".

ARTÍCULO 24.- Prorróganse para el Ejercicio 2011 las disposiciones de la Ley N° 26.530.

ARTÍCULO 25.- Considérase al Proyecto "Prototipo de Reactor CAREM" como obra comprendida dentro del Programa de Inversiones Prioritarias, en los términos del Artículo 17 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 y del Decreto N° 949/10.

ARTÍCULO 26.- Prorróganse hasta el 31 de diciembre de 2015 los plazos establecidos en el Artículo 17 de la Ley N° 25.239.

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ARTÍCULO 27.- Amplíase el volumen autorizado para importar bajo el régimen establecido por el Artículo 33 de la Ley N° 26.422 de Presupuesto General de la Administración Nacional para el Ejercicio 2009, prorrogado por el Artículo 29 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010, a TRES MILLONES QUINIENTOS MIL METROS CÚBICOS (3.500.000 m^3), los que pueden ser ampliados en hasta un VEINTE POR CIENTO (20 %), conforme la evaluación de su necesidad realizada en forma conjunta por la SECRETARÍA DE HACIENDA dependiente del MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS y la SECRETARÍA DE ENERGÍA dependiente del

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MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS.

ARTÍCULO 28.- Amplíase el monto establecido por el inciso d) del Artículo 31 de la Ley Nº 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010 hasta alcanzar la suma de PESOS CINCUENTA MILLONES ($ 50.000.000).

ARTÍCULO 29.- A los efectos de la reducción de la deuda pública provincial, el MINISTERIO DEL INTERIOR distribuirá recursos, correspondientes al fondo establecido por el inciso d) del Artículo 3° de la Ley Nº 23.548, existentes al 31 de diciembre de 2010, a través de una aplicación financiera, a fin de posibilitar la cancelación parcial de los préstamos otorgados durante el Ejercicio 2010, en el marco de lo establecido por el Artículo 26 de la Ley Nº 25.917, de Régimen Federal de Responsabilidad Fiscal y el Artículo 73 de la Ley N° 26.546 de Presupuesto General de la Administración Nacional para el Ejercicio 2010.

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Amado Boudou
Ministro de Economía y Finanzas Públicas

"... DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

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ANEXO

Planilla Anexa al Art. 1°

ADMINISTRACIÓN NACIONAL

RECURSOS HUMANOS - TOTALES POR CARÁCTER INSTITUCIONAL

CARÁCTER INSTITUCIONAL	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTE	TEMPORARIO	TOTAL	PERMANENTE	TEMPORARIO
ADMINISTRACIÓN CENTRAL	275.927	265.277	10.650	178.478	82.287	96.191
ORGANISMOS DESCENTRALIZADOS	44.238	40.944	3.294	47.758	2.679	45.079
INSTITUCIONES DE SEGURIDAD SOCIAL	14.436	14.397	39	0	0	0
TOTAL:	334.601	320.618	13.983	226.236	84.966	141.270

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ANEXO
Planilla Anexa al Art. 1°

ADMINISTRACIÓN CENTRAL
RECURSOS HUMANOS

JURISDICCIÓN / SUBJURISDICCIÓN	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
PODER LEGISLATIVO NACIONAL	10.836	6.835	4.001	0	0	0
PODER JUDICIAL DE LA NACIÓN	23.075	20.791	2.284	0	0	0
MINISTERIO PÚBLICO	6.078	5.899	179	0	0	0
PRESIDENCIA DE LA NACIÓN	2.792	2.669	123	448	448	0 (2)
SECRETARÍA GENERAL	845	845	0	0	0	0
SECRETARÍA LEGAL Y TÉCNICA	350	350	0	0	0	0
SECRETARÍA DE INTELIGENCIA	2	2	0	0	0	0 (1)
SECRETARÍA DE PROGRAMACIÓN PARA LA PREVENCIÓN DE LA DROGADICCIÓN Y LA LUCHA CONTRA EL NARCOTRÁFICO	150	150	0	0	0	0
SECRETARÍA DE CULTURA	1.445	1.322	123	448	448	0 (2)
JEFATURA DE GABINETE DE MINISTROS	1.464	1.447	17	30.000	0	30.000 (3)
MINISTERIO DEL INTERIOR	693	583	110	5.600	0	5.600 (2)
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	2.525	2.417	108	0	0	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	14.555	14.555	0	12.179	7.179	5.000
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	2.527	2.527	0	5.000	0	5.000 (2)
SERVICIO PENITENCIARIO FEDERAL	12.028	12.028	0	7.179	7.179	0 (2)
MINISTERIO DE SEGURIDAD	94.681	93.075	1.606	32.006	15.641	16.365
MINISTERIO DE SEGURIDAD	200	200	0	0	0	0
POLICÍA FEDERAL ARGENTINA	41.626	40.100	1.526	9.872	0	9.872 (2)
GENDARMERÍA NACIONAL	30.383	30.303	80	12.864	6.371	6.493 (2)
PREFECTURA NAVAL ARGENTINA	18.893	18.893	0	270	270	0
POLICÍA DE SEGURIDAD AEROPORTUARIA	3.579	3.579	0	9.000	9.000	0 (2)
MINISTERIO DE DEFENSA	101.833	100.134	1.699	82.357	58.119	24.238
MINISTERIO DE DEFENSA	1.264	855	409	429	0	429
ESTADO MAYOR GENERAL DEL EJÉRCITO	52.566	51.904	662	30.551	13.214	17.337
ESTADO MAYOR GENERAL DE LA ARMADA	27.301	27.055	246	30.000	30.000	0
ESTADO MAYOR GENERAL DE LA FUERZA AÉREA	20.483	20.242	241	19.938	14.543	5.395
ESTADO MAYOR CONJUNTO DE LAS FF.AA.	219	78	141	1.439	362	1.077
MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS	3.227	2.810	417	11.708	0	11.708 (3)
MINISTERIO DE INDUSTRIA	364	352	12	0	0	0
MINISTERIO DE AGRICULTURA, GANADERÍA Y PESCA	753	749	4	0	0	0
MINISTERIO DE TURISMO	429	429	0	0	0	0
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	2.208	2.208	0	1.000	0	1.000 (3)
MINISTERIO DE EDUCACIÓN	1.114	1.114	0	900	900	0 (2)
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN PRODUCTIVA	546	546	0	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	2.650	2.618	32	480	0	480
MINISTERIO DE SALUD	4.272	4.255	17	1.800	0	1.800 (3)
MINISTERIO DE DESARROLLO SOCIAL	1.832	1.791	41	0	0	0
TOTAL:	275.927	265.277	10.650	178.478	82.287	96.191

(1) NO INCLUYE PERSONAL SIN DISCRIMINAR
(2) HORAS DE CATEDRA MENSUALES
(3) HORAS DE CATEDRA ANUALES

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ORGANISMOS DESCENTRALIZADOS
RECURSOS HUMANOS

ENTIDAD	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIAS	TOTAL	PERMANENTES	TEMPORARIAS
PODER LEGISLATIVO NACIONAL	[illegible]	[illegible]	67	0	0	0
AUDITORIA GENERAL DE LA NACIÓN	[illegible]	[illegible]	67	0	0	0
PRESIDENCIA DE LA NACION	1.263	1.137	126	8.122	74	8.048
SINDICATURA GENERAL DE LA NACION	470	470	0	8.048	0	8.048 (2)
AUTORIDAD REGULATORIA NUCLEAR	242	242	0	0	0	0
TEATRO NACIONAL CERVANTES	102	102	0	0	0	0
BIBLIOTECA NACIONAL	201	75	126	74	74	0 (1)
INSTITUTO NACIONAL DEL TEATRO	156	156	0	0	0	0
FONDO NACIONAL DE LAS ARTES	92	92	0	0	0	0
JEFATURA DE GABINETE DE MINISTROS	331	290	41	1.250	1.250	0
AUTORIDAD FEDERAL DE SERVICIOS DE COMUNICACION AUDIOVISUAL	331	290	41	1.250	1.250	0 (1)
MINISTERIO DEL INTERIOR	3.430	3.395	35	0	0	0
REGISTRO NACIONAL DE LAS PERSONAS	795	795	0	0	0	0
DIRECCION NACIONAL DE MIGRACIONES	1.995	1.960	35	0	0	0
AGENCIA NACIONAL DE SEGURIDAD VIAL	640	640	0	0	0	0
MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO	161	161	0	0	0	0
COMISIÓN NACIONAL DE ACTIVIDADES ESPACIALES	161	161	0	0	0	0
MINISTERIO DE JUSTICIA Y DERECHOS HUMANOS	249	249	0	0	0	0
INSTITUTO NACIONAL CONTRA LA DISCRIMINACIÓN, LA XENOFOBIA Y EL RACISMO	249	249	0	0	0	0
MINISTERIO DE DEFENSA	794	794	0	330	150	180
INSTITUTO GEOGRÁFICO NACIONAL	235	235	0	0	0	0
SERVICIO METEREOLOGICO NACIONAL	559	559	0	330	150	180 (1)
MINISTERIO DE ECONOMÍA Y FINANZAS PÚBLICAS	586	586	0	0	0	0
COMISION NACIONAL DE VALORES	178	178	0	0	0	0
SUPERINTENDENCIA DE SEGUROS DE LA NACION	272	272	0	0	0	0
TRIBUNAL FISCAL DE LA NACION	136	136	0	0	0	0
MINISTERIO DE INDUSTRIA	1.185	1.185	0	0	0	0
INSTITUTO NACIONAL DE TECNOLOGIA INDUSTRIAL	895	895	0	0	0	0
INSTITUTO NACIONAL DE LA PROPIEDAD INDUSTRIAL	290	290	0	0	0	0
MINISTERIO DE AGRICULTURA, GANADERIA Y PESCA	10.630	8.290	2.540	980	0	980
INSTITUTO NACIONAL DE TECNOLOGIA AGROPECUARIA	6.833	4.319	2.514	980	0	980 (2)
INSTITUTO NACIONAL DE INVESTIGACION Y DESARROLLO PESQUERO	315	306	0	0	0	0
INSTITUTO NACIONAL DE VITIVINICULTURA	466	466	0	0	0	0
OFICINA NACIONAL DE CONTROL COMERCIAL AGROPECUARIO	521	521	0	0	0	0
INSTITUTO NACIONAL DE SEMILLAS	65	65	0	0	0	0
SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA	2.880	2.854	26	0	0	0
MINISTERIO DE TURISMO	1.650	1.430	220	0	0	0
ADMINISTRACION DE PARQUES NACIONALES	1.618	1.398	220	0	0	0
INSTITUTO NACIONAL DE PROMOCION TURISTICA	32	32	0	0	0	0
MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSIÓN PÚBLICA Y SERVICIOS	8.994	8.914	80	1.857	1.196	661
COMISIÓN NACIONAL DE ENERGÍA ATÓMICA	2.198	2.198	0	0	0	0
INSTITUTO NACIONAL DEL AGUA	371	371	0	0	0	0
COMISION NACIONAL DE COMUNICACIONES	356	356	0	0	0	0
DIRECCION GENERAL DE FABRICACIONES MILITARES	499	475	24	0	0	0
DIRECCION NACIONAL DE VIALIDAD	2.813	2.813	0	0	0	0
TRIBUNAL DE TASACIONES DE LA NACION	45	45	0	0	0	0
ENTE NACIONAL DE OBRAS HIDRICAS DE SANEAMIENTO	54	54	0	0	0	0
SERVICIO GEOLOGICO MINERO ARGENTINO	290	290	0	0	0	0
ENTE NACIONAL REGULADOR DEL GAS	310	310	0	0	0	0
ENTE NACIONAL REGULADOR DE LA ELECTRICIDAD	213	213	0	0	0	0
ORGANISMO REGULADOR DE SEGURIDAD DE PRESAS	36	36	0	0	0	0
COMISION NACIONAL DE REGULACION DEL TRANSPORTE	193	193	0	0	0	0
ORGANISMO REGULADOR DEL SISTEMA NACIONAL DE AEROPUERTOS	99	99	0	0	0	0
ADMINISTRACION NACIONAL DE AVIACION CIVIL	1.207	1.187	20	1.857	1.196	661 (2)
MINISTERIO DE EDUCACIÓN	333	333	0	0	0	0
FUNDACION MIGUEL LILLO	231	231	0	0	0	0
COMISION NACIONAL DE EVALUACION Y ACREDITACION UNIVERSITARIA	102	102	0	0	0	0
MINISTERIO DE CIENCIA, TECNOLOGÍA E INNOVACIÓN PRODUCTIVA	8.446	8.446	0			
CONSEJO NACIONAL DE INVESTIGACIONES CIENTÍFICAS Y TÉCNICAS	8.446	8.446	0	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	329	329	0	0	0	0
SUPERINTENDENCIA DE RIESGOS DEL TRABAJO	329	329	0	0	0	0
MINISTERIO DE SALUD	3.505	3.380	125	7.300	0	7.300
CENTRO NACIONAL DE REEDUCACIÓN SOCIAL	137	137	0	0	0	0
HOSPITAL NACIONAL DR. BALDOMERO SOMMER	240	227	13	0	0	0
ADMINISTRACION NACIONAL DE MEDICAMENTOS, ALIMENTOS Y TECNOLOGIA MEDICA	882	882	0	0	0	0
INSTITUTO NACIONAL CENTRAL UNICO COORDINADOR DE ABLACION E IMPLANTES	213	101	112	0	0	0
ADMINISTRACION NACIONAL DE LABORATORIOS E INSTITUTOS DE SALUD	486	486	0	0	0	0 (4)
COLONIA NACIONAL DR. MANUEL A. MONTES DE OCA	489	450	0	0	0	0
INSTITUTO NACIONAL DE REHABILITACION PSICOFISICA DEL SUR	225	225	0	0	0	0
SERVICIO NACIONAL DE REHABILITACIÓN	236	236	0	0	0	0
ADMINISTRACIÓN DE PROGRAMAS ESPECIALES	204	204	0	7.300	0	7.300 (3)
SUPERINTENDENCIA DE SERVICIOS DE SALUD	530	530	0	0	0	0
MINISTERIO DE DESARROLLO SOCIAL	177	177	0	30.000	0	30.000
INSTITUTO NACIONAL DE ASOCIATIVISMO Y ECONOMÍA SOCIAL	136	136	0	30.000	0	30.000 (1)
INSTITUTO NACIONAL DE ASUNTOS INDIGENAS	41	41	0	0	0	0
TOTAL ORGANISMOS DESCENTRALIZADOS	44.231	40.944	3.294	47.789	2.678	45.075

(1) HORAS DE CÁTEDRA MENSUALES
(2) HORAS DE CÁTEDRA ANUALES
(3) MESES-HOMBRE
(4) EL PERSONAL TEMPORARIO CORRESPONDE A GUARDIAS MÉDICAS

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ANEXO
Planilla Anexa al Art. 1°

INSTITUCIONES DE SEGURIDAD SOCIAL
RECURSOS HUMANOS

ENTIDAD	CARGOS			HORAS CÁTEDRA		
	TOTAL	PERMANENTES	TEMPORARIOS	TOTAL	PERMANENTES	TEMPORARIOS
MINISTERIO DE SEGURIDAD	186	175	11	0	0	0
CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICÍA FEDERAL ARGENTINA	186	175	11	0	0	0
MINISTERIO DE DEFENSA	231	203	28	0	0	0
INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES	231	203	28	0	0	0
MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL	14.019	14.019	0	0	0	0
ADMINISTRACIÓN NACIONAL DE SEGURIDAD SOCIAL	14.019	14.019	0	0	0	0
TOTAL INSTITUCIONES DE SEGURIDAD SOCIAL	14.436	14.397	39	0	0	0

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M.E. y F.P.

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
5	320	23	1	3	Adecuación y Remodelación Sede Judicial - Edificio Antártida Argentina, Avenida de los Inmigrantes - Ciudad Autónoma de Buenos Aires	19.857.873	200.000.000	260.142.127	-	480.000.000	4,00	42,00	54,00	0,00	100,00
5	320	24	10	3	Construcción Sede Judicial Edificio Pedro Molina esquina España - Centro Judicial Mendoza	6.329.000	35.000.000	35.000.000	-	76.329.000	8,00	46,00	46,00	0,00	100,00
5	320	24	11	2	Construcción Sede Judicial Edificio calle Junín, Caning, Humberto Primo y Esteban Echeverría, Rosario	7.848.000	30.000.000	30.000.000	-	67.848.000	12,00	44,00	44,00	0,00	100,00
5	320	24	12	1	Tribunales Federales de Neuquén - Construcción del Edificio	2.544.400	11.449.300	11.449.300	-	25.443.000	12,00	44,00	44,00	0,00	100,00
5	320	24	14	2	Construcción Sede Judicial Nuevo Edificio para la Centralización de la Justicia Federal del Tribunal de Posadas	10.000.000	20.000.000	20.866.000	-	50.866.000	20,00	39,00	41,00	0,00	100,00
5	320	24	15	3	Construcción Edificio Hipólito Irigoyen 83, Resistencia - Chaco	16.260.635	8.715.365	3.500.000	3.000.000	31.476.000	52,00	28,00	10,00	10,00	100,00
5	335	5	0	1	Construcción Instituto Técnico Judicial "Dra. Cecilia Grierson"	87.016.720	70.000.000	13.223.280	-	170.240.000	50,00	41,00	9,00	0,00	100,00
5	335	7	0	4	Construcción Edificio Combate de los Pozos - Archivo General del Poder Judicial	82.125.708	155.000.000	217.874.292	-	455.000.000	22,00	34,00	44,00	0,00	100,00
5	335	21	0	10	Refacción Etapa III Patios Interiores del Palacio de Justicia de la Nación - Ciudad Autónoma de Buenos Aires	1.472.675	18.527.325	-	-	20.000.000	7,00	93,00	0,00	0,00	100,00
25	305	42	0	14	Construcción Relleno Sanitario Municipio de la Costa, Buenos Aires	2.612.277	28.387.723	-	-	31.000.000	8,00	92,00	0,00	0,00	100,00
25	305	42	0	17	Construcción Relleno Sanitario San Antonio de Areco	2.096.843	20.903.157	-	-	23.000.000	11,00	89,00	0,00	0,00	100,00
25	342	44	0	2	Control de Inundaciones - Lote 1 - Lote 2 - Área 2	13.841.655	54.480.000	55.678.345	-	124.000.000	11,00	43,00	46,00	0,00	100,00
35	106	16	0	7	Construcción y Equipamiento del Laboratorio de Integración y Ensayos en el Centro Espacial Teófilo Tabanera - Córdoba - Etapa II	500.000	55.000.000	-	-	55.500.000	1,00	99,00	0,00	0,00	100,00
35	106	16	0	9	Misiones SABIAMAR	100.000	120.000.000	60.000.000	148.000.000	328.100.000	1,00	36,00	18,00	45,00	100,00
35	106	16	0	10	Proyecto 2MP - Desarrollo de Emprendimiento Satelital para Niños Jóvenes	100.000	12.814.000	18.604.800	13.062.080	44.580.880	0,00	39,00	31,00	30,00	100,00
35	106	16	0	11	Ampliación del Laboratorio de Ensayos - Centro Espacial Teófilo Tabanera	14.921.424	85.319.000	36.000.000	-	136.240.424	10,00	62,00	28,00	0,00	100,00
35	106	16	0	11	INTECO - Construcción y Desarrollo de Antenas para el Plan Espacial Nacional	3.078.576	3.600.000	6.000.000	11.325.000	24.003.576	12,00	14,00	24,00	50,00	100,00
35	307	1	0	16	Construcción Archivo y Oficinas del Ministerio de Relaciones Exteriores, Comercio Internacional y Culto	5.000.000	17.055.000	46.895.000	-	68.950.000	7,00	24,00	69,00	0,00	100,00
35	307	16	0	15	Remodelación Residencia y Embajada en Países Bajos	14.678.525	11.781.189	-	-	26.859.714	55,00	45,00	0,00	0,00	100,00
35	307	16	0	32	Construcción Centro Cultural Embajada de Chile	1.000.000	8.500.000	8.500.000	-	18.000.000	5,00	47,00	48,00	0,00	100,00
40	332	18	0	49	Construcción Complejo Federal Penitenciario Córdoba	15.550.000	15.550.000	15.500.000	143.400.000	190.000.000	8,00	8,00	8,00	76,00	100,00
40	332	18	0	50	Ampliación Instituto Semiabierto de Mujeres Condenadas - Unidad 5 Rawson	10.282.000	10.282.000	10.282.000	8.154.000	39.000.000	26,00	26,00	26,00	22,00	100,00
41	326	21	0	59	Construcción de Edificio Inteligente Complejo Meneses - Ciudad Autónoma de Buenos Aires	1.000.000	12.000.000	32.000.000	-	45.000.000	2,00	26,00	72,00	0,00	100,00

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
52	606	1	0	2	Construcción Edificio Central en la Ciudad Autónoma de Buenos Aires (BID AR-L Nº 1084)	2.800.000	8.200.000	12.000.000	17.000.000	40.000.000	7,00	20,00	30,00	43,00	100,00
53	322	1	0	4	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto - Etapa I GIRSU - Tierra del Fuego	4.546.000	10.454.000	-	-	15.000.000	30,00	70,00	0,00	0,00	100,00
53	322	1	0	10	Construcción Relleno Sanitario y Mejoramiento Basural a Cielo Abierto - Etapa I, GIRSU - Parque Nahuel Huapi - Río Negro	3.000.000	12.000.000	-	-	15.000.000	20,00	80,00	0,00	0,00	100,00
56	105	24	0	16	Rehabilitación Producción Uranio en Complejo Minero San Rafael, Provincia de Mendoza	6.000.000	7.000.000	15.000.000	10.000.000	38.000.000	15,00	18,00	39,00	28,00	100,00
56	105	24	0	17	Evaluación de Recursos Uraníferos en la Provincia de la Rioja	3.000.000	3.900.000	4.280.000	44.257.000	55.437.000	5,00	7,00	7,00	81,00	100,00
56	354	25	0	41	Mejoras Conjunto Edificio, Trama Urbana del Área y Estructura Hospital Mataderos	50.000	61.605	74.315	355.107.480	355.293.400	1,00	1,00	1,00	97,00	100,00
56	354	25	0	45	Restauración y Conservación Museo Histórico Nacional	50.000	61.605	74.315	19.764.080	19.950.000	1,00	1,00	1,00	97,00	100,00
56	354	25	0	51	Construcción Torre Única de Telecomunicaciones del Área Metropolitana de Buenos Aires	75.395.286	100.847.032	150.000.000	384.757.682	711.000.000	10,00	14,00	21,00	55,00	100,00
56	354	25	0	52	Construcción Edificio Corporativo del Correo Argentino S.A.	200.000	50.000.000	63.000.000	186.800.000	300.000.000	1,00	17,00	21,00	61,00	100,00
56	354	25	0	53	Construcción Agencia Federal de Investigaciones Complejas Ciudad Autónoma de Buenos Aires	200.000	1.365.664	4.489.076	101.945.260	108.000.000	1,00	1,00	4,00	94,00	100,00
56	354	91	0	8	Prolongación Obra de Abrigo del Muelle de Caleta Córdova	20.000.000	20.000.000	30.000.000	-	70.000.000	29,00	29,00	42,00	0,00	100,00
56	354	91	0	11	Sistema Defensas Puerto Barranqueras	10.000	20.000.000	8.990.000	-	29.000.000	1,00	68,00	31,00	0,00	100,00
56	354	91	0	12	Embarcadero de Pasajeros y Vehículos Puerto Pilcomayo	10.000	1.000.000	1.000.000	17.990.000	20.000.000	1,00	5,00	5,00	89,00	100,00
56	354	91	0	13	Embarcadero de Pasajeros y Vehículos Puerto Colonia Cano	10.000	1.000.000	1.000.000	17.990.000	20.000.000	1,00	5,00	5,00	89,00	100,00
56	354	91	0	14	Reparación, Mejoras y Equipamiento Puerto Formosa	10.000	1.000.000	1.000.000	26.990.000	29.000.000	1,00	3,00	3,00	93,00	100,00
56	354	91	0	16	Dragado Río Uruguay	10.000	12.321	14.863	89.512.816	89.550.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	23	Reparación Puerto Rosario Costanera - Provincia de Santa Fe	10.000	10.000	10.000	59.970.000	60.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	26	Reparación Estructura Vértice Sur Puerto La Plata - Provincia de Buenos Aires	10.000	10.000	10.000	29.970.000	30.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	28	Dragado Ampliación del Canal de Acceso Puerto Bahía Blanca - Provincia de Buenos Aires	10.000	10.000	10.000	44.970.000	45.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	29	Reparación y Ampliación del Sitio 2 Muelle Almirante Storni - Provincia de Chubut	10.000	10.000	10.000	19.970.000	20.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	30	Remoción Cascos Hundidos Puerto Quequén - Provincia Buenos Aires	5.250.000	6.476.094	7.273.906	-	19.000.000	27,00	34,00	39,00	0,00	100,00
56	354	91	0	34	Ampliación Muelle Comandante Luis Piedrabuena Etapa II, Chubut	10.000	10.000	10.000	16.970.000	17.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	35	Reparación Pilotes Macizos Muelle Almirante Storni, Chubut	10.000	10.000	10.000	89.970.000	90.000.000	1,00	1,00	1,00	97,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
35

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	354	91	0	36	Ampliación de la Recuperación de Tierras en la Restinga Sur Puerto Nuevo, Chubut	10.000	10.000	10.000	44.970.000	45.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	38	Ampliación Muelle para Cruceros Turísticos en Bahía Camarones, Chubut	10.000	10.000	10.000	84.970.000	85.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	42	Ampliación de la Planta y Terminal Fluvial de Embarque de Cereales - Ita Ibate - Corrientes	10.000	10.000	10.000	24.970.000	25.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	44	Ampliación Puerto Comodoro Rivadavia IV Etapa - Comodoro Rivadavia - Chubut	10.000	10.000	10.000	283.970.000	284.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	47	Recuperación Costanera Zárate - Provincia de Buenos Aires	10.000	10.000	10.000	24.970.000	25.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	49	Construcción Accesos a Nuevas Instalaciones del Puerto de Santa Fe - Provincia de Santa Fe	14.473.500	15.000.000	15.000.000	13.276.500	57.750.000	25,00	25,00	25,00	25,00	100,00
56	354	91	0	50	Ampliación del Puerto Caleta Paula - Etapa II - Provincia de Santa Cruz	10.000	10.000	10.000	399.970.000	400.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	51	Mejoramiento de 600m del Muro de Gravedad del Parque España - Sector Costero Próximo a Monumento a la Bandera- Rosario - Provincia de Santa Fe	10.000	10.000	10.000	39.970.000	40.000.000	1,00	1,00	1,00	97,00	100,00
56	354	91	0	53	Mejoramiento de la Conectividad de la Hidrovía Paraguay - Paraná	10.000	10.000	10.000	89.970.000	90.000.000	1,00	1,00	1,00	97,00	100,00
56	604	16	4	6	Señalética Turística en Rutas Nacionales-Señalamiento Vertical	2.938.000	3.000.000	3.229.000	15.409.000	24.576.000	13,00	8,00	13,00	66,00	100,00
56	604	16	4	7	Señalamiento Horizontal Zona Litoral	3.801.000	5.395.000	12.039.000	77.346.000	98.581.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	8	Señalamiento Horizontal Zona Norte	3.690.000	5.237.000	11.687.000	75.086.000	95.700.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	9	Señalamiento Horizontal Zona Centro	3.751.000	5.323.000	11.880.000	76.326.000	97.280.000	4,00	6,00	12,00	78,00	100,00
56	604	16	4	10	Señalamiento Horizontal Zona Sur	3.746.000	5.318.000	11.870.000	76.263.000	97.200.000	4,00	6,00	12,00	78,00	100,00
56	604	16	6	19	Ruta N° 3 - Empalme Ruta Provincial N° 4 - Empalme Ruta Provincial N° 8 - Km. 18 - Km. 61	3.470.000	3.470.000	3.470.000	13.972.000	24.382.000	14,00	14,00	14,00	58,00	100,00
56	604	16	6	31	Ruta N° 9 - Villa María - Pilar	833.000	1.642.000	3.247.000	14.278.000	20.000.000	5,00	8,00	16,00	71,00	100,00
56	604	16	6	35	Puentes sobre Riachuelo: Nicolás Avellaneda y accesos y Nuevo Puente Pueyrredón y accesos	6.940.000	7.283.000	1.832.000	27.945.000	44.000.000	15,00	16,00	4,00	65,00	100,00
56	604	16	6	37	Empalme Ruta Nacional N° 60 - Belén / Empalme Ruta Nacional N° 40 - Tinogasta	3.470.000	3.642.000	2.916.000	11.972.000	22.000.000	17,00	16,00	13,00	54,00	100,00
56	604	16	6	38	Ruta Nacional N° 60 Tinogasta - Límite con Chile	3.750.000	2.463.000	4.122.000	19.666.000	30.001.000	13,00	9,00	13,00	65,00	100,00
56	604	16	6	41	Ruta Nacional N° Pareditas - Malargüe	2.750.000	2.806.000	3.022.000	14.422.000	23.000.000	13,00	9,00	13,00	65,00	100,00
56	604	16	6	43	Ruta Nacional N° 40 - N° 51 San Antonio de los Cobres - Límite con Jujuy / Campo Quijano Límite con Chile	833.000	1.842.000	3.358.000	14.167.000	20.000.000	5,00	9,00	16,00	70,00	100,00
56	604	16	6	45	Ruta A007 Avenida Blas Parera-A. Nivel Ruta Nacional N°11 - A. Nivel Ruta Nacional N°11- Calle Juan de Garay	2.603.000	2.731.000	1.687.000	10.479.000	17.500.000	14,00	15,00	9,00	62,00	100,00
56	604	16	6	49	Mantenimiento 30 Puentes - Ruta Nacional N° 34 y N° 50	5.205.000	2.463.000	1.374.000	20.959.000	30.001.000	18,00	9,00	4,00	69,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"


36

M.E. y F.P.
569

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	6	50	Ruta Nacional Nº 149 Tramo Barreal - Empalme Ruta Nacional Nº 150 (Las Flores) - Empalme Ruta Provincial Nº 12 (Pacheco)	7.419.000	3.510.000	1.958.000	29.874.000	42.761.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	52	Ruta Nº 142, Ruta Nº 40 y Ruta Nº 7 - G. André - Empalme Ruta Nacional Nº 20 /Mendoza Límite San Juan/ San Martín - Km. 35 - Km. 112,5 / Km. 3,27 - Km. 80,83 / Km. 997,4 - Km. 1.041,8 - Sistema Modular	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	53	Ruta Nº 40 y Ruta Nº 260 Empalme Ruta Provincial Nº22 - Límite con Chubut/Santa Cruz / Empalme Ruta Nacional Nº40 - Límite con Chile. km 1936,27 - km 1978,35 / km 0 - km 105	3.980.000	1.642.000	512.000	13.866.000	20.000.000	20,00	9,00	2,00	69,00	100,00
56	604	16	6	55	Ruta Nacional Nº 40 - Ruta Nacional Nº A014 -20 Límite con Mendoza - Avenida Circunvalación de San Juan / Acceso a Santa Lucía - Avenida Circunvalación de San Juan Km. 3377,8 - Km. 3461,7 y Km. 3485,5 - Km. 3487,3 / Km. 0,0 - Km. 16,0 / Km. 577,3 - Km. 580,7	3.470.000	1.642.000	916.000	13.972.000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	16	6	56	Ruta Nacional Nº 152 El Carancho - Casa de Piedra	3.750.000	2.463.000	4.122.000	19.666.000	30.001.000	13,00	9,00	13,00	65,00	100,00
56	604	16	7	1	Ruta Nacional Nº 11 - Corredor 1 (200 km)	348.000	5.789.000	5.569.000	3.294.000	15.000.000	3,00	39,00	37,00	21,00	100,00
56	604	16	7	2	Ruta Nacional Nº 35 - Corredor 2 (200 Km)	348.000	5.789.000	5.569.000	3.294.000	15.000.000	3,00	39,00	37,00	21,00	100,00
56	604	16	7	7	Ruta Nacional Nº 3 - Cruce con Ruta Nacional Nº 251 - Tratamiento de la Circulación Nocturna (Ex Iluminación)	7.106.000	840.000	840.000	11.691.000	20.477.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	34	Ruta Nacional Nº 40 - Paso por Londres	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	35	Ruta Nacional Nº 40 - Paso por Belén	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	36	Ruta Nacional Nº 40 - Paso por Copacabana	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	37	Ruta Nacional Nº 40 - Paso por Punilla	9.940.000	10.060.000	-	-	20.000.000	50,00	50,00	0,00	0,00	100,00
56	604	16	7	41	Rutas Nacionales Nº 9 - Nº 34 - Paso por Metán	7.706.000	8.385.000	5.115.000	1.000.000	22.206.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	57	Ruta Nacional Nº 35, Empalme Ruta Provincial Nº 10 - Empalme Ruta Provincial Nº 4	9.174.000	10.654.000	-	-	19.828.000	47,00	53,00	0,00	0,00	100,00
56	604	16	7	59	Ruta Nacional Nº 152 - Empalme Ruta Nacional Nº 35 - El Carancho	7.634.000	903.000	903.000	12.560.000	22.000.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	61	Ruta Nacional Nº 9 - Empalme Ruta Nacional Nº 52 - Tilcara - Río Purmamarca; Km 1752,41	5.205.000	3.498.000	6.297.000	-	15.000.000	35,00	24,00	41,00	0,00	100,00
56	604	16	7	62	Ruta Nacional Nº 66 - Empalme Ruta Nacional Nº 9 - Ruta Nacional Nº 34, San Salvador de Jujuy - Palpalá	6.246.000	4.240.000	3.754.000	3.760.000	18.000.000	35,00	24,00	20,00	21,00	100,00
56	604	16	7	63	Ruta Nacional Nº 9 - Tilcara - Humahuaca, Río Yacoraite; km. 1798	4.280.000	8.628.000	5.583.000	-	18.501.000	24,00	46,00	30,00	0,00	100,00
56	604	16	7	64	Ruta Nacional Nº 35 - Rotonda Norte de Acceso a Santa Rosa - Empalme Ruta Provincial Nº 10 - km. 326,93 - km. 370,75	10.445.000	11.366.000	7.289.000	1.000.000	30.100.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	65	Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 17- Empalme Ruta Nacional Nº 101 (Límite con Brasil) km. 1.116,63 - km.1.127,42	9.751.000	10.610.000	8.739.000	1.000.000	28.100.000	35,00	4,00	4,00	57,00	100,00
56	604	16	7	66	Ruta Nacional Nº 11 Resistencia - Límite Con Formosa Acceso a Colonia Benítez - Margarita Belén - La Leonesa y Empalme Ruta Provincial Nº 90	8.060.000	3.744.000	1.371.000	6.205.000	19.400.000	41,00	19,00	7,00	33,00	100,00

ES COPIA
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	8	3	Ruta Nacional Nº 7 - San Martín - Mendoza - Km. 1016 - Km. 1036	4.036.000	1.129.000	1.129.000	9.306.000	15.600.000	26,00	8,00	7,00	59,00	100,00
56	604	16	8	5	Ruta Nacional Nº 52 - Empalme Ex Ruta Nacional Nº 40 - Susques - Km. 82,68 - Km. 72,55	4.280.000	944.000	944.000	8.832.000	15.000.000	29,00	7,00	6,00	58,00	100,00
56	604	16	8	7	Ruta Nacional Nº 154 - Empalme Ruta Nacional Nº 35 - km 111	9.726.000	7.383.000	-	-	17.109.000	57,00	43,00	0,00	0,00	100,00
56	604	16	8	8	Ruta Nacional Nº 154 - km 111 - Empalme Ruta Nacional Nº 22	4.981.000	1.023.000	1.023.000	9.972.000	16.999.000	30,00	6,00	6,00	58,00	100,00
56	604	16	8	10	Ruta Nacional Nº 143 - Empalme Ruta Provincial Nº 19 - Acceso a Limay Mahuida	8.608.000	6.542.000	-	-	15.150.000	57,00	43,00	0,00	0,00	100,00
56	604	16	8	18	Ruta Nacional Nº 81, Sección Las Lomitas - Laguna Yema	12.723.000	13.708.000	13.708.000	4.861.000	45.000.000	28,00	7,00	6,00	58,00	100,00
56	604	16	8	19	Ruta Nacional Nº 81, Sección Laguna Yema - Ingeniero Juárez	9.359.000	10.052.000	10.052.000	5.537.000	35.000.000	27,00	7,00	6,00	60,00	100,00
56	604	16	8	20	Ruta Nacional Nº 81 - Sección Ingeniero Juárez - Límite con Salta	12.145.000	13.215.000	8.639.000	1.000.000	34.999.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	21	Ruta Nacional Nº 95 - Empalme Ruta Nacional Nº 81 - Empalme Ruta Nacional Nº 86	6.246.000	7.341.000	1.413.000	-	15.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	22	Ruta Nacional Nº 9, Tramo Yala - Empalme Ruta Nacional Nº 52, Sección Yala - Volcán	8.328.000	9.672.000	-	-	18.000.000	47,00	53,00	0,00	0,00	100,00
56	604	16	8	24	Ruta Nacional Nº 9, Tramo Yala - Empalme Ruta Nacional Nº 52, Sección Volcán - Ruta Nacional Nº 52	3.644.000	12.242.000	5.115.000	-	21.001.000	18,00	58,00	24,00	0,00	100,00
56	604	16	8	25	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79	3.000.000	5.418.000	5.418.000	22.165.000	36.001.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	26	Ruta Nacional Nº 52, Tramo Susques - Empalme Ruta Provincial Nº 70	1.850.000	3.341.000	3.341.000	13.668.000	22.200.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	27	Ruta Nacional Nº 52 - Empalme Ruta Provincial Nº 70 - Límite con Chile	3.701.000	1.313.000	1.313.000	9.672.000	15.999.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	29	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección VI	8.169.000	8.889.000	5.483.000	1.000.000	23.541.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	30	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección V	7.659.000	906.000	906.000	12.602.000	22.073.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	31	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección IV	8.169.000	8.889.000	5.483.000	1.000.000	23.541.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	32	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección III	5.795.000	3.934.000	3.934.000	3.038.000	16.701.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	33	Ruta Nacional Nº 81, Límite con Formosa - Empalme Ruta Nacional Nº 34 - Sección II	6.940.000	4.711.000	4.711.000	3.638.000	20.000.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	34	Ruta Nacional Nº 226 - San Carlos de Bolívar - Pehuajó	8.675.000	9.439.000	5.886.000	1.000.000	25.000.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	36	Ruta Nacional Nº 143 - Empalme Ruta Provincial Nº 15 - Puesto Don Armando	6.211.000	4.216.000	4.216.000	3.256.000	17.899.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	37	Ruta Nacional Nº 143 - Tramo Puesto Don Armando - Estancia Las Casuarinas	6.385.000	4.334.000	4.334.000	3.347.000	18.400.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	38	Ruta Nacional Nº188 - Tramo Unión - Límite con San Luis	13.915.000	15.141.000	10.045.000	1.000.000	40.101.000	35,00	4,00	4,00	57,00	100,00


38

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	16	8	40	Ruta Nacional N° 101 - Empalme Ruta Nacional N° 14 - San Antonio - Sección I	8.940.000	6.060.000	-	-	15.000.000	47,00	53,00	0,00	0,00	100,00
56	604	16	8	43	Ruta Nacional N° 150 - Tramo San Roque (Empalme Ruta Nacional N° 40) - Peñasquito	7.895.000	8.373.000	5.107.000	1.000.000	22.175.000	35,00	4,00	4,00	57,00	100,00
56	604	16	8	45	Ruta Nacional N° 60 - Cortaderas - Las Grutas - Sección II - Km. 1465,84 - Km. 1548,12	9.994.000	11.745.000	2.261.000	-	24.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	46	Ruta Nacional N° 60 -Fiambalá- Cortaderas - Sección I - Km.1.370,75-Km.1.465,84	11.243.000	13.213.000	2.544.000	-	27.000.000	42,00	49,00	9,00	0,00	100,00
56	604	16	8	47	Ruta Nacional N° 95 - Juan José Castelli - Empalme Ruta Provincial N° 3 - Sección II - Km. 1229,94-Km. 1278,9	5.587.000	3.792.000	3.792.000	2.928.000	16.099.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	48	Ruta N° 95 - Empalme Ruta Provincial N°9 - Juan José Castelli - Sección I -Km. 1167,2-Km. 1229,94	5.691.000	3.863.000	3.863.000	2.983.000	16.400.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	49	Ruta N° 16 - Avia Terai - Límite con Santiago del Estero - Sección II -Km. 220,65-Km. 318,64	5.726.000	3.887.000	3.887.000	3.001.000	16.501.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	50	Ruta Nacional N° 16 - Roque Sáenz Peña - Avia Terai - Sección I - Km. 180,88-Km. 220,65	5.760.000	3.910.000	3.910.000	3.019.000	16.599.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	51	Ruta Nacional N° 25 - Las Plumas - Los Altares	2.500.000	4.925.000	2.748.000	49.827.000	60.000.000	5,00	8,00	4,00	83,00	100,00
56	604	16	8	54	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 y Ruta Nacional N°127 - Alcantarilla Transversal Km.44,04 - Sección I - Km.0,00 - Km.44,04	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	55	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 y Ruta Nacional N°127 - Alcantarilla Transversal Km. 44,04 - Sección II - Km. 44,04 - Km. 70,61	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	56	Ruta Nacional N° 119 - Alcantarilla Transversal Km. 70,61 - Empalme Ruta Nacional N° 123 / Sección III - Km. 70,61 - Km. 109,38	2.000.000	2.298.000	2.298.000	9.403.000	15.999.000	13,00	15,00	14,00	58,00	100,00
56	604	16	8	60	Ruta Nacional IS 40 - Empalme Ruta Nacional N° 23 - Río Limay	3.865.000	1.379.000	1.379.000	10.156.000	16.800.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	61	Ruta Nacional IS 40 - Límite con Chubut - Empalme Ruta Nacional N°23	4.395.000	1.560.000	1.560.000	11.485.000	19.000.000	24,00	8,00	8,00	60,00	100,00
56	604	16	8	62	Ruta Nacional N° 150 - San Roque - Arrequintín - Km.248,69 (Zanja Doña Julia) - Km.270,37 (Acceso Dique Cuesta del Viento)	1.456.000	2.629.000	2.629.000	10.758.000	17.472.000	9,00	15,00	15,00	61,00	100,00
56	604	16	8	63	Ruta Nacional N° 149 - Empalme Ruta Provincial N° 436 - Empalme Ruta Nacional N° 150 Las Flores Km. 243,79 - Km. 332,70 Acceso a Iglesia	2.100.000	2.759.000	2.759.000	11.286.000	18.904.000	12,00	15,00	14,00	59,00	100,00
56	604	16	8	64	Ruta Nacional N° 157 - Monteagudo - Simoca Km.1.175,05 - Km. 1.234,78	5.899.000	4.004.000	4.004.000	3.092.000	16.999.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	65	Ruta Nacional N° 157 - Lavalle - Monteagudo - Km.1.095,21 - Km. 1.175,05	6.593.000	4.476.000	4.476.000	3.456.000	19.001.000	35,00	24,00	23,00	18,00	100,00
56	604	16	8	66	Ruta Nacional ex - N° 9 - Empalme Ruta Nacional N° 9 - Puente Lucas Córdoba	6.940.000	2.463.000	2.463.000	18.135.000	30.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	2	3	Ruta Nacional N° 40 - Río Mayo - Límite con Santa Cruz	10.856.000	32.312.000	48.867.000	38.365.000	130.000.000	9,00	25,00	37,00	29,00	100,00
56	604	22	2	18	Ruta Complementaria I - Empalme Ruta Nacional N° 3 - Límite con Chile	1.250.000	13.991.000	14.759.000	-	30.000.000	5,00	46,00	49,00	0,00	100,00
56	604	22	2	21	Ruta Nacional N° 40 - San Antonio de los Cobres - Límite con Jujuy	2.459.000	38.739.000	63.897.000	44.905.000	150.000.000	2,00	25,00	43,00	30,00	100,00
56	604	22	2	41	Ruta Nacional N° 34 - Mosconi - Tartagal (Avenida Urbana)	1.250.000	13.991.000	14.759.000	-	30.000.000	5,00	46,00	49,00	0,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"



FOLIO
39

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	2	46	Ruta Nacional N° 7 Potrerillos - Límite con Chile	2.778.000	21.090.000	26.385.000	50.000.000	100.253.000	3,00	22,00	26,00	49,00	100,00
56	604	22	2	48	Ruta Nacional N° 150 - Km. 370 - Límite con Chile	2.644.000	31.826.000	33.574.000	-	68.244.000	4,00	46,00	50,00	0,00	100,00
56	604	22	2	50	Ruta Nacional N° 51 - Muñano - San Antonio de los Cobres	3.000.000	65.138.000	57.077.000	49.378.000	174.593.000	1,00	37,00	33,00	29,00	100,00
56	604	22	2	52	Ruta Nacional N° 40 - Malargüe - Límite con Neuquén Sección I - Km. 350 - Km. 378 - Km. 389 - Km. 395	10.195.000	37.096.000	52.209.000	-	99.500.000	11,00	37,00	52,00	0,00	100,00
56	604	22	2	54	Ruta Nacional N° 9 - Circunvalación Acceso Los Alisos - Provincia de Jujuy	9.375.000	11.659.000	3.966.000	-	25.000.000	38,00	47,00	15,00	0,00	100,00
56	604	22	3	27	Ruta Nacional N°A008 Av. Circunvalación de Rosario Km. 20,846 - Km. 29,00	4.167.000	8.208.000	5.801.000	81.824.000	100.000.000	5,00	9,00	5,00	81,00	100,00
56	604	22	3	86	Ruta Nacional N° 23 - Valcheta - Pilcaniyeu - Jacobacci - Pilcaniyeu Viejo - Km. 410 - Km. 537	12.436.000	10.591.000	5.316.000	165.190.000	193.533.000	7,00	6,00	2,00	85,00	100,00
56	604	22	3	85	Ruta Nacional N° 23, Tramo Comallo - Pilcaniyeu Viejo	11.778.000	10.030.000	3.699.000	137.418.000	162.925.000	8,00	6,00	2,00	84,00	100,00
56	604	22	3	86	Ruta Nacional N° 23, Tramo Clemente Onelli - Comallo	10.096.000	8.598.000	3.068.000	117.900.000	139.662.000	8,00	6,00	2,00	84,00	100,00
56	604	22	3	88	Ruta Nacional N° 23 Comallo - Pilcaniyeu Viejo	14.314.000	15.068.000	15.068.000	65.550.000	110.000.000	14,00	7,00	5,00	74,00	100,00
56	604	22	4	41	Ruta Nacional N° 158 - Variante Paso por Villa María	42.501.000	44.827.000	44.827.000	216.918.000	349.073.000	13,00	6,00	1,00	80,00	100,00
56	604	22	4	85	Ruta Nacional N° 89 - Suncho Corral - Empalme Ruta Nacional N° 34	23.589.000	26.167.000	15.300.000	38.913.000	101.969.000	24,00	25,00	15,00	36,00	100,00
56	604	22	4	87	Ruta Nacional N° 40 Sur - Malargüe - Límite con Neuquén - Barrancas Sección II	8.978.000	25.931.000	24.217.000	28.488.000	87.614.000	11,00	30,00	27,00	32,00	100,00
56	604	22	4	89	Ruta Nacional N° 288 - Piedrabuena - Tres Lagos	5.783.000	24.625.000	9.892.000	259.700.000	300.000.000	2,00	9,00	3,00	86,00	100,00
56	604	22	6	25	Ruta Nacional N° 234 - La Rinconada - Junín de Los Andes (Puente son Río Aluminé) - Progresiva 1,00	7.115.000	8.848.000	3.010.000	-	18.973.000	38,00	47,00	15,00	0,00	100,00
56	604	22	6	52	Ruta Nacional N° 34 - San Pedro - Calilegua - Puente sobre FF.CC. Belgrano, sobre Arroyo del Zanjón, sobre Río Negro I y sobre Río Negro III - Jujuy	5.783.000	2.736.000	6.106.000	35.375.000	50.000.000	12,00	6,00	12,00	70,00	100,00
56	604	22	6	53	Ruta Nacional N° 9 - Puente sobre Río Grande - Jujuy	6.940.000	13.991.000	9.068.000	-	30.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	6	67	Ruta Nacional N° 12 - Límite Corrientes / Misiones - Puente sobre Río Zaimán	6.246.000	4.240.000	4.240.000	3.274.000	18.000.000	35,00	24,00	23,00	18,00	100,00
56	604	22	6	73	Ruta Nacional N° 9 - Salta - La Caldera - Puente sobre Río Caldera - (Km. 1.612,21)	6.940.000	4.664.000	8.396.000	-	20.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	6	76	Ruta Nacional N° 9 - Empalme Ruta Nacional N° A012 - Empalme A008 - Puente Acceso a Comuna de Alvear Km. 281,67	6.246.000	4.197.000	7.557.000	-	18.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	6	77	Ruta Nacional N° 9 - Empalme Ruta Nacional N° A012 - Empalme A008 - Puente Acceso a Ciudad de Villa Gobernador Gálvez - Km. 284,4	6.246.000	4.197.000	7.557.000	-	18.000.000	35,00	24,00	41,00	0,00	100,00
56	604	22	9	1	Obra Puente sobre Río Xibi Xibi	2.783.000	15.546.000	18.671.000	13.000.000	50.000.000	6,00	31,00	37,00	26,00	100,00
56	604	22	9	2	Ruta Nacional N°40 Límite con Salta-Empalme Ruta Nacional N°52	9.446.000	13.977.000	7.327.000	459.250.000	490.000.000	2,00	3,00	1,00	94,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



FOLIO
40

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	9	2	Ruta Nacional Nº 40 Empalme Ruta Nacional Nº 52 - Coranzulí	14.109.000	15.527.000	6.426.000	508.938.000	545.000.000	3,00	3,00	1,00	93,00	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Coranzulí - Orosmayo	16.849.000	14.186.000	9.159.000	304.806.000	345.000.000	5,00	5,00	2,00	88,00	100,00
56	604	22	9	2	Ruta Nacional Nº 40 Orosmayo - Paicone	17.826.000	16.770.000	8.141.000	322.263.000	365.000.000	5,00	5,00	2,00	88,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7, Límite con Córdoba - Acceso a Fraga	10.927.000	11.632.000	11.632.000	13.043.000	47.234.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7 - Acceso a Fraga - San Luis	8.953.000	3.177.000	3.177.000	23.394.000	38.701.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	5	Ruta Nacional Nº 7 San Luis - Límite con Mendoza	10.289.000	3.651.000	3.651.000	26.885.000	44.476.000	24,00	8,00	8,00	60,00	100,00
56	604	22	9	8	Ruta Nacional Nº 86 Tramo Tartagal - Tonono	2.778.000	5.472.000	12.212.000	79.538.000	100.000.000	3,00	6,00	12,00	79,00	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano - Chorrillos Sección I	6.169.000	9.126.000	10.945.000	53.761.000	80.001.000	8,00	12,00	13,00	67,00	100,00
56	604	22	9	9	Ruta Nacional Nº 51 - Tramo Campo Quijano - Chorrillos Sección II	3.333.000	5.921.000	6.020.000	24.727.000	40.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - San Carlos - La Angostura - Salta	7.967.000	68.321.000	113.549.000	165.163.000	355.000.000	2,00	19,00	32,00	47,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - La Angostura - Payogasta - Salta	4.918.000	71.208.000	118.733.000	175.141.000	370.000.000	1,00	19,00	32,00	48,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Payogasta - Esquina Colorada	5.002.000	21.298.000	10.892.000	362.809.000	400.001.000	2,00	6,00	2,00	90,00	100,00
56	604	22	9	10	Ruta Nacional Nº 40 - Esquina Colorada - Límite con Jujuy	8.378.000	19.656.000	10.001.000	631.966.000	670.001.000	2,00	3,00	1,00	94,00	100,00
56	604	22	9	12	Ruta Nacional Nº149 Estación Tambillos - Límite con San Juan	2.892.000	12.313.000	10.533.000	124.263.000	150.001.000	2,00	9,00	7,00	82,00	100,00
56	604	22	9	12	Ruta Nacional Nº 149 Barreal - Calingasta	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	22	9	22	Ruta Nacional Nº 38 - Río Marapa (Alberdi) - Principio Autopista - Sección II: Acceso a Aguilares - Concepción	11.210.000	9.551.000	1.778.000	64.725.000	87.264.000	13,00	11,00	2,00	74,00	100,00
56	604	22	9	26	Autovía Empalme Ruta Nacional Nº 89 - Acceso a Margarita Belén - Provincia del Chaco Sección I	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	9	26	Autovía Empalme Ruta Nacional Nº 89 - Acceso a Margarita Belén - Autódromo - Provincia del Chaco Sección II	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	9	28	Puente Ferroautomotor Chaco - Corrientes	4.781.000	20.357.000	8.793.000	586.069.000	620.000.000	1,00	4,00	1,00	94,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Terai (S I) - Sección I - Chaco	23.710.000	48.687.000	17.957.000	74.146.000	164.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Terai (S II) - Sección II - Chaco	23.710.000	48.687.000	17.957.000	74.146.000	164.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Terai (S III) - Sección III - Chaco	22.701.000	46.616.000	17.193.000	70.990.000	157.500.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Terai (S IV) - Sección IV - Santiago del Estero	18.747.000	56.974.000	21.013.000	95.766.000	192.500.000	9,00	30,00	11,00	50,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho



"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

M.E. y F.P.
5 6 9

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FISICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S V) - Sección V - Santiago del Estero	21.188.000	43.507.000	16.046.000	66.259.000	147.000.000	14,00	29,00	10,00	47,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VI) - Sección VI - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VII) - Sección VII - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Ruta Nacional Nº 16 - Corredor Bioceánico Norte - Metán - Avia Teraí (S VIII) - Sección VIII - Salta	13.453.000	27.624.000	45.188.000	53.735.000	140.000.000	10,00	20,00	32,00	38,00	100,00
56	604	22	9	29	Corredor Bioceánico Norte Sección IX KM 621,12 - 667,81	20.179.000	41.435.000	15.282.000	63.104.000	140.000.000	15,00	30,00	10,00	45,00	100,00
56	604	22	9	29	Corredor Bioceánico Norte Sección X	20.179.000	41.435.000	15.282.000	63.104.000	140.000.000	15,00	30,00	10,00	45,00	100,00
56	604	22	9	31	Puente Neembucú - Integración Pilar - Bermejo	1.538.000	3.031.000	3.031.000	12.400.000	20.000.000	8,00	16,00	15,00	61,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 - Tramo - San Francisco - Córdoba	4.232.000	18.019.000	10.903.000	296.126.000	329.280.000	2,00	6,00	3,00	89,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Cañada Jeanmarie - Arroyito	5.758.000	24.516.000	10.747.000	406.980.000	448.001.000	2,00	6,00	2,00	90,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Arroyito - Río Primero	5.655.000	24.078.000	9.770.000	400.497.000	440.000.000	2,00	5,00	2,00	91,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Río Primero - Montecristo	3.917.000	7.716.000	15.570.000	113.797.000	141.000.000	3,00	6,00	11,00	80,00	100,00
56	604	22	9	38	Ruta Nacional Nº 19 , Sección Montecristo - Córdoba	4.153.000	8.181.000	10.401.000	126.765.000	149.500.000	3,00	6,00	6,00	85,00	100,00
56	604	22	9	46	Puente Binacional Salto - Concordia	2.167.000	3.913.000	3.913.000	16.008.000	26.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	9	53	Ruta Nacional Nº 40 - Perito Moreno - Bajo Caracoles, Chimen Aike, Punta Loyola, Cerrera Río Turbio (Puente sobre Río Chico)	10.549.000	20.129.000	26.196.000	51.284.000	108.158.000	10,00	19,00	24,00	47,00	100,00
56	604	22	9	64	Ruta Nacional Nº 38 - Paso Externo por la ciudad de Catamarca - Sección 3 - 3: Empalme Avenida Circunvalación (salida a La Rioja) - Inicio Sección 2	2.778.000	5.472.000	5.088.000	36.662.000	50.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	9	77	Ruta Nº 8 - Río Cuarto - Santa Catalina (Ex Holmberg)	5.205.000	2.463.000	1.374.000	20.959.000	30.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	9	85	Puente Reconquista - Goya - Puente Nuevo y Accesos	5.109.000	21.752.000	8.426.000	494.713.000	530.000.000	1,00	5,00	1,00	93,00	100,00
56	604	22	9	87	Ruta Nacional Nº 11 - Nueva Avenida de Circunvalación de Formosa	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	1	Obras Menores Ferrocarril Trasandino	2.708.000	4.891.000	4.891.000	20.010.000	32.500.000	9,00	15,00	15,00	61,00	100,00
56	604	22	10	6	Ruta Nacional Nº 231 - Avenida Circunvalación - Villa la Angostura	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Sección Acceso a Godoy - Acceso a Cervantes	17.003.000	17.898.000	17.898.000	45.201.000	98.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti Sección Acceso a Cervantes Acceso a J.J. Gómez	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Acceso a J.J. Gómez - Acceso a Fernández Oro	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho



MINISTERIO DE ECONOMÍA
FOLIO
42

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	10	8	Ruta Nacional Nº 22 - Chichinales - Cipolletti - Fernández Oro Acceso a Parque Industrial Cipolletti	15.709.000	16.536.000	16.536.000	41.759.000	90.540.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	9	Ruta Nacional Nº 23 - Pilcaniyeu Viejo - Empalme Ruta Nacional Nº 237 - Secciones I y II	3.652.000	11.363.000	10.363.000	120.090.000	145.468.000	3,00	8,00	7,00	82,00	100,00
56	604	22	10	9	Ruta Nacional Nº 23 - Tramo Pilcaniyeu Viejo - Empalme Ruta Nacional Nº 40, Sección II	15.841.000	16.465.000	16.465.000	86.651.000	135.222.000	12,00	6,00	12,00	70,00	100,00
56	604	22	10	9	Ruta Nacional Nº 23 Pilcaniyeu Viejo - Empalme Ruta Nacional Nº 40 Acceso Complejo Tecnológico Pilcaniyeu	5.436.000	2.572.000	5.739.000	33.248.000	46.995.000	12,00	6,00	12,00	70,00	100,00
56	604	22	10	13	Ruta Nacional Nº 16 - Límite con Chaco - Empalme Ruta Nacional Nº 34 - El Quebrachal - J. V. González	6.940.000	4.711.000	4.711.000	3.638.000	20.000.000	35,00	24,00	23,00	18,00	100,00
56	604	22	10	23	Ruta Nacional Nº 168 - Santa Fe - Túnel Subfluvial Hernandarias - Intercambiador La Guardia - Puente sobre Río Colastiné	14.224.000	7.676.000	15.383.000	102.985.000	140.268.000	11,00	6,00	10,00	73,00	100,00
56	604	22	10	25	Ruta Nacional Nº 178 - Las Rosas - Empalme Ruta Nacional Nº 34	22.655.000	24.443.000	24.443.000	6.458.000	77.999.000	30,00	6,00	6,00	58,00	100,00
56	604	22	10	38	Ruta Nacional Nº 22 - Urbano Zapala - Intersección Rotonda Avenida Fortabal - Rotonda Empalme Ruta Provincial Nº13	9.831.000	4.651.000	2.595.000	39.584.000	56.661.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	41	Ruta Nacional Nº 3 - Ushuaia - Lapataia - Intersección Avenida Hipólito Irigoyen - Leandro N. Alem - Portal Acceso Parque Nacional Tierra del Fuego	8.097.000	4.925.000	4.580.000	42.399.000	60.001.000	14,00	9,00	7,00	70,00	100,00
56	604	22	10	47	Ruta Nacional Nº 260 - Empalme Ruta Nacional Nº 40 (S) - Empalme Ruta Provincial Nº 51 - Sección 1 y 2	5.738.000	27.624.000	45.188.000	61.450.000	140.000.000	5,00	20,00	32,00	43,00	100,00
56	604	22	10	48	Ruta Nacional Nº 260 - Empalme Ruta Provincial Nº 51 - Límite con Chile - Sección I y Sección II	7.378.000	35.516.000	58.733.000	78.373.000	180.000.000	4,00	19,00	32,00	45,00	100,00
56	604	22	10	49	Ruta Nacional Nº 7 - Variante paso por Palmira	43.152.000	68.241.000	27.007.000	91.600.000	230.000.000	20,00	30,00	11,00	39,00	100,00
56	604	22	10	63	Ruta Nº 14 - Empalme Ruta Provincial Nº 20 (Gramado) - Empalme Ruta Provincial Nº 17 (sección I) - Progresiva 1056,00 - 1090,00	1.127.000	8.103.000	14.083.000	124.761.000	148.074.000	1,00	6,00	9,00	84,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial Nº 5 - Ruta Nacional Nº 20	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Nacional Nº 20 - Ruta Provincial Nº E55	34.700.000	36.528.000	36.528.000	92.244.000	200.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	10	65	Ruta A019 Circunvalación Noroeste (Obra Faltante) Ruta Provincial Nº E55 - Avenida Spilimbergo	52.050.000	55.992.000	55.992.000	135.966.000	300.000.000	18,00	5,00	4,00	73,00	100,00
56	604	22	10	72	Ruta Nacional Nº 3 - Fitz Roy - Gran Bajo San Julián - km. 2164,78 - km. 2184,79	28.405.000	29.801.000	29.801.000	116.440.000	204.647.000	14,00	7,00	3,00	76,00	100,00
56	604	22	10	72	Ruta Nacional Nº 3 - Fitz Roy - Gran Bajo San Julián - km. 2086,00 - km. 2164,78	13.880.000	14.611.000	14.611.000	36.899.000	80.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	73	Ruta Nacional Nº 65 (ex 365) - Empalme Ruta Nacional Nº 38 - Límite con Catamarca	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	10	73	Ruta Nacional Nº 65 Empalme Ruta Nacional Nº 38 - Sección III Alpachiri - Cochuna	9.369.000	4.433.000	2.473.000	37.725.000	54.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	10	73	Ruta Nacional Nº 65 Empalme Ruta Nacional Nº 38 - Sección IV Cochuna - Límite Tucumán y Catamarca	34.700.000	36.528.000	36.528.000	192.244.000	300.000.000	12,00	6,00	2,00	80,00	100,00
56	604	22	10	78	Puente Internacional Salvador Mazza - Yacuiba	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	10	81	Autovía Nº 16 - Empalme Ruta Provincial Nº 83 - Acceso Puerto Tirol	23.135.000	24.625.000	24.625.000	27.816.000	99.999.000	24,00	8,00	8,00	60,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	10	84	Ruta Nacional N° 98 - Bandera - Pinto Sección II	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	10	84	Ruta Nacional N° 98 - Bandera - Pinto Sección III	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	10	84	Ruta Nacional N° 98 - Bandera - Pinto Sección IV	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	8,00	16,00	70,00	100,00
56	604	22	10	90	Ruta Nacional N° 20 - Villa Dolores - Quines - Límite con Córdoba - Quines	3.578.000	1.693.000	945.000	14.409.000	20.625.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Autovía San Francisco - Río Cuarto - Córdoba	4.434.000	18.879.000	8.426.000	313.260.000	344.999.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - San Francisco - Las Varillas - Sección Saturnino Laspiur - Las Varillas	3.099.000	13.195.000	9.159.000	215.672.000	241.125.000	2,00	6,00	3,00	89,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Las Varillas - Villa María - Sección Las Varillas Las Playosa	3.612.000	15.379.000	6.228.000	255.807.000	281.026.000	2,00	5,00	2,00	91,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Las Varillas Villa María La Playosa Villa María	4.179.000	17.796.000	7.694.000	295.531.000	325.200.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Villa María - General Deheza - Sección Villa María Empalme Ruta Provincial N° 6	3.528.000	15.021.000	7.327.000	248.623.000	274.499.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - Villa María General Deheza - Sección Empalme Ruta Provincial N° 6 - General Deheza	2.816.000	11.988.000	8.426.000	195.845.000	219.075.000	2,00	6,00	3,00	89,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - General Deheza - Río IV Sección General Deheza - Puente sobre Río Chucul	3.828.000	16.298.000	7.327.000	270.372.000	297.825.000	2,00	6,00	2,00	90,00	100,00
56	604	22	11	13	Ruta Nacional N° 158 - General Deheza Río IV Sección Puente sobre Río Chucul - Río IV	4.423.000	8.713.000	8.454.000	137.635.000	159.225.000	3,00	6,00	5,00	86,00	100,00
56	604	22	11	18	Ruta Nacional N° 34 - Fin Multirocha - Límite con Jujuy - Salta	19.675.000	40.400.000	14.900.000	61.525.000	136.500.000	15,00	30,00	10,00	45,00	100,00
56	604	22	11	32	Ruta Nacional N° 153 - Conexión vial Las Berros - Barreal - Río Nikes - Pampa del Yalguaraz - San Juan	4.028.000	7.935.000	7.378.000	53.159.000	72.500.000	6,00	11,00	10,00	73,00	100,00
56	604	22	11	32	Ruta Nacional N° 153 - Sección Ingreso a Tunel - El Portezuelo	2.519.000	10.726.000	9.973.000	74.782.000	98.000.000	3,00	11,00	10,00	76,00	100,00
56	604	22	11	32	Ruta Nacional N° 153 - Sección El Portezuelo - Ruta Nacional N° 149	4.806.000	9.467.000	6.803.000	63.425.000	88.501.000	6,00	11,00	10,00	73,00	100,00
56	604	22	11	35	Ruta Nacional N° 88 - Perico - El Milagro - Empalme Ruta Nacional N° 66 - Empalme Ruta Nacional N° 34 - Jujuy	984.000	17.758.000	26.353.000	14.905.000	60.000.000	2,00	30,00	43,00	25,00	100,00
56	604	22	11	36	Ruta Nacional N° 66 - Perico - El Cuarteadero - Empalme Ruta Nacional N° 66 - Empalme Ruta Nacional N° 34 - Jujuy	984.000	17.758.000	26.353.000	14.905.000	60.000.000	2,00	30,00	43,00	25,00	100,00
56	604	22	11	37	Ruta Nacional N° 34 - Límite con Salta - Acceso San Pedro de Jujuy - Jujuy	1.879.000	27.131.000	44.461.000	64.029.000	137.500.000	1,00	20,00	32,00	47,00	100,00
56	604	22	11	37	Ruta Nacional N° 34 - Acceso San Pedro de Jujuy - Libertador General San Martín	1.653.000	23.875.000	39.024.000	56.448.000	121.000.000	1,00	19,00	33,00	47,00	100,00
56	604	22	11	37	Ruta Nacional N° 34 - Sección San Pedro - Puente sobre Río Ledesma	4.171.000	80.230.000	91.589.000	47.510.000	203.500.000	2,00	29,00	45,00	24,00	100,00
56	604	22	11	37	Ruta Nacional N° 34 - Sección Puente sobre Río Ledesma - Calilegua	1.277.000	32.557.000	50.831.000	25.335.000	110.000.000	1,00	29,00	46,00	24,00	100,00
56	604	22	11	45	Ruta N° 157 - Variante Bella Vista - Empalme Autopista Ruta Nacional N° 38 - Provincia de Tucumán	4.858.000	1.724.000	1.724.000	12.694.000	21.000.000	24,00	8,00	8,00	60,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


44

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	11	47	Ruta Nº 12 - Acceso a San Benito Av. Almafuerte - Acceso Sur a Paraná - Provincia de Entre Ríos	7.802.000	3.691.000	2.059.000	31.418.000	44.970.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	77	Ruta Nacional S/Nº - Diamante - Parque Nacional Pre Delta	5.943.000	4.034.000	4.034.000	3.115.000	17.126.000	35,00	24,00	23,00	18,00	100,00
56	604	22	11	78	Ruta Nº 154 - Empalme Ruta Nacional Nº 35 - Empalme Ruta Nacional Nº 22 - La Pampa	3.542.000	1.395.000	1.817.000	10.246.000	17.000.000	21,00	9,00	10,00	60,00	100,00
56	604	22	11	83	Ruta Nacional NºA007 - Red de acceso a la Ciudad de Santa Fe	6.299.000	2.980.000	1.663.000	25.363.000	36.305.000	18,00	9,00	4,00	69,00	100,00
56	604	22	11	88	Ruta Nacional Nº 12 - Avenida Las Palmeras - Avenida Juan Domingo Perón	11.504.000	9.796.000	12.753.000	85.292.000	119.345.000	10,00	9,00	10,00	71,00	100,00
56	604	22	11	94	Ruta Nacional Nº 153 - Media Agua - Los Berros	2.708.000	5.336.000	10.914.000	46.042.000	65.000.000	5,00	8,00	18,00	70,00	100,00
56	604	22	11	95	Rutas Nacional Nº 228 - P73 - Rotonda en intersección Ruta Nacional Nº 228	4.511.000	2.134.000	1.191.000	18.164.000	26.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	3	Ruta Nacional Nº 9 Pavimentación Colectora e Iluminación	11.278.000	7.578.000	13.644.000	-	32.500.000	35,00	24,00	41,00	0,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 - Vinculación Ruta Nacional Nº 3 Sur y Ruta Nacional Nº 3 Norte	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección II: Distribuidor El Guanaco - El Cholo	5.000.000	9.850.000	12.823.000	92.327.000	120.000.000	5,00	9,00	10,00	76,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección III: Paraje El Cholo - Acceso a Médanos	6.477.000	12.580.000	9.159.000	307.783.000	335.999.000	2,00	4,00	2,00	92,00	100,00
56	604	22	12	18	Ruta Nacional Nº 3 y Ruta Nacional Nº 252, Sección IV: Distribuidor El Guanaco - Acceso Puerto Bahía Blanca	1.667.000	3.283.000	6.717.000	28.333.000	40.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	19	Ruta Nacional Nº 40 - Tres Esquinas - Límite con Mendoza	5.000.000	9.850.000	10.991.000	124.159.000	150.000.000	4,00	7,00	7,00	82,00	100,00
56	604	22	12	21	Ruta Nacional Nº 288 - Empalme Ruta Nacional Nº 3 - Puerto Santa Cruz	12.145.000	5.746.000	3.206.000	48.903.000	70.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	23	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa I	1.021.000	2.011.000	4.114.000	17.354.000	24.500.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	24	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa II	1.354.000	2.668.000	5.457.000	23.021.000	32.500.000	5,00	9,00	18,00	70,00	100,00
56	604	22	12	25	Ruta Nacional Nº 40 - Punta Loyola - Cabo Vírgenes - Etapa III	975.000	1.921.000	3.929.000	16.575.000	23.400.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	29	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 9 Límite con Formosa	8.875.000	4.104.000	2.290.000	34.831.000	50.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	12	38	Ruta Nacional Nº 9 - Autovía Tramo Puente Paraguay - Yala	5.783.000	77.259.000	80.310.000	136.647.000	299.999.000	1,00	25,00	27,00	47,00	100,00
56	604	22	12	40	Ruta Nacional Nº 226 - Empalme Ruta Provincial Nº 65 - Empalme Ruta Nacional Nº 33 Sección II	17.350.000	18.264.000	18.264.000	46.122.000	100.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	40	Ruta Nacional Nº 226 - Empalme Ruta Provincial Nº 65 - Empalme Ruta Nacional Nº 33 Sección IV	14.748.000	15.525.000	15.525.000	38.203.000	85.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	42	Ruta Nacional Nº 11 - Variante Paso por Resistencia	3.856.000	16.417.000	7.327.000	272.400.000	300.000.000	2,00	6,00	2,00	90,00	100,00
56	604	22	12	44	Ruta Nacional Nº 9 - Rosario - Carcarañá - Santa Fe	2.500.000	25.650.000	1.850.000	-	30.000.000	8,00	85,00	7,00	0,00	100,00


45

M.E.y F.P.
569

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	12	46	Ruta Nacional N° 89 - Quimilí - Suncho Corral	8.940.000	3.283.000	1.832.000	27.945.000	40.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	12	47	Ruta Nacional N° 86 - Posta Cambio Zalazar - Límite con Salta	7.062.000	7.455.000	8.426.000	526.515.000	549.458.000	2,00	2,00	1,00	95,00	100,00
56	604	22	12	49	Ruta Nacional N° 34 - Variante de Paso por Rafaela	2.917.000	5.746.000	11.754.000	49.583.000	70.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	52	Ruta Nacional N° 130 - Variante Paso por Villaguay - Entre Ríos	833.000	1.642.000	3.358.000	14.167.000	20.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	60	Ruta Nacional N° 232 (Ex - Ruta Provincial N° 106) - Empalme Ruta Nacional N° 152 - Chelforó - Sección I	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	61	Ruta Nacional N° 232 (Ex - Ruta Provincial N° 106) - Empalme Ruta Nacional N° 152 - Chelforó - Sección II	4.167.000	8.208.000	16.792.000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	12	69	Ruta Provincial N° 40 - Tramo II - Punsta Siro - Empalme Ruta Provincial N° 114	17.097.000	14.560.000	5.415.000	103.350.000	140.422.000	13,00	11,00	3,00	73,00	100,00
56	604	22	12	83	Ruta Nacional N° 65 - (Ex- Ruta N° 365) Empalme Ruta Nacional N° 38 Límite con Catamarca Sección Ruta Nacional N° 38 - Alpachiri	5.516.000	3.744.000	3.744.000	2.881.000	15.885.000	35,00	24,00	23,00	18,00	100,00
56	604	22	12	88	Ruta Nacional N° 40 - Vilcum - Talacasto	9.446.000	5.746.000	5.343.000	49.465.000	70.000.000	14,00	9,00	7,00	70,00	100,00
56	604	22	12	89	Ruta Nacional N° 40 - Talacasto - San Roque	12.781.000	7.388.000	6.356.000	83.486.000	90.001.000	15,00	8,00	7,00	70,00	100,00
56	604	22	12	93	Ruta Nacional N° 101 - Acceso Aeropuerto Puerto Iguazú - Andresito	18.391.000	20.012.000	13.596.000	1.000.000	52.999.000	35,00	4,00	4,00	57,00	100,00
56	604	22	12	96	Ruta Nacional N° 11 - Autopista Resistencia Formosa	4.498.000	19.153.000	10.991.000	315.358.000	350.000.000	2,00	5,00	3,00	90,00	100,00
56	604	22	13	4	Ruta Nacional N° 38 - Río Marapa (Juan Bautista Alberdi) - Famaillá	3.996.000	57.714.000	87.553.000	45.737.000	195.000.000	2,00	29,00	45,00	24,00	100,00
56	604	22	13	5	Ruta Nacional N° 40 - Paso Externo por la Ciudad de Belén	1.250.000	2.463.000	5.037.000	21.250.000	30.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	7	Ruta Nacional N° 26 - Empalme Ruta Nacional N° 3 - Pampa del Castillo	3.277.000	13.954.000	7.694.000	145.075.000	170.000.000	2,00	9,00	4,00	85,00	100,00
56	604	22	13	9	Ruta Nacional N° 237 - Avenida Bustillo entre San Carlos de Bariloche y Llao Llao Sección I	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	11	Ruta Nacional N° 68 - El Carril - Río Ancho	11.361.000	17.332.000	8.793.000	222.514.000	260.000.000	5,00	7,00	3,00	85,00	100,00
56	604	22	13	16	Ruta Nacional N° 51 - Campo Quijano - El Tunal - Chorrillos - Alto Tordillos - Alto Tocomar - Cachauri - Paso de Pisco	1.544.000	3.043.000	2.829.000	20.384.000	27.800.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	16	Ruta Nacional N° 51 San Antonio de los Cobres - Paso Sico Mina La Poma - Alto Chorrillos	2.542.000	5.007.000	10.243.000	43.208.000	61.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	19	Ruta Nacional N°12 - General Galarza - Nogoyá	2.344.000	12.477.000	9.525.000	165.654.000	190.000.000	2,00	6,00	5,00	87,00	100,00
56	604	22	13	20	Ruta Nogoyá - Villaguay	4.574.000	14.228.000	9.770.000	231.428.000	260.000.000	2,00	6,00	3,00	89,00	100,00
56	604	22	13	24	Ruta Nacional N°40 - Palcone - La Quiaca	16.734.000	10.671.000	10.562.000	92.032.000	129.999.000	13,00	9,00	8,00	70,00	100,00
56	604	22	13	24	Ruta Nacional N° 40 - Tramo Palcone - Ex Ruta Provincial N° 64, Sección II	16.734.000	10.671.000	10.562.000	92.032.000	129.999.000	13,00	9,00	8,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


46

M.E. y F.P.
559

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	24	Ruta Nacional Nº 40 - Tramo Palcone - Ex Ruta Provincial Nº 64, La Quiaca - Avenida Santa Catalina, Secciones I, II y III	2,570,000	7,394,000	10,991,000	379,045,000	400,000,000	1,00	2,00	2,00	95,00	100,00
56	604	22	13	26	Ruta Nacional Nº 7 - Acceso Este a Mendoza	4.645,000	9.029,000	16.456,000	78.850,000	110.000,000	5,00	9,00	14,00	72,00	100,00
56	604	22	13	27	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 Limite con Chile	12.723.000	7,368,000	6,411,000	63,478,000	90,000,000	15,00	8,00	7,00	70,00	100,00
56	604	22	13	28	Ruta Nacional Nº 14 - Leandro N. Alem - Oberá	2.778.000	5.472.000	5.058.000	36.692.000	50,000,000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	29	Ruta Nacional Nº 12 Variante Yabebiry	1.111,000	2,169,000	2,035,000	14.685,000	20,000,000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	30	Ruta Nacional Nº 12 Variante por Gobernador Roca	2.083.000	4,104,000	8.396,000	35,417,000	50.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	31	Ruta Nacional Nº 86 - Misión La Paz - Tonono	5.783.000	21.625.000	9.158.000	263.432.000	299.999.000	2,00	8,00	3,00	87,00	100,00
56	604	22	13	32	Autovía Ruta Nacional Nº AO12	4.167.000	8,208.000	16.792,000	70.833.000	100.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	33	Ruta Nacional Nº 33 Variante por Pérez	2.570.000	10.945.000	10.177.000	76.308.000	100.000.000	3,00	11,00	10,00	76,00	100,00
56	604	22	13	34	Ruta Nacional Nº 11 - Empalme Ruta Nacional Nº 98-Limite con Chaco	3.856.000	18.417.000	9.158,000	370.568,000	400,001,000	1,00	5,00	2,00	92,00	100,00
56	604	22	13	35	Ruta Nacional Nº 11 - Recreo-San Justo	3.084.000	13.134.000	12.212.000	131.570.000	160.000.000	2,00	9,00	7,00	82,00	100,00
56	604	22	13	36	Ruta Nacional Nº 3 - Hito 1 - San Sebastián	3.547.000	15.104.000	9.159.000	202.190.000	230.000.000	2,00	7,00	3,00	88,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Río Marapa - Famaillá	4.365,000	63,042,000	96,025,000	49.568.000	213.000.000	2,00	29,00	45,00	24,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Tramo Río Marapa - Famaillá Duplicación Calzada, Sección I	4.385,000	8.639.000	14,316,000	77.901.000	105.241.000	5,00	8,00	13,00	74,00	100,00
56	604	22	13	37	Ruta Nacional Nº 38 - Tramo Río Marapa - Famaillá	3,333,000	6,567,000	13,433,000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	38	Ruta Nacional Nº 38 - Acceso Sur a Catamarca	1,858,000	3,661,000	7,489,000	31,592,000	44,600,000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	39	Ruta Nacional Nº 35 - Paso por Santa Rosa	3.470,000	1,642,000	916,000	13.972,000	20.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	41	Ruta Nacional Nº 18 - Viaducto y Adecuación Hidráulica en Intersección con Avenida Sarmiento	9,022,000	4,268,000	2,381,000	36.328.000	51.999.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	42	Ruta Nacional Nº 8 - Intersección con Ruta Provincial Nº 17	10,470,000	7,036,000	12,667,000	-	30,173,000	35,00	24,00	41,00	0,00	100,00
56	604	22	13	46	Ruta Nacional Nº 26 - Pampa del Castillo - Cerro Dragón	4.827,000	1,642,000	1,642,000	12,090,000	20,001,000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	47	Ruta Nacional Nº 12 - Empedrado - Paso de la Patria	15,615,000	16.437,000	16.437,000	41,512,000	90,001,000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	48	Ruta Nacional Nº 12 - Límite con Entre Ríos - Goya	8,097,000	2,873,000	2,873,000	21,157,000	35,000,000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	55	Ruta Nacional Nº 14 - Empalme Ruta Provincial Nº 40 - Empalme Ruta Provincial Nº 120 - Variante Virasoro	8,097,000	2,873,000	2,873,000	21,157,000	35,000,000	24,00	8,00	8,00	60,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"



FOLIO
47

M.E. y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	59	Ruta Nacional Nº 143 - Unión Ruta Nacional Nº 143 y Ruta Nacional Nº 146	3.178.000	13.532.000	13.028.000	135.121.000	164.859.000	2,00	9,00	7,00	82,00	100,00
56	604	22	13	60	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección III - Anchoris Ruta Provincial Nº 86	31.776.000	33.450.000	33.450.000	84.469.000	183.145.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	61	Ruta Nacional Nº 40 - Luján de Cuyo Tunuyán - Sección IV Variante por Tunuyán	3.333.000	6.567.000	13.433.000	56.667.000	80.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 108 - Km. 120 - San Juan	8.097.000	2.873.000	2.873.000	21.157.000	35.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	62	Ruta Nacional Nº 149 - Pachaco - Calingasta Tramo Km. 120 - Km. 134 (Puente sobre Río Calingasta) - San Juan	5.783.000	2.052.000	2.052.000	15.112.000	24.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	63	Ruta Nacional Nº 40 - Estabilización de Taludes - San Juan	2.389.000	1.130.000	2.522.000	28.958.000	34.999.000	7,00	4,00	7,00	82,00	100,00
56	604	22	13	65	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Rawson - Trelew - Chubut	10.410.000	4.925.000	2.748.000	41.917.000	60.000.000	18,00	8,00	4,00	69,00	100,00
56	604	22	13	66	Ruta Nacional Nº 25 Duplicación de Calzada - Tramo Trelew - Gaiman - Chubut	13.880.000	14.811.000	14.811.000	36.899.000	80.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	67	Ruta Nacional Nº 40 Acceso Sur a Mendoza	5.224.000	10.163.000	9.159.000	199.802.000	233.336.000	3,00	9,00	3,00	85,00	100,00
56	604	22	13	71	Construcción Campamento Zarate - Buenos Aires	3.065.000	2.780.000	2.780.000	11.375.000	20.000.000	16,00	14,00	13,00	57,00	100,00
56	604	22	13	73	Construcción de Avenida Urbana en Aguilares - Monteros - Tucumán	15.615.000	16.991.000	11.384.000	1.000.000	45.800.000	35,00	4,00	4,00	57,00	100,00
56	604	22	13	74	Ruta Nacional Nº 23 - Valcheta - Pilcaniyeu - Tramo Los Menucos - Maquinchao (Km. 269 - Km. 340) - Río Negro	7.711.000	6.367.000	14.854.000	71.068.000	100.000.000	8,00	7,00	14,30	71,00	100,00
56	604	22	13	74	Ruta Nacional Nº 23 Valcheta - Pilcaniyeu - Tramo Maquinchao - Jacobacci (Km. 340 - Km.410) - Río Negro	13.880.000	14.811.000	14.811.000	56.898.000	100.000.000	14,00	7,00	10,00	69,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo El Sosneado - La Jaula - Mendoza	3.279.000	47.355.000	78.733.000	70.633.000	200.000.000	1,00	23,00	39,00	37,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo La Jaula - Empalme Ruta Provincial Nº 98 - Mendoza	3.935.000	56.826.000	94.606.000	84.633.000	240.000.000	2,00	23,00	39,00	36,00	100,00
56	604	22	13	75	Ruta Nacional Nº 40 - Tramo Empalme Ruta Provincial Nº 98 - Pareditas - Mendoza	2.295.000	32.169.000	54.605.000	50.910.000	140.000.000	1,00	22,00	39,00	36,00	100,00
56	604	22	13	77	Ruta Nacional Nº 40 - Límite con San Juan - Mendoza	5.141.000	21.889.000	9.159.000	363.811.000	400.000.000	2,00	6,00	2,00	90,00	100,00
56	604	22	13	78	Repavimentación Ruta Nacional Nº 11 - Tramo Rotonda Cruz del Norte - Rotonda Virgen del Carmen - Formosa	5.141.000	10.945.000	8.141.000	75.773.000	100.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	13	79	Construcción de Segunda Calzada Ruta Nacional Nº 11 - Tramo Autovía Formosa - Clorinda - Formosa	5.753.000	24.825.000	8.159.000	260.432.000	298.999.000	2,00	9,00	3,00	86,00	100,00
56	604	22	13	80	Construcción de Segunda Calzada Ruta Nacional Nº 22 - Tramo Plottier - Arroyito - Neuquén	20.820.000	21.917.000	21.917.000	55.345.000	119.999.000	18,00	9,00	4,00	69,00	100,00
56	604	22	13	81	Ruta Nacional Nº 3 - Variante Circunvalación Autovía Comodoro Rivadavia - Empalme Ruta Nacional Nº 26 - Chubut	21.688.000	18.469.000	13.052.000	171.792.000	225.001.000	10,00	8,00	5,00	78,00	100,00
56	604	22	13	82	Remodelación de Intercambiador con Autopista Córdoba - Rosario - Provincia de Córdoba	4.927.000	4.196.000	5.463.000	38.531.000	51.116.000	10,00	9,00	10,00	71,00	100,00
56	604	22	13	83	Ruta Nacional Nº 40 - Tramo Bardas Blancas - Malargüe - Mendoza	8.675.000	4.104.000	2.290.000	34.931.000	50.000.000	18,00	8,00	4,00	69,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Circunvalación de Córdoba Juárez Celman - Córdoba	2.542.000	28.448.000	30.011.000	-	61.001.000	4,00	46,00	50,00	0,00	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Juárez Celman - Sinsacate Córdoba	4.241.000	18.844.000	9.159.000	187.755.000	219.999.000	2,00	9,00	4,00	85,00	100,00
56	604	22	13	84	Construcción de Segunda Calzada Ruta Nacional Nº 9 - Tramo Sinsacate - Villa del Totoral Córdoba	3.547.000	85.809.000	94.643.000	-	183.999.000	1,00	46,00	53,00	0,00	100,00
56	604	22	13	85	Ruta Nacional Nº 76 - Tramo Quebrada Santo Domingo - Pircas Negras - La Rioja	11.567.000	24.625.000	9.159.000	404.649.000	450.000.000	3,00	6,00	2,00	89,00	100,00
56	604	22	13	86	Ruta Nacional Nº 75 - Tramo Las Padercitas - Dique Los Sauces - La Rioja	6.940.000	2.463.000	2.463.000	18.135.000	30.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	88	Ruta Nacional Nº 40 - Tramo Los Tambillos - Río Miranda - La Rioja	16.193.000	17.237.000	17.237.000	19.333.000	70.000.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	89	Construcción Segunda Calzada Ruta Nacional Nº 20 - Tramo Caucete - Avenida de Circunvalación - San Juan	15.061.000	12.450.000	12.450.000	90.040.000	130.001.000	12,00	10,00	9,00	69,00	100,00
56	604	22	13	90	Construcción Segunda Calzada Ruta Nacional Nº 40 - Tramo Avenida de Circunvalación - Albardón - San Juan	27.760.000	30.207.000	21.032.000	1,000,000	79.999.000	35,00	4,00	4,00	57,00	100,00
56	604	22	13	95	Ruta Nacional Nº 52 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Provincial Nº 79 - Jujuy	3.701.000	1.313.000	1.313.000	9.672.000	15.999.000	24,00	8,00	8,00	60,00	100,00
56	604	22	13	96	Repavimentación y Ensanche Ruta Nacional Nº 3 - San Antonio Oeste - Ruta Provincial Nº 61 - Río Negro	5.000.000	9.850.000	9.159.000	65.991.000	90.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	97	Repavimentación y Ensanche Ruta Nacional Nº 3 - Ruta Provincial Nº 61 - Sierra Grande - Río Negro	4.944.000	9.741.000	9.057.000	65.258.000	89.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	13	98	Repavimentación y Ensanche Ruta Nacional Nº 3 - Sierra Grande - Límite con Chubut - Río Negro	2.367.000	10.080.000	9.373.000	70.280.000	92.100.000	3,00	11,00	10,00	76,00	100,00
56	604	22	13	99	Repavimentación y Ensanche Ruta Nacional Nº 251 General Conesa - Acceso a San Antonio Oeste - Río Negro	4.950.000	9.752.000	8.067.000	65.331.000	89.100.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	2	Repavimentación Camino del Buen Ayre	7.711.000	8.208.000	12.212.000	71.868.000	99.999.000	8,00	9,00	12,00	71,00	100,00
56	604	22	14	3	Plan de Remediación de Canteras - Rutas Varias	17.350.000	18.264.000	18.264.000	96.122.000	150.000.000	12,00	6,00	7,00	75,00	100,00
56	604	22	14	4	Ruta Nacional Nº 9 Avenida Circunvalación - Canal San Cayetano y Avenida Del Campo Km. 1288,15 - Km. 1300,05	16.193.000	32.645.000	21.162.000	-	70.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	14	5	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 72,06 - Km. 118,66	3.859.000	7.681.000	7.124.000	51.326.000	70.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	6	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 118,66 - Km. 147,67	2.478.000	4.881.000	4.539.000	32.702.000	44.600.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	7	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 147,67 - Km. 160,62	1.183.000	2.331.000	2.168.000	15.618.000	21.300.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	8	Ruta Nacional Nº 152 Empalme Ruta Nacional Nº 143 El Carancho - Ruta Provincial 106 Km. 160,62 - Km. 180,87	1.717.000	3.382.000	3.145.000	22.657.000	30.901.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	9	Ruta Nacional Nº 9, Ruta Nacional Nº 11 y Ruta Nacional Nº 33 - Red de Accesos a Rosario	30.016.000	31.597.000	31.597.000	79.791.000	173.001.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	12	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 2 - Límite entre Santa Fe y Chaco - Km. 768,77 - Km. 813,09	24.760.000	26.064.000	26.064.000	65.821.000	142.709.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	13	Ruta Nacional Nº 95 - Empalme Ruta Provincial Nº 2 - Límite entre Santa Fe y Chaco - Km. 813,09 - Km. 862,64	8.328.000	3.940.000	2.198.000	33.534.000	48.000.000	18,00	9,00	4,00	69,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"



M.E. y F.P.
569

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	14	Ruta Nacional N° 3 - Km. 1810,00 - Km. 1970,00	31.230.000	32.875.000	32.875.000	83.020.000	180.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	17	Ruta Nacional N° 52 - Empalme Ruta Provincial N° 79 - Susques (Km. 52,88) - (Km. 79,85)	6.534.000	4.438.000	4.438.000	3.425.000	18.831.000	35,00	24,00	23,00	18,00	100,00
56	604	22	14	18	Ruta Nacional N° 38 - Límite con La Rioja - Río Ongoli	19.278.000	20.521.000	12.212.000	197.989.000	250.000.000	8,00	9,00	4,00	79,00	100,00
56	604	22	14	19	Ruta Nacional N° 7 - Empalme ex Ruta Nacional N° 7 y Actual Ruta Nacional N° 7	7.403.000	10.507.000	10.507.000	51.584.000	80.001.000	10,00	13,00	13,00	64,00	100,00
56	604	22	14	20	Autopista Ricchieri - Cañuelas - Acceso Cañuelas	1.406.000	2.769.000	2.575.000	18.551.000	25.301.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	21	Ruta Nacional N° 1 - Intercambiador Ensenada - Avenida del Petróleo	2.570.000	10.945.000	9.770.000	176.715.000	200.000.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	22	Ruta Nacional N° 35 - Bahía Blanca - Nueva Roma	6.300.000	3.130.000	3.130.000	20.121.000	32.681.000	20,00	10,00	9,00	61,00	100,00
56	604	22	14	23	Ruta Nacional N° 35 - Nueva Roma - San Germán	4.742.000	3.365.000	3.365.000	19.275.000	30.747.000	16,00	11,00	10,00	63,00	100,00
56	604	22	14	24	Ruta Nacional N° 35 - San Germán - Límite entre Buenos Aires y La Pampa	3.906.000	4.220.000	4.220.000	21.803.000	34.149.000	12,00	13,00	12,00	63,00	100,00
56	604	22	14	25	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 - Empalme Ruta Nacional N° 123 - Sección I	8.246.000	3.657.000	3.657.000	24.540.000	40.100.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	26	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 - Empalme Ruta Nacional N° 123 - Sección II	8.431.000	3.739.000	3.739.000	25.090.000	40.999.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	27	Ruta Nacional N° 119 - Empalme Ruta Nacional N° 14 - Empalme Ruta Nacional N° 123 - Sección III	8.225.000	3.646.000	3.646.000	24.476.000	39.999.000	21,00	9,00	9,00	61,00	100,00
56	604	22	14	28	Ruta Nacional N° 127 - Federal - Empalme Ruta Nacional N° 14	20.820.000	22.163.000	22.163.000	24.855.000	90.001.000	24,00	8,00	8,00	60,00	100,00
56	604	22	14	29	Ruta Nacional N° 18 - Tramo I: Intersección Ruta Nacional N° 12 - Intersección Ruta Provincial N° 32	8.188.000	17.433.000	9.159.000	283.789.000	318.569.000	3,00	6,00	2,00	89,00	100,00
56	604	22	14	30	Ruta Nacional N° 18 - Tramo II: Intersección Ruta Provincial N° 32 - Intersección Ruta Provincial N° 6	13.664.000	12.875.000	9.159.000	495.883.000	531.581.000	3,00	3,00	1,00	93,00	100,00
56	604	22	14	31	Ruta Nacional N° 18 - Tramo III: Intersección Ruta Provincial N° 6 - Intersección Ruta Provincial N° 20	4.124.000	8.125.000	12.620.000	74.111.000	98.980.000	5,00	9,00	12,00	74,00	100,00
56	604	22	14	32	Ruta Nacional N° 18 - Tramo IV: Intersección Ruta Provincial N° 20 - Progresiva 180+606	4.047.000	17.234.000	9.159.000	284.490.000	314.930.000	2,00	6,00	2,00	90,00	100,00
56	604	22	14	33	Ruta Nacional N° 18 - Tramo V: Progresiva 180+606 - Intersección Ruta Nacional N° 14	4.253.000	18.111.000	9.159.000	299.436.000	330.959.000	2,00	6,00	2,00	90,00	100,00
56	604	22	14	34	Ruta Nacional N° 40 - Las Tucumanesas - Sañogasta - Sección I	4.627.000	9.850.000	7.327.000	88.196.000	90.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	14	35	Ruta Nacional N° 73 - Anguinán - Empalme Ruta Nacional N° 75 - Sección I	15.422.000	14.531.000	9.159.000	360.888.000	400.000.000	4,00	4,00	2,00	90,00	100,00
56	604	22	14	36	Ruta Nacional N° 73 - Anguinán - Empalme Ruta Nacional N° 75 - Sección II	15.422.000	14.531.000	9.159.000	360.888.000	400.000.000	4,00	4,00	2,00	90,00	100,00
56	604	22	14	37	Ruta Nacional N° 7 - Empalme Ruta Nacional N° 40 - Límite con Chile - Sección I	635.000	1.251.000	2.559.000	10.794.000	15.239.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	38	Ruta Nacional N° 7 - Empalme Ruta Nacional N° 40 - Límite con Chile - Sección II	1.865.000	3.674.000	7.516.000	31.706.000	44.761.000	5,00	9,00	16,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"



50

M.E. y F.P.

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	39	Ruta Nacional Nº 7 - Empalme Ruta Nacional Nº 40 - Límite con Chile - Sección III	2.500.000	4.515.000	4.515.000	18.471.000	30.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	14	40	Ruta Nacional Nº 188 - General Alvear - Malargüe - Sección II	3.333.000	6.567.000	14.654.000	95.445.000	119.999.000	3,00	6,00	12,00	79,00	100,00
56	604	22	14	41	Ruta Nacional Nº 7 - Potrerillos - Uspallata	1.230.000	16.278.000	903.000	11.589.000	30.000.000	5,00	54,00	3,00	38,00	100,00
56	604	22	14	42	Ruta Nacional Nº 7 - Potrerillos - Uspallata - Variante Uspallata	1.640.000	23.677.000	35.188.000	19.495.000	80.000.000	3,00	30,00	43,00	24,00	100,00
56	604	22	14	43	Ruta Nacional Nº 145 - Bardas Blancas - Hito Pehuenche - Km. 0 - Km. 13	1.640.000	23.677.000	28.615.000	6.068.000	60.000.000	3,00	40,00	47,00	10,00	100,00
56	604	22	14	44	Ruta Nacional Nº 22 - Variante por Plaza Huincul y Cutral Có	2.827.000	6.020.000	4.478.000	41.675.000	55.000.000	6,00	11,00	8,00	75,00	100,00
56	604	22	14	45	Variante Ruta Nacional Nº 22 - Intersección Ruta Provincial Nº 7 - Calle Conquistadores del Desierto	2.506.000	9.782.000	9.782.000	42.930.000	65.000.000	4,00	15,00	15,00	66,00	100,00
56	604	22	14	47	Ruta Nacional Nº 281 - Puerto Deseado - Empalme Ruta Nacional Nº 3 - Km.32,55	2.500.000	4.925.000	10.075.000	42.500.000	60.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	48	Ruta Nacional A012-34 - Empalme Ruta Nacional Nº 9 (Oeste) - Empalme Ruta Nacional Nº11 - Empalme Ruta Nº A006 - Empalme Ruta Nº A012	12.145.000	5.746.000	3.206.000	48.903.000	70.000.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	49	Ruta Nacional Nº 34 - San Vicente - Rafaela	1.667.000	3.010.000	3.010.000	12.314.000	20.001.000	9,00	15,00	15,00	61,00	100,00
56	604	22	14	50	Enlace Ruta Nacional Nº 9 con Ruta Nacional Nº34 en Santiago del Estero	3.856.000	8.208.000	7.327.000	130.609.000	150.000.000	3,00	6,00	4,00	87,00	100,00
56	604	22	14	51	Ruta sin Nº - Empalme Ruta Nacional Nº 3 (San Sebastián)	2.778.000	5.472.000	12.212.000	79.538.000	100.000.000	3,00	6,00	12,00	79,00	100,00
56	604	22	14	52	Ruta sin Nº - Empalme Complejo C - Empalme Complejo B	2.667.000	5.253.000	11.724.000	60.356.000	80.000.000	4,00	7,00	14,00	75,00	100,00
56	604	22	14	53	Ruta sin Nº - Empalme Complejo B - Empalme Complejo D	2.083.000	4.104.000	8.396.000	35.417.000	50.000.000	5,00	9,00	16,00	70,00	100,00
56	604	22	14	54	Ruta Nacional Nº 3 - Tolhuin - Ushuaia - Km. 3006 - Km. 3049	4.167.000	2.736.000	1.527.000	16.571.000	25.001.000	17,00	11,00	6,00	66,00	100,00
56	604	22	14	55	Ruta Nacional Nº 9 - Arroyo Mista - San Miguel de Tucumán	5.783.000	11.659.000	7.558.000	-	25.000.000	24,00	46,00	30,00	0,00	100,00
56	604	22	14	56	Ruta Nacional Nº 158 - San Francisco - Las Varillas - Km. 0 - Km. 35,00	2.429.000	3.448.000	5.770.000	30.353.000	42.000.000	6,00	9,00	13,00	72,00	100,00
56	604	22	14	57	Ruta Nacional Nº 158 - San Francisco - Las Varillas - Km. 35,00 - Km. 78,00	2.834.000	4.022.000	6.732.000	35.412.000	49.000.000	6,00	9,00	13,00	72,00	100,00
56	604	22	14	58	Ruta A016 - Empalme Ruta Nacional Nº 9 - Empalme Ruta Nacional Nº 34 (Siete de Abril)	18.085.000	20.090.000	20.090.000	50.734.000	108.999.000	18,00	9,00	4,00	69,00	100,00
56	604	22	14	59	Ruta Nacional Nº 16 Autovía Makallé - Presidente Roque Sáenz Peña	5.783.000	24.625.000	9.159.000	560.432.000	599.999.000	1,00	5,00	1,00	93,00	100,00
56	604	22	14	60	Ruta Nacional Nº 11 Autovía Empalme Ruta Provincial Nº 13 - Resistencia	5.000.000	9.950.000	9.159.000	95.891.000	120.000.000	5,00	9,00	7,00	79,00	100,00
56	604	22	14	61	Ruta Nacional Nº 22 Chimpay - Valle Regina Km. 1050 - Km. 1112	3.470.000	14.775.000	11.907.000	149.848.000	180.000.000	2,00	9,00	6,00	83,00	100,00
56	604	22	14	62	Ruta Nacional Nº 76 Puente Río Capayán - Famatina	1.042.000	2.052.000	4.198.000	17.708.000	25.000.000	5,00	9,00	16,00	70,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



51

M.E.y F.P.
569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	22	14	63	Ruta Nacional Nº 9 Autovía Santiago del Estero - Termas Río Hondo	3.856.000	16.417.000	9.159.000	270.569.000	300.001.000	2,00	5,00	3,00	90,00	100,00
56	604	22	14	64	Ruta Nacional Nº 33 Autovía Rufino - Rosario	7.711.000	7.285.000	9.159.000	975.864.000	999.999.000	1,00	1,00	1,00	97,00	100,00
56	604	22	14	65	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección I: Camino a Ingeniero White (Km. 8,65) - Estancia Don Enrique (km. 41,00)	3.781.000	10.397.000	8.548.000	167.273.000	189.999.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	66	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección II; Ea. Don Enrique (Km. 41,00) - Río Sauce Chico (Km. 73,00)	3.781.000	10.397.000	8.548.000	167.273.000	189.999.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	67	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección III: Río Sauce Chico (Km. 73,00) - Arroyo Cochenleofú Chico (Km. 102,21)	3.383.000	9.303.000	9.770.000	147.545.000	170.001.000	2,00	6,00	5,00	87,00	100,00
56	604	22	14	68	Ruta Nacional Nº 33 Bahía Blanca - Pigüe Sección IV: Arroyo Cochenleofú Chico (Km. 102,21) - Empalme Ruta Provincial Nº 67 (Km. 133,65)	3.582.000	9.850.000	7.327.000	159.241.000	180.000.000	2,00	6,00	4,00	88,00	100,00
56	604	22	14	69	Ruta Nacional Nº 40 Villa Aberastain - San Juan Km. 3444,89 - Km. 3456,72	1.944.000	3.831.000	3.562.000	25.663.000	35.000.000	6,00	11,00	10,00	73,00	100,00
56	604	22	14	70	Ruta Nacional Nº 18 Acceso a la Ciudad de Salta	1.108.000	12.405.000	13.087.000	-	26.600.000	5,00	46,00	49,00	0,00	100,00
56	604	22	14	72	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 1B) Distribuidor Ruta Provincial Nº 39 - Ruta Provincial Nº 192 (Parada Robles) (Km. 69,2 - Km. 78,1)	23.543.000	24.707.000	24.707.000	72.042.000	144.999.000	17,00	8,00	8,00	67,00	100,00
56	604	22	14	73	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 2) Ruta Provincial Nº 192 (Parada Robles) - San Antonio de Areco y Variante San Antonio de Areco (Km. 78,1 - Km. 114,857)	41.135.000	44.213.000	44.213.000	196.439.000	326.000.000	13,00	4,00	4,00	79,00	100,00
56	604	22	14	74	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 3) Fin Variante San Antonio de Areco - Inicio Variante Arrecifes (Km. 114,857 - Km. 171,20)	5.691.000	9.866.000	9.886.000	154.537.000	180.000.000	4,00	6,00	5,00	85,00	100,00
56	604	22	14	75	Ruta Autopista Nº 8 Autopista Pilar - Pergamino (Tramo: 4) Inicio Variante Arrecifes - Acceso a Fontezuela (Km. 171,20 - Km. 212,9)	11.181.000	10.535.000	9.159.000	549.125.000	580.000.000	2,00	2,00	1,00	95,00	100,00
56	604	22	14	76	Ruta Nacional Nº 8 Autopista Pilar - Pergamino (Tramo: 5) Variante Pergamino desde Acceso a Fontezuela a Fin de Autopista (Km. 212,9 - Km. 237,5)	2.570.000	10.945.000	10.177.000	76.308.000	100.000.000	3,00	11,00	10,00	76,00	100,00
56	604	26	3	1	Malla 209 B - II - Provincia de Santa Fe	719.000	1.416.000	3.159.000	37.823.000	43.117.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	6	Malla 113- II	9.056.000	4.286.000	9.564.000	107.618.000	130.524.000	7,00	4,00	7,00	82,00	100,00
56	604	26	3	17	Malla 101 B - II - Provincia de Santa Cruz	1.350.000	2.660.000	5.937.000	71.076.000	81.023.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	28	Malla 105 - II - Nacional	833.000	1.642.000	3.664.000	43.861.000	50.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	31	Malla 209 C - Provincia de Santa Fe	6.970.000	3.298.000	7.359.000	82.811.000	100.438.000	7,00	4,00	7,00	82,00	100,00
56	604	26	3	32	Malla 212 - Provincia de Córdoba	10.148.000	19.413.000	33.397.000	110.413.000	173.371.000	6,00	12,00	19,00	63,00	100,00
56	604	26	3	33	Malla 230 - Provincia de Córdoba	953.000	12.082.000	19.927.000	74.944.000	107.906.000	1,00	12,00	18,00	69,00	100,00
56	604	26	3	37	Malla 532 - Provincia de Corrientes	2.535.000	14.581.000	15.979.000	62.560.000	95.655.000	3,00	16,00	16,00	65,00	100,00
56	604	26	3	42	Malla 201 A - II - Provincia de Buenos Aires	1.437.000	2.830.000	6.316.000	75.619.000	86.202.000	2,00	4,00	7,00	87,00	100,00
56	604	26	3	43	Malla 201 B - II - Provincia de Buenos Aires	1.335.000	2.630.000	5.869.000	70.270.000	80.104.000	2,00	4,00	7,00	87,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"


52

M.E. y F.P. 569

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	1	Malla 130	4.293.000	2.611.000	5.828.000	66.803.000	79.535.000	6,00	4,00	7,00	83,00	100,00
56	604	26	4	8	Malla 334	936.000	1.844.000	4.114.000	49.257.000	56.151.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	12	Malla 508 - II - Provincia de Entre Ríos	1.417.000	2.791.000	6.228.000	74.564.000	85.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	13	Malla 337	2.056.000	4.054.000	9.046.000	108.305.000	123.463.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	15	Malla 435	1.076.000	13.633.000	22.874.000	84.173.000	121.756.000	1,00	12,00	18,00	69,00	100,00
56	604	26	4	17	Malla 440	1.771.000	3.488.000	7.785.000	93.201.000	106.245.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	18	Malla 531 - Provincia de Formosa	2.743.000	13.618.000	8.277.000	100.966.000	126.604.000	3,00	11,00	7,00	79,00	100,00
56	604	26	4	19	Malla 535	5.000.000	3.283.000	7.327.000	84.389.000	99.999.000	5,00	4,00	7,00	84,00	100,00
56	604	26	4	20	Malla 101 A - II - Nacional	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	22	Malla 111 - II	2.902.000	2.472.000	5.516.000	64.387.000	75.277.000	4,00	4,00	7,00	85,00	100,00
56	604	26	4	23	Malla 120 - II - Río Negro	7.460.000	14.151.000	15.509.000	55.716.000	92.836.000	9,00	15,00	16,00	60,00	100,00
56	604	26	4	26	Malla 209 A - II	3.778.000	2.298.000	5.129.000	58.794.000	69.999.000	6,00	4,00	7,00	83,00	100,00
56	604	26	4	27	Malla 135	2.085.000	4.108.000	9.166.000	109.741.000	125.100.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	28	Malla 136	2.471.000	4.868.000	10.864.000	130.066.000	148.269.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	30	Malla 401 A - II - Provincia de Salta	8.561.000	12.068.000	19.934.000	67.349.000	107.952.000	8,00	12,00	18,00	62,00	100,00
56	604	26	4	34	Malla 503 - II - Provincia de Corrientes	8.241.000	21.503.000	36.517.000	125.783.000	192.044.000	5,00	11,00	19,00	65,00	100,00
56	604	26	4	35	Malla 510 - II	5.381.000	10.318.000	11.108.000	40.883.000	67.690.000	8,00	16,00	16,00	60,00	100,00
56	604	26	4	36	Malla 211 - Provincia de Buenos Aires	6.079.000	13.679.000	22.943.000	79.467.000	122.168.000	5,00	12,00	18,00	65,00	100,00
56	604	26	4	38	Malla 537 - I	1.750.000	3.448.000	7.694.000	92.109.000	105.001.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	39	Malla 630 - I	3.215.000	13.679.000	22.903.000	82.215.000	122.012.000	3,00	12,00	18,00	67,00	100,00
56	604	26	4	41	Malla 233 - II	1.156.000	2.277.000	5.082.000	60.839.000	69.354.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	43	Malla 338 - I	936.000	1.844.000	4.116.000	49.277.000	56.173.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	44	Malla 331 - I	1.167.000	2.300.000	5.132.000	61.439.000	70.038.000	2,00	4,00	7,00	87,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
53

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

M.E.y F.P.
569

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCION DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos) 2011	2012	2013	RESTO	TOTAL	AVANCE FÍSICO (porcentajes) 2011	2012	2013	RESTO	TOTAL
56	604	26	4	45	Malla 114 - Nacional	2.105.000	4.147.000	9.255.000	110.799.000	126.306.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	46	Malla 140 - I	5.642.000	4.804.000	10.722.000	125.158.000	146.326.000	4,00	4,00	7,00	85,00	100,00
56	604	26	4	48	Malla 634	2.991.000	5.893.000	13.152.000	157.453.000	179.489.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	49	Malla 512 A	667.000	1.313.000	2.931.000	35.089.000	40.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	50	Malla 512 B	867.000	1.707.000	3.810.000	45.616.000	52.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	51	Malla 115	1.026.000	2.021.000	4.509.000	53.986.000	61.542.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	53	Malla 403	10.194.000	19.500.000	25.338.000	119.120.000	174.152.000	6,00	12,00	14,00	68,00	100,00
56	604	26	4	54	Malla 308	10.072.000	14.188.000	23.700.000	78.745.000	126.705.000	8,00	12,00	18,00	62,00	100,00
56	604	26	4	63	Malla 231	1.039.000	2.046.000	4.566.000	54.662.000	62.313.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	66	Malla 314	1.555.000	8.942.000	9.801.000	38.368.000	58.666.000	3,00	10,00	18,00	65,00	100,00
56	604	26	4	69	Malla 305 - Nacional	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	70	Malla 339 - Provincia de San Juan	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	71	Malla 635 - Provincia de Chubut	2.556.000	5.035.000	11.237.000	134.532.000	153.360.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	72	Malla 137 - Provincia de La Pampa	1.747.000	3.441.000	7.679.000	91.933.000	104.800.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	74	Ruta N° 95 - Malla 508	7.053.000	13.524.000	14.821.000	53.325.000	88.723.000	8,00	16,00	16,00	60,00	100,00
56	604	26	4	76	Ruta N° 251 - 3 - Malla 138	2.000.000	3.940.000	8.793.000	105.267.000	120.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	77	Malla 409 A	2.500.000	4.925.000	10.991.000	131.584.000	150.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	78	Ruta N° 8 - 11 - 33 - 34 - A012 - Malla 202 B - Santa Fe	11.144.000	5.273.000	11.766.000	132.399.000	160.582.000	7,00	4,00	7,00	82,00	100,00
56	604	26	4	79	Ruta A007 - 188 - Malla 232 - Santa Fe	1.000.000	1.970.000	4.396.000	52.634.000	60.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	80	Malla 235	4.965.000	9.820.000	14.587.000	269.688.000	299.060.000	2,00	4,00	4,00	90,00	100,00
56	604	26	4	81	Malla 540	2.402.000	4.732.000	10.560.000	126.431.000	144.125.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	82	Malla 439	1.369.000	2.697.000	6.019.000	72.066.000	82.151.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	83	Malla 541	1.303.000	2.567.000	5.728.000	68.576.000	78.174.000	2,00	4,00	7,00	87,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho


FOLIO
54

ANEXO
Planilla Anexa al Artículo Nº 4

El Poder Ejecutivo Nacional

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	4	84	Malla 408 D - Tucumán - Santiago del Estero	1.919.000	3.781.000	8.438.000	101.025.000	115.163.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	85	Malla 402 - A	1.450.000	16.228.000	6.374.000	62.842.000	86.894.000	2,00	19,00	7,00	72,00	100,00
56	604	26	4	86	Malla 402 - B	1.813.000	16.020.000	7.972.000	82.995.000	108.800.000	2,00	15,00	7,00	76,00	100,00
56	604	26	4	87	Malla 407	2.279.000	4.489.000	10.018.000	119.942.000	136.728.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	88	Malla 302	2.458.000	4.843.000	10.808.000	129.392.000	147.501.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	90	Malla 129	1.940.000	3.823.000	8.531.000	102.130.000	116.424.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	91	Malla 301	3.537.000	6.968.000	13.789.000	187.917.000	212.211.000	2,00	4,00	6,00	88,00	100,00
56	604	26	4	92	Malla103	2.457.000	4.840.000	10.800.000	129.305.000	147.402.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	93	Malla 106 A	2.204.000	4.342.000	9.690.000	116.010.000	132.246.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	94	Malla 123 B	2.178.000	4.292.000	9.577.000	114.660.000	130.707.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	95	Malla 109	2.996.000	5.902.000	13.170.000	157.672.000	179.740.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	96	Malla 131	2.826.000	5.571.000	12.431.000	148.830.000	169.660.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	97	Malla 207/304	1.846.000	3.636.000	8.114.000	97.141.000	110.737.000	2,00	4,00	7,00	87,00	100,00
56	604	26	4	98	Malla 104	1.927.000	3.797.000	8.473.000	101.443.000	115.640.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	1	Malla 340	1.834.000	3.613.000	8.062.000	96.517.000	110.026.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	2	Malla 116 B	1.710.000	3.368.000	7.516.000	89.980.000	102.574.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	3	Malla 117 A	1.670.000	3.289.000	7.340.000	87.872.000	100.171.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	4	Malla 404	2.233.000	4.399.000	9.817.000	117.534.000	133.983.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	5	Malla 338	3.615.000	7.121.000	15.892.000	190.263.000	216.891.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	6	Malla 542	2.402.000	4.732.000	10.560.000	126.431.000	144.125.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	7	Malla 509	2.277.000	4.485.000	10.010.000	119.839.000	136.611.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	8	Malla 513 B	1.499.000	2.953.000	6.590.000	78.895.000	89.937.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	8	Malla 102 A	2.050.000	4.039.000	9.012.000	107.899.000	123.000.000	2,00	4,00	7,00	87,00	100,00

ES COPIA
LUCIA GENTILE
Dirección de Despacho


FOLIO
55

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo N° 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	604	26	5	10	Malla 102 B	3.450.000	6.797.000	13.413.000	183.341.000	207.001.000	2,00	4,00	6,00	88,00	100,00
56	604	26	5	11	Malla 406 A	1.719.000	3.386.000	7.556.000	90.461.000	103.122.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	12	Malla 408 B	2.501.000	4.926.000	10.994.000	131.618.000	150.039.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	13	Malla 406 C	2.579.000	5.060.000	11.337.000	135.732.000	154.728.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	14	Malla 215	1.038.000	2.045.000	4.565.000	54.650.000	62.298.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	15	Malla 216 - A	1.091.000	2.150.000	4.797.000	57.436.000	65.474.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	16	Malla 216 - B	1.079.000	2.125.000	4.741.000	56.765.000	64.710.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	17	Malla 838	1.577.000	3.106.000	6.932.000	82.987.000	94.602.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	18	Malla 312	3.289.000	16.480.000	57.257.000	120.326.000	197.352.000	2,00	9,00	29,00	60,00	100,00
56	604	26	5	19	Malla 1178	3.208.000	6.319.000	16.443.000	166.483.000	192.453.000	2,00	4,00	8,00	86,00	100,00
56	604	26	5	22	Malla 341	2.000.000	3.940.000	1.465.000	112.594.000	119.999.000	2,00	4,00	1,00	93,00	100,00
56	604	26	5	23	Malla 601 - Ruta N° 3	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	24	Malla 602 - Ruta N° 3	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	25	Malla 543 - Ruta N° 12- Límite con Entre Ríos - Empalme Ruta Provincial N° 25	1.667.000	3.283.000	7.327.000	87.723.000	100.000.000	2,00	4,00	7,00	87,00	100,00
56	604	26	5	26	Malla 303 - Ruta N° 38 - y Ruta N° 75 - Empalme Ruta Nacional N° 74 (Patquía) - Límite con Catamarca / La Rioja -Aminga	2.667.000	3.283.000	7.327.000	86.723.000	100.000.000	3,00	4,00	7,00	86,00	100,00
56	604	38	0	17	Autovía 201 entre Ruta Provincial N° 4 y Calle General Hornos, Partido de 3 de Febrero - Provincia de Buenos Aires	24.815.636	39.705.915	17.197.236	1.000.000	82.718.787	30,00	48,00	21,00	1,00	100,00
56	604	38	0	20	Autovía Ruta Provincial N° 215 Tramo Ruta Provincial N° 29 - Brandsen Ruta Provincial N° 6 La Plata - Brandsen, Provincia de Buenos Aires	16.726.200	26.436.543	11.591.257	1.000.000	55.754.000	30,00	47,00	21,00	2,00	100,00
56	604	38	0	31	Caminos Acceso Central Nuclear Atucha - Acceso a Las Palmas - Provincia de Buenos Aires	5.081.250	7.795.212	3.521.300	539.732	16.937.500	30,00	46,00	21,00	3,00	100,00
56	604	39	0	9	Obra 223a Corredores Viales 3 Ruta Nacional N° 11 Arocena - Santo Tomé - Santa Fe	13.640.700	10.821.622	20.006.678	1.000.000	45.469.000	30,00	24,00	44,00	2,00	100,00
56	613	20	1	41	Construcción de Sistema Cloacal - Luján - Buenos Aires	25.100.000	20.000.000	12.900.000	-	58.000.000	45,00	35,00	20,00	0,00	100,00
56	613	20	1	58	Construcción de Acueducto Sur 2° Etapa - Salta	15.000.000	15.000.000	15.000.000	25.000.000	70.000.000	25,00	25,00	25,00	25,00	100,00
56	613	20	1	61	Sistema Integral de Desagües Cloacales - Gran San Juan	27.000.000	300.000	-	-	27.300.000	100,00	0,00	0,00	0,00	100,00
56	613	20	1	89	Sistema de Desagües Cloacales - Gran Tucumán	18.378.000	15.000.000	15.000.000	1.622.000	50.000.000	36,00	30,00	30,00	4,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



M.E. y F.P.
569

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS
QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	1	92	Construcción de Sistema Integral Cloacal - Córdoba	20.500.000	20.500.000	20.500.000	188.500.000	250.000.000	8,00	8,00	8,00	76,00	100,00
56	613	20	2	1	Construcción Sistema de Agua Potable - Bahía Blanca - Buenos Aires	6.000.000	10.000.000	10.000.000	54.000.000	80.000.000	8,00	13,00	13,00	66,00	100,00
56	613	20	2	2	Construcción del Sistema de Agua Potable - Escobar - Buenos Aires	3.500.000	1.000.000	1.000.000	23.500.000	29.000.000	12,00	4,00	3,00	81,00	100,00
56	613	20	2	3	Sistema de Provisión de Agua Potable - Cañuelas - Buenos Aires	500.000	1.000.000	1.000.000	17.500.000	20.000.000	3,00	5,00	5,00	87,00	100,00
56	613	20	2	4	Construcción de Sistema de Agua Potable - Clorinda - Formosa	1.000.000	1.000.000	1.000.000	29.000.000	32.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	5	Construcción del Sistema de Agua Potable - General Rodríguez - Buenos Aires	1.000.000	3.000.000	3.000.000	23.000.000	30.000.000	3,00	10,00	10,00	77,00	100,00
56	613	20	2	6	Construcción de Sistema de Agua Potable - José C. Paz - Buenos Aires	2.000.000	2.000.000	2.000.000	44.000.000	50.000.000	4,00	4,00	4,00	88,00	100,00
56	613	20	2	7	Optimización y Ampliación Sistema Agua Potable - San Miguel de Tucumán	2.500.000	2.500.000	3.850.000	41.150.000	50.000.000	5,00	5,00	8,00	82,00	100,00
56	613	20	2	8	Construcción del Sistema de Agua Potable - Malvinas Argentinas - Buenos Aires	2.000.000	2.000.000	2.000.000	33.000.000	39.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	2	9	Construcción de Sistema de Agua Potable - Marcos Paz - Buenos Aires	1.500.000	2.500.000	2.500.000	50.500.000	57.000.000	3,00	4,00	4,00	89,00	100,00
56	613	20	2	10	Construcción de Sistema de Agua Potable - Presidente Perón - Buenos Aires	2.000.000	3.000.000	3.000.000	30.000.000	38.000.000	5,00	8,00	8,00	79,00	100,00
56	613	20	2	11	Repotenciación Acueducto - Roque Sáenz Peña - Chaco	6.500.000	10.000.000	10.000.000	48.500.000	75.000.000	9,00	13,00	13,00	65,00	100,00
56	613	20	2	12	Sistema de Provisión de Agua Potable - San Nicolás - Buenos Aires	565.000	1.000.000	1.000.000	17.435.000	20.000.000	3,00	5,00	5,00	87,00	100,00
56	613	20	2	13	Construcción de Sistema de Agua Potable - Neuquén	4.500.000	4.500.000	4.500.000	56.500.000	70.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	14	Construcción del Sistema de Agua Potable - Gran Resistencia - Chaco	3.500.000	8.000.000	8.000.000	78.500.000	95.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	2	15	Construcción de Toma Única - Puerto Madryn - Trelew - Chubut	2.000.000	2.500.000	2.500.000	73.000.000	80.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	16	Construcción de Sistema de Agua Potable - Mar del Plata - Buenos Aires	2.500.000	2.500.000	2.500.000	42.500.000	50.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	2	17	Construcción de Sistema de Agua Potable - Chamical - La Rioja	3.500.000	3.500.000	3.500.000	18.500.000	29.000.000	12,00	12,00	12,00	64,00	100,00
56	613	20	2	18	Construcción de Sistema de Agua Potable - Chilecito - La Rioja	2.000.000	2.000.000	2.000.000	23.000.000	29.000.000	7,00	7,00	7,00	79,00	100,00
56	613	20	2	19	Sistema de Abastecimiento y Distribución de Agua Potable - Gran Mendoza	2.500.000	2.500.000	2.500.000	31.500.000	39.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	20	Construcción de Acueducto - Sierra Grande - Río Negro	5.000.000	5.000.000	5.000.000	33.000.000	48.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	2	21	Sistema de Agua Potable - Reconquista - Santa Fe	500.000	500.000	500.000	25.500.000	27.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	2	22	Optimización y Ampliación Sistema Agua Potable Gran Rosario - Santa Fe	500.000	500.000	5.000.000	144.000.000	150.000.000	0,00	1,00	2,00	97,00	100,00

ES COPIA
LUCILA GENTILE
Dirección de Despacho



ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	2	23	Construcción Planta Potabilizadora Gran Rosario - Santa Fe	1.000.000	500.000	5.000.000	143.500.000	150.000.000	1,00	1,00	3,00	95,00	100,00
56	613	20	2	24	Sistema de Agua Potable - Venado Tuerto - Santa Fe	1.500.000	1.500.000	4.500.000	32.500.000	40.000.000	4,00	4,00	11,00	81,00	100,00
56	613	20	2	25	Construcción del Sistema de Agua Potable - Gran Santiago del Estero	3.000.000	3.000.000	3.000.000	41.000.000	50.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	2	26	Construcción de Acueducto Lomas del Tafí - Tucumán	5.500.000	5.500.000	6.000.000	13.000.000	30.000.000	18,00	18,00	20,00	44,00	100,00
56	613	20	2	27	Sistema de Agua Potable Ushuaia - Tierra del Fuego	6.000.000	6.000.000	600.000	42.000.000	54.600.000	10,00	10,00	1,00	79,00	100,00
56	613	20	2	28	Construcción de Acueducto Sarmiento - Comodoro Rivadavia (Lago Muster) - Chubut	2.500.000	2.500.000	2.500.000	142.500.000	150.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	2	29	Ampliación y Rehabilitación Sistema de Agua Potable - Río Gallegos - Santa Cruz	4.000.000	4.000.000	35.000.000	107.000.000	150.000.000	3,00	3,00	13,00	81,00	100,00
56	613	20	2	30	Construcción de Acueducto Norte - Las Heras - Pico Truncado - Puerto Deseado - Caleta Olivia - Santa Cruz	10.500.000	10.500.000	15.000.000	99.000.000	135.000.000	8,00	8,00	11,00	73,00	100,00
56	613	20	2	31	Sistema de Provisión de Agua Potable - Gualeguaychú (2ª Etapa) - Entre Ríos	3.500.000	5.000.000	5.000.000	86.500.000	100.000.000	4,00	5,00	5,00	86,00	100,00
56	613	20	2	32	Construcción del Sistema de Agua Potable - La Plata - Buenos Aires	3.000.000	3.000.000	3.000.000	91.000.000	100.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	2	33	Optimización y Ampliación Sistema Agua Potable - San Salvador de Jujuy	4.500.000	5.000.000	5.000.000	85.500.000	100.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	1	Construcción de Sistema de Desagües Cloacales - Cuenca Media Lago San Roque - Córdoba	6.000.000	10.000.000	10.000.000	94.000.000	120.000.000	5,00	8,00	8,00	79,00	100,00
56	613	20	3	2	Construcción del Sistema Cloacal - Bahía Blanca - Buenos Aires	2.000.000	7.000.000	7.000.000	14.000.000	30.000.000	7,00	23,00	23,00	47,00	100,00
56	613	20	3	3	Ampliación del Sistema de Desagües Cloacales - Cañuelas - Buenos Aires	500.000	1.000.000	1.000.000	44.500.000	47.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	4	Construcción de Sistema de Desagües Cloacales - Pinamar - Buenos Aires	3.000.000	3.000.000	3.000.000	21.000.000	30.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	3	5	Construcción de Sistema de Desagües Cloacales - Formosa	4.500.000	5.000.000	5.000.000	105.500.000	120.000.000	4,00	4,00	4,00	88,00	100,00
56	613	20	3	6	Tratamiento de Desagües Cloacales - Ensenada - Buenos Aires	500.000	1.000.000	1.000.000	37.500.000	40.000.000	1,00	3,00	3,00	93,00	100,00
56	613	20	3	7	Construcción del Sistema Cloacal - Escobar - Buenos Aires	3.000.000	5.000.000	5.000.000	17.000.000	30.000.000	10,00	16,00	17,00	57,00	100,00
56	613	20	3	8	Construcción de Desagües Cloacales - General Rodríguez - Buenos Aires	1.000.000	3.000.000	3.000.000	23.000.000	30.000.000	3,00	10,00	10,00	77,00	100,00
56	613	20	3	9	Construcción del Sistema de Desagües Cloacales - José C. Paz - Buenos Aires	2.500.000	2.500.000	2.500.000	87.500.000	95.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	3	10	Construcción del Sistema Cloacales de Comodoro Rivadavia - Chubut	500.000	2.500.000	2.500.000	74.500.000	80.000.000	1,00	3,00	3,00	93,00	100,00
56	613	20	3	11	Construcción de Desagües Cloacales - Las Heras - Buenos Aires	1.000.000	5.000.000	5.000.000	24.000.000	35.000.000	3,00	14,00	14,00	69,00	100,00
56	613	20	3	12	Construcción de Desagües Cloacales - Malvinas Argentinas - Buenos Aires	2.500.000	5.000.000	15.000.000	67.500.000	90.000.000	3,00	6,00	17,00	74,00	100,00

El Poder Ejecutivo Nacional

ES COPIA
LUCILA GENTILE
Dirección de Despacho

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"



El Poder Ejecutivo Nacional

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	3	13	Construcción de Desagües Cloacales - Marcos Paz - Buenos Aires	2.000.000	2.500.000	2.500.000	18.000.000	25.000.000	8,00	10,00	10,00	72,00	100,00
56	613	20	3	14	Construcción del Sistema Cloacal - Pilar - Buenos Aires	500.000	500.000	500.000	46.500.000	48.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	15	Construcción de Desagües Cloacales - Presidente Perón - Buenos Aires	2.000.000	3.000.000	3.000.000	37.000.000	45.000.000	4,00	7,00	7,00	82,00	100,00
56	613	20	3	16	Construcción de Sistema de Desagües Cloacales - Roque Sáenz Peña - Chaco	3.000.000	6.000.000	6.000.000	55.500.000	70.500.000	4,00	9,00	9,00	78,00	100,00
56	613	20	3	17	Sistema de Desagües Cloacales - San Nicolás - Buenos Aires	1.500.000	3.000.000	3.000.000	22.500.000	30.000.000	5,00	10,00	10,00	75,00	100,00
56	613	20	3	18	Construcción de Sistema de Desagües Cloacales - El Dorado - Misiones	4.500.000	4.770.000	5.000.000	15.730.000	30.000.000	15,00	16,00	17,00	52,00	100,00
56	613	20	3	19	Construcción de Sistema de Desagües Cloacales - Gran Mendoza	3.000.000	3.500.000	3.500.000	64.000.000	74.000.000	4,00	5,00	5,00	86,00	100,00
56	613	20	3	20	Construcción de Sistema de Desagües Cloacales - La Rioja -	3.000.000	3.000.000	3.000.000	31.500.000	40.500.000	7,00	7,00	7,00	79,00	100,00
56	613	20	3	21	Construcción Sistema de Desagües Cloacales - Tartagal - Salta	500.000	500.000	500.000	59.500.000	61.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	22	Sistema de Tratamiento de Efluentes Cloacales - Zárate - Buenos Aires	500.000	500.000	500.000	28.500.000	30.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	23	Sistema Desagües Cloacales - San Fernando del Valle de Catamarca	500.000	500.000	500.000	33.500.000	35.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	24	Construcción de Colectores Cloacales - Córdoba	500.000	10.000.000	10.000.000	159.500.000	180.000.000	0,00	6,00	6,00	88,00	100,00
56	613	20	3	25	Construcción de Sistema Cloacal - Deán Funes - Córdoba	500.000	500.000	500.000	65.500.000	67.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	26	Construcción de Sistema Integral Cloacal - San Francisco Córdoba	500.000	500.000	500.000	48.500.000	50.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	27	Ampliación Sistema Cloacal - Villa Carlos Paz - Córdoba	500.000	500.000	500.000	47.500.000	49.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	28	Construcción de Sistema Cloacal - Villa Dolores - Córdoba	2.000.000	500.000	500.000	41.000.000	44.000.000	5,00	1,00	1,00	93,00	100,00
56	613	20	3	29	Sistema de Desagües Cloacales - Corrientes	500.000	500.000	500.000	138.500.000	140.000.000	0,00	1,00	1,00	98,00	100,00
56	613	20	3	30	Sistema de Desagües Cloacales - Goya - Corrientes	3.000.000	5.000.000	5.000.000	69.000.000	82.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	3	31	Construcción de Sistema Cloacal - Paso de la Patria - Corrientes	4.000.000	11.000.000	6.000.000	4.000.000	25.000.000	16,00	44,00	24,00	16,00	100,00
56	613	20	3	32	Construcción del Sistema de Desagües Cloacales - Gran Resistencia - Chaco	5.500.000	6.000.000	6.000.000	62.500.000	80.000.000	8,00	6,00	8,00	80,00	100,00
56	613	20	3	33	Optimización Sistema De Desagües Cloacales - Malargüe - Mendoza	4.203.639	11.000.000	83.319	-	15.286.958	27,00	73,00	0,00	0,00	100,00
56	613	20	3	34	Ampliación Sistema Cloacal - Puerto Madryn - Chubut	500.000	2.500.000	2.500.000	63.500.000	69.000.000	1,00	4,00	4,00	91,00	100,00
56	613	20	3	35	Sistema de Desagües Cloacales - Concordia - Entre Ríos	500.000	500.000	500.000	37.500.000	39.000.000	1,00	1,00	1,00	97,00	100,00


59

M.E. y F.P.
569

El Poder Ejecutivo Nacional

"2010-AÑO DEL BICENTENARIO DE LA REVOLUCIÓN DE MAYO"

ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCIÓN	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
56	613	20	3	36	Construcción sistema de Desagües Cloacales - Chamical - La Rioja	2.000.000	2.000.000	2.000.000	29.000.000	35.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	37	Construcción de Sistema de Desagües Cloacales - Chilecito - La Rioja	2.500.000	2.500.000	2.500.000	28.500.000	36.000.000	7,00	7,00	7,00	79,00	100,00
56	613	20	3	38	Construcción de Sistema de Desagües Cloacales - San Rafael - Mendoza	500.000	1.000.000	1.000.000	38.500.000	41.000.000	1,00	2,00	2,00	95,00	100,00
56	613	20	3	39	Construcción de Sistema de Desagües Cloacales - Oberá - Misiones	500.000	500.000	500.000	51.500.000	53.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	40	Construcción de Red Cloacal - Puerto Iguazú - Misiones	2.000.000	2.000.000	2.000.000	36.000.000	42.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	41	Construcción de Desagües Cloacales - Villa La Angostura - Neuquén	5.000.000	5.000.000	5.000.000	65.000.000	80.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	42	Optimización Sistema de Desagües Cloacales - Cipolletti - Río Negro	4.000.000	5.000.000	5.000.000	41.000.000	55.000.000	7,00	9,00	9,00	75,00	100,00
56	613	20	3	43	Sistema de Desagües Cloacales - General Roca - Río Negro	500.000	5.000.000	5.000.000	28.500.000	39.000.000	1,00	13,00	13,00	73,00	100,00
56	613	20	3	44	Sistema Integral de Desagües Cloacales - San Carlos de Bariloche - Río Negro	3.000.000	3.000.000	3.000.000	101.000.000	110.000.000	3,00	3,00	3,00	91,00	100,00
56	613	20	3	45	Sistema de Desagües Cloacales - Rafaela - Santa Fe	500.000	500.000	500.000	60.500.000	62.000.000	1,00	1,00	1,00	97,00	100,00
56	613	20	3	46	Optimización Sistema de desagües Cloacales - Santa Fe	4.500.000	4.500.000	4.500.000	71.500.000	85.000.000	5,00	5,00	5,00	85,00	100,00
56	613	20	3	47	Sistema de desagües Cloacales - Venado Tuerto - Santa Fe	500.000	500.000	4.500.000	39.500.000	45.000.000	1,00	1,00	10,00	88,00	100,00
56	613	20	3	48	Construcción de Planta Depuradora en Trelew (Laguna Negra) - Chubut	6.000.000	6.000.000	6.000.000	34.326.875	52.326.875	11,00	11,00	11,00	67,00	100,00
56	613	20	3	49	Construcción de Desagües Cloacales - Concepción - Tucumán	3.000.000	3.000.000	5.000.000	40.000.000	51.000.000	6,00	6,00	10,00	78,00	100,00
56	613	20	3	50	Construcción de Desagües Cloacales - Famaillá - Tucumán	4.000.000	4.000.000	5.000.000	32.000.000	45.000.000	9,00	9,00	11,00	71,00	100,00
56	613	20	3	51	Construcción de Desagües Cloacales - Chacra XIII - Río Grande - Tierra del Fuego	2.000.000	2.000.000	2.000.000	14.000.000	20.000.000	10,00	10,00	10,00	70,00	100,00
56	613	20	3	52	Construcción de Desagües Cloacales - Ushuaia - Tierra del Fuego	1.500.000	1.500.000	1.500.000	15.500.000	20.000.000	8,00	8,00	8,00	76,00	100,00
56	613	20	3	53	Construcción de Tratamiento Integral Desagües Cloacales - Santiago del Estero	4.500.000	4.500.000	4.500.000	66.500.000	80.000.000	6,00	6,00	6,00	82,00	100,00
56	613	20	3	54	Construcción Planta Depuradora - Puerto Santa Cruz	2.000.000	2.000.000	15.000.000	26.000.000	45.000.000	4,00	4,00	33,00	59,00	100,00
56	613	20	3	55	Construcción de Sistema Cloacal - La Plata - Buenos Aires	4.000.000	5.000.000	5.000.000	36.000.000	50.000.000	8,00	10,00	10,00	72,00	100,00
56	613	20	3	56	Construcción Sistema de Desagües Cloacales - San Salvador de Jujuy	3.500.000	5.000.000	5.000.000	66.500.000	80.000.000	4,00	6,00	6,00	84,00	100,00
56	613	20	3	57	Construcción Sistema de Desagües Cloacales - San Pedro - Jujuy	1.000.000	1.000.000	1.000.000	49.000.000	52.000.000	2,00	2,00	2,00	94,00	100,00
56	613	20	3	58	Construcción de Sistema de Saneamiento Integral - La Paz - Entre Ríos	5.000.000	5.000.000	5.000.000	59.000.000	74.000.000	7,00	7,00	7,00	79,00	100,00

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ANEXO
Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	PROYECTO	PROYECTOS DE OBRA	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (porcentajes)				
						2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
71	336	1	0	4	Remodelación y Ampliación Nueva Sede del Ministerio de Ciencia, Tecnología e Innovación Productiva -Etapa II	100.500.000	20.000.000	-	-	120.500.000	83,00	17,00	0,00	0,00	100,00
80	908	56	0	5	Construcción de Laboratorio de Investigación y Diagnóstico y Consultorios Externos	200.000	278.882	622.734	17.778.384	18.880.000	1,00	2,00	3,00	94,00	100,00
80	906	56	0	7	Remodelación Integral del Predio INEVH- Pergamino	250.000	348.602	778.417	35.857.981	37.235.000	1,00	1,00	2,00	96,00	100,00
80	906	58	0	7	Construcción Edificio Sala de Máquina	700.000	976.087	1.000.000	14.823.913	17.500.000	4,00	6,00	8,00	82,00	100,00
88	906	56	0	8	Construcción Nuevo Edificio del Centro Nacional de Genética Médica	280.000	390.435	871.827	26.297.738	27.840.000	1,00	2,00	3,00	94,00	100,00
80	908	58	0	4	Refuncionalización y Equipamiento de la Unidad de Terapia Intensiva de Adultos	4.860.000	13.842.629	-	-	18.702.629	25,00	75,00	0,00	0,00	100,00
80	906	56	0	7	Reemplazo del Sistema Eléctrico del Hospital Posadas	100.000	18.799.500	-	-	18.899.500	1,00	99,00	0,00	0,00	100,00
TOTALES						4.096.855.522	7.223.098.807	7.392.361.193	47.021.538.321	65.733.854.843					

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ANEXO

Planilla Anexa al Artículo Nº 4

CONTRATACIÓN DE OBRAS O ADQUISICIÓN DE BIENES Y SERVICIOS QUE INCIDEN EN EJERCICIOS FUTUROS

JURISDICCION	SERVICIO	PROGRAMA	SUBPROGRAMA	BIENES Y SERVICIOS	IMPORTE A DEVENGAR (en pesos)					AVANCE FÍSICO (en porcentaje)				
					2011	2012	2013	RESTO	TOTAL	2011	2012	2013	RESTO	TOTAL
45	370	16	0	Programa IA-63 PAMPA	600.000	248.606.082	318.861.295	148.953.771	717.061.148	0,00	35,00	45,00	20,00	100,00
45	370	16	0	Programa IA-58 PUCARÁ	160.000	87.950.322	136.807.502	258.352.757	483.270.041	0,00	18,00	28,00	54,00	100,00
45	370	16	0	Servicios Aeronáuticos - Modernización	180.000	19.256.224	15.718.974	9.410.474	44.566.672	0,00	43,00	35,00	22,00	100,00
45	370	16	0	Servicios Aeronáuticos - Mantenimiento	1.000.000	314.201.659	272.460.443	200.476.091	788.138.193	0,00	40,00	35,00	25,00	100,00
45	379	16	0	Microsoft Convenio Gubernamental	2.058.000	2.058.000	-	-	4.118.000	50,00	50,00	0,00	0,00	100,00
45	379	16	0	Contrato de Actualización VMWARE	197.647	197.647	-	-	395.294	50,00	50,00	0,00	0,00	100,00
45	379	16	0	Licencias Software Marco Escuela Microsoft	72.141	72.141	72.141	-	216.423	33,33	33,33	33,33	0,00	100,00
45	379	16	0	Contrato GOODRICH -Accesorios y Repuestos Turbinas TYNE y OLIMPUS	4.160.000	3.120.000	3.120.000	-	10.400.000	40,00	30,00	30,00	0,00	100,00
45	379	16	0	Contratos PIELSTICK - Repuestos para Motores	2.400.000	2.400.000	2.400.000	-	7.200.000	34,00	33,00	33,00	0,00	100,00
45	379	16	0	Contratos MTU - Repuestos para Motores	1.600.000	1.600.000	1.600.000	-	4.800.000	34,00	33,00	33,00	0,00	100,00
45	379	16	0	Contrato ROLLS - ROYCE - Repuestos de Turbinas	14.820.000	11.115.000	11.115.000	-	37.050.000	40,00	30,00	30,00	0,00	100,00
45	379	16	0	Contrato Baterías SUBC	16.466.640	11.786.640	2.946.720	-	31.200.000	53,00	37,00	10,00	0,00	100,00
75	850	26	0	Programa Conectar Igualdad Com.Ar	3.313.293.091	154.122.022	-	-	3.467.415.113	90,00	10,00	0,00	0,00	100,00
				TOTALES	3.357.207.519	456.545.737	764.903.138	817.193.093	5.395.849.484					


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ANEXO
Planilla Anexa al Art. 10

OPERACIONES DE CRÉDITO PÚBLICO

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO (en pesos)	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o préstamos	50.000.000.000	90 días	Servicio de la deuda y/ gastos no operativos
"	"	20.000.000.000	180 días	"
"	"	10.000.000.000	360 días	"
"	"	10.000.000.000	18 meses	"
"	"	10.000.000.000	2 años	"
"	"	10.000.000.000	3 años	"
"	"	10.000.000.000	4 años	"
Comisión Nacional de Actividades Espaciales	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	130.000.000	2 años	Financiación de contratos de colocación en órbita de satélites del Plan Espacial Nacional y desarrollos conexos al Curso de Acción de Acceso al Espacio
Universidad Nacional de San Martín	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	20.000.000	1 año	Infraestructura y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica
Universidad Nacional de Villa María	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	10.000.000	1 año	Infraestructura y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica
Instituto Universitario Nacional del Arte	Crédito bancario y/o Proveedores y/o otras fuentes de financiamiento	33.000.000	10 años	Adquisición de inmuebles y construcciones y mejoras (obras civiles) y equipamiento destinado a funciones de docencia de grado y postgrado, investigación y transferencia tecnológica

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ANEXO

Planilla Anexa al Art. 13

Jurisdicción Entidad	Tipo de Deuda	Montos en Dólares (o su equivalente en otras monedas)	Plazo Mínimo de Amortización	Destino del Financiamiento
Administración Central	Títulos o Préstamo	2.175.530.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China
Administración Central	Títulos o Préstamo	1.222.000.000	3 años	Condor Cliff – Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	700.000.000	3 años	Central Atómica Atucha III
Administración Central	Títulos o Préstamo	349.690.000	3 años	Gasoducto del Noreste Argentino (GNEA)
Administración Central	Títulos o Préstamo	300.000.000	6 meses	Inversiones en Aeronaves
Administración Central	Títulos o Préstamo	130.000.000	6 meses	Planta de Regasificación de Gas Natural
Administración Central	Títulos o Préstamo	50.000.000	6 meses	Adquisición de Frentes Largos Completos YCRT
Administración Central	Títulos o Préstamo	42.500.000	6 meses	Gasoducto Juana Azurduy
Administración Central	Títulos o Préstamo	780.000.000	5-10 años	Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Administración Central	Títulos o Préstamo	650.000.000	5-10 años	Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca y Puelén-Chacharramendi
Administración Central	Títulos o Préstamo	615.000.000	1-3 años	Proyectos de Infraestructura Ferroviaria
Administración Central	Títulos o Préstamo	195.000.000	1-3 años	Torre del Bicentenario - Torre única de comunicaciones
Administración Central	Títulos o Préstamo	390.000.000	1-3 años	Tendido de Fibra Óptica y Construcción del Sistema Satelital Argentino – ARSAT I-II

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65
ANEXO

Planilla Anexa al Art. 14

OPERACIONES DE CRÉDITO PÚBLICO PLURIANUAL

JURISDICCIÓN ENTIDAD	TIPO DE DEUDA	MONTO AUTORIZADO 2012	MONTO AUTORIZADO 2013	MONTO AUTORIZADO Resto	PLAZO MÍNIMO DE AMORTIZACIÓN	DESTINO DEL FINANCIAMIENTO
Administración Central	Títulos o Préstamo	U$S 1.731.799.484	U$S 1.398.216.404	U$S 1.009.743.391	3 Años	Condor Cliff – Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Administración Central	Títulos o Préstamo	U$S 133.280.000	U$S 118.236.728	U$S 178.126.061	5 años	Inversiones en aviones
Administración Central	Títulos o Préstamo	U$S 700.000.000	U$S 200.000.000	U$S 2.000.000.000	4 Años	Central Atómica Atucha III
Administración Central	Títulos o Préstamo	$ 2.012.000.000	$ 2.013.000.000	$ 2.014.000.000	1 - 5 años	Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Administración Central	Títulos o Préstamo	$ 100.000.000	$ 125.000.000	$ 125.000.000	5-10 años	Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca y Puelén-Chacharramendi
Administración Central	Títulos o Préstamo	$ 3.544.633.352	$ 2.626.232.561	-	5 años	Proyectos de Infraestructura Ferroviaria
Administración Central	Títulos o Préstamo	U$S 609.114.000	U$S 548.614.000	U$S 147.257.000	3 años	Gasoducto del Noreste Argentino (GNEA)
Administración Central	Títulos o Préstamo	U$S 350.000.000	U$S 50.000.000	U$S 50.000.000	3 años	Tendido de Fibra Optica y Construcción del Sistema Satelital Argentino - ARSAT I-II
Administración Central	Títulos o Préstamo	U$S 2.737.000.000	U$S 2.520.000.000	U$S 800.000.000	1 año	Ejecución de proyectos ferroviarios y adquisición de equipamiento ferroviario y naval en el marco de los acuerdos celebrados con la República Popular de China

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Planilla Anexa al Art. 16


ANEXO
FOLIO
66

ENTE AVALADO / GARANTIZADO	Monto Máximo en Dólares o su equivalente en otras monedas (deberán sumarse los montos necesarios por intereses y demás accesorios)	TIPO DE DEUDA
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	5.000.000.000	Bancaria/Financiera - Obras de Infraestructura Energética – Hidroeléctrica Cóndor Cliff y la Barrancosa, Chihuidos, Los Blancos y Punta Negra.
Nucleoeléctrica Argentina S.A.	4.000.000.000	Bancaria/Financiera - Obras de Infraestructura Energética – Prolongación vida Central Atómica Embalse – Atucha III
Energía Argentina S.A.	2.700.000.000	Bancaria/Financiera/Comercial – Terminación y cierre de Ciclo Combinado Barragán y Brigadier López – Adquisición de Barcazas – Adquisición de un Ciclo Combinado en Campana
Energía Argentina S.A.	2.000.000.000	Bancaria/Financiera/Comercial – Inversión en Generación de Energías Renovables
Energía Argentina S.A.	1.155.000.000	Bancaria/Financiera – Obras de Infraestructura Energética: Gasoducto del Noreste - Construcción del Gasoducto Juana Azurduy – Importación de gas Natural de la República de Bolivia -Instalaciones para el Almacenamiento y Regasificación de Gas Natural Liquado - Buque Regasificador
Administración de Infraestructura ferroviarias Sociedad del Estado	800.000.000	Bancaria/Financiera - Obras de Infraestructura de Ferroviarias
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	350.000.000	Bancaria/Financiera – Obras de Infraestructura Energética – Ampliación Gasoductos Troncales.
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	330.000.000	Bancaria/Financiera/Comercial – Adquisición de Aeronaves
Vehículo Financiero elegido para la concreción del financiamiento	200.000.000	Bancaria/Financiera/Comercial – modernización del parque de generación en centrales de la Costa Atlántica S.A
Empresa Argentina de Soluciones Satelitales S.A – AR-SAT	80.000.000	Bancaria/Financiera/Comercial – Tendido de fibra óptica.
Entidad Binacional Túnel de Baja Altura – Ferrocarril Trasandino Central Ley N° 26.561	10.000.000	Bancaria/Financiera/Comercial - Ferrocarril Trasandino Central Ley Nº 26.561
Entidad o Vehículo Financiero elegido para la concreción del financiamiento	195.000.000	Bancaria/Financiera/Comercial - Torre del Bicentenario – Torre única de comunicaciones
Empresa Argentina de Soluciones Satelitales S.A – AR-SAT	30.000.000	Bancaria/Financiera/Comercial – Construcción del Sistema Satelital Argentino ARSAT – 1
Agua y Saneamientos Sociedad Anónima – AySA	330.000.000	Bancaria/Financiera/Comercial - Plan director de Obras de Aguas y Saneamientos Argentinos S.A
Banco de la Nación Argentina o Entidad o Vehículo de Financiamiento elegido para la concreción del financiamiento	1.000.000.000	Bancaria/Financiera/Comercial - Acueductos Regionales Santa Rosa, Chaco, Prov Sta Fe, B.Blanca, y Puelén-Cacharramendi.



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ANEXO
Planilla Anexa al Art. 17

OTORGAMIENTO DE AVALES

ENTE AVALADO	MONTO MAXIMO AUTORIZADO	TIPO DE DEUDA
Fábrica Militar de Aviones Brigadier San Martín S.A.	U$S 20.000.000	Recuperación y revitalización de la industria aeronáutica nacional.
TANDANOR S.A.	U$S 30.000.000	Proyecto estratégico de recuperación de la capacidad productora naviera nacional.
Investigaciones Aplicadas Sociedad del Estado (INV.AP. S.E.)	U$S 75.000.000	Garantía de ejecución, anticipo y operaciones de pre-financiación de exportaciones para la ejecución de proyectos de exportación en las áreas nuclear y/o espacial.

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ANEXO 68
Planilla Anexa al Art. 19

COLOCACIÓN DE BONOS DE CONSOLIDACIÓN DE DEUDAS

En millones de pesos

CONCEPTO	TOTAL
Instituto de Ayuda Financiera para el Pago de Retiros y Pensiones Militares	35
Caja de Retiros, Jubilaciones y Pensiones de la Policía Federal Argentina	100
Servicio Penitenciario Federal, Gendarmeria Nacional y Prefectura Naval Argentina	200
Artículo 7° de la Ley N° 23.982, Incisos b) y c)	1.765
Artículo 7° de la Ley N° 23.982, Incisos d), e) y g)	300
Artículo 7° de la Ley N° 23.982, Incisos h)	200
Otras deudas que se cancelan mediante la entrega de Bonos de Consolidación	100
Beneficiarios de Leyes N° 24.411; N° 24.043 y N° 25.192	300
Leyes N° 25.471 y N° 26.572	400
Sentencias Judiciales Ex Agentes de Yacimientos Petrolíferos Fiscales (YPF)	300
TOTAL	**3.700**